Form 20-F/A
period 2001-12-31
ROBOGROUP TEK LTD
filed 2002-11-25
CIK 743399

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

      [ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                     OR (g) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934
                                       Or
      [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001
                                       Or
      [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF
                                      1934
                        For the transition period from to
                         Commission file number: 0-19435

                              ROBOGROUP T.E.K. LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     Israel
                 (Jurisdiction of incorporation or organization)

     13 Hamelacha Street, Afeq Industrial Park, Rosh Ha'Ayin, 48091, Israel
                    (Address of principal executive offices)

               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:

          Title of Each Class Name of Each Exchange on Which Registered
          ------------------- -----------------------------------------
                None                           N/A
               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:

                       Ordinary Shares, NIS 0.5 Par Value
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                             15(d) of the Act: None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                  Ordinary Shares, par value NIS 0.5 per share
           as of December 31, 2001..........................11,221,152

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                              Item 17 [X] Item 18 [ ]

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         The following table lists our executive officers and directors:

  Name                                   Age     Position
Rafael Aravot ......................     48     Chairman of the Board, Chief Executive Officer
                                                and Director
Noam Kra-Oz ........................     48     Managing Director and Director
Haim Schleifer .....................     48     Managing Director and Director
Eldad Chereshnia ...................     43     Joint General Manager of the Educational Sector
Moshe Turner .......................     49     Joint General Manager of the Educational Sector
Joseph Biran .......................     56     General Manager of Yaskawa Eshed Technology Ltd.
Alon Shacham .......................     43     General Manager of MemCall
Anat Katz-Ifergan ..................     34     Chief Financial Officer
Ophra Levy-Mildworth................     34     Corporate Attorney and Secretary
Gideon Missulawin ..................     62     Director
Menachem Zenziper ..................     59     Director
Arie Kraus .........................     46     Director
Alex Tal ...........................     56     Director
Amiram Dagan .......................     48     Outside Director
Tami Gotlieb .......................     45     Outside Director

     Messrs. Aravot, Kra-Oz, Schleifer, Missulawin, Zenziper, Kraus and Tal will serve as directors until our 2002 annual general meeting of shareholders. Mr. Dagan and Ms. Gotlieb were elected to serve as our outside directors at our annual general meeting of shareholders which took place on December 20, 2001. They will serve in such office pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2004 annual general meeting of shareholders. Thereafter, their office may be renewed for only one additional three-year term.

     Rafael Aravot has been our Managing Director since our formation in 1982 and Chief Executive Officer and Chairman of the Board since February 2001. Since 1999 Mr. Aravot has served as a member of our Compensation Committee. Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., Chairman of the board of MemCall Ltd. and MemCall LLC. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

     Noam Kra-Oz has been our Managing Director since February 2001 and our Joint Managing Director from 1992 until 2001. He has also been a director since December 1983. Mr. Kra-Oz is a director of Yaskawa Eshed Technology Ltd., Intelitek Inc., Robotec Technologies Ltd., Computras Computerized Training

Systems Ltd., Computras Marketing Training Systems (1988) Ltd. and Eshed Robotec B.V. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

     Haim Schleifer has been our Managing Director since February 2001 and our Joint Managing Director of Research and Development and Pedagogical Department from 1996. Mr. Schleifer is director of Eshed Robotec B.V., MemCall Ltd. and MemCall LLC. Mr. Schleifer received an M.B.A. from Tel Aviv University and a B.Sc. in Electronic Engineering from the Technion Israel Institute of Technology in Haifa.

     Eldad Chereshnia has served as our Joint Managing Director of the Educational Sector since April 2000. From March 1996 until March 2000, he served as our Vice President - International Marketing. From 1988 to February 1995, he was General Manager of our subsidiary, Robotec Technologies Ltd. Mr. Chereshnia serves as a director of our subsidiaries Robotec Technologies Ltd., Intelitek Inc. and Computras Computerized Training Systems Ltd., Mr. Chereshnia received his B.A. in Computer Science and Mathematics from Tel Aviv University.

     Moshe Turner has served as a Joint General Manager of the Educational Sector since April 2000. From February 1995 he served as General Manager of Robotec Technologies Ltd. Mr. Turner was Managing Director for Elbit ATI of the Elbit Group from November 1993 until January 1995. From February 1991 until November 1993, he was Vice Managing Director of the Recycling Division of American-Israeli Paper Mills Ltd. Mr. Turner serves as a director of the subsidiaries Robotec Technologies Ltd., Intelitek Inc. and Computras Computerized Training Systems Ltd., Mr. Turner received an M.Sc. in Business Administration and a B.A. in Economics from Bar Ilan University.

     Joseph Biran has served as our Vice President R&D and Operations since April 1994, and as General Manager of Yaskawa Eshed Technology Ltd. since December 1996. From 1990 until 1994, he was Research and Development Manager of Electric Fuel Co. Mr. Biran received his B.Sc. in Mechanical Engineering from the Technion Institute of Technology in Haifa and also received an M.B.A. from Tel Aviv University.

     Alon Shacham has served as the General Manager of MemCall since August 2000. Mr. Shacham also served as a management member at Information Storage Devices - Israel, and as a V.P. Marketing at Seagull Semiconductors. Mr. Shacham received his B.Sc. in Computer Science from the Technion in Haifa.

     Anat Katz-Ifergan has served as our Chief Financial Officer since October 1999. She also serves as Chief Financial Officer of all our subsidiaries. From November 1993 until August 1998 she was Chief Financial Officer and Controller of Computer Stores MSZ Ltd. Mrs. Katz-Ifergan received her B.A. in Economics and Accounting from the Bar-Ilan University and her C.P.A. license in Israel in June 1993.

     Ophra Levy-Mildworth has served as our Legal Counsel and Company's Secretary since February 2001. She also serves as the legal Counsel and Company Secretary of all our subsidiaries. Until September 2000, she was a lawyer in the law firm of Lahav, Litvak-Abadi. Ms. Levy received her B.A. in Law and Economics from Tel-Aviv University.

     Gideon Missulawin has been our director since 1983. He served as Chairman of the Board from December 1985 until February 2001. Since 1999 Mr. Missulawin has served as a member of our Compensation Committee. Mr. Missulawin is a director of Vernon Investments Company Ltd. and Newcorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies. Mr. Missulawin holds a B.Sc. in Chemical Engineering from the University of Witwatersrand in Johannesburg, South Africa and a Master of Business Leadership
(MBL) from the University of South Africa. He undertook post graduate work at the Weitzman Institute of Science in Rehovot, Israel. He is a graduate member of the Institution of Chemical Engineers in England, a member of the South African Institute of Chemical Engineers and a Professional Engineer registered in 1969 with the South African Council for Professional Engineers.

     Menachem Zenziper has been our Director since 1983. Mr. Zenziper is a Director of Zenziper Company for Import of Grain and Fodder Ltd. Mr. Zenziper received a B.Sc. in Industrial Engineering and Master Degree in Management Science from the Technion Israel Institute of Technology, Haifa.

     Arie Kraus has been a director since December 1983 and a member of our audit committee. Mr. Kraus served as our corporate Secretary from August 1991 until June 1994. Until 1997 he was responsible for our new building project in Rosh Ha'Ayin. From December 1983 to 1997, Mr. Kraus was Manager of Shivrug Ltd. Mr. Kraus received a B.Sc. in Production Engineering from Tel Aviv University.

     Alex Tal has been a director since January 2001. Since July 2000 until June 2001, he has served as manager of our New-Ventures Sector. From 1996 until January 2000, Mr. Tal served as the Israeli Navy General Commander. From 1993 until 1995 he was the Representative of the Israeli Ministry of Defense and the Israeli Defense Forces in Chile.

     Amiram Dagan has served as an outside director since February 2002. Mr. Dagan is a member of our audit committee. Mr. Dagan was a commander of Israel Air Force Systems Department, Vice President in Nice Systems Ltd., and presently serves as development and Operation of the Hetz Hakesef Company. Mr. Dagan is Graduate of the Technion in Haifa, and received Master degree in Political Science and National Security from the University of Haifa. He also has a master degree in Business Administration from Tel Aviv University.

     Tami Gotlieb has served as an outside director since February 2002. Ms. Gotlieb is a member of our audit committee. Ms. Gotlieb is a Manager in Investec Clali - Management and Underwriting Ltd., an independent business development, investment banking and financial consultant company. Ms. Gotlieb also serves as an outside director of Sahar Development and Investments Ltd., Yishpro Leasing Building Company Ltd., Carmel Investments Group Ltd., and as a director of Emilia Development Ltd., T.R.A. Radio Tel Aviv Ltd., Incredimail Ltd. the company for management of the provident funds of Mercantile Bank. Ms. Gotlieb is a Graduate in International Relations of the Hebrew University in Jerusalem and has a master degree in Economics from the University of Indiana, USA.

     Ms. Smadar Shilo and Mr. Boaz Helman completed their service as outside directors in February 2002. Ms. Shilo and Mr. Helman served as outside directors since February 1997 and were no longer eligible to serve as outside directors under the Israeli Companies Law.

     Noam Kra-Oz and Arie Kraus are brothers. There are no other family relationships among the members of our Board of Directors.

     All directors (except for our outside directors) hold office until the next annual general meeting of shareholders and until their successors have been elected. Officers serve at the discretion of the Board of Directors, subject to the terms of any employment agreement between them and us.

Election of Directors

     Pursuant to our articles of association, all of our directors, other than our outside directors, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. Outside directors are elected for a three-year term. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. In the intervals between our annual general meetings, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, but only if the total number of directors does not at any time exceed twelve, including our outside directors. Any director so appointed occupies his position until the next annual general meeting and may be reelected for an additional term. All of our current directors were elected by our shareholders at our annual general meeting of shareholders of 2001, including Mr. Dagan and Ms. Gotlieb, our new outside directors.

Alternate Directors

     Our articles of association provide, as allowed by Israeli law, that any director may, by written notice to us, appoint another person to serve as an alternate director (subject to the approval of a majority of the other Directors in a written resolution or at the next meeting of the Board of Directors) and may cancel such appointment. The term of appointment of an alternate director may be for one meeting of the Board of Directors, or for a specified period, or until notice is given of the termination of the appointment. No director currently intends to appoint any other person as an alternate director.

     However, the Israeli Companies Law stipulates that a person not qualified to be appointed as a director, as well as a person who serves as director or alternate director, shall not be appointed and shall not serve as alternate director.

     An alternate director shall be treated like a director. The appointment of an alternate director does not negate the responsibility of the director as whose alternate he was appointed, and the responsibility will be in effect taking into account the circumstances of the event, including the circumstances under which the alternate director was appointed and the length of his term of service.

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

     o an employment relationship;

     o a business or professional relationship maintained on a regular basis;

     o control; and

     o service as an officer holder.

     No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     If a position of an outside director is vacated and there are less than two outside directors, a special meeting of shareholders will be held to vote for election of an outside director.

     Any committee of the board of directors which is authorized to act on behalf of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our Board of Directors and to establish an audit committee. In addition, we are required to adopt an audit committee charter.

Approval of Related Party Transactions Under Israeli Law

     The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Senior Management" above is an office holder. Generally, under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and, subject only to certain exemptions, our shareholders.

     The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. The duty of disclosure shall not apply when the personal interest originated only from the personal interest of the office holder's relative or the controlling shareholder's relative in a non-extraordinary transaction. That is a transaction in the ordinary course of business, on market terms, and unlikely to have a material impact on the company's profitability, assets and liabilities. A relative is defined as a spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In the case of an extraordinary transaction, such a transaction must be approved by the audit committee and by the board of directors itself. A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be or in the event such an action is an ordinary action between the company and its director or an ordinary action in which the director has a personal interest. In the event that the majority of the members of the Board of Directors have personal interests in the proposed transaction, the approval of the general meeting is also required.

     The Companies Law also provides that extraordinary transactions between a public company and a controlling shareholder, or extraordinary transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the audit committee, of the board of directors and of the shareholders. Moreover, the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and by the shareholders. The shareholder approval for an extraordinary transaction and the terms of compensation of a controlling shareholder must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company. If a shareholder participates in that vote, he shall inform the company before the vote whether or not he has a personal interest in the approval of the transaction. If the shareholder did not inform as aforesaid, then he shall not be counted.

     However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

     In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

     The above exemptions will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders' approval as detailed above.

     The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Exemption, Insurance and Indemnification of Directors and Officers

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

     o    a breach of his duty of care to us or to another person;

     o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

     o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

     These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

     Our Article of Association provides that such indemnification may be given retroactively and may be given in advance provided that an undertaking made in advance to indemnify an officer will be limited to the types of occurrence that in the opinion of the board of directors of the Company may be anticipated at the time of giving the undertaking for indemnification, and for an amount that the board will determine is reasonable in the circumstances of the matter.

     Pursuant to the Israeli Companies Law, amendment in our articles of association concerning indemnification of, and procurement of insurance coverage and exemption for our office holders must be approved by our shareholders.

     Exculpatory insurance and indemnification arrangements with an office holder who is not a director must be approved by the audit committee and the board of directors, while the same arrangement with directors must be approved by the shareholders as well and the same arrangement with a controlling shareholder must be approved by special majority of the shareholders who don't have an interest in the arrangement. See "Item 6A. Directors, Senior Management and Employees - Directors and Senior Management - Approval of Related Party Transactions Under Israeli Law". Our shareholders have not as yet approved an undertaking to indemnify officers nor have our shareholders approved the required amendment to our articles of association. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $7.5 million including costs and expenses

B.   Compensation

     During the year ended December 31, 2001, the aggregate remuneration paid to our directors as a group (nine persons) was approximately NIS 2.8 million ($634,000), and the aggregate remuneration paid to our officers as a group (six persons) was approximately NIS 2.5 million ($576,000). Such amounts include pension, retirement and similar benefits.

     During the year ended December 31, 2001, we paid each of our outside directors $445 per month and $276 per meeting attended for serving in such capacity.

     We provide some of our executive officers (Messrs. Aravot, Kra-Oz, Schleifer, Chereshnia, Turner, Biran, Shacham, Katz and Levy, etc.) with automobiles at our expense.

     As of December 31, 2001, our executive officers who are not also directors, as a group, consisting of six persons, held options to purchase an aggregate of 30,000 ordinary shares, at an exercise price of $0.5 per share. Such options expire on 2006. All options were issued under our 1996 Stock Option Plan. See "Share Ownership - Stock Option Plans."

     Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors' compensation arrangements also require audit committee approval before board approval and shareholder approval.

C.   Board Practices

 Audit Committee

     Our audit committee is currently composed of Ms. Tami Gotlieb and Messrs. Amiram Dagan and Arie Kraus. The responsibilities of the audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems; (ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors' appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

     The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

     The Israeli Companies Law provides that public companies must appoint an audit committee composed of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under the Israeli Companies Law, an audit committee must consist of at least three members and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or an action or a transaction in which the controlling shareholder or the office holder have a personal interest in, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

     The Israeli Companies Law requires the board of directors of a Public Company to appoint an internal auditor. The internal auditor shall be appointed by the proposal of the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. In addition, the Israeli Companies Law requires that any of the following persons wouldn't serve as the internal auditor: an office holder or a shareholder that hold at least 5% of the company's capital or of the rights to vote or have at least the ability to appoint at least one director of the company or the ability to appoint the general manager, and any relative of the office holder and the shareholder, or the auditor of the company and any person on behalf of him. Moreover, the internal auditor can't have any other position, not with the company, that might be in conflict of interests with his position as internal auditor of the company. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Yitzhak Mishar has served as our internal auditor since August 1994. Our internal auditor complies with the requirements of the Israeli Companies Law.

Employment Agreements

     On January 1997, we entered into three-year employment agreements with Messrs Aravot, Kra-Oz and Schliefer. The agreements provide for a base salary and a package of benefits including an annual bonus. In 2000, we renewed the agreements for additional three-year periods with the approval of our Board of Directors and the audit committee. In 2001 the employment agreements were amended to reflect that the salaries of Messrs. Aravot, Kra-Oz and Schliefer were reduced by approximatly15%. The reduction in compensation was approved at our Annual General Meeting of Shareholders in December 2001.


D.   Employees

     As of January 1, 2002, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 115 people. Of these employees, 34 were engaged in production, operations and technical support, 32 in research and development, 6 in training, 21 in sales and marketing, 2 in technical writing and 20 in management and general administration. Of such employees, 21 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of January 1, 2002, Intelitek Inc. employed 38 people.

     Our employees in Israel have personal employment contracts. Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists Association) are applicable to some of our Israeli employees by an extension order of the Israeli Ministry of

Labor. These provisions mainly concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, under the collective bargaining agreement the wages of our Israeli employees are partially linked to the Israeli Consumer Price Index, or CPI. We generally provide our Israeli employees with benefits and working conditions in excess of the required minimums.

     In October 2001, our Educational Sector began implementing cost-cutting measures to improve the sector's profitability by decreasing its expenses by more than $1 million in 2002. This will be achieved primarily by reducing employees' salaries and employment-terms (such as mobile-phones expenses, social activities for employees, holiday presents, etc.)

     Israeli employees and employers are required to pay predetermined sums to the National Insurance Institution, which is similar to the United States Social Security Administration. The aggregate payments in 2001 amounted to approximately 14% of wages, with the employee contributing 9% of his wages and the employer the remainder.

     Three of our directors are employed full-time by us.

E.   Share Ownership

     Three following table sets forth certain information as of June 19, 2002 regarding the beneficial ownership by each of our directors and executive officers:

                                                                                Number of
                                                                             Ordinary Shares       Percentage of
                                                                              Beneficially          Outstanding
                   Name                                                         Owned (1)       Ordinary Shares (2)
                   ----                                                                                 -
                  Raphael Aravot ......................................             878,042(4)          7.8%
                  Noam Kra-Oz (3) .....................................             706,478(4)          6.3%
                  Haim Schleifer ......................................             701,412(4)          6.3%
                  Eldad Chereshnia.....................................              26,000(4)            *
                  Moshe Turner.........................................               8,000(4)            *
                  Joseph Biran.........................................                     --
                  Alon Shacham.........................................                     --
                  Anat Katz-Ifergan....................................                     --
                  Ophra Levy-Mildworth.................................                     --
                  Menachem Zenziper ...................................           1,236,960(4)         11.0%
                  Gideon Missulawin ...................................             745,287(4)          6.6%
                  Arie Kraus (3) ......................................             762,177(4)          6.8%
                  Alex Tal.............................................                     --
                  Amiram Dagan.........................................                     --
                  Tami Gotlieb.........................................                     --
-----------
*  Less than 1%.

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     (2) The percentages shown are based on 11,224,152 outstanding ordinary shares (including 494,321 shares held in treasury) and includes 33,200 ordinary shares issuable upon the exercise of currently exercisable options granted under our stock option plan, at an exercise price of $0.50 per share.

     (3)  Mr. Kraus and Mr. Kra-Oz are brothers and together hold 3,273 shares.

     (4) During the years 2000 and 2001, 6 of our directors repaid the full amount of the loans which were provided to them by RTL for the purpose of purchasing our shares under the terms of a private placement made to affiliated parties. Upon repayment of the loans, 700,000 shares that were held in trust were transferred to these directors.

1996 Stock Option Plan

Options to Purchase Securities from Registrant or Subsidiaries

     On February 9, 1998, we issued 405,000 options to a trustee on behalf of 35 employees of ours and our subsidiaries pursuant to our 1996 stock option plan. Each option confers the right to purchase one ordinary share upon cash payment of the exercise price.

     Commencing on the date of grant, each grantee may exercise 40% of the options and every year commencing 1999 until 2001, up to an additional 20% of the options issued to the trustee on behalf of the grantee.

     The calculation of the number of options that may be exercised at each date will be made on a cumulative basis, provided that the number of options exercised shall not exceed the number that the holder is entitled to exercise at such date. The options will expire on December 31, 2006.

     The right of an option holder to exercise options is contingent on his or her continuing to be our employee or an employee of a subsidiary at the exercise date. If the option holder ceases to be an employee at any exercise date, the grantee may not exercise the options which are exercisable at such time and the right granted to the option holder with regard to such exercisable options and any options which will become exercisable in the future, will expire.

     Notwithstanding the foregoing, should an option holder cease to be an employee as a result of death, dismissal or resignation because of poor health, the holder or the holder's legal heirs, as the case may be, may, for a period of six months following the termination of employment, exercise any unexercised vested outstanding options on the date the holder ceased to be an employee, provided, however, that such exercise may not occur after the expiration date of the options.

     In the event that the right of the option holder to exercise options issued on the grantee's behalf expire, these options will revert to the trustee. We may notify the trustee to transfer such options or portion thereof, to an employee of ours or a subsidiary under our control at that time and provided that the said employee is not an interested party and will not become an interested party following this issuance, as the term "interested party" is defined in the Israeli Securities Regulations (Issue of Securities in a Registered Company which are not Issued to the Public) 1992 and in paragraph 5 of the TASE's regulations of register of securities for trade.

     During the period January 2001 through June 2002 we issued 33,200 of our ordinary shares to employees as a result of the exercise of stock options.

ITEM 19.          EXHIBITS

         Index to Exhibits

         Exhibit      Description

          3.1*    Memorandum of Association of the Registrant

          3.2***  Articles of Association of the Registrant

          4.1***  Specimen of Ordinary Share Certificate

          10.1*** Asset  Purchase  Agreement,  dated  October 29, 2000,  between
                  Davenport Industries, LLC and the Registrant

          10.2** 1996 Employee Stock Option Plan

          99.1 Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

          99.2 Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

          99.3 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          99.4 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

        -------------------

* Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

** Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

*** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.



                                                     ROBOGROUP T.E.K. LIMITED



                                  BY: /s/ Rafael Aravot
                                      -----------------------------------
                                      Rafael Aravot, Chairman of the Board
                                      and Chief Executive Officer


                                  BY: /s/ Haim Schleifer
                                      -----------------------------------
                                      Haim Schleifer, Director


Date: November 20, 2002

                                  EXHIBIT INDEX



 Exhibit No.      Description of Exhibit                                                                 Page No.
 -----------      -------------------------------------------------------------                          --------

  3.1*            Memorandum of Association of the Registrant
  3.2***          Articles of Association, as amended, of the Registrant
  4.1***          Specimen of Ordinary Share Certificate
 10.1***          Asset  Purchase  Agreement,   dated  October  29,  2000,
                  between  Davenport Industries, LLC and the Registrant
 10.2**           1996 Employee Stock Option Plan
 99.1             Certification by Chief Executive Officer Pursuant to 18
                  U.S.C. Section 1350, As Adopted Pursuant to Section 906
                  of the Sarbanes-Oxley Act of 2002.
 99.2             Certification by Chief Financial Officer Pursuant to 18
                  U.S.C. Section 1350, As Adopted Pursuant to Section 906
                  of the Sarbanes-Oxley Act of 2002.
 99.3             Certification  by Chief  Executive  Officer  Pursuant  to
                  Section 302 of the Sarbanes-Oxley Act of 2002.
 99.4             Certification  by Chief  Financial  Officer  Pursuant  to
                  Section 302 of the Sarbanes-Oxley Act of 2002.
-------------

 * Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

 ** Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

 *** Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.