Form 20-F
period 2002-12-31
ROBOGROUP TEK LTD
filed 2003-06-30
CIK 743399

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 0-19435

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

Ordinary Shares, par value NIS 0.5 per share
as of December 31, 2002.....................11,224,152
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No  ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   X    Item 18___

-i-

-ii-

          The statements contained in this annual report that are not purely historical are forward-looking statements.  Such forward-looking statements also include statements in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.”  These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report.  All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

I.        Selected Financial Data

          The following selected consolidated financial data for the three years ended December 31, 2002 and at December 31, 2001 and 2002 are derived from our consolidated financial statements set forth elsewhere in this annual report, which have been prepared in accordance with Israeli GAAP and United States GAAP and audited by Chaikin, Cohen, Rubin and Gilboa, independent certified public accountants in Israel, whose report with respect to these financial statements appears in this annual report. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 are derived from our other audited financial statements, not appearing in this annual report, which have also been prepared in accordance with accounting principles generally accepted in Israel and the United States and examined by Chaikin, Cohen, Rubin and Gilboa.

          The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2002 (NIS 4.737 = $1.00).

Consolidated Statements of Income

	Year Ended December 31,					Convenience Translation into U.S.$

	1998	1999	2000	2001	2002	2002

	Adjusted NIS (December 2002) (in thousands, except per share data)
Revenues	95,046	61,154	67,952	87,597	87,819	18,539
Cost of revenues	68,220	34,222	38,593	52,281	42,210	8,911

Gross profit	26,826	26,932	29,359	35,316	45,609	9,628

Operating expenses
Research and development expenses, net	5,140	5,200	7,154	12,576	13,001	2,745
Marketing and selling expenses	11,759	11,310	10,864	16,136	14,514	3,064
General and administrative expenses	7,053	7,650	10,390	12,844	13,893	2,933

	23,952	24,160	28,408	41,556	41,408	8,742

Operating income (loss)	2,874	2,772	1,482	1,962	(1,429)	(302)
Financial income (expenses), net	(1,374)	(1,693)	1,438	2,755	1,672	353
Other income (expenses)	(473)	1,151	3,871	(1,523)	4,444	937

Income (loss) before taxes on income	1,057	2,230	3,871	(1,523)	4,444	937
Taxes on income	8	(89)	566	905	1,071	226

Income (loss) before company's share of operating results of investee companies	1,065	2.141	3,305	(2,428)	3,373	711
Company's share of losses of investee companies	(431)	(317)	(1,034)	–	–	–

Net income (loss)	634	1,824	2,271	(2,428)	3,373	711

Basic and diluted net income (loss) per share	0.06	0.18	0.21	(0.21)	0.31	0.07

Number of shares used to compute basic and diluted net income per share	9,876,519	9,581,974	10,697,631	10,727,831	10,730,831	10,730,831

Balance Sheets Data

	At December 31,					Convenience Translation into U.S.$

	1998	1999	2000	2001	2002	2002

	Adjusted NIS (December 2002) (in thousands)
Working capital	2,832	24,841	37,453	59,585	63,752	$13,457
Total assets	101,275	83,094	107,173	102,632	106,162	22,409
Long-term debt	461	20,923	23,460	10,810	22,275	4,702
Shareholders equity	34,632	36,504	47,432	46,432	49,932	10,540

Exchange Rate Information

          The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in NIS per one dollar.  The representative rate is the average between the buying rate and the selling rate of exchange.

          Such rates are provided solely for the convenience of the reader and should not be construed as a representation that NIS amounts actually represent such dollar amounts or that such NIS amounts could have been, or could be, converted into dollars at that rate or at any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere herein.  See Note 2 to our consolidated financial statements included elsewhere in this annual report.

Period	Average (1)	High	Low	At Period End

Year ended December 31, 1998	NIS 3.800	NIS 4.288	NIS 3.548	NIS 4.160
Year ended December 31, 1999	4.414	4.198	4.013	4.153
Year ended December 31, 2000	4.078	4.198	3.967	4.041
Year Ended December 31, 2001	4.206	4.416	4.041	4.416
Year Ended December 31, 2002	4.738	4.994	4.416	4.737

(1)	The average of the representative rates on the last business day of each month during the relevant period.

2002	High	Low

July	NIS 4.807	NIS 4.637
August	4.722	4.623
September	4.890	4.660
October	4.862	4.738
November	4.756	4.634
December	4.791	4.632

On June 15, 2003, the representative rate was NIS 4.353 = $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

          Investing in our ordinary shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.  If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed.  In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Business and Market Risks

          Potential fluctuations in quarterly results; uncertainty of future operating results.  Our quarterly results have varied significantly in the past and are likely to vary significantly in the future, depending on a variety of factors such as the size and timing of significant orders and their fulfillment, changes in government educational budgets, demand for our products, changes in pricing policies by us or by our competitors, the number, timing and significance of product enhancements and new product announcements by us and our competitors, our ability to develop, introduce and market new and enhanced products on a timely basis, changes in the level of operating expenses, budgeting cycles of our customers, customer order deferrals in anticipation of enhancements or new products which we or our competitors offer, product life cycles, product quality problems, personnel changes, changes in our strategy, and general domestic and international economic and political conditions, among others.  Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate.  Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast.

           Revenues from sales of products which we developed and manufactured are also difficult to forecast because their sales cycle, from initial evaluation to purchase and the provision of support services, is lengthy and varies substantially from customer to customer. Product orders are typically shipped about a month after receipt (except for tailor-made projects) and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter's revenues.  As a result, sales in any quarter are substantially dependent on orders booked and shipped in that quarter.  Due to all of the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy.  Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

           Furthermore, we have often recognized a substantial portion of our revenues in the last month of each quarter.  Our expense levels are based, in significant part, on our expectations as to future revenues and are therefore relatively fixed in the short-term.  If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

          We are subject to risks associated with international operations and currency rate fluctuations. While our base is in Israel, part of our revenues and most of our gross margin are derived from sales outside Israel.  International operations are subject to inherent risks, including the impact of possible recessionary environments in multiple foreign markets, changes in government budgeting policies, costs of localizing products for foreign markets, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability.  There can be no assurance that we or our distributors will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, consequently, our business, operating results and financial condition.

           Although we intend to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, there can be no assurance that we will be able to maintain or increase international market demand for our products.  To the extent that we are unable to do so in a timely manner, our business, operating results and financial condition would be materially adversely affected.

           We may be adversely affected by fluctuations in currency exchange rates.  While revenues from sales of products we manufacture are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS.  We currently engage in some currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  There can be no assurance that such transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operation.  In addition, if for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected.  There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, consequently on our business, operating results and financial condition.

          Sales of some of our products involve a lengthy sales cycle.  Some of our products are typically used to develop applications that are critical to a customer's business and the purchase of some of our products, especially one of our computer integrated manufacturing systems, is often part of a customer's re-engineering initiative.  As a result, the licensing and implementation of our software products generally involves a significant commitment of management attention and resources by prospective customers.  Accordingly, our sales process is often subject to delays associated with the long approval process that typically accompanies significant initiatives or capital expenditures.  For these and other reasons, the sales cycle associated with the purchase of our products is often lengthy and subject to a number of significant delays over which we have little or no control.  There can be no assurance that we will not experience these and additional delays in the future.

          We are dependent on the market for educational robotics.  We have historically derived a substantial part of our revenues and most of our gross profit and expect to continue to derive a significant portion of our gross profit from sales of our robotics products that are aimed at the educational robotics market.  Our future performance will depend significantly on our ability to recognize, define and develop products that will meet this market’s changing demands.  If we fail to meet such changes, our business, operating results and financial condition would be materially and adversely affected.

          We are dependent on distributors for the distribution of our products.  Our Educational Sector primarily distributes its products through distributors who market those products to end-users.  This sector's success depends to a substantial degree on the marketing and sales efforts of such third parties in marketing its products. There can be no assurance that these distributors will give priority to the sales of our products.  The distributors to whom our Educational Sector sells its products are not contractually required to make future purchases of products and could, therefore, discontinue carrying our products at any time.  We are not contractually obligated to sell our products through those distributors.

          We are dependent on Yaskawa Electric Corporation for a significant portion of our revenues and operating income.  The operations of our subsidiary, Yaskawa Eshed Technology Ltd., or YET, depend on the fulfillment of the financial undertakings of Yaskawa Electric Corporation of Japan, or YEC, which holds a 50% interest in YET.  In the event YEC will not be able to provide significant orders for YET’s products and services, its business and financial result would be materially and adversely affected.

          We are dependent on educational institutions for a substantial portion of our sales.  Most of our customers are educational institutes whose budgets are subject to the decisions of external administrative bodies, including ministries of education and local education authorities.  As a result the budget for the educational institutions are often reduced during poor economic periods and our revenue generally declines under such circumstances.

          We face competition in most areas in which we operate.  To our best knowledge, another Israeli company competes with our Educational Sector’s product developments in the Israeli and the international markets.  In addition, some competition exists in Israel for imported products that are of no major significance in the robotics field, but are more significant in other products we manufacture.  There is significant competition in Israel relating to the products of third party suppliers which we market in Israel.  Competitors exist in all the markets to which we export our product range. Our major competitors are usually local companies.  However, there are some competitors who operate worldwide, and some of whom have greater financial resources than us.  Our ability to compete successfully is based, among other things, on the quality and pricing of the competing products in comparison to ours, as well as our available resources for the purpose of investment, development and marketing.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on the business operating results and financial condition.

          We are subject to risks of business interruption and are dependent on a limited group of suppliers and subcontractors.  Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors.  Our reliance on a single or a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain components and reduced control over pricing and timely delivery of components.  Although we believe that additional sources of supply are available should one or more of our suppliers be unable to meet our needs, there can be no assurance that supplies will be available on an acceptable basis.  An inability or significant delay in obtaining such components and subassemblies could have a material adverse effect on our operations, financial condition and results of operation.

          Our activities are subject to technological changes.  We operate in the hi-tech industry, which is characterized by rapid technological changes.  Our ability to maintain our position in the market is contingent on the investment of resources in updating products and the development of new products.  There can be no assurance that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements.  In addition, there is no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance.  If release dates of any new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

          Our future success may depend on our ability to protect our intellectual property.  In general, our products are not protected by patents.  In 1997, however, we registered a patent in Israel for the method and apparatus used for the direct teaching of automatic machines. This patent passed the International preliminary examination in accordance with the PCT procedure.  This patent application was approved and registered in the U.S.A.  There was an initial review by the European Level that did not raise significant opposition.  The application was passed to the Individual European Countries which we designated.  We registered the name SCORBOT® as a trademark in the United States and Israel and the name VIEWFLEX® in the United States.

           In December 1998, our subsidiary, YET, filed an application for a patent in Israel and in December 1999 it filed an international application in accordance with the PCT procedure regarding an improved servo-mechanism control system and method.  YET filed an additional application for a patent in Israel regarding a high resolution position sensor device and method. An application in accordance with the PCT procedures was filed in June 2001.  In 2002 both of the patent applications were approved by the PCT and are now being examined in the national stage.

           During the years 2000, 2001 and 2002, our majority owned limited liability company, MemCall LLC, submitted nine patent applications with the PCT  relating to its new memory technology with call-out functions.  MemCall Ltd. is owned by MemCall LLC, in which entity we hold a 82% interest.  MemCall Ltd. and MemCall LLC are collectively called MemCall.

           There can be no assurance that the steps taken to protect these proprietary rights will be adequate to prevent misappropriation of such rights or the independent development of similar technology by others.  There can be no assurance that others will not develop technologies that are similar or superior to our technology.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

          Our investment in MemCall may not result in any marketable products or any income in the future.  As of December 31, 2002 we have invested $3.3 million, and we intend to invest up to $4.25 million in the development of MemCall, subject to MemCall meeting certain milestones.  Although MemCall’s technology appears to be promising, no assurance can be given that such technology will result in any marketable products or that our investment in such technology will result in any income in the future.

Risks Associated with Operations in Israel

          Conditions in Israel affect our operations and may limit our ability to produce and sell our products, which could decrease our revenues.  We are incorporated under the laws of, and our main offices and our production facilities are located in, the State of Israel.  We are directly affected by the political, economic and military conditions affecting Israel.  Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations.  Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries.  While Israel has entered into peace agreements with both Egypt and Jordan and several other countries had announced their intentions to establish trade and other relations with Israel, Israel has not entered into additional peace agreements.  There has been a significant deterioration in the relationship between Israel and the Palestinian Authority since September 2000, and the peace process between the parties has stagnated.  Since the beginning of 2002, there has been a marked acceleration in the number and frequency of hostile incidents, including numerous lethal suicide attacks in Israel.  In response, the Israeli Army has made incursions into Palestinian-controlled cities towns and refugee camps.  The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and a material adverse effect on our business and operations.  Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

          Most of our male directors, officers and employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.  Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

           Economic conditions in Israel have deteriorated.  As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, the rate of economic growth in Israel deteriorated in 2001 and 2002, the Israeli currency was devalued and the rate of inflation in Israel increased.  The new Israeli Government has proposed certain budgetary cuts and other changes which were recently adopted by the Israeli Parliament.  However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain.  In addition, certain credit agencies have stated that they are reviewing Israel’s credit rating.  Should Israel’s credit rating be lowered, the ability of the Israeli government to generate foreign financial and economic assistance may be adversely affected.  We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel’s current credit rating.  The failure to stabilize the Israeli economy may have a material adverse effect on us.

          We are subject to the impact of inflation and currency fluctuations.  Since some of our expenses are denominated in NIS but relate to the portion of our sales which are denominated in U.S.$, the translation of these expenses into U.S.$ is influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S.$.  The inflation rate in Israel was 8.6% in 1998, 1.3% in 1999, 0% in 2000, 1.41% in 2001 and 6.5% in 2002.  At the same time, the devaluation of the NIS against the U.S.$ was 17.6% in 1998, (0.17%) in 1999, (2.7)% in 2000, 9.2% in 2001 and 7.3% in 2002.  We could be adversely affected in the future as a result of currency fluctuations.

           We may be adversely affected by tax reform in Israel.  On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (the”Amendment”) was approved by the Israeli parliament and come into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.  The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individuals and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options.

          It may be difficult to enforce a U.S. judgment against us and most of our officers and directors or to assert U.S. securities laws claims in Israel or serve process on most of our officers and directors.  We are incorporated in Israel.  Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Risk Factors Related to Our Ordinary Shares

          Our share price has been volatile in the past and may decline in the future.  Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

          Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

          In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

          Anti-takeover provisions could negatively impact our shareholders.  Some of the provisions of Israeli law could:

•	discourage potential acquisition proposals;

•	delay or prevent a change in control over us; and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

          Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies.  If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required.  Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting.  In certain cases, court approval is also required.  Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar.  The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company.  These rules do not apply if the acquisition is made by way of a merger.  Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel.  The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

          Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition.  In addition, a body of case law has not yet developed with respect to the Israeli Companies Law.  Until this happens, uncertainties will exist regarding its interpretation.

          Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law.  Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

          These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company.  This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

          We do not intend to pay dividends.  We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 4.          INFORMATION ON THE COMPANY

A.        History and Development of the Company

          Our legal and commercial name is RoboGroup T.E.K. Ltd.  We were incorporated under the laws of the State of Israel in 1982 as Robotec (G.A.L.) Industrial Robotic Technology Ltd. for an indefinite term.  In 1983 we changed our name to Eshed Robotec (1982) Ltd.  On May 15, 2001, we changed our name to RoboGroup T.E.K. Ltd.  Our registered office and principal executive offices are located at 13 Hamelacha Street, Afeq Industrial Park, Rosh Ha’Ayin 48091 Israel and our telephone number is 972-3-9004111.  Our address on the internet is http://www.robo-group.com.  The information on our website is not incorporated by reference into this annual report.

          We operate in three business sectors.The first sector consists of our traditional business activity, the educational area, or the Educational Sector. This sector is primarily engaged in the design, manufacture and sale of products and solutions for the educational markets in the fields of technology and science.  The products include robots, products for teaching state-of-the-art manufacturing technologies, computer integrated manufacturing, or CIM, products which are used for demonstration and study of advanced integration and manufacturing principles, training systems for pneumatics and hydraulics, programmable logic control, or PLC, sensor training and machine vision systems designed for educational applications, or ROBOTVISION.  In addition, this sector markets science and technology products of third parties. Since the third quarter of 2002, our e-learning activities were integrated into the Educational Sector.

          In 2001 and 2002, we took organizational and marketing measures aimed at combining the activities of our U.S. subsidiary, Intelitek Inc., or Intelitek, with our activities in Israel and streamlining its marketing and management procedures.  At the same time, Intelitek began to develop an infrastructure for the world-wide marketing and sales of its Light Machines product line, that was purchased in 2000.

          During 2002, our Educational Sector continued to implement and execute a cost cutting plan that was initiated in the last quarter of 2001. The plan covered all the entities in the sector, including Intelitek and Computras Computerizes Training Systems Ltd., or Computras. The plan was fully implemented in accordance with the work plan for 2002.

          In April 2003, our board of directors decided on a change in the management of the Educational Sector.  Since May 2003, the Educational Sector is managed by Mr. Rafael Aravot, our CEO, and Messrs. Haim Schleifer and Noam Kra-Oz, co-general managers, who will continue to perform their other duties as officers of our company. The former co-manager Mr. Eldad Chereshnia will conclude his employment with us in the next few months. The continued relationship and contribution of Mr. Moshe Turner, the former co-manager of the educational sector is being mutually examined.

          In April 2002, we entered into an approximately $2 million contract to provide training systems for advanced production technologies to a vocational school network in South America. This was a follow-on transaction to a transaction completed several years ago, whereby systems were supplied to 18 schools in the same school network. The delivery of the systems was completed in the third quarter of 2002.

          In December 2001, we entered into an over  $4 million contract to provide an e-learning training system. The e-learning system that is being developed under this contract includes content packages relating to our principal field of expertise in the development and production of technology training systems. We expect to complete this project in the next few months, and the developed products are expected to be used for future e-learning projects. The first delivery in the project was made in the third quarter of 2002 and we started to recognize revenues from this project at the same time. An additional delivery was made in the fourth quarter of 2002.

           In December 2002, we entered into an agreement with Mentergy Ltd. for the acquisition of assets relating to its TrainNet activity, an interactive distance learning product via satellite or the internet.  Pursuant to the agreement, we acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product. We consider this transaction as an additional step in the expansion of our activities in the growing field of distance learning and e-learning.  We believe that the combination of the TrainNet product and products developed by us will provide our customers with unique solutions for distance learning.  In the first two quarters of 2003, we signed several contracts with customers with respect to the TrainNet product.

          The second sector consists of our subsidiary YET, which is engaged in the development and manufacture of motion control products for the industrial market. In 2000, YEC entered into a five-year service agreement with us, pursuant to which YEC will pay us service and management fees. The yearly amount to be paid for such service and management fees will be determined in an annual agreement.

          In January 2002 we entered into an agreement with YEC according to which YEC paid us approximately NIS 1.2 million (approximately $270,000) for services and management fees in 2002. In January 2003 we entered into an agreement with YET for the year 2003 according to which YET will pay us approximately NIS 0.9 million (approximately $190,000) for services and management fees.

          In 2002, YET delivered approximately $4.2 million of products and services to YEC.  The 2002 working plan approved by the YET Board of Directors forecasted a pre-tax profit of approximately $1.75 million. YET’s pre-tax profits for the year 2002 amounted to approximately $1.7 million.

           In mid 2001, YET’s board of directors reached a resolution whereby YET would start to develop new independent marketing channels for the sale of its products and develop products that will be sold under the YET brand name.  In 2002 the basic development of the XtraDrive, an advanced server driver, was completed and YET continued with the advanced stages of its development. The XtraDrive will be sold under the YET brand name.

          In 2002, YET initiated marketing activities in Europe and the U.S. in order to establish a presence in these markets and entered into negotiations with a European company and U.S. companies to establish private label relationships. Although YEC was suppose to help in establishing marketing channels for YET, due to fundamental changes in YEC’s marketing system in Europe its progress has been delayed.  In early 2003, YET began to seek independent distributors to market its products in Europe. At the same time YET realized that YEC would not distribute its products in the U.S., and that it would have to establish an independent marketing network there. Action on this matter has been started.  During this period YET continued its efforts to market YEC’s products in Israel. In 2002, YET made preliminary sales (in immaterial amounts) of the XtraDrive product to several clients in Europe and in the U.S., as well as preliminary sales (also in immaterial amounts) of the YEC product line in Israel.

          The third business sector we operate in is comprised of our start-up company MemCall. MemCall is engaged in the development of a new search technology which may potentially reduce the time for locating and retrieving data in computers and communications networks. The result of the new technology is expected to be a development of electronic semiconductor chips.

           In 2002, MemCall continued its efforts to raise capital from third parties. Due to the difficult conditions prevailing in the global networking market, MemCall's market potential has been significantly reduced.  Since the condition of the capital markets is still weak, MemCall’s management is unable to estimate if, or under what conditions, MemCall will be able to raise additional capital for its operations.

          In the beginning of 2001, our Board of Directors established two milestones with respect to completing an investment of $2.5 million in MemCall. In November 2001, our Board of Directors acknowledged that MemCall had met the two milestones.

          In May 2002, our Board of Directors approved an additional $1 million investment in MemCall, subject to several new milestones being met by the end of 2002. In January 2003, our Board of Directors approved an additional investment of $0.75 million. The funds will be forwarded in accordance with MemCall’s progress toward the milestones that were determined. The additional financing will at our discretion either be repaid by MemCall on specified dates or, alternatively, converted into additional share capital in MemCall. Accordingly, our investment in MemCall is expected to total approximately $4.25 million.

          Our investment in MemCall in 2002 amounted to approximately NIS 7.6 million ($1.6 million) before the contribution from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, or the Chief Scientist. Our aggregate investment in MemCall, as of December 31, 2002, amounted to approximately $3.3 million.

          In addition to its decision to increase our company’s investment in MemCall, our Board of Directors determined, in January 2003, to: (a) transfer MemCall’s headquarters to the State of California where, we believe, the largest concentration of MemCall’s target market is located; (b) change MemCall’s business model, while emphasizing strategic alliances with leading manufacturers/marketers in the global silicon market; (c) appoint Mr. Bill Eichen, a California resident, as CEO and a director of MemCall; and (d) implement a reorganization plan, which includes staff reductions. MemCall will continue to develop its technology and intellectual assets.

          MemCall’s retiring CEO, Mr. Alon Shacham, will serve as an outside consultant to the company. Mr. Amnon Yacoby was appointed as Chairman of MemCall’s Board of Directors succeeding Mr. Rafael Aravot.

           In the third quarter of 2002, MemCall received the approval of the Office of the Chief Scientist for a grant in the amount of approximately NIS 4.6 million, which constitutes 50% of a total budget of approximately NIS 9.2 million that was approved by the Chief Scientist pursuant to a development plan that was submitted by Memcall under the Israeli Research and Development Law. Although the approved budget was for the period January through December 2002, MemCall received the Chief Scientist’s approval to extend the period of this budget until the end of March 2003.

          In the third quarter of 2002, a third-party contractor delivered a preliminary quantity of test chips to MemCall. The test chip is a piece of silicon, designed to test basic functions in the planning of MemCall’s first planned product and is not a product in itself.  The examination process of the test chips revealed significant problems with the third-party contractor’s production process. The result of these problems was that only a certain percentage of the functions that should have been tested were actually tested.

B.          Business Overview

Products

          The products of our Educational Sector are targeted primarily at the educational and industrial training markets.

Technology for Engineering and Automated Manufacturing (TEAM)

          TEAM (formerly marketed as AMT), is a comprehensive and effective solution for preparing students for further education and careers in engineering, manufacturing and industry. We have been developing this product line which incorporates a series of automation and manufacturing technology systems for manufacturing and pre-engineering training since 1997.

          TEAM was designed to meet the needs of U.S. and Canadian educational systems. It is a curriculum-driven, project-based program that challenges students to step through iterations of the design process and develop appropriate solutions to emerging problems by using automated manufacturing technologies as resources.  Students are actively engaged in authentic applications and experiences that integrate learning across academic disciplines – including hands-on math, science, technology and problem-solving skills.  The program fosters creativity and discovery, and promotes communication and collaboration as students work in a team environment.

          TEAM is a comprehensive educational program that was designed to give educators effective tools for preparing students for careers in engineering, manufacturing and industrial technology. It includes, tekLINKs (activity-based learning modules), tekSURF (multimedia enhancements) and tekSCOPE (lab management software). TEAM covers a wide range of modern manufacturing and engineering technologies, such as robotics and automated welding, sensors, machine vision, quality control, pneumatics and hydraulics, programmable logic controllers (PLC), data acquisition and process control, automatic identification systems, CNC milling and turning, CAD/CAM design and manufacturing. Schools can purchase a complete TEAM laboratory or a smaller selection of tekLINKs, as space and budget allow. Additional TekLINKs can be added at any time to expand the lab.

Computer Integrated Manufacturing (CIM) Systems

           ER-Open CIM

          Our ER-Open CIM system combines computers, software, communication networks and industrial quality equipment such as robots, CNC machine tools, storage and retrieval systems, and material handling, assembly and quality control devices.  The system gives students hands-on experience with actual computer integrated design and manufacturing applications within a laboratory environment.

          The ER-Open CIM cell is modular and can be supplied in many different configurations.  The following basic elements are required for a CIM cell to function:

•	Automatic storage and retrieval system (ASRS);

•	At least one work station (e.g., quality control, machine tending, assembly);

•	Closed-loop pallet conveyor;

•	Central management control station;

•	LAN communication network; and

•	Open CIM software.

          Workstations can be configured along the conveyor and more can be integrated within the CIM system, for tasks such as CNC machining, plastic forming, laser engraving, hydraulic, pneumatic and PLC device operation, quality control inspection and more.  The system can be designed and built according to customer specifications and incorporate computer and manufacturing equipment already on-site.  Most of the components used in the ER-Open CIM are our products.

          The ER-Open CIM system includes a number of communication and control systems that are interfaced to provide both individual control of workstations and overall control of the system.

          The system is operated and controlled through the Open CIM, Windows-based software developed by us.  Open CIM software provides numerous CIM capabilities: CIM cell and station management; part, order and machine definition; ASRS control and tracking; MRP; report generation; and production scheduling.  The software also includes a 3D solid model whose dynamic display provides online tracking of the manufacturing process and off-line simulation of the CIM process.  In addition, a virtual CIM setup module allows students to design and configure both real and simulated CIM cells.

          The ER-Open CIM system’s selling price ranges from $300,000 for small configurations to $600,000 for industrial level systems.

           ER-MicroCIM

          Our table-top CIM system, ER-MicroCIM, includes all the components of an industrial CIM on a small-scale while using the same powerful Open CIM software developed for our large-scale CIM systems.  The standard ER-Micro CIM includes two robots: one tends a storage rack and a parts feeder, and performs assembly operations; the other tends a CNC machining center.  In addition, a vision system performs automated inspection operations.

          The ER-Micro CIM’s selling price ranges from $110,000 to $180,000 depending on the number of robots, number of stations and the type of equipment included in the system.

Educational Robotic Systems

           SCORBOT-ER Vplus

          Designed for laboratory and training applications, the SCORBOT-ER Vplus is a versatile five-axis vertically articulated robot.  This powerful robotic system includes a real-time, multi-tasking controller with PID control and PWM drive, and provides all the necessary features for integration into FMS and CIM environments.  The system can be programmed and operated in ACL, the controller’s internal Advanced Control Language, or by using Windows-based robotics software.

           SCORBOT-ER IX

          An industrial grade, vertically articulated robot, the SCORBOT-ER IX offers advanced robotic path control, speed and accuracy at a reasonable price.  Its 2 kg (4.4 lb) payload capacity makes this robot suitable for many light and medium load applications.  Using a real-time, multi-tasking, continuous path controller that can simultaneously control up to 12 axes and 32 I/Os, this system meets the most demanding requirements of a robotic workcell.

           SCORA-ER 14

          A sturdy, horizontally articulated SCARA robot, the SCORA-ER 14 is an excellent low-cost solution for pick and place assembly operations in manufacturing training facilities.  It offers both speed and accuracy as well as a payload capacity of up to 3 kg (6.6 lb).  With a powerful controller, this real-time, multi-tasking, continuous path robotic system provides superior workcell control and integration within a CIM system.

           SCORBOT-ER 4u

          Programmed, operated and controlled from any PC using a32-bit Windows environment, Universal Serial Bus (USB) technology and an NEC-DSP processor, the educational SCORBOT-ER 4u system emulates industrial robotic applications.  The 5-axis vertically articulated robot can be mounted on a tabletop, pedestal or linear slidebase. The robot’s speed and repeatability make it suited for both stand-alone operations and integrated use in automated workcell applications such as robotic welding, machine vision, CNC machine tending and other FMS operations. The robot is designed to enable observation of its working mechanical parts while ensuring a safe environment for students.

          SCORBOT-ER 2u

          The SCORBOT-ER 2u is designed for teaching robotics in the classroom or lab. This vertically articulated robot is fully enclosed and ensures maximum student safety.  The SCORBOT-ER 2u combines a sturdy yet sophisticated mechanical arm with state of the art robotic control technology and software. The system is based on a powerful 32-bit RISC microcontroller and a plug and play USB connection to the PC.

           ASRS2

          An integral part of a CIM system, the ASRS2 is a rectangular automated storage and retrieval system (ASRS) with two parallel stacks containing 72 storage bays.  A dedicated Cartesian robot tends the two bays and transfers raw materials and parts to and from the CIM conveyor.

           ASRS-36

          An integral part of a CIM system or a stand-alone Cartesian robot, the ASRS-36 is a rectangular automated storage and retrieval system (ASRS) containing 36 storage bays.  The robot transfers raw materials and parts to and from the CIM conveyor.

Industrial Robotic System

           Motoman-SV3 with Controller-BRC

          The Motoman-SV3 with Controller-BRC is an industrial robotic system suited for applications such as arc welding, assembly, dispensing, materials handling and machine tending.  The fully articulated, six-axis robot arm is a product of YEC.  The robot controller and software are produced by our YET subsidiary.  Controller-BRC is an AC servo controller whose 32-bit microcontrollers provide high performance and flexibility for the SV3 robot.

Robotic Software

           SCORBASE

The SCORBASE robotic control software provides an intuitive tool for programming and operating the SCORBOT line of robots and robotic workcells.  Several levels of the software gradually introduce students to a range of robotic commands and functions, with SCORBASE offering the most extensive programming and control features.  A number of robotics training packages are available for SCORBASE.

           RoboCell

          RoboCell is a 3-D solid modeling software package, designed for the SCORBOT line of robots and their environment.  It is fully integrated with SCORBASE for Windows, the programming and operational software of the SCORBOT robots.

          Using RoboCell and SCORBASE, students can create and fully simulate the operation of a robot and automated devices in a flexible manufacturing system.  Students can experiment with a variety of workcells in an off-line mode, even if the environment does not exist in the lab.  Since RoboCell’s virtual robots and devices are based on actual dimensions and functions of SCORBOT equipment, programming can be performed and tested in RoboCell, and then executed online in an actual SCORBOT workcell.  Advanced students can design 3D objects and load them into RoboCell for use in a virtual workcell.

           ACL

          SCORBOT-ER Vplus, SCORBOT-ER IX, SCORA-ER 14 and PERFORMER-MK3 robots are supported by Advanced Control Language, or ACL.  ACL is programmed and stored on a set of EPROM chips within the robot controller and provides advanced programming capabilities as well as direct control of individual robot axes.  ACL is a fully multi-tasking, real-time environment.  ACL provides continuous path control, linear and circular interpolation, path optimization, sensor interrupt and event driven programming, user-accessible control parameters, and various velocity control profiles.  Interface software facilitates operator access to the ACL environment from a PC and enables off-line program editing and downloading of programs to the ACL controller.

          Our new ACL-Win software provides access to Controller-BRC’s ACL environment and functions. ACL-Win is a full-featured 32 bit Windows application with all the capabilities provided by the Windows 98 and 2000 operating environments.  Menus, icons and dialog boxes greatly simplify programming and control of the robotic system.

Accessories

          We offer numerous accessories that allow users to create and modify robotic workcells.  Many accessories are integrated into the workcell by means of input/output connections to the robot controller.  In addition, all of our robot controllers can control motor-driven accessories, such as conveyor belts, rotary index tables, XY positioning tables, and linear slidebases on which robots are mounted to increase their mobility and working range.

          A number of grippers and end-effectors enable different types of applications, such as vacuum gripping, liquid dispensing, and manipulation of differently shaped objects without requiring tool changing.

          Several types of storage devices and parts feeders can also be integrated into robotic workcells.  All feeders are adjustable to accommodate raw materials and parts of various shapes and sizes.

           Teach Pendants

          All of our robotic systems offer an optional hand-held terminal for controlling the robot and peripheral axes connected to the controller.  Teaching pendants have an LCD display and function keys that simplify programming and control operations, such as moving the axes, recording positions, sending the axes to recorded positions and activating programs.

Machine Vision Systems

           ViewFlex

          We have developed a new machine vision system that takes advantage of the latest vision and software technologies.

          The ViewFlex system incorporates Matrox Inspector, an interactive imaging software designed for scientific and industrial applications, and the Intel® USB PC Camera Pro, which provides 24-bit color digital pictures (640x480) and video (30 fps).

          The software provides access to an extensive set of optimized functions for image processing and enhancement, blob analysis, gauging and measurement, and pattern matching. ViewFlex includes a Microsoft’s Visual Basic® for Applications (VBA) compatible scripting environment and enables interaction with other Windows® applications using OLE/Automation.  Users can design and develop vision applications to meet specific research and integration requirements.

          The ViewFlex system is well suited for precision measurement, flaw detection and assembly inspection.  The system can be used for stand-alone vision operations, integrated in ER-Open CIM systems for automated quality control, and combined with SCORBOT robots for vision-guided robotic applications.

Automation and Control Training Systems

          We have developed a number of training systems that are based on bench top panels and Windows-based software.  These systems are an integral part of the TEAM (formally AMT] product line, and are also used as stand-alone modules in school laboratories.

Pneumatics and Hydraulics Technology

          Our HydraFlex and PneuFlex systems comprise slotted aluminum training panels with a wide assortment of industrial grade pneumatic/hydraulic and electro-pneumatic/hydraulic components.  Students can mount and configure components on the panel in order to create a variety of applications.  Students can connect different components, change physical parameters and observe system responses.  Each system is available in three levels: Basic, Advanced and Electro.

          PneuLine is a training panel with fixed components.  Students can alter connections and create various pneumatic circuits.

          PneuMotion and HydraMotion are CAD simulation and operation software packages that teach students how to design and operate pneumatic/hydraulic and electro-pneumatic/hydraulic circuits.  Software animation provides a working simulation of circuit operation and allows students to observe the effectiveness of their pneumatic circuit designs.

          Software and hardware can be integrated for online control by means of our CP/C 2000A computer interface unit.  The combination of hardware and software gives students experience in the design and construction of pneumatic/hydraulic circuits commonly used in industrial applications.

Programmable Logic Controller (PLC) Technology

          Our PLCLine is a panel with fixed components that include a DC servo motor, encoder, limit switches, proximity sensor, solenoid, buzzer, lamps and switches.  The devices can be connected, activated and controlled in numerous configurations.

          PLCMotion is a simulation software package with HMI animation that provides a working simulation of PLC programming and operation.  This Windows-based simulation software allows students to observe and understand the control logic behind the operation of industrial PLCs and gives them practical experience in the fundamentals of PLC programming and control. The software’s graphics editor allows students to create a complete production line or industrial process in simulation mode.

          PLCMotion can be used as an offline, simulation tool with its collection of sample applications.  It can also be used online with our CP/C 2000A computer interface unit or an industrial Allen-Bradley PLC (SLC 500 or MicroLogix).

Process Control

          The three Process Line panels: Pressure, Level & Flow and Temperature, are systems for demonstrating and teaching control processes.  Each panel may be controlled by a PC or a PLC. Companion software provides 3D simulation and online tracking of all control variables. Courseware provided with these systems teaches the principles of process control, including an overview of the required mathematical background.  The systems demonstrate different control algorithms such as open-loop, closed loop, on-off and PID control, and allow students to experiment with fine tuning of control parameters.

e-Learning Content and Web-Based Learning Management System

          Our e-learning unit is currently developing a comprehensive library of web-based training modules that capitalize on the proven TEAM product line marketed and developed by our educational division.  The web-based modules will be managed by LearnMate, our new robust Learning Management System (LMS).  LearnMate concentrates the e-learning experience into a manageable desktop web-based application, providing students and instructors with a powerful curriculum management and administration system.

          In December 2002 we acquired all assets relating to Mentergy Ltd.’s TrainNet activity. TrainNet is a highly scalable, broadband virtual classroom application that provides high quality multicast video transmission, voice over IP, robust student/instructor interaction and other advanced tools to deliver instructional material over geographically dispersed e-learning environments.

          XtraDrive

          XtraDrive is YET’s first product and is a next generation intelligent servo driver with an integrated positioner. The XtraDRive is based on a unique propriety control technology offering solutions for the most demanding applications. The XtraDrive includes a software tool, called XtraWare, for the setup, optimal tuning and user programming of the XtraDRive AC servo driver.

Marketing and Customers

          Typical Educational Sector customers are universities, colleges, high schools (technical and vocational), junior high schools and research and developments institutions.  The products of our Educational Sector, which provide a relatively low-cost alternative to the purchase of industrial robots for teaching purposes, incorporate special design features for ease of teaching.

          The Educational Sector currently markets its products through our subsidiaries and independent distributors in Europe, Asia and South America. Since 1997, these products have been distributed to the educational market in the U.S. and Canada through Intelitek.

          Most of the Educational Sector products are aimed at the export market. The principal markets for our products and third party products marketed by our Educational Sector are the U.S., the Far East, Israel, South America and Europe which accounted for  43.3%, 20.1%,11.0%, 11.8% and 2.4%, respectively, of the sector’s sales in 2002. Most of our sales in the Israeli market relate to third-party products. Most of the Educational Sector’s products resulting from our research and development are aimed at the export market.

          In mid 2001, YET’s board of directors reached a resolution whereby YET would start to develop new independent marketing channels for the sale of its products and develop products that will be sold under the YET brand name. In 2002, YET initiated marketing activities in Europe and the U.S. in order to establish a presence in these markets and entered into negotiations with a European company and U.S. companies in regard to private label agreements.  Although YEC was supposed to help in establishing marketing channels for YET, due to fundamental changes in YEC’s marketing system in Europe its progress was delayed. In early 2003, YET began to seek independent distributors to market its products in Europe. At the same time YET realized that YEC would not distribute YET products in the U.S., and that it would have to establish an independent marketing network there.  Action on this matter has been started.  During this period YET continued its efforts to market YEC’s products in Israel.

Manufacturing and Supply

          Our Educational Sector manufactures most of its products in-house.  Operations mainly include assembly and quality control.  Machining and some other basic operations are provided by sub-contractors.

Patent and Proprietary Rights

          In general, our Educational Sector products are not protected by patents.  In 1997, however, we registered a patent in Israel for the method and apparatus used for the direct teaching of automatic machines.  This patent passed the International preliminary examination in accordance with the PCT procedure.  The patent application was approved and registered in the U.S. There was an initial review by the European Level that did not raise significant opposition. The application was passed to the Individual European Countries which we designated.

          In December 1998, YET filed an application for a patent in Israel and in December 1999 it filed an international application in accordance with the PCT procedure regarding an improved servo mechanism control system and method.  This application was approved and the patent is under examination at the national level. In 2000 and 2002, YET filed an additional application for a patent in Israel and in accordance with the PCT procedures regarding a high resolution position sensor device and method.  In 2002 both of the patent applications were approved by the PCT and are now being examined in the national stage. In 2003 YET filed an application for a patent in accordance with the PCT procedures regarding the system and method to eliminate the dead time influence in a PWM driver. This application is also under examination at the national level.

          During the years 2000, 2001 and 2002, MemCall submitted nine patent applications to the PCT relating to its new technology concerning memory call-out functions.

Competition

          To the best of our knowledge, some competition exists in Israel for our products.  This competition is not material in the robotics field, but is more significant with respect to the Light Machine product line manufactured by Intelitek Inc., our fully owned subsidiary.  There is also significant competition in Israel for the third-party products marketed by our Robotec Technologies Ltd. subsidiary in Israel.

          Our Educational Sector has competitors in all the markets to which it exports its products.  Its major competitors operate worldwide, some of whom have greater financial resources than our company.

          The ability of our Educational Sector to compete successfully is based, among other things, on the quality and pricing of the competing products in comparison to those of our Educational Sector, as well as the resources that will be available to our Educational Sector for research and development and marketing.

          YET’s primary competitors are Siemens, Bosch Rexroth, SEM Eurodrive (in Europe) and Rockwell (in the U.S).  The principal factors affecting competition in the market for motion control are performance, reliability and price.

C.     Organizational Structure

          Sets forth below is the legal name, location and country of incorporation, percentage of ownership and description of business of each of our subsidiaries:

          Intelitek Inc., a wholly owned subsidiary incorporated in Delaware, U.S. is mainly engaged in the development, manufacturing, marketing, sale, technical support and maintenance of CNC products (a product line that was procured from Davenport Industries LLC), and markets them under the name of Light Machines. Intelitek Inc. is also engaged in the marketing, sale, technical support and maintenance of our products in North America.

          Eshed Robotec B.V., a wholly owned subsidiary incorporated in the Netherlands, is engaged in making investments in new fields of activity.

          Robotec Technologies Ltd., a wholly owned subsidiary established in Israel, is engaged in the marketing, distribution, installation and maintenance of our products and other companies’ products for the scientific and technological educational market in Israel.

          Computras Computerized Training Systems Ltd., a wholly owned subsidiary established in Israel, is engaged in the development, production and marketing of educational software.

          Yaskawa Eshed Technology Ltd. is an Israeli corporation in Israel in which we own a 50% equity interest. YEC holds the remaining 50% interest in YET.  YET is engaged in the planning, development and manufacturing of motion control products for the industrial market, and also provides development services to YEC in that field.

          MemCall  is a development stage company that is engaged in the development of a new electronic chip which will streamline searches performed in a computer’s memory.  MemCall LLC, a Delaware limited liability company, is a 82% owned subsidiary of our wholly owned subsidiary Eshed Robotec B.V. MemCall LLC holds 100% of MemCall Ltd., an Israeli corporation.

D.     Property, Plants and Equipment

          In January 1999, we entered into a lease for a parcel of land in the industrial park Rosh Ha’Ayin with the Israel Land Authority, where we constructed a 83,000 square feet building for offices and production facilities.  The lease for the land expires in 2042 and can be renewed for an additional 49 years.  We and five of our subsidiaries currently occupy approximately 60% of the new facility.

          We have leased approximately 13,800 square feet in the building to Siemens Israel Ltd., for a period of five years commencing May 2000 for approximately $1 million plus maintenance fees. Siemens has an option to extend the lease for additional periods of up to five years.

          Approximately 9,600 square feet have been leased to Lynx Photonic Networks Ltd. for a period of five years commencing January 2000 for $470,000 plus maintenance fees. Lynx Photonic has an option to extend the lease period for an additional five years. Lynx Photonic is also leasing an additional space of 7,700 square feet, for a period of 30 months commencing February 2001 for $250,000 plus maintenance fees. Lynx Photonic has notified us that it will not exercise its option to extend the lease term.

          Intelitek’s lease for its facility in Manchester, New Hampshire, will terminate in July 2004. The annual rent is approximately $133,000.

          MemCall’s lease agreement for its facility in California will terminate in November 2003.  The annual rent is approximately $19,200.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      Operating Results

          You should read the following discussion and analysis in conjunction with Item 3A. – “Selected Financial Data” as well as our consolidated financial statements and related notes which appear elsewhere in this registration statement. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include those discussed below and elsewhere in this registration statement.

General

          Our financial statements are prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency. Accordingly, the nominal figures in the financial statements (we maintain our books of account in nominal NIS) are adjusted to NIS in the last month of the reported period (December 2002).  The adjustment is made in accordance with principles specified in the pertinent opinion issued by the Institute of Certified Public Accountants in Israel.

          Non-monetary items in our balance sheet are adjusted for changes in the CPI from the month of the transaction to the month of the balance sheet. The following items are treated as non-monetary: inventories, prepaid expenses, advances to suppliers, long-term investments, deferred taxes on income, fixed assets, know-how and shareholders’ equity. Monetary items are presented in the balance sheet on the basis of nominal amounts at that date.

          Items in our statement of income are adjusted for changes in the CPI as follows: amounts relating to non-monetary items (e.g. depreciation and changes in inventories) and certain provisions (e.g. for severance pay) are adjusted on the same basis as the related balance sheet item. Other revenues and expenses (excluding financial) are adjusted on the basis of changes in the index between transaction date and balance sheet date.

          A convenience translation into U.S. dollars at the rate of exchange between the NIS and the U.S. dollar at December 31, 2002 (NIS 4.737 = $1) is also presented for the year ended December 31, 2002, and elsewhere in this annual report. The translation into U.S. dollars should not be construed as a representation that the Israeli currency amounts actually represent or could be converted into U.S. dollars.

Recent Accounting Pronouncements

          The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards (“SFAS”) No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 136”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS 146 is not expected to have a material effect on the Company's financial position or operating results.

           In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No.45”). FIN No.45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s yearend. We do not expect the adoption of FIN No. 45 to have a material impact on our results of operations or financial position.

Critical Accounting Policies

          We have identified the policies below as critical to the understanding of our financial statements.  The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

          We prepare our financial statements in accordance with Israeli GAAP and United States GAAP.  As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available.  These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

          The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations are discussed below.

           Revenues Recognition.  In December 1999, the SEC issued Staff Accounting Bulletin No. 101, or SAB 101, as amended in June 2000, which summarizes the staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements.  We adopted SAB 101 during the fourth quarter of 2000.  The adoption has resulted in our deferral of recognizing income from the sale of certain products until the date of their installation.  Prior to the adoption of SAB 101, we recognized income from the sale of these products on delivery to the customer.  For contracts under which we are entitled to revenue after the execution of defined stages of the transaction without a liability to complete, the revenue is recognized with the entitling supply.  Revenues from the sales of shelf products are recognized on delivery to the customer.  Revenues from the execution of work orders are recognized on completion and only when there is no significant uncertainty that the customer will acknowledge the goods and the receipt of the consideration.  Revenues from development services are recognized upon completion of the development and in accordance with the terms of the related contracts.    Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

          Revenues from the sale of software rights are recognized when the rights are transferred to the customer, when payment has been determined, collection is probable and the Company has no liabilities with respect to the sale.

          If substantial commitments exist for additional performance, such as software development, software adjustment, integration or installation, revenues are usually recognized in accordance with the percentage of completion, based on an estimate of the proportionate part of the work that has been performed.

          Inventories.  Inventories are recorded at the lower of cost or market value. The cost of raw materials is determined on a moving average basis. The cost of work–in-process is determined on a direct production cost basis, plus allocated indirect expenses, all of which are on average basis.

          Fixed Assets.  Fixed assets are stated at cost.  Assets manufactured by us are valued at the cost of finished products of the same type less accumulated depreciation, financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized.  Depreciation is calculated according to the straight line method at the following rates, which are considered to be adequate for the depreciation of the assets over the course of their estimated useful lives: machinery and equipment (between 10% to 20%, mainly 20%); office equipment and furniture (between 6% to 10%, mainly 6%); computers and computerized equipment (between 20% to 33%, mainly 33%); vehicles (between 15% to 20%, mainly 20%) and building (between 2% to 4%, mainly 2%).

          Investments in investee companies and other companies. Our investments in investee companies are stated in our financial statements on an equity value basis.  The excess of cost of the investment in an Investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of ten years.  Investments in other companies, held as long-term investments, are presented at cost which, according to a management estimate, does not exceed their fair value.

          Research and development expenses.  Research and development costs, net of government royalty-bearing grants, are charged to income as incurred.

Significant Costs and Expenses

          Depreciation and amortization expense. Depreciation of property, building and equipment is provided on a straight-line basis over the course of their estimated useful lives. Amortization of our core intellectual property is provided on a straight-line basis over a period of three years.

          Research and development expenses.  We have invested a significant portion of our resources into the development of products.  The following table sets forth the total research and development costs, the amount of royalty-bearing grants received from the Government of Israel, and the net research and development expenses for the periods indicated:

	Year Ended December 31,
	2000	2001	2002	2002

	(in thousands)
Total research and development costs	NIS 7,344	NIS 12,576	NIS 16,079	$3,395
Less – grants and participations	(190)	—	(3,078)	(650)

Research and development, net	7,154	12,576	13,001	2,745

          Employee benefits expenses.  Employee benefit expenses consist primarily of payments to employees for their services as employees.

          Other expenses from ordinary activities.  Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

           The following table sets forth, for the periods indicated, selected financial information with respect to our operations as a percentage of revenues:

	Year Ended December 31,

	2000	2001	2002

Revenues	100%	100%	100%
Cost of revenues	56.8	59.7	48.1
Gross profit	43.2	40.3	51.9
Research and development expenses, net	10.5	14.4	14.8
Marketing, selling, administrative and general expenses	31.3	33.1	32.3
Financial expenses, net	2.2	2.2	(1.6)
Other income (expenses)	2.1	3.1	1.9
Taxes on income	0.8	1.0	1.2

Net income (loss) before accumulated effect for prior years because of changes in accounting policy	3.3	(2.8)	3.8
Net income for the year	0.1	(2.8)	3.8

Year Ended December 31, 2002 as Compared with Year Ended December  31, 2001

          Revenues. Revenues consist primarily of product sales and revenues from services including project development, maintenance and support and leasing revenues, increased by approximately NIS 222,000 ($47,000) to NIS 87.8 million ($18.5 million) from revenues of NIS 87.6 million in 2001, principally as the result of an approximately NIS 11.3 million ($2.4 million) increase in revenues in the Educational Sector from an e-learning project for which revenues were recognized this year and the approximately NIS 4.5 million ($0.95 million) increase in revenues from development services of a proportionately consolidated company.   This increase was partially offset by a decrease of approximately NIS 3.5 million ($0.74 million) in revenues from the sale of Light Machine products, and a decrease of approximately NIS 11.6 million ($2.45 million) in sales of the products of a proportionately consolidated company.

          Cost of Revenues.  In 2002, our cost of revenues for products manufactured by us as well as products manufactured by others was 48.0% of revenues compared with 60.0% of revenues in 2001.  The decrease in the cost of revenues resulted mainly from a different product mix and an increase in revenues from development services and royalties of YET, our proportionately consolidated subsidiary.

          Gross Profit. Our gross profit increased by 29.0% to approximately NIS 45.6 million ($9.6 million) in 2002 from approximately NIS 35.3 million in 2001. The increase in the gross profit resulted mainly from a different product mix, and an increase in revenues from development services and royalties of YET, our proportionately consolidated subsidiary.  Operating expenses in 2002 totaled approximately NIS 41.4 million as compared with approximately NIS 41.6 million in 2001. Operating income in 2002 was approximately NIS 4.2 million ($0.9 million) as compared with operating loss of approximately NIS 6.2 million in 2001.

          Research and Development.  Total research and development expenses increased 3.4%  to approximately NIS 13.0 million ($2.8 million) in 2002 from approximately NIS 12.6 million in 2001, mainly as a result of our increased investments in the development activities of MemCall which totaled approximately NIS 6.1 million in 2002, compared with approximately NIS 5.1 million in 2001. In addition the investments in the development activities of e-learning increased by NIS 0.4 million ($0.1 million), and the development expenses of YET increased by NIS 0.9 million ($0.2 million). This increase was partially offset by the decrease in the investments in the development activities of the historical activities of the Educational Sector by approximately NIS 1.9 million ($0.4 million). Research and development grants in the amount of NIS 3.1 million ($0.65 million) were received in 2002 from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.  As a result, net research and development costs increased 3.4% to approximately NIS 13 million ($2.75 million) in 2002 from approximately NIS 12.6 million in 2001.

          Marketing and Selling.  Marketing and selling expenses decreased 10% to approximately NIS 14.5 million ($3 million), from approximately NIS 16.1 million in 2001, mainly due to a decrease in the marketing and selling expenses of the Educational Sector.

          Administrative and General.  Administrative and general expenses increased 8.2% to approximately NIS 13.9 million ($2.9 million) in 2002 from approximately NIS 12.8 million in 2001, mainly due to increased salary provisions for directors.

          Financial Income (Expenses,) Net.  We had financial expenses of approximately NIS 1.4 million ($0.3 million) in 2002, compared to financial income of approximately NIS 1.9 million in 2001.  The financial expenses in 2002 derived mainly from interest, the erosion of loans that were used for financing the construction of our Rosh Ha'Ayin building, in the amount of approximately NIS 2 million and differences in exchange rates that were offset mainly by charges of interest for our current operations.

          Other Income.  Other income amounted to approximately NIS 1.7 million ($0.35 million) in 2002 compared with other income of approximately NIS 2.75 million in 2001, mainly due to a decrease in net income from leasing space in our Rosh Ha’Ayin building of approximately NIS 1.1 million in 2002 compared with a an increase in net rental income from leasing space in our building of approximately NIS 1.4 million in 2001.

          Net Profit.  We had net profit of approximately NIS 3.4 million ($0.7 million) in 2002, as compared with net loss of approximately NIS 2.4 million in 2001. The Educational Sector accounted for approximately NIS 8 million ($1.7 million) of net income, income from our Rosh Ha’Ayin building in the sum of approximately NIS 1.5 million ($0.32 million), and the profits of a proportionately consolidated company in the sum of approximately NIS 1.7 million ($0.35 million), which were partly offset by investments in the development activity of MemCall in the sum of approximately NIS 7.6 million ($1.6 million).

Year Ended December 31, 2001 as Compared with Year Ended December 31, 2000
Amended and Restated

          Revenues. Revenues in 2001 increased by approximately NIS 19.6 million from revenues in 2000, principally as the result of an approximately NIS 21.8  million increase in sales of Light Machine products and the NIS 2.45 million increase in sales of RoboGroup products.   This increase was partially offset by a decrease of approximately NIS 1.9 million in income from services rendered to YET (a proportionately consolidated company), a decrease of approximately NIS 1.8 million in the sales of YET products and a decrease of approximately NIS 1.4 million in sales with respect to the Eshkolot project.

          Cost of Revenues.  In 2001, the cost of revenues for our products as well as other products marketed by us was 60.0% of revenues compared with 56.8% of revenues in 2000.  The increase in the cost of revenues resulted mainly from a different product mix and a decrease in sales of products with higher gross margins.

          Gross Profit.  Our gross profit increased by 20.4% to approximately NIS 35.3 million in 2001 from approximately NIS 29.4 million in 2000.  The increase in gross profit was offset by an increase in operating expenses of approximately NIS 13.1 million which resulted in an operating loss of approximately NIS 6.2 million as compared with operating income of approximately NIS 0.95 million in 2000.

          Research and Development.  Total research and development costs increased 71.15 % to approximately NIS 12.6 million in 2001 from approximately NIS 7.3 million in 2000, mainly as a result of the increased investment in the development activities of MemCall.  No research and development grants were received in 2001.  As a result, net research and development costs increased 75.8% to approximately NIS 12.6 million in 2001 from approximately NIS 7.15 million in 2000.

          Selling and Marketing.  Selling and marketing expenses increased 48.5% to approximately NIS 16.1 million, from approximately NIS 10.9 million in 2000, mainly due to an increase in the marketing and selling expenses of Intelitek, arising from the acquisition of the Light Machine product line.

          General and Administrative.  General and administrative expenses increased 23.6% to approximately NIS 12.8 million in 2001 from approximately NIS 10.4 million in 2000, mainly due to our reorganization and the scaling down of our activities in the business development field.

          Financial Income, Net.  We had financial income of approximately NIS 2 million in 2001, compared to income of approximately NIS 1.5 million in 2000.  Our financial income resulted mainly from an increase in interest income, the erosion of loans that were used for financing the construction of our building, in the amount of approximately NIS 0.3 million and differences in exchange rates that were offset mainly by charges of interest for our current operation.

          Other Income.  Other income amounted to approximately NIS 2.75 million in 2001 as compared with other income of approximately NIS 1.44 million in 2000, mainly due to the increase in value of our securities portfolio in the amount of approximately NIS 0.1 million in 2001, compared with a loss in the amount of NIS 0.9 million, in 2000, and an increase in net rental income from leasing space in our Rosh Ha’Ayin building of approximately NIS 1.4 million in 2001. These increases in income were offset by a decline in earnings from the sale of know-how and fixed assets in the amount of approximately NIS 1.1 million.

          Net Loss.  We had net loss of approximately NIS 2.4 million in 2001, as compared with net profit of approximately NIS 89,000 in 2000.

Effective Corporate Tax Rate

           In general, Israeli companies are currently subject to “Company Tax” at the rate of 36.0% of taxable income.

           Our income tax obligations in Israel are based upon our earnings as determined by Israeli statutory purposes and not as determined from the amounts reported based on adjustments on a constant currency basis.  Israeli tax laws recognize the effects of the decline in the purchasing power of the NIS and allow certain adjustments to taxable income to reflect this decline.  For further information see Note 25 of the Financial Statements.

           Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties.  Under Israeli tax law the results of our foreign consolidated subsidiaries, which have generally been unprofitable, cannot be consolidated for tax purposes with the results of operations of the parent company.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

           The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the U.S. dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS.  For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar and companies experienced increases in the U.S. dollar cost of their operations in Israel.  This trend was reversed during 1997 and 1998.  In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar.  In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel.  We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

           The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli price index	Israeli inflation rate%	Israeli devaluation rate%	Israeli inflation adjusted for devaluation%

1998	402.6	8.6	17.6	(7.7)
1999	408.0	1.3	(0.17)	1.5
2000	408.0	0	(2.7)	(2.7)
2001	413.8	1.4	9.2	(7.8)
2002	440.65	6.5	7.3	(0.7)

          A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar).  Such devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS (unless such receivables are linked to the U.S. dollar).  Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

          Because exchange rates between the NIS and the U.S. dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

Conditions in Israel

          We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since September 2000, there has been significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently there has been a marked deterioration in the relations between Israel and the Palestinian Authority and Israel has experienced many terrorist incidents within its borders.  As a result, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace.

          Several countries continue to restrict business with Israel and with companies having operations in Israel.  Although we are precluded from marketing our products to these countries, we believe that in the past these restrictions have not had a material adverse effect on us.  In addition, as a result of the hostilities between Israel and the Palestinian Authority, most Arab countries with which Israel had commercial and trading agreements have publicly announced the halt of these agreements.  Also, as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering participating in a boycott of Israeli firms.  We do not believe that these measures will have a material adverse affect on us.  However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our business.

          Some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations.  Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 37 days of military reserve duty annually and all such residents are subject to being called to active duty at any time under emergency circumstances.  In addition, due to the current hostilities between the State of Israel and the Palestinian Authority, the Israeli Ministry of Defense has issued emergency orders to call up a large number of reserve soldiers.  While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

          To date, no executive officer or key employee was recruited for military service for any significant time period.  Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

          Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates.  The Israeli Government has periodically changed its policies in all these areas.

          As a result of political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the NIS has been devaluated and the rate of inflation has increased.  The Israeli Government has proposed certain budgetary cuts and other changes, including increasing the value added tax rate by 1% to 18%, which were adopted by the Israeli Parliament in June2002.  However, the impact on the Israeli economy of these and other measures that may eventually be adopted is uncertain.  In addition, certain credit agencies have stated that they are reviewing Israel’s credit rating.  Should such agencies lower Israel’s credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected.  We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain Israel’s current credit rating.  Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Trade Agreements

          Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for the reciprocal lowering of trade barriers among its members.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the U.S., Australia, Canada and Japan.  These preferences allow Israel to export products covered by such programs either on a duty-free basis or at reduced tariffs.

          Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the U.S. entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

B.      Liquidity and Capital Resources

          Our cash, cash equivalents and securities totaled approximately NIS 24.8 million ($5.2 million) at December 31, 2002 as compared to approximately NIS 11.5 million at December 31, 2001.  This increase resulted mainly from revenues from our e-learning project.

          At December 31, 2002, we had working capital of approximately NIS 29.8 million ($6.3 million) as compared to working capital of NIS 14.2 million at December 31, 2001. Our current ratio at December 31, 2002 was 1.88 compared to 1.31 at December 31, 2001. Our quick ratio at December 31, 2002 was 1.41 compared to 0.95 at December 31, 2001.

          Our operations are financed primarily through working capital, sales of equity securities, bank credit, government grants and interest earned on investments.

          Cash flows derived from current operations.  In 2002, we had a surplus from current operations of approximately NIS 13.6 million($2.9 million) as compared to a deficit from current operations of approximately NIS 4.5 million in 2001.  Of this amount, approximately NIS 1.3 million ($0.3 million) was invested in our building in 2002, as compared to approximately NIS 0.7 million in 2001.

          Cash flows applied to investment operations.  In 2002, we invested approximately NIS 2.2 million ($0.5 million) in fixed assets as compared to approximately NIS 2.8 million in 2001.  Of this amount, approximately NIS 1.3 million was invested in RoboGroup’s building in 2002 as compared to approximately NIS 0.7 million in 2001

          In 2002 we invested approximately NIS 7.6 million ($1.6 million) in MemCall as compared to approximately NIS 6.4 million in 2001. In the first quarter of 2003 we invested NIS 2.1 million ($0.45 million) in MemCall. Our board of directors approved an investment in the total amount of  $4.25 million in MemCall.

          Cash flows derived from financing operations.  In 2002, we had a surplus in cash from financing operations in the amount of approximately NIS 0.4 million ($0.1 million) as compared to a surplus of approximately NIS 5.7 million in 2001.  The 2002 cash surplus derives mainly from an increase in long term loans.

          In July 1994, we signed an agreement (which was amended in May 1997) in connection with the purchase of rights to a building in the industrial park of Rosh Ha’Ayin.  The total amount of this project was estimated at approximately $7 million, of which 70% was financed by bank credit and the balance was financed from our resources.  At December 31, 2002, we invested $8.2 million in our Rosh Ha’Ayin building project.  As of December 31, 2002 approximately $6.7 million was financed by bank credit.

          Our average amount of short-term bank credit was approximately NIS 18.4 million in 2002 as compared with approximately NIS 14.8 million at December 31, 2001 and our average amount of long-term bank credit was approximately NIS 15.3 million in 2002 as compared with approximately NIS 16.4 million at December 31, 2001.

          On April 29, 2003, in accordance with the decision of our Board of Directors, the Tel Aviv District Court approved a distribution by way of a purchase of our company’s shares pursuant to Section 303 of the Israeli Companies Law, 1999. The amount of the repurchase program approved by the Board of Directors and the Court is NIS 2,140,000 ($452,000). The implementation of the repurchase program is dependent on market conditions and cash flow availability of the company.

          Our financial requirements and our ability to meet them will depend to a large extent on our future financial performance.  We believe we have sufficient capital resources to meet our operational requirements for 2003.

C.      Research and Development, Patents and Licenses

          In 2002 our research and development efforts were centered on the development of new and existing products.  We invested approximately $2.75 million in research and development in 2002, of which $1.3 million was invested in MemCall.  The following table reflects our research and development expenses during the three years ended December 31, 2002:

	Year Ended December 31,
	2000	2001	2002	2002

	(in thousands)
Total research and development costs	NIS 7,344	NIS 12,576	NIS 16,079	$3,395
Less – grants and participations	(190)	—	(3,078)	(650)

Research and development, net	7,154	12,576	13,001	2,745

          In the third quarter of 2002, MemCall received an approval from the Office of the Chief Scientist for a grant in the total sum of approximately NIS 4.6 million, which constitutes 50% of a total budget of approximately NIS 9.2 million that was approved by the Chief Scientist pursuant to a development plan that was submitted by the company under the Israeli Research and Development Law. Although the approved budget was for the period January through December 2002, MemCall received the Chief Scientist’s approval to extend the period of this budget until the end of March 2003.

          In general, we received from time to time grants from the Chief Scientist of the Ministry of Trade and Industry of the State of Israel, for our research and development projects.  We have agreed to pay royalties on sales of the products developed from research and development projects that were funded by the Chief Scientist.  In the event that development of a specific product in which the Chief Scientist participates is successful, we will become obligated to repay the grants received relating to the specific product through royalty payments at the rate of 2.4% to 4.6%, based on our sales revenues, up to an amount equal to 100%-150% of the grant received, linked to the exchange rate of the U.S. dollar. In 2002 we paid approximately NIS 360,000 ($75,000) in royalties to the Chief Scientist.

D.      Trend Information

          In the first quarter of 2003 we recorded a loss of approximately NIS 5.9 million ($1.25 million), as compared to a loss of NIS 3.4 million in the corresponding period of 2002. The increase was primarily attributable to the reduced sales in our Educational Sector. We expect that this trend in the Educational Sector will continue in the second quarter and that we will not achieve our financial and business goals for the second quarter of 2003. As a result our Educational Sector is implementing cost cutting measures, mostly by reducing its personnel and combining of related activities and divisions.

Cautionary Statement Regarding Forward-Looking Statements

          The statements contained in this annual report that are not purely historical are forward-looking statements.  Such forward-looking statements also include statements in this Item 5 – “Operating and Financial Review and Prospects”. These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report.  All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

          We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in a Risk Factors section which appears in Item 3 – Key Information.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          The following table lists our executive officers and directors:

Name	Age	Position

Rafael Aravot	49	Chairman of the Board, Chief Executive Officer and Director
Noam Kra-Oz	49	Co-General Manager and Director
Haim Schleifer	49	Co-General Manager and Director
Moshe Turner	50	Former Co-General Manager of the Educational Sector
Joseph Biran	57	General Manager of Yaskawa Eshed Technology Ltd.
Hanan Eibushitz	47	Chief Financial Officer
Ophra Levy-Mildworth	34	Corporate Attorney and Secretary
Gideon Missulawin	63	Director
Menachem Zenziper	60	Director
Arie Kraus	47	Director
Alex Tal	57	Director
Amiram Dagan	49	Outside Director
Tami Gotlieb	46	Outside Director

          Messrs. Aravot,Kra-Oz, Schleifer, Missulawin, Zenziper, Kraus and Tal will serve as directors until our 2003 annual general meeting of shareholders.  Mr. Dagan and Ms. Gotlieb were elected to serve as our outside directors at our annual general meeting of shareholders which took place on December 20, 2001.  They will serve in such office pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2004 annual general meeting of shareholders.  Thereafter, their office may be renewed for only one additional three-year term.

          Rafael Aravot has been our Managing Director since our formation in 1982 and Chief Executive Officer and Chairman of the Board since February 2001. Since 1999 Mr. Aravot has served as a member of our Compensation Committee.  Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., MemCall Ltd. and MemCall LLC. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

          Noam Kra-Oz has been our Managing Director since February 2001 and our Joint Managing Director from 1992 until 2001.  He has also been a director since December 1983.  Mr. Kra-Oz is a director of Yaskawa Eshed Technology Ltd., Intelitek Inc., Robotec Technologies Ltd., Computras Computerized Training Systems Ltd., and Eshed Robotec B.V. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

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

          Moshe Turner has served as our co-general manager of our Educational Sector until April 2003, and is expected to continue as an executive officer in the future. From February 1995 until April 2000 he served as General Manager of Robotec Technologies Ltd.  Mr. Turner was Managing Director for Elbit ATI of the Elbit Group from November 1993 until January 1995.  From February 1991 until November 1993, he was Vice Managing Director of the Recycling Division of American-Israeli Paper Mills Ltd. Mr. Turner serves as a director of the subsidiaries Robotec Technologies Ltd., Intelitek Inc. and Computras Computerized Training Systems Ltd., Mr. Turner received an M.Sc. in Business Administration and a B.A. in Economics from Bar Ilan University.

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

          Hanan Eibushitz has served as our Chief Financial Officer since November 2002. He also serves as Chief Financial Officer of all our subsidiaries. From 1998 until 2002 he was VP finance of Elbit Vision Systems and served as the company’s CFO and secretary.  Mr. Eibushitz formerly served as deputy managing director for finance and logistics at Micro-Swiss Ltd., a subsidiary of Kulice & Sopha Inc.  He previously served as chief financial officer at Gambit Ltd. Mr. Eiboshitz holds a Bachelor of Science degree in industrial engineering and management and a master degree in industrial management from the Technion.

          Ophra Levy-Mildworth has served as our Legal Counsel and Secretary since February 2001. She also serves as the legal counsel and company secretary of all our subsidiaries. From 1997 until September 2000, she was a lawyer in the law firm of Lahav, Litvak-Abadi. Ms. Levy received her B.A. in Law and Economics from Tel-Aviv University.

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

          Arie Kraus has been a director since December 1983 and a member of our audit committee.  Mr. Kraus served as our corporate Secretary from August 1991 until June 1994.  Until 1997 he was responsible for our new building project in Rosh Ha’Ayin. From December 1983 to 1997, Mr. Kraus was Manager of Shivrug Ltd.  Mr. Kraus received a B.Sc. in Production Engineering from Tel Aviv University.

          Alex Tal has been a director since January 2001.  From July 2000 until June 2001, he has served as manager of our New-Ventures Sector.  From 1996 until January 2000, Mr. Tal served as the Israeli Navy General Commander.  From 1993 until 1995 he was the Representative of the Israeli Ministry of Defense and the Israeli Defense Forces in Chile. Mr. Tal also serves as a vice president for Naval Strategic Planning at Elul Technologies Ltd. and as a vice president for Port and Maritime projects at Athena Human and Technologies Integrated Security Solutions Ltd.

          Amiram Dagan has served as an outside director since February 2002.  Mr. Dagan is a member of our audit committee.  Mr. Dagan was a commander of Israel Air Force Systems Department, Vice President in Nice Systems Ltd., and presently serves as a VP for development and Operation of the Silver Arrow Company.  Mr. Dagan is Graduate of the Technion in Haifa, and received Master degree in Political Science and National Security from the University of Haifa. He also has a master degree in Business Administration from Tel Aviv University.

          Tami Gottlieb has served as an outside director since February 2002.  Ms. Gottlieb serves as the chairman of our audit committee. Ms. Gottlieb is an independent business development, investment banking and financial consultant. Until 2000 Ms. Gottlieb served as a General Manager of Investec Management and Underwriting Ltd., the investment banking and underwriting company of the Investec (Israel) Group.  Ms. Gottlieb also serves as an outside director of Baran Group Ltd., “Dan” Traffic Transportation Ltd., Yishpro Building Company Ltd, The Provident Funds of Mercantile Discount Bank and Carmel Investment Group Ltd. She is also a director in Emilia Development Ltd., T.R.A. Radio Tel Aviv Ltd., Credit Information Association Ltd., and Incredimail Ltd. Ms. Gottlieb has a B.A. in International Relations from the Hebrew University in Jerusalem, and has a Masters degree in Economics from Indiana University, USA.

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

B.    Compensation

          During the year ended December 31, 2002, the aggregate remuneration paid to all our officers and directors as a group (fifteen persons at the time) was approximately NIS 6.7million ($1.4 million).  Such amount includes pension, retirement and similar benefits. We provide automobiles to some of our executive officers at our expense.

          During the year ended December 31, 2002, we paid each of our outside directors $415 per month and $258 per meeting attended for serving in such capacity.

          In December 2002, our shareholders approved the payment of bonuses of $50,000 and $30,000, Mr. Noam Kra-Oz and Mr. Haim Schleifer respectively, for their contributions to the success of the e-learning project, which they manage.

          As of March 31, 2003, our directors and executive officers, as a group, consisting of 13persons, held options to purchase an aggregate of 665,000 ordinary shares, at an exercise price of $0.91 per share.  Such options expire in 2012. All of those options were issued under our 2003 Stock Option Plan.  See “Share Ownership – Stock Option Plans.”

          Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors.  Directors’ compensation arrangements also require audit committee approval before board approval and shareholder approval.

C.    Board Practices

Election of Directors

          Pursuant to our articles of association, all of our directors, other than our outside directors, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  Outside directors are elected for a three-year term.  All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.  In the intervals between our annual general meetings, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, but only if the total number of directors does not at any time exceed twelve, including our outside directors.  Any director so appointed occupies his position until the next annual general meeting and may be reelected for an additional term.  All of our current directors, except for our outside directors, were elected by our shareholders at our annual general meeting of shareholders of 2002.

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

Independent and Outside Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an officer holder.

          No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

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

          In addition, the Nasdaq Stock Market currently requires us to have at least two independent directors on our Board of Directors and to establish an audit committee.

Approval of Related Party Transactions Under Israeli Law

          The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under “ — Directors and Senior Management” above is an office holder.  Generally, under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and, subject only to certain exemptions, our shareholders.

          The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us.  The duty of disclosure shall not apply when the personal interest originated only from the personal interest of the office holder’s relative or the controlling shareholder’s relative in a non-extraordinary transaction.  That is a transaction in the ordinary course of business, on market terms, and unlikely to have a material impact on the company’s profitability, assets and liabilities.  A relative is defined as a spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest.  In the case of an extraordinary transaction, such a transaction must be approved by the audit committee and by the board of directors itself.  A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be or in the event such an action is an ordinary action between the company and its director or an ordinary action in which the director has a personal interest. In the event that the majority of the members of the Board of Directors have personal interests in the proposed transaction, the approval of the general meeting is also required.

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

          In addition, pursuant to the recent amendment to these regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

          The above exemptions will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

          The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Exemption, Insurance and Indemnification of Directors and Officers

          The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person;

•	breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

          In addition, we may indemnify an office holder against:

•

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an office holder; and

•

reasonable litigation expenses, including attorneys’ fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

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

          Exculpatory insurance and indemnification arrangements with an office holder who is not a director must be approved by the audit committee and the board of directors, while the same arrangement with directors must be approved by the shareholders as well and the same arrangement with a controlling shareholder must be approved by special majority of the shareholders who don’t have an interest in the arrangement.  See “Item 6A. Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

          At our Annual General Meeting of Shareholders held in December 2002 our shareholders approved our indemnification of our directors and officers pursuant to a standard indemnification agreement that provides for indemnification of directors and officers in an amount up to $4 million, and to execute release agreements according to which we will release each of our directors and officers, in accordance with Section 259 of the Companies Law, from liability for any damage caused to our company as a result of a breach of the duty of care.

          We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $5 million including costs and expenses

Audit Committee

          Our audit committee is currently composed of Ms. Tami Gotlieb and Messrs. Amiram Dagan and Alex Tal.  The responsibilities of the audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems; (ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors’ appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

          The Audit Committee assists the Board of Directors in monitoring (1) the integrity of the financial statements of the company and (2) the compliance by the company with legal and regulatory requirements.  Management is responsible for the preparation and integrity of our financial statements.

          The Audit Committee reviewed our audited financial statements for the year ended December 31, 2002 and members of the Committee met with both management and our external auditors to discuss those financial statements. Management and the external auditors have represented to the Audit Committee that the financial statements were prepared in accordance with the generally accepted accounting principles.

          The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

          The Israeli Companies Law provides that public companies must appoint an audit committee composed of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law.  Under the Israeli Companies Law, an audit committee must consist of at least three members and include all of the company’s outside directors.  However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or an action or a transaction in which the controlling shareholder or the office holder have a personal interest in, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

          The Israeli Companies Law requires the board of directors of a Public Company to appoint an internal auditor. The internal auditor shall be appointed by the proposal of the audit committee. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor.  In addition, the Israeli Companies Law requires that any of the following persons wouldn’t serve as the internal auditor: an office holder or a shareholder that hold at least 5% of the company’s capital or of the rights to vote or have at least the ability to appoint at least one director of the company or the ability to appoint the general manager, and any relative of the office holder and the shareholder, or the auditor of the company and any person on behalf of him. Moreover, the internal auditor can’t have any other position, not with the company, that might be in conflict of interests with his position as internal auditor of the company.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Mr. Yitzhak Mishar has served as our internal auditor since August 1994. Our internal auditor complies with the requirements of the Israeli Companies Law.

Employment Agreements

          On January 1997, we entered into three-year employment agreements with Messrs Aravot, Kra-Oz and Schliefer.  The agreements provide for a base salary and a package of benefits including an annual bonus. In 2000, we renewed the agreements for additional three-year periods with the approval of our Board of Directors, the audit committee and the General Meeting of the Shareholders.  In 2001 the employment agreements were amended to reflect that the salaries of Messrs. Aravot, Kra-Oz and Schliefer were reduced by approximately 15%. The reduction was expired at the end of 2002, and renewed by Messrs. Aravot, Kra-Oz and Schleifer for an additional 12 months beginning January 2003.

D.    Employees

          As of January 1, 2003, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 125 people.  Of these employees, 30 were engaged in production, operations and technical support, 30 in research and development, 6 in training, 26 in sales and marketing, 12 in technical writing and 21 in management and general administration.  Of such employees, 25 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd.   As of January 1, 2003, Intelitek Inc. employed 45people.

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

          In 2002, our Educational Sector continued to implement and execute a cost cutting plan that was initiated in the last quarter of 2001. The plan covered all the entities in the sector, including our US subsidiary and Computras. The plan was implemented in full in accordance with the work plan for 2002.

          Israeli employees and employers are required to pay predetermined sums to the National Insurance Institution, which is similar to the United States Social Security Administration.  The aggregate payments in 2002 amounted to approximately 14.8% of wages, with the employee contributing 9% of his wages and the employer the remainder.

          Three of our directors are employed full-time by us.

E.   Share Ownership

          The following table sets forth certain information as of June 17, 2003 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)

Rafael Aravot	878,042	7.8%
Noam Kra-Oz (3)	706,478	6.3%
Haim Schleifer	701,412	6.3%
Moshe Turner	7,000	*
Joseph Biran	—		—
Hanan Eibushitz	—		—
Ophra Levy-Mildworth	—		—
Menachem Zenziper	1,231,960	10.9%
Gideon Missulawin	702,362	6.3%
Arie Kraus (3)	721,177	6.4%
Alex Tal	—		—
Amiram Dagan	—		—
Tami Gotlieb	—		—

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

(2)

The percentages shown are based on 11,237,352 outstanding ordinary shares (including 494,321 shares held in treasury) and include 16,200 ordinary shares issuable upon the exercise of currently exercisable options granted under our 1996 stock option plan, at an exercise price of US$0.5 per share.

(3)	Mr. Kraus and Mr. Kra-Oz are brothers and together hold 3,273 shares.

2003 Stock Option Plan

Options to Purchase Securities from Registrant or Subsidiaries

          Our 2003 Stock Option Plan consists of three separate sub-plans, a stock option plan for directors, a stock option plan for employees and a stock option plan for non-Israeli employees.

          On March 13, 2003, we issued 1,270,000 options to a trustee on behalf of our directors and our employees and our subsidiaries’ employees, pursuant to our 2003 Stock Option Plan. Each option confers the right to purchase one ordinary share upon cash payment of the exercise price.

          The options will be exercisable for 10 years and will be subject to the lock-up provisions under Section 102 of the Israeli Income Tax Ordinance (the capital-tax lane). The calculation of the number of options that may be exercised at each date will be made on a cumulative basis, provided that the number of options exercised shall not exceed the number that the holder is entitled to exercise at such date.  The options will expire on December 31, 2012.

          The right of an option holder to exercise options is contingent on his or her continuing to be our director or our employee or an employee of a subsidiary at the exercise date.  If the option holder ceases to be an employee or a director at any exercise date, the grantee may not exercise the options which are exercisable at such time and the right granted to the option holder with regard to such exercisable options and any options which will become exercisable in the future, will expire.

          Notwithstanding the foregoing, should an option holder cease to be an employee as a result of death, dismissal or resignation because of poor health, the holder or the holder’s legal heirs, as the case may be, may, for a period of six months following the termination of employment, exercise any unexercised vested outstanding options on the date the holder ceased to be an employee, provided, however, that such exercise may not occur after the expiration date of the options.

          In the event that the right of the option holder to exercise options issued on the grantee’s behalf expire, these options will revert to the trustee.  We may notify the trustee to transfer such options or portion thereof, to an employee of ours or a subsidiary under our control at that time.

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

          Notwithstanding the foregoing, should an option holder cease to be an employee as a result of death, dismissal or resignation because of poor health, the holder or the holder’s legal heirs, as the case may be, may, for a period of six months following the termination of employment, exercise any unexercised vested outstanding options on the date the holder ceased to be an employee, provided, however, that such exercise may not occur after the expiration date of the options.

          In the event that the right of the option holder to exercise options issued on the grantee’s behalf expire, these options will revert to the trustee.  We may notify the trustee to transfer such options or portion thereof, to an employee of ours or a subsidiary under our control at that time and provided that the said employee is not an interested party and will not become an interested party following this issuance, as the term “interested party” is defined in the Israeli Securities Regulations (Issue of Securities in a Registered Company which are not Issued to the Public) 1992 and in paragraph 5 of the Tel Aviv Stock Exchange regulations relating to the registration of securities for trade.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

              The following table sets forth certain information, as of June 17, 2003, the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

Name(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of Outstanding Ordinary Shares (3)

Menachem Zenziper	1,231,960	10.9%
David Israel Rosen	900,200	8.0%
Rafael Aravot	878,042	7.8%
Arie Kraus (4)	721,177	6.4%
Gideon Missulawin	702,362	6.3%
Noam Kra-Oz (4)	706,478	6.3%
Haim Schleifer	701,412	6.3%

(1)	The addresses of Messrs. Zenziper, Missulawin, Kra-Oz, Schleifer, Aravot and Kraus are c/o RoboGroup T.E.K. Ltd. 13 Hamelacha Street, Afeq Industrial Park, Rosh Ha’Ayin 48091, Israel.

(2)

Calculated pursuant to Rule 13d-3 promulgated under the Exchange Act. Accordingly, with respect to certain beneficial owners, the number of shares gives effect to the deemed exercise of such owner’s options (which are currently exercisable or will first become exercisable within 60 days of the date of this table).  Except as otherwise disclosed in the footnotes below, the shares listed in this column for a person named in this table are directly held by such person, with sole voting and dispositive powers.

(3)

The percentages shown are based on 11,237,352 outstanding ordinary shares (including 494,321 shares held in treasury) and includes 16,200 ordinary shares issuable upon the exercise of currently exercisable options granted under our stock option plan, at an exercise price of $0.50 per share.

(4)	Mr. Kraus and Mr. Kra-Oz are brothers and hold together 3,273 shares.

              At June 12, 2003, there were 72 holders of record and approximately 2,017 beneficial holders of our ordinary shares, of which 54 record holders holding approximately 75% of our ordinary shares had registered addresses in the United States.

B.      Related Party Transactions

              The Israeli Companies Law requires that the terms of compensation to directors be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. On February 7, 2002, our audit committee approved, subject to shareholder approval, the payment of a bonus in the amount of $50,000 to Mr. Noam Kra-Oz our director and officer.  On October 10, 2002 our audit committee approved, subject to shareholder approval, the payment of a bonus in the amount of $30,000 to Mr. Haim Schleifer our director and officer.  Our board of directors approved these decisions on November 11, 2002. These bonuses were granted to Messrs. Schleifer and Kra-Oz for their contributions to the success of the e-learning project, which they manage. On December 17, 2002, the payment of bonuses to Messrs. Schleifer and Kra-Oz. was approved at the Annual General Meeting

              The Israeli Companies Law requires that indemnification and release of directors and officers, as that term is defined in Section 268 of the Companies Law, be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. On November 11, 2002, our board of directors resolved, following the approval of our audit committee, to approve the execution of indemnification and release agreements to our directors and officers. All the members of the our board of directors, Rafael Aravot,  Noam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan had a personal interest in the transaction, as each of them is a recipient of the indemnification and the release.  Some of our directors, Rafael Aravot, Noam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper and Arie Kraus are also Substantial Shareholders in our company as that term is defined in Section 1 of the Companies Law.  On December 17, 2002 the annual general meeting approved indemnification and release of our officers and directors by the majority required under the Companies Law.

              The Israeli Companies Law requires that private offer of securities to Substantial Shareholders of a company whose ownership interest in the company will increase following the special private offer, be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. On November 11, 2002, our board of directors, following the approval of our audit committee, approved a stock option plan for our directors, employees and the employees of our subsidiaries. Under the stock option plan all of our directors, as a group, are to be allotted 570,000 options. On December 17, 2002 the Annual General Meeting approved the option plan and the allotment to the directors.

              We pay the tax liability incurred under the risk insurance policies purchased by us on behalf of four three employee-directors. In 2002 we paid approximately NIS 78,000 ($16,400) for such policies.

C.      Interests of Experts and Counsel

              Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

              See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

              See Note 22b of our Financial Statements.

Legal Proceedings

              In 2002, a claim was filled against us at the Labor Court in Tel Aviv by a subcontractor of a former related company for payment of approximately NIS 320,000, that is allegedly owed to the plaintiff.

              In 2002, a claim was filed against one of our subsidiaries in the Magistrates Court in Kfar-Saba by a former supplier for payment of NIS 257,000 which the plaintiff claims the subsidiary owes him. On June 2003 we settled this law suit for NIS 60,000 ($ 12,700). The settlement was approved by the Court.

Dividend Distribution

              We have never paid cash dividends to our shareholders.  We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.  Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

              According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts.  Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years.  In the event cash dividends are declared, such dividends will be paid in NIS.

B.      Significant Changes

              No significant change has occurred since the date of the annual consolidated financial statements included in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.      Offer and Listing Details

Yearly Stock Information

            The following table sets forth for the five most recent full financial years the annual high and low market prices in U.S. dollars of the ordinary shares in both markets.  The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2002	$1.530	$0.470	$1.548	$0.730
2001	2.938	0.900	2.635	0.878
2000	22.750	1.313	18.280	1.410
1999	1.688	0.313	0.841	0.393
1998	0.750	0.250	0.729	0.448

Quarterly Stock Information

            The following table sets forth for the two-year period ended December 31, 2002, the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each full financial quarter.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2002
First Quarter	$1.530	$1.100	$1.548	$1.098
Second Quarter	1.340	0.750	1.281	0.811
Third Quarter	1.099	0.510	0.930	0.730
Fourth Quarter	1.240	0.470	1.157	0.743

2001
First Quarter	$2.938	$1.125	$2.63	$1.36
Second Quarter	2.570	1.062	2.01	1.17
Third Quarter	1.500	0.900	1.49	0.87
Fourth Quarter	1.200	0.900	1.22	0.99

Monthly Stock Information

          The following table sets forth for the most recent six months ended December 31, 2002 the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each month.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

July	$1.000	$0.510	$0.984	$0.730
August	1.099	0.610	0.961	0.802
September	0.940	0.650	0.930	0.753
October	0.840	0.650	0.834	0.743
November	1.210	0.770	1.154	0.804
December	1.240	0.470	1.157	0.747

B.        Plan of Distribution

                Not applicable.

C.      Markets

                Our ordinary shares trade on the Nasdaq SmallCap Market and on the Tel Aviv Stock Exchange under the symbol ROBO.

D.      Selling Shareholders

                Not applicable.

E.        Dilution

                Not applicable.

F.      Expense of the Issue

                Not applicable

ITEM 10.          ADDITIONAL INFORMATION

A.       Share Capital

               Not applicable.

B.       Memorandum and Articles of Association

Purposes and Objects of the Company

              We are a public company registered under the Israel Companies Law as RoboGroup T.E.K. Ltd., registration number 52-003498-4.  We changed our name from Eshed Robetec (1982) Ltd. to RoboGroup T.E.K. Ltd. on May 15, 2001.  Our objects and purposes, as provided by Article 2 of our articles of association, are to carry on any lawful activity.

The Powers of the Directors

              Under the provisions of the Israel Companies Law, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which the director is interested, except in a meeting to approve a transaction with him or her or with another entity that the director has an interest, that do not fall under the definition of extraordinary transaction according to the Law. In addition, our directors cannot vote for compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See “Item 6B. Directors, Senior Management and Employees – Compensation.”  If the majority of the board or of the audit committee has an interest in the proposal arrangement, the directors may participate in the meeting, and in addition to any procedure of approval the arrangement would approve by shareholders.

              The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

              Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own our shares in order to qualify to serve as directors.

Rights Attached to Shares

              Our authorized share capital is 12,500,000 New Shekels, divided into 25,000,000 ordinary shares of NIS 0.5 par value each, of which 11,237,352 shares were issued.  Of the shares that were issued, 10,743,031 shares were fully paid, and 494,321 shares are still held by us.

              Ordinary Shares.  The rights attached to the shares are as follows:

              Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The shares grant their owners equal rights to participate in the distribution of dividends, whether in cash or in kind, in the distribution of assets or in any other distribution, according to the ratio of the amounts of capital that were paid or that were credited as paid to the par value of the shares held by them.  In accordance with the provisions of the Israeli Companies Law the declaration of a dividend requires approval by the board of directors. See “Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution.”

              Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Each of the shares will entitled its holder to present at a meeting and participate in a vote by himself or by proxy or by means of written ballot and to one vote – both at votes by show of hands and at vote by polling.

              The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or represented by proxy or by written ballot who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capita, within a half hour from the time set for opening the meeting.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy or by mean of written ballot.

              A resolution at a general meeting (unless determined otherwise by the Law) will be considered as if it were lawfully passed, if it will receive an ordinary majority of the votes of the shareholders present and participating in the vote by themselves, by means of proxy or by means of written ballot, and who are authorized to vote. In the total number of votes abstentions will not be taken into account.

              Rights to share in the company’s profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.  See “Item 10B. Rights Attached to Shares – Dividend Rights.”

              Rights to share in surplus in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our shares, of any type, will have equal rights with respect to everything relating to the return of capital and participation in the distribution of our remaining assets in the event of liquidation, according to the ratio of the amounts of capital that were paid or that were credited as paid to their par value.

              Redeemable securities.  Pursuant to our articles we are authorized to issue redeemable securities and to redeem them, on conditions and at such times as will be determined by the board of directors with respect to every such issuance.

              Liability to capital calls by the company.  Under our Articles of Association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

              Limitations on any existing or prospective major shareholder.  See Item 6A. “Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

              Right to information. Pursuant to the Companies Law the shareholders have the right to inspect protocol of the general meeting, shareholders registration, documents in the company’s possession relate to an act or transaction with related party that required the general meeting approval, by-laws, financial report and any document which the company must submit under the law and which is available to public inspection.

              Inspection of company documents. A shareholder may demand from us, stating the purpose of the demand, to inspect any document in the company’s possession relates to an act or transaction with related party that required the general meeting approval.

              Rights against deprivation of shareholder’s rights. If any of our affairs were managed in deprivation of shareholders’ rights or if there is substantive suspicion that they will be so managed, then the court may – on application of a shareholder – decree an order to remove the deprivation of rights or to prevent it.

Changing Rights Attached to Shares

              According to our articles of association, in order to change the rights attached to any class of shares, such change must be adopted by a general meeting with an ordinary majority of shareholders present and participating in the vote at the general meeting, by themselves, by proxy or by means of a written ballot, and who are authorized to vote.  In the total number of votes abstentions will not be taken into account.

Annual and Extraordinary Meetings

              The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting.  Notice of at least twenty-one days prior to the date of the meeting is required and the meeting will be held not later than seventy-five days from the date the notice of the meeting was published.  An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of our voting rights or one or more shareholders holding in the aggregate at least 5% of our voting rights.   The board of directors will convene the meeting within twenty one days from the demand of the directors or of the shareholders.  An extraordinary meeting must be held not more than seventy-five days from the publication date of the announcement of the meeting and at-least twenty-one days before the publication date.  See “Item 10B.  Rights Attached to Shares-Voting Rights.” The notice for shareholders will include the agenda, the proposed resolutions and the procedure to vote by means of written ballot.

Limitations on the Rights to Own Securities in Our Company

              Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

              The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder.  See also “Item 3D – Risk Factors – Risk Factors related to our ordinary shares – Anti-takeover provisions could negatively impact our shareholders”, and “Item 6A.  Directors, Senior Management And Employees – Directors And Senior Management – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders Ownership

              The Israeli Securities Law and the Regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in our case, report the share ownership of its Interested Parties as well as any change in the shares ownership of Interested Parties.  An Interested Party is defined in the Israeli Securities Law as any one of the following:  (i) a person holding 5% or more of the company’s issued capital stock or voting power, or who is entitled to appoint one or more of the company’s directors or its general manager; or (ii) any person acting as a director or general manager of the company; or (iii) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors; or (iv) a subsidiary of the company.

Changes in Our Capital

             Changes in our registered capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of the votes of shareholders participating and voting in the general meeting.

C.      Material Contracts

             None.

D.    Exchange Controls

            Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

            Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E.     Taxation

General Corporate Tax Structure

            Israeli companies are usually subject to “Company Tax” at the rate of 36% of taxable income.

Taxation Under Inflationary Conditions

            The Income Tax Law (Inflationary Adjustments), 1985, (“the Inflationary Adjustments Law”), represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.

            Under the Inflationary Adjustments Law there is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

              Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

Capital Gains Tax

              Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale or, at the election of non-residents, the increase in the exchange rate of the NIS against the U.S. dollar. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1994, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.  The inflationary surplus accumulated prior to December 31, 1994 is subject to 10% tax.  At present, capital gains arising from sales of traded securities such as our ordinary shares by individuals are exempt from Israeli capital gains tax.

              Pursuant to the Convention Between the government of the United States of America and the government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions.  A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  In addition, a Treaty U.S. Resident, who is present in Israel for at least 183 days in a given year, will be subject to Israeli capital gains tax.  At the present these orders are not applicable, since capital gains arising from sales of traded securities by individuals are exempt from Israeli capital gains tax.  The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents

              Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.

Tax Benefits and Government Support for Research and Development

              Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.    Expenditures not so approved are deductible over a three-year period.

Recent Tax Reform

              On July 24, 2002, Amendment 132 to the Israeli Tax Ordinance (the”Amendment”) was approved by the Israeli parliament and come into effect on January 1, 2003. The principal objectives of the amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees income.

              The material consequences of the amendment applicable to our company include, among other things, imposing a tax upon all income of Israeli residents, individual s and corporations, regardless of the territorial source of the income and certain modifications in the qualified taxation tracks of employee stock options.

United States Federal Income Tax Consequences

              The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	investors that actually or constructively own 10 percent or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

              This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

              You are urged to consult your tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in ordinary shares.

              For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

•	a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

              The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see “New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See “Dispositions of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

              Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

              Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see “-New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below).  Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes.   Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years.  Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

              If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

              In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

              An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”).  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

              Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008.  Dividends received with respect to ordinary shares should qualify for the 15% percent rate.  The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002.  The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction.  U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

              For U.S. Federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (1) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

              Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

          If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark-to-market” your ordinary shares, as described below,

•

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	gain recognized upon the disposition of ordinary shares would be taxable as ordinary income and

•	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

              If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you.  You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

              Alternatively, if you elect to “mark-to-market” your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

              Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals, under current law, is 28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

              Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

              Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

              An individual U.S. holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.      Dividend and Paying Agents

             Not applicable.

G.     Statement by Experts

             Not applicable.

H.     Documents On Display

             We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

              As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm and we intend to file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

              This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website http://www.robo-group.com. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 0-19435.

              The documents concerning us which are referred to in this annual report may also be inspected at our offices located at 13 Hamelacha Street, Afeq Industrial Park, Rosh Ha'Ayin, 48091 Israel.

I.       Subsidiary Information

             Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Currency Risks

              The majority of our products are exported, and as a result, the bulk of our income is in foreign currency. As a result of the nature of our operations, we are subjected to risks from changes in the exchange rates of foreign currencies (mainly U.S. dollars and Japanese YEN).  We take and consider the following measures in order to limit our exposure:

•	Daily monitoring of changes in the exchange rates of the various currencies as well as factors which are bound to influence such currencies.

•	Evaluate our monthly position with respect to the general exposure of changes in the various currencies.

•	Established foreign currency linked loans for the financing of our building.

•	Hedging against the risks of foreign currencies including entering into forward contracts utilizing Israeli banks.

              Notwithstanding these precautions, we cannot provide for full protection against the risk of foreign currencies and we are exposed to exchange rate changes between the foreign currencies themselves and between the foreign currencies and the Israeli Shekel.

              As of December 31, 2002, we and our consolidated subsidiaries had no outstanding hedging transactions.

Interest and Index Risks

              Although the majority of our income is in foreign currency, we do not enter into specific hedging contracts against the exposure due to changes of interest and index rates.  However, we are accustomed to investing a portion of our monetary balances in accordance with our periodic evaluations with respect to expectations in the areas of interest and index.

Securities

              In 2002, we reduced our investments in securities. As of December 31, 2002, the balance of our securities portfolio was of immaterial value. In the event we will decide to increase our investment in securities in the future, we will be exposed to fluctuations in the prices of securities in our investment portfolio.

The Responsible Officer

              Our Financial Officer is responsible for managing our market risks.

Supervision and Application of Policy

              Our management will undertake to constantly review the extent of our exposure to market risks and thereafter decide, if necessary, to modify our risk management policy and adopt protective measures.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

              Not Applicable

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

              None

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.         CONTROLS AND PROCEDURES

              Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Rafael Aravot and Chief Financial Officer Hanan Eibushitz, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed  and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was  required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

              There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation.  Therefore, no corrective actions were taken.

ITEM 16.          Reserved

PART III

ITEM 17.          FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 18.          FINANCIAL STATEMENTS

              Not applicable.

ITEM 19.          EXHIBITS

            Index to Exhibits

Exhibit	Description

3.1*	Memorandum of Association of the Registrant

3.2***	Articles of Association of the Registrant

4.1***	Specimen of Ordinary Share Certificate

10.1***	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries, LLC and the Registrant

10.2**	1996 Employee Stock Option Plan

10.3	2003 Stock Option Plan for Israeli Employees

10.4	2003 Stock Option Plan for Directors

10.5	2003 Stock Option Plan for Non Israeli Employees

21	List of Subsidiaries of the Registrant

99.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOGROUP T.E.K. LIMITED

BY:	/s/ Rafael Aravot

Rafael Aravot, Chairman of the Board and
Chief Executive Officer

BY:	/s/ Haim Schleifer

Haim Schleifer, Director

Date: June ___, 2003

RoboGroup T.E.K. Ltd.

Index to the Financial Statements for the year Ended December 31, 2002

RoboGroup T.E.K. Ltd.

Financial Statements December
31, 2002

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Directors’ Report for the Year ended December 31, 2002

We are pleased to present the Directors’ Report on the financial condition of the Company for the year ended December 31, 2002.

RoboGroup T.E.K. Limited and its Business Environment

RoboGroup T.E.K. Limited, its subsidiaries and related companies
RoboGroup T.E.K. Limited (“RoboGroup”) has seven wholly owned subsidiaries:

a)	Intelitek Inc., (“Intelitek”), a company incorporated in Delaware, USA (formerly Eshed Robotec Inc.), is mainly engaged in the development, manufacture, marketing, sales, technical support and maintenance of CNC products, a product line that was purchased from Davenport Industries LLC, and markets them under the name of Light Machines. Intelitek is also engaged in the marketing, sales, technical support and maintenance of RoboGroup’s products in North America.

b)	Robotec Technologies Ltd. (“RTL”), a company incorporated in Israel, is engaged in the marketing, distribution, installation and maintenance of RoboGroup’s products and other companies’ products for the scientific and technological training market in Israel.

c)	Computras Computerized Training Systems Ltd. (“Computras”), a company incorporated in Israel, is engaged in the development, production and marketing of educational software and training software.

d)	Computras Marketing Training Systems (1988) Ltd., a company incorporated in Israel, is engaged in the marketing of educational software for training purposes.

e)	Eshed Robotec B.V., a company incorporated in the Netherlands, is engaged in making investments in new fields of activity.

f)	Robotec Industries Ltd., a company incorporated in Israel in 1993, is currently inactive.

g)	Sim-Lev Ltd., a company incorporated in Israel, is engaged in the development of simulation software for PLC controllers.

In addition, RoboGroup owns 50% of the share capital of Yaskawa Eshed Technology Ltd. (“YET”), a company incorporated in Israel and jointly owned, by RoboGroup and the Japanese company Yaskawa Electric Corporation (“YEC”). YET develops and manufactures motion control products for the industrial market, which are mainly marketed by YEC, and also sells development services to YEC in that field.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

RoboGroup further holds an 82% interest in MemCall LLC, MemCall Inc. and MemCall Ltd. (collectively “MemCall”), through its Netherlands subsidiary, Eshed Robotec B.V. The Memcall companies were incorporated in 2001 in the U.S. and in Israel, respectively.

RoboGroup and its subsidiaries will be referred to in this Directors’ Report as the “Company”.

The Company and Its Business Environment

The Company operates through three business sectors. One sector focuses on the traditional business activities of the Company — the education field. This sector includes the Company’s research and development sections, the operations section, the marketing and sales of the Company’s products as well as products manufactured by third parties to the training and education markets around the world and in Israel. The second sector includes the subsidiary YET, which is engaged in the development and manufacture of motion control products for the industrial market. The third sector comprises the startup company MemCall, which is developing new technology designed to shorten the length of time required to locate and retrieve information in computers and communications networks.

The Education Sector

In 2002, the Education Sector continued to implement and execute a cost cutting plan that was initated in the last quarter of 2001. The plan covered all the entities in the sector, including our U.S. subsidiary and Computras. The plan was implemented in full in accordance with the work plan for 2002.

In April 2002, RoboGroup entered into an agreement to supply training systems for advanced production technologies to a vocational school network in South America, in an amount of approximately US$ 2 million. This transaction was the follow-on to an earlier transaction of RoboGroup which was completed several years ago, within which systems were supplied to 18 schools in the network. The delivery of the systems was completed in the third quarter of 2002.

In the third quarter of 2002, our e-learning activities were added to the Education Sector. In December 2001, the Company signed an agreement to provide an e-learning training system in consideration of over US$ 4 million. The e-learning system that is being developed under this agreement includes content packages relating to the Company’s principal field of expertise in the development and production of technology training systems. The project is expected to be completed in the first half of 2003. The first delivery in the project was made in the third quarter of 2002, and the Company started recognizing revenues from this project. An additional delivery was made in the fourth quarter of 2002. The Company believes that the successful completion of the project may provide the foundation for a product line in the e-learning field.

In December 2002, Robogroup signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an interactive distance learning product via satellite or broadband communications). Pursuant to the agreement, the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product. The Company regards this transaction as an additional step in the expansion of its activities in the growing field of distance learning and e-learning. The Company believes that the combination between the acquired product and the products developed by the Company will provide its customers with unique solutions for distance learning.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In the first quarter of 2003, the Company signed several contracts with customers with regard to the TrainNet product.

Computras

In 2002, Computras was integrated into the operations of the Education Sector, and has undergone extensive cutbacks for the purpose of adjusting to the Israeli business environment, as an integrator of learnware in educational institutions and as the training franchisee for the “Computer for Every Child” project.

YET

In 2002, YET delivered approximately US$ 4.2 million of products and services to YEC. The working plan approved by the Board of Directors of YET for 2002 forecasted a pre-tax profit of approximately US$ 1.75 million. YET’s pre-tax profits for the year 2002 amounted to approximately US$ 1.6 million (approximately NIS 7.4 million).

In mid 2001, the shareholders of YET reached an agreement whereby YET would start to develop new independent marketing channels for the sale of its products and develop products that will be sold under the YET brand name. In 2002 the basic development of the XtraDrive (Advanced Server Driver) was completed and YET continued with the advanced stages of the development of the XtraDrive, which will be sold under the YET brand name.

In 2002, YET also initiated marketing activities with the cooperation of YEC in Europe and the U.S. in order to establish a presence in these markets and entered into negotiations with a European company and U.S. companies in regard to private label agreements. In addition, YET continued to market YEC’s products in Israel during 2002.

Since YEC’s marketing system in Europe is undergoing fundamental changes, the progress of the building of a marketing system that is related to YEC has been delayed. In early 2003, YET began looking for independent distributors to market its products in Europe.

In early 2003, it was made clear to YET that YEC would not distribute YET products in the U.S., and that YET will have to establish an independent marketing network there. Action on this matter has been started.

In 2002, YET made preliminary sales (in immaterial amounts) of the XtraDrive product to several clients in Europe and in the U.S., as well as preliminary sales (also in immaterial amounts) of the YEC product line in Israel.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In May 2000, RoboGroup entered into a service agreement with YET under which YET pays RoboGroup for services and management fees. The sum of the payment is determined annually by mutual consent. In January 2002 a service agreement was signed between RoboGroup and YET for 2002, under which YET paid RoboGroup approximately NIS 1.2 million for services and management fees. In January 2003 a service agreement was signed between RoboGroup and YET for 2003, under which YET will pay RoboGroup approximately NIS 0.9 million for services and management fees.

MemCall

MemCall is engaged in the development of a new search technology which, would potentially reduce the time for locating and retrieving data in computers and communications networks. The result of the new technology is expected to be a development of electronic semiconductor chips.

In 2002, MemCall continued its efforts to raise capital from outside sources. The depressed condition of the global networking market has significantly reduced MemCall’s market potential. In addition, the condition of the capital markets is still bad, and MemCall’s management is therefore unable to estimate whether, when or under what conditions it will be able to raise capital for its operations.

In early 2001, RoboGroup’s Board of Directors determined two milestones for completing an investment of US$ 2.5 million in MemCall. In November 2001, RoboGroup’s Board of Directors acknowledged that MemCall met the two milestones.

In May 2002, RoboGroup’s Board of Directors approved an additional US$ 1 million investment in MemCall, subject to several milestones being met by the end of 2002. In January 2003, RoboGroup’s Board of Directors approved an additional investment of US$ 0.75 million, while examining the investment during the course of the period in accordance with MemCall’s progress toward the milestones that were determined. The additional financing pursuant to these two resolutions will be provided in accordance with MemCall’s letter of undertaking which provides, among other things, that the sum of the investment will be either repaid by MemCall on specified dates or, alternatively, converted into additional share capital in MemCall at RoboGroup’s discretion.

Accordingly, RoboGroup’s investment in MemCall is expected to total approximately US$ 4.25 million, of which US$ 2 million was invested in the form of share capital, and the balance in the form of a US$ 2.25 million convertible loan.

RoboGroup’s investment in MemCall in 2002 amounted to the total sum of approximately NIS 7.6 million (US$ 1.6 million) net, after deduction of the Chief Scientist’s contribution, as specified below. RoboGroup’s aggregate investment in MemCall, as of December 31, 2002, amounted to approximately US$ 3.3 million. All of the investments in MemCall are recorded by the Company as current expenses in the quarter in which they were made (with regard to R&D expenses, see Note 5 to the financial statements).

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In addition to the above-mentioned resolution regarding the enlargement of the investment, RoboGroup’s Board of Directors passed the following resolutions in January 2003 regarding the continued operation of MemCall: (a) To transfer MemCall’s headquarters to the State of California in the U.S.A. where, to the Company’s best knowledge, the largest concentration of MemCall’s target markets is located; (b) To change MemCall’s business model, while emphasizing strategic alliances with leading manufacturers/marketers in the global silicon market; (c) To appoint Mr. Bill Eichen, a California resident, as CEO and a director of MemCall; Who will also be the director of Memcall; and (d) To implement a reorganization plan, which includes staff reductions. In addition, MemCall will continue to develop its technology and intellectual assets.

MemCall’s retiring CEO, Mr. Alon Shacham, will continue to contribute to the company as an outside consultant. In addition, Mr. Amnon Yacoby was appointed as Chairman of MemCall’s Board of Directors succeeding Mr. Rafael Aravot.

In the third quarter of 2002, MemCall received the approval of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “Chief Scientist”) for a grant in the total sum of approximately NIS 4.6 million, which constitutes 50% of a total budget of approximately NIS 9.2 million which was approved for MemCall by the Chief Scientist pursuant to a development plan that was submitted by the company under the R&D Law. The approved budget is for the period January-December 2002. MemCall has asked for, and received, the Chief Scientist’s approval to extend the period of this budget until the end of March 2003, the total sum amounted to NIS 8 million while NIS 4 million or 50% out of the budget were given as grant. Until the date of this report, MemCall received the total sum of NIS 3.6 million.

In the third quarter of 2002, MemCall received a preliminary quantity of test chips from an outside contractor who manufactured the chips for the company . The test chip is a piece of silicon (a chip), designed to test basic functions in the planning of MemCall’s first planned product (GSP1), and is not a product in itself. The examination process of the test chips that were received revealed significant problems with the outside manufacturer’s production process. The result of these problems was that only a certain percentage of the functions which should have been tested, were actually tested by MemCall. MemCall intends to develop other manufacturing partnerships as the program develops.

RoboGroup’s Building

The space in RoboGroup’s building in Rosh Ha’Ayin that is not occupied by the Company is leased to three outside tenants. In 2002, the Company recorded a total of approximately US$ 600 thousand in rental payments from these tenants.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Active Markets

The Education Sector

The majority of the products developed and manufactured by the Company are for export. The Company markets such products through a network of dozens of sub-agents throughout the world (The agent for the U.S. and Canada is a subsidiary).

The Company markets its products and complementary products to the technological and scientific educational market in Israel though its subsidiaries RTL and Computras.

The Company’s e-learning products are marketed both to the educational sector, such as education ministries, school networks and universities, and the private sector, such as companies and organizations that need to perform internal employee training.

YET

Until the middle of 2001, YET only operated in the Japanese market, selling its products exclusively through YEC. Following a resolution passed by YET’s Board of Directors in the middle of 2001 to open its markets to additional external customers, YET recruited a manager of marketing and business development to develop the marketing channels in the U.S., a manager of marketing and business development to develop the marketing channels in Europe and the Far East, and a sales and marketing officer for developing marketing channels in Israel.

In 2002, YET initiated marketing activities with the cooperation of YEC in Europe and the U.S. in order to penetrate these markets with a product developed by the Company. In addition, YET continued marketing YEC products in Israel. YET is seeking independent distributors to market its products in Europe and has begun to establish an independent marketing network in the U.S.

Customers and Risk Factors

The Education Sector

The main market for the Education Sector’s products is educational institutions and research and development institutes, which purchase the products for educational purposes. The budgets of such institutions are influenced by decisions of external administrative bodies (government education authorities, local educational departments, etc.).

RoboGroup T.E.K. Limited

Directors’ Report for 2002

In addition, the products developed by the Education Sector are directed at a narrow section of the educational market, i.e., the market for science and technology education.

The Education Sector operates in the hi-tech industry, which is characterized by technological innovation. In order to maintain the Company’s position in this field, it must invest resources in upgrading existing products and developing new products, with the risk that other manufacturers, some of which have greater resources than the Company, will preempt the Company in the development of competitive systems.

Approximately 12% of the Education Sector’s total sales in 2002 were to a large number of clients in the Israeli market, including municipal authorities and educational institutions, which are mostly funded by the Israeli Ministry of Education. Consequently, the scope and structure of the portion of the Israeli Ministry of Education budget that is devoted to the purchase of science and technology equipment in the Israeli market has a large effect on the Education Sector’s sales in Israel.

YET

So long as the only or major customer of YET products is YEC, which holds 50% of YET’s shares, this is a risk for YET. With the opening of new global marketing channels for YET’s products, the aforesaid risk to YET’s activity is expected to diminish.

Competition

The Education Sector

Competition in the Israeli market. To the best of the Company’s knowledge, one other Israeli company competes with the Company with respect to certain of its independently-manufactured product lines.

Competition worldwide. The Company has competitors in all the markets in which it exports its products. The Company’s competitors are local manufacturers, although certain manufacturers who compete with the Company operate worldwide, some of which have greater financial resources than the Company.

The Company’s ability to compete successfully is dependent on the quality and pricing of its products in comparison with those of its competitors, as well as the resources that are available to the Company for investment in development and marketing.

YET

Significant competition exists both in Israel and worldwide for the motion control products developed by YET from large competitors such as Siemens, Mitsubishi, Rockwell and others.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Suppliers

Products manufactured by the Company are adjusted to components made by various manufacturers (for example, motors, transmissions, electronic components, etc.). Should the prices of these components to which the Company’s products have been adjusted increase significantly, or for some reason should the Company be unable to purchase them and be forced to effect changes in its systems to adjust them to new components, the Company believes this adjustment will not involve significant development costs.

YET is dependent on YEC as a supplier of components for its XtraDrive product.

Exposure to and Management of Market Risks

a.	Currency Risks

The majority of the Company’s products are exported, and as a result, the bulk of the Company’s income is received in foreign currency. As a result of the nature of the Company’s operations, the Company is subject to risks from changes in the exchange rates of foreign currencies (mainly US$ and Japanese YEN). The Company undertakes the following precautions in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of its investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks, and the Company is exposed to exchange rate fluctuations between various foreign currencies and between the foreign currencies and the Israeli shekel.

b.	Interest and Index Risks

Although the majority of the Company’s income is in foreign currency, the Company does not enter into specific hedging contracts against the exposure due to changes of interest and index rates. However, the Company is accustomed to investing a portion of its monetary balances in accordance with its periodic evaluations with respect to expectations in the areas of interest and index.

In 2002, the Company reduced its monetary balances that are invested in securities. As of December 31, 2002, the balance of the Company’s securities portfolio was of immaterial value. In the event the Company will decide to increase its investment in securities in the future, it will be exposed to fluctuations in the prices of securities in its investment portfolio.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

c.	The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

d.	Supervision and Application of Policy

Company management and the finance committee of the Board of Directors constantly monitors the extent of the Company’s exposure to market risks, and decides accordingly if it is necessary to modify its risk management policy and, if necessary, adopt protective measures.

e. As of December 31, 2002 the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in 2002.

Donations

The Company does not have a policy with respect to donations and is not committed to make any donations in the future.

Backlog of Orders

The Company’s backlog of orders at December 31, 2002 consists of approximately NIS 20.7 million compared to approximately NIS 19.6 million as of December 31, 2001.

2.	The Financial Position of the Company

a)	The Company’s assets as of December 31, 2002 totaled approximately NIS 106.2 million, compared to approximately NIS 102.6 million at December 31, 2001.

The increase in the Company’s assets resulted from a rise in cash and cash equivalents in the total sum of approximately NIS 13.3 million, which was mostly offset against a decrease in customer balances in the sum of NIS 5.2 million, a decrease in inventories in the total sum of approximately NIS 0.6 million, and a decrease in short term investments in the total sum of approximately NIS 1.7 million.

b)	The Company’s equity was approximately NIS 50 million as of December 31, 2002, compared with approximately NIS 46.4 million as of December 31, 2001. The increase in equity derived mainly from a profit in the amount of approximately NIS 3.4 million in 2002.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

3.	Financial Results

Following are the financial results of the Company on a quarterly basis and the year ended December 31, 2002 compared with the year ended December 31, 2001, adjusted to the NIS of December 2002 (in thousands of shekels).

	1/02	2/02	3/02	4/02	2002	2001
Revenues, net	15,194	21,092	26,890	24,643	87,819	87,597

Cost of revenues	9,084	9,966	10,769	12,391	42,210	52,281

Gross profit	6,110	11,126	16,121	12,252	45,609	35,316

Operating expenses
Research and development, net	3,782	2,534	3,324	3,361	13,001	12,576
Marketing and selling expenses	3,493	3,544	3,992	3,485	14,514	16,136
General and administrative expenses	3,171	2,707	3,416	4,599	13,893	12,844

	10,446	8,785	10,732	11,445	41,408	41,556

Operating income (loss)	(4,336)	2,341	5,389	807	4,201	(6,240)

Financial income (expense), net	708	(954)	(854)	(329)	(1,429)	1,962
Other income (expense)	446	611	(172)	787	1,672	2,755

Income (loss) before taxes	(3,182)	1,998	4,363	1,265	4,444	(1,523)

Taxes on income *	(184)	(787)	(206)	106	(1,071)	(905)

Net income (loss)	(3,366)	1,211	4,157	1,371	3,373	(2,428)

(*) Restated

RoboGroup T.E.K. Limited

Directors’ Report for 2002

Profit and Loss Development

The Company’s revenues in 2002 totaled approximately NIS 87.8 million, compared with approximately NIS 87.6 million in 2001. The increase in revenues in 2002 was attributable to an increase in revenues in the education field from an e-learning project for which revenues of approximately NIS 11.3 million were recognized this year and from an increase of approximately NIS 4.5 million in revenues from development services of a proportionately consolidated company. On the other hand, the Company’s revenues from the sale of Light Machine products decreased by approximately NIS 3.5 million, and the sales of the products of a proportionately consolidated company decreased by approximately NIS 11.6 million.

The gross profit from the Company’s products and other products that are marketed by the Company was, in 2002, approximately 52% of revenues, as compared with approximately 40% in 2001. The increase in the gross profit rate resulted mainly from a different product mix and an increase in revenues from development services and royalties of a proportionately consolidated company. Operating expenses in 2002 totaled approximately NIS 41.4 million as compared with approximately NIS 41.6 million in 2001.

In 2002, research and development expenses, net, increased by approximately NIS 0.4 million, compared with 2001, mainly as a result of increased investments in the development activities of MemCall which totaled approximately NIS 6.1 million in 2002, compared with approximately NIS 5.1 million in 2001. In addition the investments in the development activities of e-learning increased in the amount of NIS 0.4 million, and the development expenses of YET increased by NIS 0.9 million. On the other hand, the investments in the development activities of the Education Sector decreased by approximately NIS 1.9 million Marketing and selling expenses in 2002 decreased by approximately NIS 1.6 million compared with 2001, mainly due to a decrease in the marketing and selling expenses of the Education Sector.

General and administrative expenses in 2002 increased by approximately NIS 1 million compared with 2001, mainly due to salary provisions for directors.

Profits from ordinary operations in 2002 totaled approximately NIS 4.4 million compared with a loss from ordinary operations that totaled approximately NIS 1.5 million in 2001.

The Company’s financing expenses, net, in 2002 totaled approximately NIS 1.4 million, compared with financing income of approximately NIS 2 million in 2001. The financing expenses derived mainly from interest and the erosion of loans in the amount of approximately NIS 2 million which were borrowed for financing the building, and differences in exchange rates which were offset mainly by charges in respect of interest in the current operation of the Company. Other income in 2002 amounted to approximately NIS 1.7 million compared with other income of approximately NIS 2.8 million in 2001. The decrease in other income in the amount of approximately NIS 1.1 million was mainly due to a decrease in net income from leasing space in RoboGroup’s building of approximately NIS 1.1 million in 2002. The Company’s net profit in 2002 was approximately NIS 3.4 million as compared with a loss of approximately NIS 2.4 million in 2001. The net income of approximately NIS 3.4 million resulted mainly from the Education Sector, in the sum of approximately NIS 7.3 million, income from the building in the sum of approximately NIS 2.1 million, and the profits of a proportionately consolidated company in the sum of approximately NIS 1.6 million, which were partly offset by investments in the development activity of MemCall in the sum of approximately NIS 7.6 million.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

4.	Liquidity

a)	The balance of the Company’s cash, cash equivalents and securities at December 31, 2002 was approximately NIS 24.8 million as compared to approximately NIS 11.5 million at December 31, 2001.

b)	Cash flows derived from current operations:

In 2002, the Company had a surplus from current operations of approximately NIS 13.6 million as compared to a deficit from current operations of approximately NIS 4.5 million in 2001.

c)	Cash flows applied to investment operations:

In 2002, the Company invested approximately NIS 2.2 million in fixed assets as compared to approximately NIS 2.8 million in 2001. Of this amount, approximately NIS 1.3 million was invested in RoboGroup’s building in 2002 as compared to approximately NIS 0.7 million in 2001.

d)	Cash flows derived from financing operations:

In 2002, the Company had a surplus in cash from financing operations in the amount of approximately NIS 0.4 million as compared to a surplus of approximately NIS 5.7 million in 2001. The surplus from financing operations in 2002 resulted mainly from a increase in long term loans.

5.	Sources of Financing

a)	The Company has positive working capital. The current ratio was 1.88 at December 31, 2002, compared with 1.31at the end of 2001. The Company’s quick ratio was 1.41 at December 31, 2002 compared with 0.95 at December 31, 2001.

b)	The Company’s shareholders’ equity of approximately NIS 50 million at December 31, 2002, accounted for approximately 47% of its total balance sheet and served the Company as a principal source of financing in comparison to shareholders’ equity of approximately NIS 46.4 million that accounted for approximately 45% of its balance sheet at December 31, 2001.

c)	The average amount of credit provided to the Company’s customers was approximately NIS 22.6 million and the average credit the Company obtained from its suppliers and service providers was approximately NIS 10 million, in 2002 as compared with approximately NIS 22.8 million and approximately NIS 13.8 million, respectively, at December 31, 2001.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

d)	The average amount of short-term credit from the bank was approximately NIS 18.4 million in 2002 as compared with approximately NIS 14.8 million at December 31, 2001.

e)	The average amount of long-term bank credit was approximately NIS 15.3 million in 2002 as compared with approximately NIS 16.4 million at December 31, 2001.

6.	Option Plans for Employees, Directors and Interested Parties

6.1.	During the period January 2002 to February 2003, RoboGroup issued 3,000 ordinary registered shares of par value NIS 0.5 each of the Company, as a result of the exercise of 3,000 stock options. RoboGroup’s stock options were allotted on February 9, 1998 to a trustee on behalf of employees of the Company and its subsidiaries, and are exercisable in consideration for a cash payment in NIS equal to US$ 0.50 per option..

As of the date of this report, 75,400 stock options remained in the hands of the employees of RoboGroup and its subsidiaries that have not yet been exercised into RoboGroup shares. At this time, 42,600 stock options remain in the hands of RoboGroup and have not yet been issued to the employees of RoboGroup or its subsidiaries.

6.2.	On March 13, 2003, 773,500 options were allotted to the trustee for directors and employees of the Company and its subsidiaries, that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option.This plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The options will be exercisable for 10 years, starting January 1, 2003, and will be subject to the lock-up provisions under Section 102 of the Israeli Income Tax Ordinance.

6.3.	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors that are exercisable in consideration of a cash payment in NIS equal to US$ 0.91 per option (the “Directors Plan”). The Directors Plan was approved by RoboGroup’s Board of Directors in November 2002 and by the general shareholders meeting of the Company on December 17, 2002. The terms governing the exercise and holding of the options in the Directors Plan are identical to the terms of the employee stock option plan, subject to the provisions of any law.

RoboGroup T.E.K. Limited

Directors’ Report for 2002

7.	Undertaking of Indemnification and realese from Liability

In November 2002, RoboGroup’s Board of Directors approved that undertakings of indemnification and realese from liability be given to RoboGroup’s directors and officers. This resolution was approved by the general shareholders meeting of the Company on December 17, 2002. According to the letters of indemnification, the Company undertook irrevocably to indemnify each and every recipient of the indemnification against any liability or expense incurred by him or her due to an act, including an omission, made by them in their capacity as officers of the Company, or as a result of an act made by them as an officer or employee of another corporation, which they assumed as a result of their being officers of the Company. The letters of indemnification are subject to the provisions of the law and of the Company’s Articles of Association. The amount of the indemnification under the letters of indemnification to all the recipients cumulatively, will not exceed an amount in NIS equal to US$ 4 million for a single event.

8.	Motion to Approve a Distribution

In November 2002, RoboGroup filed a motion with the Tel Aviv District Court to approve a distribution by way of a purchase of Company shares, pursuant to Section 303 of the Israeli Companies Law, 1999. The sum of the distribution requested to be approved was NIS 2,140 thousand. The Company’s principal creditors have consented to the distribution in principle. According to the instructions of the District Court, RoboGroup has retained an independent CPA to provide an opinion on the Company’s solvency.

9.	General Meeting of the Company’s Shareholders

An annual general meeting of RoboGroup’s shareholders was held on December 17, 2002. The General Meeting approved the reelection of RoboGroup’s directors, approved the award of a grant to two managers and directors of the Company, in the total sum of US$ 80,000, approved the Company’s stock option plans for employees and directors as mentioned above, approved the undertaking of indemnification and exemption from liability for directors and officers as mentioned above, and the appointment of the Company’s CPAs.

10.	External Factors

The changes in the world economy and the terrorist attacks in the U.S. on September 11, 2001 impacted and continue to impact the stock prices on stock exchanges throughout the world and in the U.S. in particular, and in this context also affected the stock prices of RoboGroup’s securities traded on the Tel Aviv Stock Exchange as well as on the Nasdaq Stock Market.

The continued slowdown of the world economy and the terrorist attacks in the U.S. on September 11, 2001, have affected the Company’s business in the following markets:

RoboGroup T.E.K. Limited

Directors’ Report for 2002

•	A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC ,which continues to be YET’s sole customer,suffered a significant drop in the sales of these product lines. This has also affected YET’s business.

•	A substantial slowdown was observed in the networking market, which is one of the central potential markets for MemCall products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall products and the significant decline in venture capital investments in new enterprises have had an adverse effect on MemCall.

•	In the global education market, institutional investments in education infrastructures declined as a result of thelack of economic resources for institutional entities in general and for the education institutions in particular, due to the slowdown in the world economy on the one hand and the increasing investments in security and safety markets on the other hand. The decrease in financial resources available for the products of the Education Sector has brought about a reduction of its potential sales.

•	The Israeli education market has suffered for some time from a shortage in resources for investment in infrastructures, educational software and laboratories for science and technology education. The additional cutbacks in the education budget are expected to substantially reduce the investments in these fields.

______________________ Rafael Aravot Chairman of the Board and CEO	______________________ Haim Schleifer Director and Joint General Manager

Date: March 30, 2003

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products, newly launched, currently being set or in development, the impact of constructing of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Chaikin, Cohen, Rubin & Gilboa.
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 03-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

INDEPENDENT AUDITORS’ REPORT
To the Shareholders of RoboGroup T.E.K LTD.

We have audited the accompanying balance sheets of RoboGroup T.E.K LTD. (hereinafter - the Company) as of December 31, 2002 and 2000, and the consolidated balance sheets as of the same dates and the related statements of operations, statements of changes in shareholders’ equity and statements of cash flows - for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We have not audited the financial statements of the consolidated companies whose joint assets represent approximately 29% and 24% of the total consolidated assets as of December 31, 2002 and 2000 respectively and whose joint revenues represent approximately 41%, 24%, and 38% of the total consolidated revenues for the years ended December 31, 2002, 2000 and 1999 respectively. The financial statements of those companies were audited by other independent public accountants whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of those other public accountants.

We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the other public accountants referred to above, the above mentioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2002 and 2000 and the results of operations, changes in shareholders’ equity, and cash flows - of the Company and consolidated - for each of the three years ended December 31, 2002, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to the financial statements of the Company, such accounting principles are practically identical in the said countries, save for the measurement in terms of a constant purchasing power, which became an accepted accounting practice in Israel during a period of hyperinflation and save for certain matters summarized in note 28). It is also our opinion that the above mentioned financial statements have been prepared in conformity with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in note 2, the above mentioned financial statements are presented in adjusted values adjusted to changes in the general purchasing power of the Israeli currency, in accordance with opinions of the institute of Certified Public Accountants in Israel.

/s/ Chaikin Cohen Rubin
Chaikin Cohen Rubin
& Gilboa
Certified Public Accountants (Isr.)

Tel-Aviv, March 30, 2003

RoboGroup T.E.K. Limited

Balance Sheets

(Adjusted NIS in Thousands, to December 2002)

		Consolidated			Company

	Note	Convenience Translation into U.S.$ 2002 U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Assets

Current assets
Cash and cash equivalents		5,235	24,800	11,487	16,525	5,146
Short-term investments	3	105	498	2,168	498	2,168
Trade receivables	4	4,225	20,012	25,156	6,613	3,168
Other receivables and debit balances	5, 19a	540	2,560	4,253	5,678	6,573
Inventories	6	3,352	15,881	(**)16,521	4,438	4,523

		13,457	63,752	59,585	33,752	21,578

Long-term investments

Investments in investee and other companies	7	23	110	110	25,578	29,527

		23	110	110	25,578	29,527

Fixed assets	9	8,621	40,839	(**)41,766	36,685	37,559

Deferred taxes	25	163	774	756	357	359

Other assets	10	145	687	415	332	—

		22,409	106,162	102,632	96,704	89,023

(*) Convenience translation into U.S. Dollars
(**)  Reclassified

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Balance Sheets

(Adjusted NIS in Thousands, to December 2002)

		Consolidated			Company

	Note	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Liabilities

Current liabilities
Credit from banks	11	2,732	12,946	23,768	12,763	23,613
Trade payables	12	1,844	8,737	11,161	3,897	3,075
Other payables and credit balances	13	2,591	12,272	10,461	8,198	5,382

		7,167	33,955	45,390	24,858	32,070

Long-term liabilities
Loans from banks	14	4,490	21,269	9,328	21,269	9,328

Liability for termination of employee/employer relationship, net	15	212	1,006	1,482	645	1,193

		4,702	22,275	10,810	21,914	10,521

Commitments, contingent liabilities and pledges	16

Shareholders’ equity

Share capital	17	2,451	11,611	11,610	11,611	11,610

Authorized capital as at December
     31, 2002 and 2001  was
     25,000,000 shares of NIS 0.5 par
     value of  which 11,224,152 and
     11,221,152 shares were issued
     and outstanding on December
     31, 2002 and 2001 respectively

Capital reserves		9,591	45,434	45,308	45,434	45,308
Accumulated deficit		(1,286)	(6,091)	(9,464)	(6,091)	(9,464)
Shares purchased at cost		(216)	(1,022)	(1,022)	(1,022)	(1,022)

		10,540	49,932	46,432	49,932	46,432

		22,409	106,162	102,632	96,704	89,023

/s/ Haim Schleifer	/s/ Rafael Aravot

Haim Schleifer	Rafael Aravot,
Director and Joint General Manager	Chairman of the Board and CEO

Date of approval of the financial statements:  March 30, 2003

The accompanying notes are an integral part of the financial statements.
(*) Convenience translation into U.S. Dollars

RoboGroup T.E.K. Limited

Statement of Operations

(Adjusted NIS in Thousands, Except Income per NIS 1 of Par Value of Shares)

		Consolidated year ended				Company year ended

	Note	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Revenues	22	18,539	87,819	87,597	67,952	39,559	24,398	26,819
Cost of revenues	23	8,911	42,210	52,281	38,593	19,374	13,164	13,469

Gross profit		9,628	45,609	35,316	29,359	20,185	11,234	13,350

Operating expenses
Research and development expenses, net	24	2,745	13,001	12,576	7,154	3,062	3,811	4,302
Marketing and selling expenses	24	3,064	14,514	16,136	10,864	3,599	3,441	3,136
Administrative and general expenses	24	2,933	13,893	12,844	10,390	7,566	7,579	6,950

		8,742	41,408	41,556	28,408	14,227	14,831	14,388

Operating income (loss)		886	4,201	(6,240)	951	5,958	(3,597)	(1,038)

Financial income (expenses), net	24	(302)	(1,429)	1,962	1,482	(2,146)	3,079	52
Other expenses income, net	24	353	1,672	2,755	1,438	2,171	2,790	3,093

Income before taxes on income		937	4,444	(1,523)	3,871	5,983	(2,272)	2,107

Taxes on income	25	226	1,071	905	566	—	533	—

Income (loss) before Company’s share of operating results of Investee companies		711	3,373	(2,428)	3,305	5,983	1,739	2,107

Company’s share of (losses) income of Investee companies		-	-	-	(1,034)	(2,610)	(4,167)	164

Income (loss) before accumulated effect for prior years because of changes in accounting policy		711	3,373	(2,428)	2,271	3,373	(2,428)	2,271

Accumulated effect for prior years because of changes in accounting policy		-	-	-	(2,182)	-	-	(2,182)

Net income (loss)		711	3,373	(2,428)	89	3,373	(2,428)	89

Net income (loss) per share before accumulated effect for prior years because of changes in accounting policy		0.07	0.31	(0.21)	0.21	0.31	(0.21)	0.21

Net income (loss) per share	26	0.07	0.31	(0.21)	0.01	0.31	(0.21)	0.01

(*) Convenience translation into U.S. Dollars
The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Changes in Shareholders’ Equity

(Adjusted NIS in Thousands, to December 2002)

	Number of shares	Share capital NIS	Premium on shares NIS	Capital reserves NIS	Shares purchase cost & Assigned Loans guaranteed by company’s shares	Accumulated earnings (deficit) NIS	Total NIS

Balance at January 1, 2000	10,255,292	11,401	32,928	1,908	(2,610)	(7,125)	36,502

Return on company’s shares acquisition (Note 17)	90,539	-	4,154	-	186	-	4,340

Issuance of shares	120,000	65	5,215	-	-	-	5,280

Exercise of options	231,800	126	507	-	-	-	633

Capital fund due to surplus from waiver of employee benefits provisions by an associated party	-	-	-	396	-	-	396

Repayment of a loan for the acquisition of shares	-	-	-	-	195	-	195

Net income	-	-	-	-	-	89	89

Balance at December 31, 2000	10,697,631	11,592	42,804	2,304	(2,229)	(7,036)	47,435

Exercise of options	30,200	18	59	-	-	-	77

Repayment of a loan for the acquisition of shares	-	-	141	-	1,207	-	1,348
Loss	-	-	-	-	-	(2,428)	(2,428)

Balance at December 31, 2001	10,727,831	11,610	43,004	2,304	(1,022)	(9,464)	46,432

Exercise of options	3,000	1	4	-	-	-	5

Adjustments on translation of financial statement of an autonomous consolidated company	-	-	-	122	-	-	122
Net income	-	-	-	-	-	3,373	3,373

Balance at December 31, 2002	10,730,831	11,611	43,008	2,426	(1,022)	(6,091)	49,932

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flow

(Adjusted NIS in Thousands, to December 2002)

	Consolidated year ended				Company year ended

	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Cash flows from current operations:
Net income (loss)	711	3,373	(2,428)	89	3,373	(2,428)	89
Adjustments to reconcile net income to net cash flows derived from current operations (Appendix A):	2,168	10,268	(2,081)	9,042	6,051	7,795	5,605

Net cash derived from current operations (applied to current operations)	2,879	13,641	(4,509)	9,131	9,424	5,367	5,694

Cash flows applied to investment operations:

Credit given to consolidated Companies	-	-	-	-	-	(10,061)	(12,127)

Acquisition of an operation (Appendix D)	(130)	(617)	-	(10,831)	(617)	-	-
Investments in other companies	-	-	-	(661)	-	(430)	(857)
Acquisition of fixed assets	(467)	(2,213)	(2,800)	(8,520)	(2,046)	(1,848)	(7,405)
Proceeds from sales of fixed assets	119	563	190	668	1,383	-	668
Repayment from subsidiaries	-	-	-	-	1,339	-	-

Sale (Acquisition) of short-term investments	318	1,505	-	(64)	1,505	-	(64)
Deposit in provident fund for directors	-	-	(2,735)	-	-	(2,735)	-

Investment in a partially consolidated company, fully consolidated for the first time (Appendix C)	-	-	-	(78)	-	-	(78)

Cash net derived from (applied to) investment operations	(160)	(762)	(5,345)	(19,486)	1,564	(15,074)	(19,863)

Cash flows derived from financing operations:
Increase (decrease) in short term credit from banks, net	(73)	(348)	6,680	2,754	(393)	6,825	2,596
Long-term loans received	164	780	-	6,501	780	-	6,501
Repayment of long –term loans	-	-	(2,382)	(2,292)	-	(2,354)	(2,261)
Consideration from share issuance & company’s sale of shares	-	-	142	9,619	-	-	9,619
Loan repayment by interested parties to acquire shares in the Company	-	-	1,207	195	-	1,207	195
Exercise of options by employees	1	4	77	510	4	77	510

Cash flows derived from financing operations	92	436	5,724	17,287	391	5,755	17,160

Increase (decrease) in cash and cash equivalents	2,811	13,315	(4,130)	6,932	11,379	(3,952)	2,991

Cash and cash equivalents at the beginning of the year	2,424	11,487	15,617	8,685	5,146	9,098	6,107

Cash and cash equivalents at the end of the year	5,235	24,802	11,487	15,617	16,525	5,146	9,098

(*) Convenience translation into U.S. Dollars

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flow (Adjusted NIS in Thousands, to December 2002)

Appendix A: Adjustments to reconcile cash flows derived from current operations:

	Consolidated year ended				Company year ended

	Convenience Translation into U.S.$ Dec 31, 2002 U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Income and expenses not involving cash flows:
Company’s share in loss (income) from Investee companies	-	-	-	1,036	2,610	4,167	(164)

Depreciation and amortization	578	2,737	2,570	2,561	1,697	1,793	1,577

Increase (decrease) in liability for termination of employee/employer relationship	(100)	(476)	(18)	161	(548)	(99)	185

Write-down of loans	145	687	(513)	(1,269)	704	(320)	(943)

Decrease (increase) in value of
negotiable securities	36	169	(84)	798	169	(84)	798

Decrease (increase) in deferred tax receivable	(4)	(18)	(68)	(758)	2	-	-

Miscellaneous	19	90	-	124	28	-	118

	674	3,189	1,887	2,653	4,662	5,457	1,571
Changes in assets and liabilities:

Decrease (increase) in trade receivables	1,122	5,316	(4,663)	3,560	(3,272)	867	891

Decrease (increase) in debit balances of consolidated companies	-	-	-	147	(578)	(512)	242

Decrease (increase in other receivables and debit balances	357	1,693	(49)	322	1,473	1,360	2,326

Decrease (increase) in inventories	(**)147	(**)694	5,319	(4,254)	139	1,598	(1,687)

Increase (decrease) in trade payables	(514)	(2,435)	(5,361)	4,254	811	(849)	1,190

Increase (decrease) in other payables and credit balances	382	1,811	786	2,360	2,816	(126)	1,072

	1,494	7,079	(3,968)	6,389	1,389	2,338	4,034

	2,168	10,268	(2,081)	9,042	6,051	7,795	5,605

Appendix B: Non-monetary events

Conversion of loans from long-term to short-term	-	-	10,946	-	-	10,946	-

Conversion of loans from short-term to long-term	2,823	13,374	-	-	13,374	-	-

A consolidated company converted a loan of  NIS 12,036 thousands to capital on January, 1 2002

(*)	Convenience translation into U.S. Dollars
(**)	Reclassified

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Limited

Statement of Cash Flow (Adjusted NIS in Thousands, to December 2002)

Appendix C:	Investment in a related consolidated company that became fully consolidated for the first time.

Consolidated For year ended December 31,2000

NIS (K)

Working capital net	308
Fixed assets	(162)
Long Term obligation	(26)
Goodwill	(198)

(78)

Appendix D:   Activities Acquisition

	Consolidated For year ended December 31,

	2002 NIS (K)	2000 NIS (K)

Working capital net	(285)	(9,906)
Other assets	(332)	-
Fixed assets	-	(562)
Goodwill	-	(363)

	(617)	(10,831)

The accompanying notes are an integral part of the financial statements

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 1 – General

A.

RoboGroup T.E.K. Limited was incorporated in 1982 under the name of Eshed Robotec (1982) Ltd. The Company changed its name to its current name in May 2001. RoboGroup T.E.K. Limited is engaged in the development, manufacture and marketing of robotic and other products intended for training in industrial manufacturing technologies, including remote learning over the internet (e-learning). The Company has a number of Investee companies, the principal objects of which are marketing the Company’s products, marketing products in the fields of science, technology and computerization in the education market, production and marketing of computerized numerical control (CNC) machines for training and industry and software for the planning and the production by computer (CAD/CAM), development and marketing of new industrial technologies in the field of industrial motion control, and the development of a technology to shorten significantly the time taken to access and extract data from the memory of a computer (see Appendix to the Financial Statements).

B. Definitions

In these Financial Statements:

	The Company	RoboGroup T.E.K. Limited.

	Consolidated companies	Companies which are 70%-100% owned and controlled by the Company.

	Proportionately consolidated	Jointly owned companies in which no shareholder has complete control and in which the Company has 50% ownership

	Affiliated company	A company, not including a consolidated company or a proportionately consolidated company, the Company’s investment in which is included in the Company’s Financial Statements on an equity value basis.

	Investee companies	Wholly and proportionately consolidated companies and affiliated companies.

	Interested parties and Affiliates	As defined by the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993 and in Opinion No.29 of The Institute of Certified Public Accountants in Israel, respectively.

C.	Use of Estimates in Preparation of the Financial Statements

The preparation of Financial Statements according to generally accepted accounting principals, requires that the management prepare estimates and assumptions that effect the sums of assets and liabilities that are presented in the financial statements, on the presentation regarding conditional assets and contingent liabilities as of balance sheet dates, and the sums of income and expenses in the reported periods. The actual results may therefore differ from these estimates.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 – Significant Accounting Policies

The principal accounting policies, which have been applied consistently with those of prior years, are as follows:

A.	Adjusted Financial Statements

1. General

The financial statements are prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency, in accordance with an Opinion of The Institute of Certified Public Accountants in Israel.

Amounts in the financial statements, including comparative amounts, have been adjusted for changes in the Israeli Consumer Price Index (hereinafter – “CPI”) according to the CPI published for December 2002.

The term “cost” in these financial statements means cost in adjusted New Israeli Shekels (NIS).

The adjusted values of non-monetary items do not necessarily represent their economic values, but merely show their historical cost adjusted for changes in the purchasing power of the Israeli currency.

A summary of the Company’s nominal figures, on which the adjusted financial statements are based, is given in Note 27.

The adjusted consolidated financial statements at December 31, 2002 and for the year then ended, have been translated into U.S. dollars (hereinafter – the “dollar”) purely for the convenience of American readers. The translation was made according to the representative exchange rate of the dollar to NIS on December 31, 2002 (US$1 = NIS 4.737). The translated dollar amounts should not be construed as amounts receivable or payable in dollars or convertible into dollars.

2.	Adjustment policies and supplementary data:

A. Balance Sheets

Non-monetary items are adjusted for changes in the CPI from the month of the transaction to the month of the balance sheet. The following items are treated as non-monetary items: inventories; prepaid expenses; advances paid to suppliers, long-term investments; fixed assets; know-how and shareholders’ equity.

Monetary items are presented in the adjusted balance sheet in the same amounts as in the nominal value financial statements.

The equity value of the investment in affiliated companies is determined according to the adjusted financial statements of those companies.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

2.	Adjustment policies and supplementary data (cont’d)

B. Statements of Operations:

Items in the statements of operations are adjusted for changes in the CPI as follows:

Amounts relating to non-monetary items (e.g. depreciation and changes in inventories) and certain provisions (e.g. liability for termination of employee/employer relationship) are adjusted on the same basis as the related balance sheet item.

Other revenue and expense items, except for financing items, are adjusted on the basis of changes in the CPI between the date of the transaction and balance sheet date.

The net financing item is separated from the other revenue and expense items and is expressed as real financing revenues and expenses, including the write-down of monetary items.

B.	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and those of its subsidiaries (consolidated companies). These financial statements also include the Company’s portion (mainly 50%) of the assets, liabilities, income and expenses of companies owned jointly.

Significant inter-company balances and transactions (including unrealized internal profits) have been eliminated for the purpose of consolidation.

C.	Recognition of Income

Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. For contracts under which the Company is entitled to revenue after the execution of defined stages of the transaction without a liability to complete, the revenue is recognized with the entitling delivery. Revenues from the sales of shelf products are recognized on delivery to the customer. Revenues from the execution of work ordered are recognized on its completion and only when there is no significant uncertainty of the customers’ acceptance of the goods and the receipt of the consideration.

Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts.

Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

Revenues from the sale of software rights are recognized when the rights are transferred to the customer, when payment has been determined, collection is probable and the Company has no liabilities due to the sale.

If substantial commitments exist for additional performance, such as software development, software adjustment, integration or installation, revenues are usually recognized in accordance with the percentage of completion, based on an estimate of the proportionate part of the work that has been performed.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

D.	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and deposits with banks which have original maturities of three months or less.

E.	Negotiable Securities

Securities are held for the short term as marketable securities and are stated at market value. Changes in value are included in other income and expenses.

The Company’s shares that were bought by the Company and by consolidated companies (treasury shares) are presented as a deduction from shareholders’ equity.

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials – by the moving average method. Work in progress and finished products: The raw materials component - by the moving average method.

Labor and production overheads component – on the basis of actual manufacturing costs.

Bought-in products – by the “first in, first out” method.

G.	Investments in Investees and Other Companies

The investments in Investee companies are stated in the Company’s financial statements on an equity value basis.

The excess of cost of the investment in an Investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of three to ten years.

Investments in other companies, held as long-term investments, are presented at cost which, according to a management estimate, does not exceed their fair value.

H.	Translation of Foreign Currency

Until December 31, 2001, all the consolidated companies operating abroad were an extension of the Company. Accordingly, their assets and liabilities has been translated into NIS at the exchange rates in effect on balance sheet date, except for non-monetary items which were translated at historical rates and adjusted for changes in the CPI.

Revenue and expense items were translated at the average monthly exchange rate in effect at the time of the transaction and adjusted for changes in the CPI.

Starting in 2002, because of changes in the nature of activity of a consolidated company abroad due to, among other things, the receipt of a commitment from banks in its jurisdiction to be given credit lines, and the growing trend an increase in the consolidated company’s activities that refer to output not originating from the parent company, the consolidated company became, in practice, an autonomous entity, and the U.S. dollar became its functional currency. Therefore, the subsidiary’s financial statements as of December 31, 2002 and for the year ending on that date have been translated according to closing rates, and translation differences in the sum of approximately NIS 122 thousands and have been attributed to a translation of foreign currency differences capital fund.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

I.	Customers - Allowance for doubtful debts

Provision for doubtful debts has been calculated on a specific basis, in respect to debts whose collection is in doubt.

J.	Fixed Assets

Fixed assets are stated at cost. Company manufactured assets are valued at the cost of finished products of the same type less accumulated depreciation.

Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized.

Depreciation is calculated according to the straight line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

%

Machinery and equipment (mainly 20%)	10-20
Office equipment and furniture (mainly 6%)	6-10
Computers and computerized equipment (mainly 33%)	20-33
Vehicles (mainly 20%)	15-20
Building (mainly 2%)	2-4

K.	Intangible Property

Intangible property includes mainly goodwill, know-how and rights to products. Goodwill represents the excess of cost of the investments in businesses and consolidated companies over their fair value at acquisition, amortized at annual rates over a period of three to ten years. Know-how and rights to products are amortized according to the straight line method on the basis of their estimated useful lifetime, which is approximately three years.

L.	Deferred Taxes

Deferred taxes are based on timing differences between the reported amounts of assets and liabilities and the amounts taken into account in the determination of the company’s taxable income. The deferred tax is calculated according to the liability method. In this respect, the Company recognizes tax benefits receivable where the expectation of realization is more likely than not. Deferred tax is calculated at the tax rates which are expected to be in effect at the time of realization, as far as is known at the time of the preparation of the financial statements.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

L. Deferred Taxes (cont’d)

The Company and a proportionately consolidated company have surpluses future tax benefits emanating from tax exempt income as an “approved enterprise”. The distribution of a dividend out of such income would give rise to the imposition of corporation tax at the rate of 20% in respect to that income. If such dividends are distributed, tax expenses will be recorded in the statement of operations. It is the intention of the Company and the proportionately consolidated company to reinvest its tax exempt income. Accordingly, there is no provision for deferred taxes in respect of tax exempt income.

In the calculation of deferred taxes, taxes which might be imposed upon the distribution of dividends by proportionately consolidated companies were not taken into account, because it is the Company’s policy not to distribute dividends which would increase the group’s tax liability.

M.	Research and Development Costs

Research and development costs are charged to income as incurred and related grants are deducted from the related cost on an accrual basis.

N.	Product Warranty

The provision is calculated specifically for the obligation relating to each individual product sold and usually for a period of one year from the date of sale.

O.	Foreign Currency Hedging Transactions

The Company engages in forward foreign currency transactions in order to minimize the risks inherent in changes in exchange rates in respect of commitments to sell products in currencies other than U.S. or Israeli. Profits or losses arising from such changes in exchange rates are recorded in the statement of operations, as incurred, and the premium or discount resulting from such transactions is amortized over the term of the contract.

The Company has implemented the directives of FAS 133 and FAS 138, according to which any financial derivatives should be stated in the assets and liabilities of a balance sheet on the basis of fair value.

There has not been any material activity in any financial derivatives since FAS 133 and FAS 138 were implemented.

P.	Options to Employees

The Company has adopted U.S. Opinion APB 25 for the accounting treatment for a share option program for employees and director-shareholders.

Accordingly, Note 28 gives proforma data had the Company chosen to adopt U.S. Statement FAS 123 for the accounting treatment of benefits inherent in the above mentioned program.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

Q.	Changes in Accounting Policy for the Recognition of Income in the Statement of Operations

In December 1999, the SEC published SAB 101 “The Recognition of Income in Financial Statements” (hereinafter – the Standard), which summarized the  SEC’s commentaries regarding the application of generally accepted accounting principles with respect to the recognition of income in financial statements. The Company had initially adopted this Standard in its financial statements for the year ended December 31, 2001. The main effect on the Company due to adopting the Standard relates to the deferral of the recognition of income from the sale of some of the Company’s products until the date of their installation. Prior to the publication of the Standard, the Company recognized the income from these products on delivery to the customer. The change in accounting treatment is manifested in the statement of operations in the year 2000 by an accumulated effect at the beginning of the year, relating to prior years.

R.	Earnings Per Share

The basic earnings per share are calculated on the basis of a weighted average of the issued and paid-up shares during the year, with no accounting for possible dilution.

The fully diluted earnings per share include the effect of a possible dilution from options given to employees.

S.	Reclassification

Certain comparative figures have been reclassified in order to adjust the presentation of data in the reported year.

T.	Application of New Accounting Standards and their Effect on the Financial Statements

In October 2001 the Israel Accounting Standards Board issued Israel Accounting Standard 12 which deals with discontinuing the adjustment of financial statements and Israel Accounting Standard 13 concerning the effect of changes in the rates of exchange of foreign currencies. Israel Accounting Standard 14, which deals with interim financial reporting, was published in August 2002, and Israel Accounting Standard 15, which concerns the impairment of assets, was published in December 2002.

Israel Accounting Standard 12 deals with discontinuing the adjustment of financial statements to inflation in Israel. Pursuant to this standard, the adjustment of financial statements to inflation in Israel will be discontinued as of January 1, 2003. The Company will continue to draw up adjusted financial statements until December 31, 2002 , pursuant to Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures in the financial statements as of December 31, 2002 shall be the basis for financial statements in nominal terms as of January 1, 2003 ..

Israel Accounting Standard 13 permits a company  to continue adjusting its  financial statements to changes in foreign currency exchange rates pursuant to Section 29(a) of Opinion 36 of the Institute of Certified Public Accountants in Israel, until the Israel Accounting Standards Board publishes a new standard on the subject. This standard requires a disclosure of the reasons for the presentation of the financial statements in a foreign currency. The standard further requires a disclosure of the reasons for any change in the reporting currency.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 2 - Significant Accounting Policies (cont’d)

On December 31, 2002, the Israel Accounting Standards Board decided, in Standard 17, to defer the effective dates of Standards 12 and 13 to January 1, 2004.

The objective of Standard 14, which deals with interim financial reporting, is to prescribe the minimum content of an interim financial report and to prescribe the principles for recognition and measurement in the financial statements for an interim period. This Standard, which is based on International Accounting Standard (IAS) No. 34, Interim Financial Reporting, supersedes Opinion 43 issued by the Institute of Certified Public Accountants in Israel, Interim Financial Reporting, and Opinion 60 which amends Opinion 43 with regard to the elimination of disclosures on nominal figures in interim financial statements. This Standard becomes operative for financial statements covering periods beginning on or after January 1, 2003.

Standard 15, which concerns the impairment of assets, is based on IAS No. 36, and prescribes the accounting treatment of an impairment of assets and of a reversal of such impairment, including investments in joint ventures that are not subsidiaries, goodwill which derives from the acquisition of subsidiaries and fair value adjustments. The Standard applies to financial statements for periods beginning on or after January 1, 2003. The effective date of Standard 15 was deferred by the Israel Accounting Standards Board to February 2, 2003.

In the Company’s estimation, the new accounting standards specified above will have no material effect on its results of operations, financial condition and cash flows.

U.	Exchange Rates and Basis of Linkage

Balances in, or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date.

Hereunder are details of the index and dollar exchange rates:

	Dollar Exchange Rates	Index

	NIS	Points

At December 31, 2002	4.737	115.1
At December 31, 2001	4.416	108.1
At December 31, 2000	4.041	106.6

Rates of increase (decrease) in the years		in percentage %

2002	7.3%	6.48%
2001	9.2%	1.41%
2000	(2.7)%	-

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 3 -	Short-Term Investments

A. Composition

	Consolidated and Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Negotiable securities
Shares	57	268	383
Bonds	22	105	439
Mutual participation funds	-	-	767

	79	373	1,589

Deposits	26	125	579

Total	105	498	2,168

B. Pledges - see Note 16 C

Note 4 -	Trade Receivables

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Customers:
Open accounts	4,355	20,625	25,727	6,311	3,007
Checks for collection	176	835	666	487	282

Total trade receivables	4,531	21,460	26,391	6,798	3,289

Less: Allowance for doubtful debts	(306)	(1,448)	(1,235)	(185)	(121)

	4,225	20,012	25,156	6,613	3,168

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 5 -	Other Receivables and Debit Balances

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Loans to employees	23	107	164	54	152
Institutions	39	368	202	520	63
Deferred taxes	64	307	428	-	-
Consolidated companies	-	-	-	3,729	3,151
Others	414	1,778	3,459	1,375	3,207

	540	2,560	4,253	5,678	6,573

Note 6 -	Inventories

	Consolidated			Company

	Dec 31, 2002 U.S.$(K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Raw materials	1,993	9,443	9,075	2,018	2,390
Work in process	516	2,443	1,234	635	194
Finished products	671	3,179	5,018	1,785	1,939
Bought-in finished products	172	815	1,194	-	-

	3,352	15,880	16,521	4,438	4,523

(*) Convenience Translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 7 -	Investments in Investee and Other Companies

A. Composition

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Investment in consolidated
companies:
Cost of shares				13,759	1,723
Accumulated losses				(22,667)	(16,463)

				(8,908)	(14,740)

Long-term loans and debit
balances (1)				24,060	37,435

				15,152	22,695
Investment in proportionally
consolidated companies
Cost of shares				2,912	2,912
Accumulated income				7,404	3,810

				10,316	6,722

Investment in other
companies
Cost of shares	23	110	110	110	110

	23	110	110	25,578	29,527

(1)	Some of the balances are not linked and carry a variable interest – in 2002 approximately 14.3%.
(*)	Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 7 -	Investments in Investee and Other Companies (cont’d)

B. Supplementary Information

(1) In 2000 the Company, through a consolidated company, began establishing a company by the name of MemCall LLC (82% owned) (hereinafter: “MemCall”) that was registered in Delaware, USA in March 2001.

MemCall is engaged in the development of a technology which is applicable to a variety of computer systems, and which could significantly shorten the time required for the location and retrieval of data in a computer’s memory. The outcome of the new technology is expected to be the development of an electronic memory “chip.

In early 2001 RoboGroup’s Board of Directors determined two milestones for completing an investment of US$2.5 million in MemCall. In November 2001, RoboGroup’s Board of Directors acknowledged that MemCall met the two milestones.

In May 2002, RoboGroup’s Board of Directors approved an additional US$1 million investment in MemCall, subject to several milestones being met by the end of 2002. In January 2003, RoboGroup’s Board of Directors approved an additional investment of US$0.75 million, while examining the investment during the course of the period in accordance with MemCall’s progress toward the milestones that were determined. The additional financing (pursuant to these two resolutions) will be provided in accordance with MemCall’s letter of undertaking which provides, among other things, that the sum of the investment will be either repaid by MemCall on specified dates or, alternatively, converted into additional share capital in MemCall, at RoboGroup’s discretion. According to this last resolution, RoboGroup’s investment in MemCall is expected to total approximately US$4.25 million, of which US$2 million were invested in share capital, and the balance in a convertible loan.

RoboGroup’s investment in MemCall in 2002 amounted to the total sum of approximately NIS 7.7 million (US$1.6 million). RoboGroup’s aggregate investment in MemCall, as of December 31, 2002, amounted to approximately US$3.3 million.

The investment was used primarily for the development activity of Memcall.

(2)	Hereunder is summary data of the Company’s share in the assets and liabilities, income and expenses of a proportionately consolidated company:

a. Assets and Liabilities

	Dec. 31

	2002 U.S.$ (K) (*)	2002 NIS (K)	2001 NIS (K)

Current assets	2,640	12,504	8,178
Non current assets	374	1,770	2,142

Current liabilities	(726)	(3,439)	(2,440)
Long-term liabilities	(42)	(200)	(166)

Shareholders’ equity	2,246	10,635	7,714

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 7 -	Investments in Investee and Other Companies (cont’d)

b. Income and Expenses

	Dec. 31

	2002 U.S.$ (K) (*)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Income	2,042	9,671	16,991	18,866
Expenses	(1,425)	(6,750)	(14,113)	(16,859)

Net income	617	2,921	2,878	2,007

Note 8 -	Acquisition of Operations

In December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an e-learning product for distance learning via satellite broadcasts and broadband lines) in consideration for approximately NIS 617 thousand (consisting of approximately US$ 130 thousand in cash and an undertaking to pay royalties on certain sales for three years , as specified in the agreement). In the agreement the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product. The Company regards this transaction as an additional step in the expansion of its activities in the growing field of distance learning and e-learning.

Hereunder are data of the assets acquired:

Consolidated

Oct. 31

2002 NIS (K)

Other receivable	143
Inventories	142
Other assets	332

617

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 9 -	Fixed Assets

Composition

	Machinery and Equipment (1) NIS (K)	Office Equipment and Computers NIS (K)	Vehicles NIS (K)	Building (2) NIS (K)	Leasehold Improvements NIS (K)	Total NIS (K)	TOTAL (*) U.S.$ (K)

Consolidated Cost

Balance at Jan 1, 2002	(**)7,651	6,857	2,109	37,658	785	(**)55,060	11,623
Additions	93	602	188	1,286	44	2,213	467
Disposals	(158)	(369)	-	(35)	(1)	(563)	(119)

Balance at Dec 31, 2002	7,586	7,090	2,297	38,909	828	56,710	11,971

Accumulated Depreciation

Balance at Jan 1, 2002	4,555	4,535	1,437	2,730	37	13,294	2,806
Provision for the year	699	943	211	1,138	31	3,022	638
Disposals	(147)	-	(298)	-	-	(445)	(94)

Balance at Dec 31, 2002	5,107	5,478	1,350	3,868	68	15,871	3,350
Depreciated cost at Dec 31, 2002	2,479	1,612	947	35,041	760	40,839	8,621

Depreciated cost at Dec 31, 2001	(**)3,096	2,322	672	34,928	748	(**)41,766	(**)8,817

	Machinery and Equipment NIS (K) (1)	Office Equipment and Computers NIS (K)	Vehicles NIS (K)	Building NIS (2)	Total NIS (K)

The Company Cost

Balance at Jan 1, 2002	2,543	4,955	1,259	37,652	46,409
Additions	5	475	280	1,286	2,046
Disposals	(10)	(1,344)	-	(29)	(1,383)

Balance at Dec 31, 2002	2,538	4,086	1,539	38,909	47,072

Accumulated Depreciation

Balance at Jan 1, 2002	2,028	3,286	810	2,726	8,850
Additions	85	169	142	1,141	1,537
Disposals	-	-	-	-	-

Balance at Dec 31, 2002	2,113	3,455	952	3,867	10,387

Depreciated Cost at 31.12.02 (1)	425	631	587	35,042	36,685

Depreciated Cost at 31.12.01 (1)	515	1,669	449	34,926	37,559

(*)	Convenience translation into U.S.$
(**)	Reclassified

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 9 -	Fixed Assets (cont’d)

(1)	Includes:

	(i)	Demonstration equipment amounting to NIS 595 thousand (2001– NIS 552 thousand);
Fixed assets used for research and development amounting to NIS 718 thousand (2001 – NIS 937 thousand).

(2)	Includes:

(i)

An investment in a building in Rosh Ha’Ayin in which the Company and its Israeli Investee companies conduct their activities. The Company has a capitalized leasehold on the land on which the building is erected. The lease expires in 2042.

	(ii)	Capitalized financing expenses of NIS 1,332 thousand.

(3)	As to pledges, see Note 16C.

Note 10 -	Other Assets

	Consolidated			Company

	Dec. 31,			Dec. 31,

	2002	2002	2001	2002	2001

	* US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Goodwill	126	598	559	-	-
Accumulated depreciation	(51)	(243)	(144)	-	-

	75	355	415	-	-

Intangible assents	70	332	-	332	-
Accumulated depreciation	-	-	-	-	-

	70	332	-	-	-

	145	687	415	332	-

(*)	Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 11 -	Credit from Banks

A. Composition

		Consolidated			Company

	Rate of Interest% (**)	Dec 31, 2002 (*) U.S.$(K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Overdrafts	7	39	186	508	3	389
Short-term loans (in NIS)	5 - 6	1,736	8,225	4,385	8,225	4,366
Short-term loans in foreign currency (1)	4	-	-	17,240	-	17,240

Current maturities of long- term loans		957	4,535	1,635	4,535	1,618

		2,732	12,946	23,768	12,763	23,613

(**)  As at December 31, 2002
(1)     Mainly in Japanese Yen and U.S $

B.     As regards guarantees for the loans, see Note 16 C.

(*) Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 12 -	Trade Payables

	Consolidated			Company

	Dec 31, 2002 (*) U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Open balances	1,750	8,289	9,992	3,797	2,591
Checks for collection	94	448	1,169	100	484

	1,844	8,737	11,161	3,897	3,075

Note 13 -	Other Payables and Credit Balances

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Income in advance	24	116	37	747	491
Advance by customers	31	141	1,233	10	175
Payroll and related expenses	708	3,357	2,291	2,305	1,562
Liabilities to interested parties (1)	41	192	99	192	99
Liabilities to a proportionately consolidated company	-	-	240	63	437
Accrued expenses	941	4,459	3,811	3,385	2,297
Other obligations	846	4,007	2,750	1,496	321

	2,591	12,272	10,461	8,198	5,382

(1) Unlinked and free of interests
(*) Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 14 -	Loans From Banks

A. Composition

		Consolidated			Company

	Interest Rate (**)	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Loans in foreign currency (1)	4	3,441	16,301	-	16,301	-
Loan – linked to CPI	6	2,006	9,503	10,963	9,503	10,946

		5,447	25,804	10,963	25,804	10,946
Current maturities		(957)	(4,535)	(1,635)	(4,535)	(1,618)

		4,490	21,269	9,328	21,269	9,328

Repayment by years
Current maturities in the first year		957	4,535	1,436	4,535	1,436
- In the second year		957	4,535	1,436	4,535	1,436
- In the third year		957	4,535	1,436	4,535	1,436
- In the fourth year		957	4,535	1,436	4,535	1,436
- In the fifth year and thereafter		662	3,129	3,584	3,129	3,584

		4,490	21,269	9,328	21,269	9,328

		5,447	25,804	10,963	25,804	10, 946

(**) As at December 31, 2002
(1) Mainly in Japanese Yen and US Dollars.

 B. As to guarantees for the loans, see Note 16 C

Note 15 -	Liability for Termination of Employee/Employer Relationship, net

The liability of the Company and its Investee companies to pay severance pay to their employees is covered by the provision and by the payment of premiums for managers’ insurance policies. In addition, the companies make payments into a general provident fund. The amounts deposited in the provident fund and the amounts paid for managers’ insurance policies in the names of the companies include accrued profits and may be withdrawn subject to restrictions determined by law.

Composition:

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Liability for severance pay	836	3,960	4,205	2,831	2,983
Less – deposits in a provident fund	(624)	(2,954)	(2,723)	(2,186)	(1,790)

	212	1,006	1,482	645	1,193

(*) Convenience translation into U.S $

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 15 -	Liability for Termination of Employee/Employer Relationship, net (cont’d)

The provision for severance pay for director-shareholders assumes that their employment will terminate under circumstances which do not entitle them to increased severance pay.

In this regard, and as to life insurance of the type “risk life insurance” for the benefit of director-shareholders, see Note 16.A.3.

Note 16 -	Commitments, Contingent Liabilities and Pledges

A. Commitments

1. Lease agreements

(a)	A consolidated company has a lease agreement which will expire on July 31, 2003. Future rent amounts to approximately US$ 73 thousand until the end of the term of the agreement.

(b)	A consolidated company has a lease agreement that will expire on January 14, 2004. The balance of future rental payments as of December 31, 2002 is in the amount of approximately US$ 70 thousand.

(c)	A consolidated company has a lease agreement which will expire on November 31, 2003. Future rent amounts to approximately US$ 14 thousand for a period of nine months.

2. Royalties and know-how

The Company, a consolidated company and a proportionately consolidated company are committed to paying royalties on products developed under projects supported by the Office of the Chief Scientist, at the rate of 2%–4.6% of the sale price, limited to the amount of grant received (linked to the rate of the dollar). To balance sheet date the grant balance on which royalties have not yet been accrued amounts to US$ 3.3 millions in the consolidated statements.

3. Commitments to directors

Terms of employment of director/shareholders who are employed by the Company (hereinafter in this section – “the Directors”) include, inter alia, the following:

(a)

Monthly linkage for changes in the CPI on the salaries of three directors who are employed full time by the Company and assurance of real increment annually of  5% or 10%, on condition that the consolidated pre-tax earnings will equal or be greater than $0.5 million and $1 million, respectively.

In October 2001, pursuant to a recovery plan, the Directors resolved to reduce the cost of their wages by 15% for a period of 7 months, they have also exercised an option to extend the period for a further 7 months, without prejudicing their social benefits.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 16 -	Commitments, Contingent Liabilities and Pledges (cont’d)

(b)	Annual bonuses on earnings for all the Directors together are:

	•	Where the consolidated pre-tax earnings are less than $1 million – 4.15% of those earnings.

	•	Where the said annual earnings are between $1 million and $2 million – 8.35% of those earnings.

	•	Where the said annual earnings exceed $2 million – 12.5% of those earnings.

(c)

The grant of an additional 75% of severance pay (150% until December 1995) in     the event of dismissal or resignation on the grounds of a breach of contract with the Director, or under any other circumstances which are viewed by law as a dismissal of an employee (severance pay at the normal rate will be paid in the event of voluntary resignation). As at December 31, 2002, the amount of the addition was approximately NIS 3.5 million (approximately $0.75 million).

(d)

Risk-life insurance, in addition to normal severance pay, in an amount of $1 million for each of the three full-time directors, and $333 thousand each to two other directors, including grossed-up benefits to directors. The insurance coverage amounts to an inclusive sum of approximately NIS 16.7 million (approximately $3,667 thousand), and is covered by risk-life policies in the name of each of the Directors.

(e)	The Company maintains a Directors and Officers Liability Insurance Policy in the amount of approximately $ 7.5 million. For additional data, see also Note 19 (A) hereunder.

(f)

The Company has undertaken irrevocably to indemnify its directors and officers for any liability or expense incurred by them due to an act, including an omission, performed by them in their capacity as officers of the Company. The amount of the indemnification under the letters of indemnification to all the recipients of the indemnification, cumulatively for a single event, will not exceed an amount in NIS equal to US$ 4 million.

The Company has also provided its directors and officers indemnification letters according to which the Company will irrevocably indemnify each such director and officer  (under Section 259 of the Companies Law), from liability for damages caused to the Company due to the breach of the officers’ or director’s duty of care to the Company.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 16 -	Commitments, Contingent Liabilities and Pledges (cont’d)

B. Contingent Liabilities

1. Guarantees

(a)

The Company has given a guarantee of up to $1 million for the liabilities of a consolidated company to a bank. The consolidated company has given an unlimited guarantee for the Company’s liabilities to the bank.

To balance sheet date, the consolidated company had not utilized this guarantee.

(b)	A consolidated company has provided bank guarantees of approximately NIS 100 thousand (approximately $ 21 thousand) for its liabilities in connection with Ministry of Education tenders.

(c)	The Company made a deposit in respect of a performance guarantee in the amount of approximately $ 136 thousand after the balance sheet date.

(d)	The Company has provided guarantees in the amount of approximately NIS 142 thousand to secure its liabilities in connection with the acquisition of a new activity and a debt on a building.

(e)	After the balance sheet date, the Company gave a performance guarantee in the amount of approximately $49 thousand.

2. Claims

(a)

A claim was filed against the Company by a subcontractor of an included ex-company at the Labor Court for payment of approximately NIS 320 thousand, for an alleged debt of the Company to the plaintiff.

(b)

A claim was filed against a consolidated company by a former supplier for moneys which the plaintiff claims the consolidated company owes him, in the sum of approximately NIS 257 thousand. The company has no ability to predict the prospect of this claim.

For these claims the company has not made any provision in its financial statements.

C. Pledges

1. The Company

(a)	In order to obtain credit from a bank the Company pledged to the bank its real estate rights and the right to receive rent.

(b)	The Company has pledged vehicles and mortgaged its portfolio of marketable securities, notes and other securities as security for the receipt of credit and other banking services.

2. Consolidated Companies

(a)

A consolidated company has assigned and pledged in favor of a bank cash due to it from customers amounting to approximately NIS 285 thousand at December 31, 2002. It has also registered a senior fixed lien on its vehicles.

(b)	A consolidated company has given a bank a senior floating pledge on its notes.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 16 -	Commitments, Contingent Liabilities and Pledges (cont’d)

(c)	A consolidated company has pledged to a bank its vehicles and its right to receive monies from a customer.

3. Proportionately Consolidated Company

A proportionately consolidated company has pledged in favor of a bank all of its accounts (checking, deposits and marketable securities), at the balance sheet date - approximately NIS 1.7 million, to secure credit from this bank when requested by the Company.

Balance of liabilities secured is as follows:

		Consolidated			Company

	Note	Dec 31, 2002 U.S.$ (K) *	Dec 31,2002 NIS (K)	Dec 31,2001 NIS (K)	Dec 31,2002 NIS (K)	Dec 31,2001 NIS (K)

Short-term credit	11	1,775	8,411	22,133	8,228	21,995
Long-term liabilities (including current maturities)	14	5,447	25,804	10,963	25,804	10,946

		7,222	34,215	33,096	34,032	32,941

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 17 - Share Capital

1.	Programs for issuing shares to directors and options to employees were performed as follows:

(1.1)

On March 2, 1997, 700,000 shares were issued to a trustee on behalf of seven directors who are shareholders at a total value of NIS 1.3 million (NIS 1.96 - per share par value NIS 0.5 in December 2002 adjusted NIS – according to the share price at the approval date). The shares were paid for by means of a loan in the same amount that was provided to the Directors by its consolidated company, Robotec Technologies Ltd.

The loan is linked to the CPI, carries 2-4% interest and is guaranteed only by a pledge of the above mentioned shares that are held by the trustee until the repayment of the loan by the directors – shareholders.

The right to the shares accumulates over a five year period starting January 1, 1997 so that every year each beneficiary will be entitled to receive up to 20% of the total number of shares that were issued to the trustee on the beneficiary’s behalf (December 31, 2000 – 700,000 shares).

During the years 2000 and 2001, the interested parties fully repaid the loans. Upon repayment of the loan, 700,000 shares that were held by the trustee were transferred to the seven directors.

(1.2)

On February 9, 1998, 405,000 options were issued to a trustee on behalf of 35 employees of the Company who were not interested parties at an exercise price in NIS equal to U.S.$ 0.50 per share, according to the share price at the approval date.

The right to exercise the options accrues gradually so that in the first year each grantee is entitled to exercise an amount equal to 40% and in each subsequent year that right increases by an additional 20% of the total number of options that were issued to the trustee on the beneficiary’s behalf (in 2001 – 100%). Exercise of the options is conditional on the beneficiary being employed by the Company or its subsidiary under certain rules set by the plan. The right to exercise the option will expire on December 31, 2006.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 17 -	Share Capital (cont’d)

Below is the balance of the options issued in 1998:

	For December 31, 2001	For December 31, 2002

Number of options exercised by employees	282,000	285,000
Number of options exercisable by employees	78,400	75,400
Number of options returned to the trustee as a result of the cessation of employees’ rights to exercise them and were not reallocated (*).	42,600	42,600

(*) According to the terms of the option plan, the Company is entitled to instruct the trustee to transfer all or some of the option warrants to an employee of the Company or of subsidiaries controlled by the Company at that time, provided that the employee is not an interested party or due to become an interested party as a result of receiving the said option.

(1.3)

On November 13, 2000 the Company’s Board of Directors approved a plan for allocating 1.5 million options to directors of RoboGroup and employees of the Company. In June 2001 the plan was cancelled by the Board of Directors.

(1.4)

On December 20, 2001, the General Meeting of Shareholders approved the allotment to an interested party and a former advisor of the company, of 12,500 options for the purchase of ordinary shares of RoboGroup Ltd. of NIS 0.5 par value. The exercise price is $ 4.07 for each option.

2.

On November 11, 2002 the Company’s Board of Directors approved a plan to allot 1,270,000 options to buy ordinary shares of the Company of par value NIS 0.5 each in consideration for an exercise price equal to $0.91 per share. The plan includes an allotment of 570,000 options to directors of the Company, which was approved by the meeting of the audit committee of October 29, 2002 and by the Company’s general meeting on December 17, 2002. The balance of 700,000 options is reserved for the employees of the Company and its consolidated companies in Israel and overseas. The vesting period is over 5 years from the date of issuance.

On March 13, 2003, the company issued 773,500 options to a trustee for directors and employees of the company and the subsidiary companies. In addition on March 13, 2003, the company issued 190,000 options to the directors according to the option plan.

3.	Purchase of the Company’s shares by the Company and its consolidated companies

	a.	On October 10, 2002 the Company’s Board of Directors resolved to buy up to $450,000 of the Company’s shares and to reconsider the resolution after each $100,000 acquisition.

For the purpose of executing this resolution, the Company filed a motion with the Tel Aviv District Court on November 17, 2002 to approve a distribution by way of purchase of the Company’s shares, pursuant to Section 303 of the Companies Law, 1999. The amount of the distribution sought to be approved by the Court is NIS 2,140 thousand. The Company’s principal creditors have consented to the distribution in principle.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 17 -	Share Capital (cont’d)

b.	As of December 31, 2002, the Company holds 494,321 of its own shares.

Note 18 -	Financial Instruments and Credit Risks

A. Foreign Exchange Forward Transactions

The Company and its consolidated companies had no outstanding futures contracts as of December 31, 2002.

Results of foreign exchange forward transactions included in the financial statements:

	Consolidated

	For the year ended December 31.

	(*) 2002 U.S.$ (K)	2002 NIS (K)	2001 NIS (K)

Income from foreign exchange forward transactions	-	-	217

B. Credit Risks

The cash, cash equivalents and short term investments of the Company and its Investee companies (the “Group”), are deposited mainly in Israeli banks and a U.S. bank.

Approximately 11% of the Company’s sales are made in Israel to a large number of customers who are mainly local municipalities and educational institutions.

Export sales and sales overseas are made mainly through dealers, and via them to a large number of end users. The breakdown of customer credit as of December 31, 2002 amounting to approximately  NIS 20,012 thousand in the consolidated statements and to approximately NIS 6,613 thousand in the Company’s statements is as follows:

(1)	Customer receivables due from local municipalities or educational institutions in Israel amount to approximately NIS 1,720 thousand in the consolidated statements.

(2)

Other customer receivables, some of which are secured by notes and letters of credit, and most of which are not guaranteed, amount to approximately NIS 18,292 thousand in the consolidated statements and to NIS 6,613 thousand  in the Company’s statements.

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 18 -	Financial Instruments and Credit Risks (cont’d)

In general, the Company’s exposure to credit risks through customer receivables is limited, as the Company invariably verifies the credit worthiness of its customers and also requests customer securities, when necessary, according to the risk factor of the export shipments.

The financial statements include an allowance for doubtful debts, calculated for specific receivables whose collection is considered to be in doubt.

C.

A proportionately consolidated company with revenues of approximately NIS 10 (**) million (in 2001, approximately NIS 17 (**) million), that is included in the Consolidated Statement of Operations, has only one customer (the other shareholder in the company).

(**) Including revenues from execution of projects.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands, to December 2002)

Note 19 -	Balances and Transactions with Interested Parties and Investee

A.	Balances Due from or to Interested Parties and Investee

	Consolidated			Company

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31,2001 NIS (K)	Dec 31,2002 NIS (K)	Dec 31, 2001 NIS (K)

Current assets
Consolidated companies from merchandising operations (1)	-	-	-	3,729	3,151

Long-term debit balances consolidated companies	-	-	-	15,152	22,695

Interested parties	66	315	-	315	-

Investee	1,047	4,962	2,426	-	-

Current payables
Liabilities to interested parties (2)	197	933	134	933	134
Proportionately consolidated companies	7	32	218	63	437
			-		-
Liabilities for severance pay
Directors/shareholders	22	105	326	105	326

(1)	A sum of NIS 2,035 thousand linked to foreign currency (in 2000 NIS 2,889 thousand).
(2)	The highest balance during the year for Consolidated and Company was NIS 933 thousand (during the year 2001, NIS 209 thousand).
(*)	Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 19 -	Balances and Transactions with Interested Parties and Investee (cont’d)

B. Income and Expenses with Interested Parties and Investees

		Consolidated year ended			Company year ended

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

Sales to consolidated companies	-	-	-	-	8,503	10,614	8,414
Sales to proportionately consolidated companies	-	-	27	66	-	52	131
Revenue from an Investee	2,076	9,834	16,991	18,838	-	-	-
Purchases from consolidated companies of proportionately Consolidated Company	-	-	-	-	355	27	194
Purchases from proportionately consolidated companies	22	103	-	-	206	-	-
Purchases from an Investee of proportionately Consolidated Company	50	237	2,705	13,223	-		-
Payroll and related expenses for directors (includes 2 external directors)	873	3,645	3,286	2,951	4,136	3,286	2,690
Management fees received from proportionately consolidated companies	42	198	567	2,340	395	1,133	4,680
Participation of consolidated companies in expenses	-	-	-	-	922	468	972
Interest from (to) consolidated companies and a proportionally consolidated company	-	-	(32)	-	327	331	425
Participation of proportionately consolidated companies in expenses	36	169	394	29	338	788	59
Rent income	101	480	402	399	1,024	1,191	1,219
Income from sales of know-how to a proportionately owned company	-	-	-	1,045	-	-	2,084
Proceeds of sales of fixed assets to a proportionately owned company	-	-	-	332	-	-	665
Directors – salaried managers	3	3	3	4	3	3	4

Directors – Board members	9	9	6	6	9	6	6

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 19 -	Balances and Transactions with Interested Parties and Investee (cont’d)

C.

Additional information: On the 31 of December 2002 one of the company directors that was paid by salary, retired from the company.  The director received a compensation of approximately NIS 400 thousands, However he is still functioning as a non-paid director.

D.	Additional Transactions with Interested Parties and Investees
Regarding issuing shares to directors, who are shareholders, see Note 17.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 20 -	Linked Balances

	December 31, 2002					December 31, 2001

Consolidated	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Autonomous Unit & Non- monetary items NIS (K)	Total NIS (K)	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Non- monetary items	Total NIS (K)

Assets
Cash and cash equivalents (1)	21,525	-	1,883	1,394	24,802	6,755	-	4,732	-	11,487
Short-term investments	-	75	423	-	498	-	-	2,168	-	2,168
Trade receivables	11,188	-	2,737	6,087	20,012	15,674	323	9,159	-	25,156
Other receivables and debit balances	146	-	2,147	267	2,560	2,577	-	1,676	-	4,253
Inventories	-	-	1,883	15,880	15,880	-	-	-	16,521	16,521
Investments in other companies	-	-	-	110	110	-	-	-	110	110
Fixed assets	-	-	-	40,839	40,839	-	-	-	41,766	41,766
Other assets	-	-	-	687	687	-	-	-	415	415
Deferred Taxes	-	-	-	774	774	-	-	-	756	756

	32,859	75	7,190	66,038	106,162	25,006	323	17,735	59,568	102,632

Liabilities
Short-term bank credits	2,444	2,091	8,411	-	12,946	17,240	1,635	4,893	-	23,768
Trade payables (1)	1,128	-	5,501	2,108	8,737	2,704	-	8,457	-	11,161
Other payables and credit balances	264	1,129	9,980	899	12,272	904	-	9,557	-	10,461
Long-term loans (1)	13,858	7,411	-	-	21,269	-	9,328	-	-	9,328
Liability for termination of employee/employer relationship, net	-	1,006	-	-	1,006	-	1,482	-	-	1,482

	17,694	(11,637)	23,892	3,007	56,230	20,848	12,445	22,907	-	56,200

Excess of assets (liabilities)	15,165	(11,562)	(16,702)	63,031	(49,932)	4,158	(12,122)	(5,172)	59,568	46,432

(1) The foreign balances are mainly in Dollars and Japanese Yen.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 20 -	Linked Balances (cont’d)

	December 31, 2002					December 31, 2001

Consolidated	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Autonomous Unit & Non-monetary items NIS (K)	Total NIS (K)	Linked to foreign currency NIS (K)	Linked to the CPI NIS (K)	Unlinked NIS (K)	Non-monetary items	Total NIS (K)

Assets
Cash and cash equivalents (1)	14,934	-	1,591	-	16,525	5,086	-	60	-	5,146
Short-term investments	-	75	423	-	498	-	-	2,168	-	2,168
Trade receivables	6,115	-	498	-	6,613	2,365	-	803	-	3,168
Other receivables and debit balances	114	-	1,694	1,921	3,729	2,889	-	262	-	3,151
Consolidated companies – short-term	-	-	1,949	-	1,949	-	-	3,422	-	3,422
Inventories	-	-	-	4,438	4,438	-	-		4,523	4,523
Investments in Investee companies and other companies	9,613	-	431	15,534	25,578	28,352		1,175	-	29,527
Fixed assets	-	-	-	36,685	36,685				37,559	37,559
Other assets	-	-	-	332	332				-	-
Deferred Taxes	-	-	-	357	357				359	360

	30,776	75	6,586	59,267	96,704	38,692	-	7,890	42,441	89,024
Liabilities
Short-term bank credits (1)	2,444	2,091	8,228	-	12,763	17,240	1,618	4,755	-	23,613
Trade payables	259	-	3,638	-	3,897	260	-	2,815	-	3,075
Other payables and credit balances	-	838	7,360	-	8,198	-	-	5,382	-	5,383
Long-term bank loans (1)	13,858	7,411	-	-	21,269	-	9,328	-	-	9,328
Liability for termination of employee/employer relationship, net	-	645	-	-	645	-	1,193	-	-	1,193

	16,561	10,985	19,226	-	46,772	17,500	12,139	12,952	-	42,592

Excess of assets (liabilities)	14,215	(10,910)	(12,460)	59,267	49,932	21,192	(12,139)	(5,062)	42,441	46,432

(1) The foreign balances are mainly in Dollars and Japanese Yen

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 21 -	Financial Data regarding Segments According to Commercial and Geographical Areas

A.  Sales by Commercial Segments

1. 1. General

(a)	Management recognizes reportable segments using the following method:

The Group’s reportable segments are differentiated mainly according to the nature of the products and the services rendered.

(b)	Description of the reportable segments

Segment of sales to educational institutions (“Segment A”) – this segment includes sale of robotic products, automation products, computerized numerical control (CNC) machining and software for computer-aided design and computer-aided manufacturing (CAD/CAM), developed and produced by the Company and a consolidated company and other products for educational institutions in Israel and abroad and marketed to dealers representing the Company and directly to institutions, including supply centers of the Israeli Ministry of Education, as well as the e-learning activity.

Segment of motion control products (“Segment B”) – this segment includes the development and sale of innovative industrial technologies in the motion control industry. These products are developed and marketed by a proportionately consolidated company.

Business development segment (“Segment C”) – this segment includes R&D and other expenses in MemCall.

Building segment (“Segment D”) – this segment includes income from the lease of a building owned by the Company to outside tenants and Investee companies.

2. Information regarding reportable profit and assets

(a) Measurement of income and assets of the operational segments:

The measurement of income and assets of the reportable operational segments is made on the basis of the same accounting rules applied in preparing these financial statements, as detailed in the note dealing with accounting policies.

Sales between segments are made on the basis of market prices. The segments’ income reflects the profit after taxes, and includes all that segments’ income and expenses.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 21 -	Financial Data regarding Segments According to Commercial and Geographical Areas (cont’d)

           (b) Financial data regarding the reportable operational segments

	Consolidated

	Segment A NIS (K)	Segment B NIS (K)	Segment C NIS (K)	Segment D NIS (K)	Adjustment NIS (K)	Total NIS (K)

Year ended December 31, 2002
Revenues from customers	77,686	10,302	-	5,439	(2,789)	90,638
Inter-segment revenues	-	(169)	-	(2,650)	-	(2,819)

Revenues	77,686	10,133	-	2,789	(2,789)	87,819

Financing income (expenses), net	272	253	-	(1,954)	-	(1,429)

Depreciation and amortization	1,444	157	283	1,138	-	3,022

Segment income (loss)	7,966	1,663	(7,588)	1,501	(169)	3,373

Assets (at end of year)	4,177	1,039	582	35,041	-	40,839

Acquisition of fixed assets	611	113	203	1,286	-	2,213

	Consolidated

	Segment A * U.S.$ (K)	Segment B * U.S.$ (K)	Segment C * U.S.$ (K)	Segment D * U.S.$ (K)	Adjustment * U.S.$ (K)	Total * U.S.$ (K)

Year ended December 31, 2002
Revenues from customers	16,400	2,175	-	1,148	(589)	19,134
Inter-segment revenues	-	(36)	-	(559)	-	(595)

Revenues	16,400	2,139	-	589	(589)	18,539

Financing income (expenses), net	58	53	-	(413)	-	(302)

Depreciation and amortization	305	33	60	240	-	638

Segment income (loss)	1,681	351	(1,602)	317	(36)	711

Assets (at end of year)	882	219	123	7,397	-	8,621

Acquisitions of fixed assets	129	24	43	271	-	467

	Consolidated

	Segment A NIS (K)	Segment B NIS (K)	Segment C(**) NIS (K)	Segment D NIS (K)	Adjustment NIS (K)	Total NIS (K)

Year ended December 31, 2001
Revenues from customers	70,039	18,125	-	5,545	(2,896)	90,813
Inter-segment revenues	-	(567)	-	(2,649)	-	(3,216)

Revenues	70,039	17,558	-	2,896	(2,896)	87,597

Financing income (expenses), net	1,819	716	-	(573)	-	1,962

Depreciation and amortization	613	244	103	1,520	-	2,480

Segment income (loss)	(1,322)	2,758	(6,780)	2,862	-	(2,428)

Assets (at end of year)	5,459	1,083	700	34,524	-	41,766

Acquisitions of fixed assets	941	286	803	770	-	2,800

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 21 -	Financial Data regarding Segments According to Commercial and Geographical Areas (cont’d)

(b) Financial Data by Geographical Areas.

Revenues by geographical areas:

	Consolidated year ended				Company year ended

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

North America	8,028	38,030	40,533	17,108	7,462	7,218	8,197
Israel (1)	2,032	9,627	17,089	18,953	1,698	3,395	5,639
Far East (**)	3,461	16,388	22,294	16,613	6,554	5,305	4,983
Europe	436	2,067	2,398	3,218	4,180	2,398	3,176
South America	2,179	10,324	4,677	4,274	10,324	4,677	4,274
Others	2,403	11,383	606	7,786	9,341	1,405	550

Total	18,539	87,819	87,597	67,952	39,559	24,398	26,819

(1) Includes sales to supply centers of the Israeli Ministry of Education	512	2,425	5,396	7,067

Investments and fixed assets – by geographical areas

	Consolidated year ended			Company year ended

	Dec 31, 2002 U.S.$ (K) *	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)

Israel	8,158	38,646	38,925	36,685	37,559
U.S.A.	463	2,193	2,841	-	-

	8,621	40,839	41,766	36,685	37,559

(*)   Convenience translation into U.S.$
(**) Reclassified

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 22 – Income

	Consolidated year ended				Company year ended

	2002 U.S.$ (K) *	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Production operations	14,659	69,441	66,854	47,670	39,222	23,265	21,858
Trade activities	1,768	8,375	14,824	16,182	-	-	-
Management fees	36	169	566	2,480	337	1,133	4,961
Development services and production licensing	2,076	9,834	5,353	1,620	-	-	-

	18,539	87,819	87,597	67,952	39,559	24,398	26,819

(*)   Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 23 -	Cost of Revenues

		Consolidated year ended				Company year ended

		Dec 31, 2002 * U.S.$ (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)	Dec 31, 2002 NIS (K)	Dec 31, 2001 NIS (K)	Dec 31, 2000 NIS (K)

A	Manufacturing
	operations
	Materials consumed	4,775	22,615	26,733	19,442	8,043	4,926	6,110
	Payroll and related expenses	2,343	11,098	7,951	6,450	5,913	3,386	3,736
	Subcontractors	565	2,680	1,478	2,513	2,896	1,478	2,266
	Others	1,052	4,977	3,787(**)	2,188(**)	2,213	1,817(**)	1,657(**)
	Depreciation and amortization	110	488	493	376	235	312	235
	Decrease (increase) in inventories of work-in-process	(96)	(453)	643	(22)	(453)	643	(22)
	Decrease (increase) in finished products	(668)	(3,163)	1,935	(655)	527	602	(513)

		8,073	38,242	43,020	30,292	19,374	13,164	13,469

B	Commercial
	Operations
	Goods purchased	595	2,815	7,849	6,986	-	-	-
	Decrease (increase) in commercial goods inventories	(2)	(8)	249	379	-	-	-

		593	2,807	8,098	7,365	-	-	-

	Including purchases for tender of the Ministry of Education	332	1,573	4,179	4,915	-	-	-

C	Development services and production licensing
	Payroll and related expenses	132	627	950	603	-	-	-
	Depreciation and amortization	4	17	27	30	-	-	-
	Others	109	517	186	303	-	-	-

		245	1,161	1,163	936	-	-	-

(*)	Convenience translation into U.S.$
(**)	Reclassified

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 24 -

Additional Data Relating to Statements of Operations

		Consolidated For year ended December 31.				Company For year ended December 31.

		2002 (*) U.S.$ (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

A.	Research and
	Development Costs, Net
	Research and development expenses	3,395	16,079	12,576	7,344	3,062	3,811	4,302
	Less grants	(650)	(3,078)	-	(190)	-	-	-

		2,745	13,001	12,576	7,154	3,062	3,811	4,302

B.	Marketing and
	Sales Expenses
	Payroll and related expenses	1,581	7,489	10,029	7,304	2,382	2,194	2,398
	Advertising and trade shows	319	1,513	1,602	833	24	44	48
	Depreciation and amortization	116	549	904	684	206	243	233
	Others	1,048	4,963	3,601	2,043	987	960	457

		3,064	14,514	16,136	10,864	3,599	3,441	3,136

C.	Administrative and
	General Expenses
	Payroll and related expenses	1,785	8,455	6,945	6,144	4,300	6,470	4,439
	Depreciation and amortization	85	401	718	403	190	163	232
	Doubtful debts	38	181	103	124	71	9	86
	Others	1,078	5,107	5,078	3,719	3,005	937	2,193

		2,986	14,144	12,844	10,390	7,566	7,579	6,950

D.	Financial Income
	(Expenses), Net
	Income (expenses) due from long-term debts	70	332	312	325	225	3,142	(1,304)
	Income (expenses) due from short-term credit	(372)	(1,761)	1,650	1,157	(2,371)	(63)	1,356

		(302)	(1,429)	1,962	1,482	(2,146)	3,079	52

E.	Other Income (Expenses)
	Income from building rental, net	317	1,503	2,618	1,191	2,340	2,706	1,805
	Profit (loss) from negotiable securities	36	169	134	(798)	(169)	84	(798)
	Income (loss) from disposals of fixed assets and sale of know-how	-	-	3	1,045	-	-	2,086

		353	1,672	2,755	1,438	2,171	2,790	3,093

(*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 25 -	Taxes on Income

A. Israeli companies are assessed for tax purposes under The Income Tax (Adjustments for Inflation) Law 1985. Under the Law there is a general provision for the preservation of capital from erosion as a result of inflation.

B. Composition of Tax Expense

	Consolidated For the year ended December 31.				Company For the year ended December 31.

	2002 U.S.$ (K) *	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Current taxes	204	968	973	1,324	-	531	-
Deferred taxes	22	103	(68)	(758)	-	2	-

	226	1,071	905	566	-	533	-

(*) Convenience translation into U.S.$

C.  Composition of Deferred Taxes

Deferred taxes arising from timing differences in assets and liabilities as of December 31, 2002 and 2001, result mainly from social benefits to employees (provisions for vacation and severance pay).

The Company did not create income tax receivables on losses carried forward due to the uncertainty of realization.

D. Movement in Deferred Taxes:

	Consolidated				Company

	Items				Items

	Current NIS (K)	Non-Current NIS (K)	Total NIS (K)	Total U.S.$ (K) *	Current NIS (K)	Non-Current NIS (K)	Total NIS (K)

Balance as at December 31, 2001	428	756	1,184	250	-	359	359
Changes in the year	(121)	18	(103)	(22)	-	(2)	(2)

Balance as at December 31, 2002	307	774	1,081	288	-	357	357

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 25 -	Taxes on Income (cont’d)

E.	Below is a reconciliation between the theoretical tax expense (the regular tax rates applied to the reported income before tax) and the tax expense for the Group:

		Consolidated For the year ended December 31.				Company For the year ended December 31.

		2002 U$ (K) *	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

	Income (Loss) before taxes	937	4,444	(1,523)	3,871	5,983	2,272	2,107
	Tax rate	36%	36%	36%	36%	36%	36%	36%

	Theoretical tax	338	1,600	(548)	1,394	2,153	(818)	758

	Increase (decrease) in tax due to:
	Losses utilized during previous years	(655)	(3,102)	(438)	(497)	(2,261)	-	(387)
	Permanent differences and other (mainly expenses that are not allowed to be deducted)	60	288	10	(331)	198	(10)	(371)
	Previous years taxes (1)	20	93	(816)	-	-	-	-
	Losses in respect of which no tax benefits were recorded	579	2,742	2,697	-	(90)	1,361	-
	Tax benefits from an approved enterprise	(116)	(550)	-	-	-	-	-

		(112)	(529)	1,453	(828)	(2,153)	1,351	(758)

	Taxes on income	226	1,071	905	566	-	533	-

(1)	Due to a benefit from receiving “approved enterprise” status. (see section G).
(*)	Convenience translation into U.S.$

F.	Tax rates at which the taxes were calculated:

Current taxes 22% - 36% (see para. G.) Deferred taxes 36%

In a proportionately consolidated company, the tax rate that was taken into account for the calculation of deferred taxes was 22%, which is the weighted tax rate that is expected to apply upon utilization of the benefits due to the “approved enterprise”  (See note 25G).

The Company and consolidated companies have carry forward tax losses, which can be utilized in 2003 amounting to approximately NIS 1 million and NIS 11 million, respectively.

The American consolidated company’s carry forward loss can be utilized between 2005 and 2018.

G.

Certain investments in fixed assets made by proportionally consolidated company have been granted an “approved enterprise” status subject to the law. The company chose the alternative income course, accordingly income from the “approved enterprise” will be exempt from taxes for two years after which a reduced tax rate of 20% will be enacted for the remaining benefit period. The benefit period is a 10 year period beginning in the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. These benefits are contingent on an investment by foreigners of at least 50%. The program was enacted in 2000 and accordingly the benefit period is expected to end in 2009.  Dividends distributed from “approved enterprise” income will be liable for a 15% corporate tax rate. If the company should distribute dividends from exempt income, at 20% tax rate will be withheld of the amount distributed (see note 2 L). The above mentioned benefits are contingent on the company meeting the terms of the law and regulations and an authorization letter according to which the company invested in an “approved enterprise”. Non - fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 25 -	Taxes on Income (cont’d)

H.	Tax Benefits as an “Industrial Company”

The Company is an “Industrial Company”, as defined by the Law for the Encouragement of Industry (Taxation) 1979 and, as such, is entitled to certain benefits stipulated by that Law.

I.	Final tax assessments

The Company and its consolidated companies have final tax assessments under the law up to and including the tax year 1998.
A proportionately consolidated company has been issued final tax assessments up to and including the tax year 1999.

Note 26 -

Earnings (Loss) per Share

Number of Shares in the Calculation of Income/Loss Per Share:

	2002	2001	2000

Number of shares par value, NIS 0.5 per share	10,730,831	10,727,831	10,697,631

The Company reported only basic earnings per share, because the dilutive effect of the outstanding options and conditional shares is immaterial.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 27 -	Extract of the Company’s Financial Statements in Nominal Terms

A.	Balance Sheets

	For the year ended December 31.

	2002 NIS (K)	2001 NIS (K)

Current Assets
Cash and cash equivalents	16,525	4,832
Short-term investments	498	2,036
Trade receivables	6,613	2,975
Consolidated companies	3,729	2,959
Other receivables and debit balances	1,949	3,213
Inventories	4,390	4,200

	33,704	20,215

Investment in Investee companies and others	25,578	27,518

Fixed Assets	30,508	31,071

Deferred Taxes	566	234

	90,356	79,038

Current Liabilities
Credit from banks	12,763	22,172
Trade payables	3,897	2,887
Other payables and credit balances	8,198	5,054

	24,858	30,113

Long-Term Liabilities
Long-term bank loans	21,269	8,759
Liability for termination of employee/employer relationship	645	1,120

	21,914	9,879

Shareholders’ Equity
Share capital and capital reserves	29,283	29,156
Accumulated earnings	15,246	10,835

	44,529	39,991

Treasury shares	(945)	(945)

	43,584	39,046

	90,356	79,038

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 27 -	Extract of the Company’s Financial Statements in Nominal Terms (cont’d)

B.     Statements of Operations

	For the year ended December 31.

	2002 NIS (K)	2001 NIS (K)	2000 NIS (K)

Revenues	39,388	22,864	24,854
Cost of revenues	19,193	12,150	12,483

Gross profit	20,195	10,714	12,371

Operating Expenses
Research and development expenses, net	3,038	3,549	3,955
Marketing and selling expenses	3,554	3,203	2,906
Administrative and general expenses	7,396	7,089	6,525

	13,988	13,841	13,386

Operating Income (Loss)	6,207	(3,127)	(1,015)

Financing (expenses) income, net	(1,771)	3,044	66
Other income	2,372	2,708	2,936

Income before taxes	6,808	2,625	1,987

Taxes on income	—	500	—

Income before Company’s share in results of Investee companies	6,808	2,125	1,987
Company’s share in income (loss) of Investee companies	2,397	(5,004)	1,112

Income (loss) before accumulated effect due to previous years	—	(2,879)	3,099
Accumulated effect of previous years	—	—	(2,020)

Net income	4,411	(2,879)	1,079

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 27 -	Extract of the Company’s Financial Statements in Nominal Terms (cont’d)

C.     Statement of Changes in Shareholders’ Equity

	Number of Shares	Share Capital	Premium on Shares	Capital Reserve	Loans Guaranteed by Shares	Retained Earnings	Total Equity Capital

		NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Balance at January 1, 2000	10,255,292	5,421	12,400	1,475	(2,418)	12,635	29,513
Loan for share purchase	90,539	—	3,751	—	173	—	3,924
Shares forfeiture	120,000	60	4,778	—	—	—	4,838
Exercise of options	231,800	117	569	—	—	—	686
Surplus from waiver of allowance for employee benefits by related party	—	—	—	367	—	—	367
Repayment of loan to purchase shares	—	—	—	—	180	—	180
Net income	—	—	—	—	—	1,079	1,079

Balance at December 31, 2000	10,697,631	5,598	21,498	1,842	(2,065)	13,714	40,587

Exercise of options	30,200	17	55	—	—	—	72
Repayment of loan to purchase shares	—	—	146	—	1,120	—	1,266
Net Loss	—	—	—	—	—	(2,879)	(2,879)

Balance at December 31, 2001	10,727,831	5,615	21,699	1,842	(945)	10,835	39,046

Exercise of options	3,000	1	4	—	—	—	5
Adjustment on translation of financial statements of an autonomous consolidated company	—	—	—	122	—	—	122
Net income	—	—	—	—	—	4,411	4,411

Balance at December 31, 2002	10,730,831	5,616	21,703	1,964	(945)	15,246	43,584

     (*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 28 -	Effect of Variances between Israeli GAAP and U.S. GAAP – In the Consolidated Statements

The significant differences between the Israeli GAAP and the U.S. GAAP relate primarily to the following matters :

A.	Proportional Consolidation

According to Israeli GAAP, an investment in jointly held investee companies is presented according to the proportionate consolidation method. However, according to U.S. GAAP, such an investment is presented according to the equity method

B.	Presentation of liability for termination of employee/employer relationship

According to the rules of generally accepted accounting principles, the sum of a funded provision in a provident fund is deducted from the related liability. Under U.S. GAAP, the offsetting of assets and liabilities in these circumstances is not acceptable.

C.	Depreciation of goodwill

Following are the effects of the differences on the financial statements:

	December 31, 2002				December 31, 2001

	Financial Statements	Effect of Partial Consolidation	According to Equity Method		Financial Statements	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)	US $ (K) (*)	NIS (K)	NIS (K)	NIS (K)

Balance Sheet

Current assets	63,752	(12,504)	51,248	10,819	59,585	(8,178)	51,407
Fixed assets	40,839	(1,039)	39,800	8,402	41,766	(1,084)	40,682
Long-term investment	110	13,571	13,680	2,888	110	10,181	10,291
Other assets	687	-	687	145	415	-	415
Long term deferred taxes	774	(416)	358	76	756	(399)	357
Current liabilities	33,955	(3,439)	30,516	6,442	45,390	(2,440)	42,950
Non-current liabilities	22,275	3,052	25,327	5,347	10,810	(3,295)	14,105(**)

(*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 28 -	Effect of Variances between Israeli GAAP and U.S. GAAP – In the Consolidated Statements (cont’d)

	For year ended December 31, 2002

	Financial Statement	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)	US $ (K) *

Profit and Loss
Revenues	87,819	(9,671)	78,148	16,497
Gross profit	45,609	(7,987)	27,329	7,942
Income (loss) from operations	4,201	(3,673)	528	111
Cash Flows
Current operations	13,641	(4,276)	9,365	1,977
Investment operations	(762)	33	(729)	(153)
Financing operations	436	(249)	187	39

	For year ended December 31, 2001

	Financial Statement	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)

Profit and Loss
Revenues	87,597	(16,991)	70,606
Gross profit	35,316	(5,615)	29,701
Income (loss) from operations	(6,240)	(2,881)	(9,121)

Cash Flows
Current operations	(4,509)	553	(3,956)
Investment operations	(5,345)	267	(5,078)
Financing operations	5,724	(311)	5,413

(*)  Convenience translation into U.S.$

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Note 28 -	Effect of Variances between Israeli GAAP and U.S. GAAP – In the Consolidated Statements (cont’d)

	For year ended December 31, 2000

	Financial Statement	Effect of Partial Consolidation	According to Equity Method

	NIS (K)	NIS (K)	NIS (K)

Profit and Loss
Revenues	67,952	(18,866)	49,086
Gross profit	29,359	(4,892)	24,467
Income (loss) from operations	951	(1,630)	(679)

Cash Flows
Current operations	9,131	(5,554)	(3,577)
Investment operations	(19,486)	1,781	(17,705)
Financing operations	17,287	(25)	17,262

C.	Proforma Information with Regard to the Effect of FAS-123:

Following is the proforma data of the net income and basic income per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Financial Statements	Effect of FAS 123	Pro-forma

	NIS (K)	NIS (K)	NIS (K)	US $ (K) *

Revenues	3,373	(138)	3,253	683

Revenues per share	0.31	(0.01)	0.3	0.06

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.

The assumptions used are:
1. Expected life length of the options – 4 years.
2. Expected dividend distribution rate – 0%.
3. Expected standard deviation – 60%.
4. No-risk interest rate – 6%.

RoboGroup T.E.K. Limited

Notes to Financial Statements
(Adjusted NIS in Thousands to December 2002)

Appendix to Financial Statements

Consolidated Companies, Wholly Owned and Controlled

Name of Company	Principal Activity

Intelitek Inc.

Marketing, technical support and maintenance of the Company’s products and manufacture and development of computerized numerical control (CNC) machining for training and industry, and software for computer-aided design and computer-aided manufacturing (CAD/CAM), under the name of Light Machine Corp. in North America.

Robotec Technologies Ltd.

Marketing, installing and maintaining the Company’s products and science and technology products in Israel, and supplying products and solutions to kindergartens, schools, universities and other educational institutes.

Eshed Robotec BV.	Management of investments in new activities.

Sim-Lev Ltd.	Development of software for instruction on PLCs (Programmable Logic Controllers)

Robotec Industries Ltd.	Dormant

Computras Computerized Training Systems Ltd.	Design, development, manufacturing and marketing of learning modules and software.

Computras Marketing Training Systems Equipment (1988) Ltd.	Marketing learning modules and software for computerizing schools and educational institutions.

Burelco N.V	Holding company

Consolidated Companies

Name of Company	Principal Activity

Yaskawa Eshed Technology Ltd.	50% Development and manufacture of motion control systems and robotics.

MemCall Inc., MemCall Ltd., MemCall LLC	82% Development of a technology for speeding up the location and retrieval of information in computers and communication networks.

25% Owned Companies

Name of Company	Principal Activity

SwapStation.com NV	Dormant

EXHIBIT INDEX

Exhibit No.		Description of Exhibit	Page No.

3.1	*	Memorandum of Association of the Registrant

3.2	***	Articles of Association, as amended, of the Registrant

4.1	***	Specimen of Ordinary Share Certificate

10.1	***	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries, LLC and the Registrant

10.2	**	1996 Employee Stock Option Plan

10.3		2003 Stock Option Plan for Israeli employees

10.4		2003 Stock Option Plan for Directors

10.5		2003 Stock Option Plan for Non Israeli Employees

21		List of Subsidiaries of the Registrant

99.1		Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2		Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3		Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4		Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
___________________
*	Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

Exhibit 99.1

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Rafael Aravot, certify that:

1. I have reviewed this annual report on Form 20-F of Robogroup T.E.K. Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June      , 2003

/s/ Rafael Aravot *

Rafael Aravot
Chief Executive Officer

*The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Hanan Eibushitz, certify that:

1. I have reviewed this annual report on Form 20-F of Robogroup T.E.K. Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June      , 2003

/s/ Hanan Eibushitz *

Hanan Eibushitz
Chief Financial Officer

*The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Robogroup T.E.K. Ltd (the “Company”) on Form 20-F for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rafael Aravot, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

          (1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Rafael Aravot *

Rafael Aravot
Chief Executive Officer

June, , 2003

*The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Robogroup T.E.K. Ltd (the “Company”) on Form 20-F for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hanan Eibushitz, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

          (1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Hanan Eibushitz	*

Hanan Eibushitz
Chief Financial Officer

June,	, 2003

*The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.