Form 20-F/A
period 2002-12-31
ROBOGROUP TEK LTD
filed 2003-08-12
CIK 743399

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 0-19435

ROBOGROUP T.E.K. LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

13 Hamelacha Street, Afeq Industrial Park, Rosh Ha’Ayin, 48091, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.5 per share
as of December 31, 2001……………………..11,221,152

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

ITEM 3. KEY INFORMATION

A. Selected Financial Data

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

2

Consolidated Statements of Income

	Year Ended December 31,					Convenience Translation into U.S.$
	1998	1999	2000	2001	2002	2002
	Adjusted NIS (December 2002) (in thousands, except per share data)
Revenues	95,046	61,154	67,952	87,597	87,819	18,539
Cost of revenues	68,220	34,222	38,593	52,281	42,210	8,911

Gross profit	26,826	26,932	29,359	35,316	45,609	9,628

Operating expenses
Research and development expenses, net	5,140	5,200	7,154	12,576	13,001	2,745
Marketing and selling expenses	11,759	11,310	10,864	16,136	14,514	3,064
General and administrative expenses	7,053	7,650	10,390	12,844	13,893	2,933

	23,952	24,160	28,408	41,556	41,408	8,742

Operating income (loss)	2,874	2,772	951	(6,240)	4,201	886
Financial income (expenses), net	(1,374)	(1,693)	1,482	1,962	(1,429)	(302)
Other income (expenses)	(473)	1,151	1,438	2,755	1,672	353

Income (loss) before taxes on income	1,057	2,230	3,871	(1,523)	4,444	937
Taxes on income	8	(89)	566	905	1,071	226

Income (loss) before company's share
of operating results of investee companies	1,065	2.141	3,305	(2,428)	3,373	711
Company's share of (losses) income
of investee companies	(431)	(317)	(1,034)	-	-	-

Income (loss) before accumulated effect
for prior years because of changes in
accounting policy	634	1,824	2,271	(2,428)	3,373	711
Accumulated effect for prior years
because of changes in accounting policy	-	-	(2,182)	-	-	-

Net income (loss)	634	1,824	89	(2,428)	3,373	711

Basic and diluted net income (loss)	0.06	0.18	0.21	(0.21)	0.31	0.07
per share before accumulated effect
for prior years because of changes
in accounting policy

Basic and diluted net income (loss) per share	0.06	0.18	0.01	(0.21)	0.31	0.07

Number of shares used to compute basic
and diluted net income per share	9,876,519	9,581,974	10,697,631	10,727,831	10,730,831	10,730,831

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

        Right to information. Pursuant to the Companies Law shareholders have the right to inspect protocol of the general meeting, shareholders register, documents in the company’s possession that relate to an act or transaction with a related party that requires approval at a general meeting, by-laws, financial report and any document which the company must submit under the law and which is available for public inspection.

        Inspection of company documents. A shareholder may demand from us, stating the purpose of the demand, to inspect any document in the company’s possession that relates to an act or transaction with a related party that requires approval at a general meeting.

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

Annual and Extraordinary Meetings

        The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required and the meeting will be held not later than seventy-five days from the date the notice of the meeting was published.An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders that have in the aggregate at least 5% of our issued capital and at least 1% of our voting rights or one or more shareholders that have in the aggregate at least 5% of our voting rights. The board of directors will convene the meeting within twenty one days from the demand of the directors or of the shareholders. An extraordinary meeting must be held not more than seventy-five days from the publication date of the announcement of the meetingand at-least twenty-one days before the publication date. See “Item 10B. Rights Attached to Shares-Voting Rights.” The notice for shareholders will include the agenda, the proposed resolutions and the procedure to vote by means of written ballot.

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

ITEM 19.  EXHIBITS

Index to Exhibits

Exhibit	Description
3.1*	Memorandum of Association of the Registrant
3.2***	Articles of Association of the Registrant
4.1***	Specimen of Ordinary Share Certificate
10.1***	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries,
LLC and the Registrant
10.2**	1996 Employee Stock Option Plan
10.3****	2003 Stock Option Plan for Israeli Employees
10.4****	2003 Stock Option Plan for Directors
10.5****	2003 Stock Option Plan for Non Israeli Employees
21****	List of Subsidiaries of the Registrant
99.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

****	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOGROUP T.E.K. LIMITED BY: /S/ Rafael Aravot —————————————— Rafael Aravot, Chairman of the Board and Chief Executive Officer
BY: /S/ Haim Schleifer —————————————— Haim Schleifer, Director

Date: August 12, 2003

1181751.2

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page No.
3.1*	Memorandum of Association of the Registrant
3.2***	Articles of Association, as amended, of the Registrant
4.1***	Specimen of Ordinary Share Certificate
10.1***	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries, LLC and the Registrant
10.2**	1996 Employee Stock Option Plan
10.3****	2003 Stock Option Plan for Israeli employees
10.4****	2003 Stock Option Plan for Directors
10.5****	2003 Stock Option Plan for Non Israeli Employees
21***	List of Subsidiaries of the Registrant
99.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

2

***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

****	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

Exhibit 99.1

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Rafael Aravot, certify that:

1.     I have reviewed this amendment to the annual report on Form 20-F of Robogroup T.E.K. Ltd;

2.     Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the “Evaluation Date”); and

c)     presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this amendment to the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 12, 2003 BY: /S/ Rafael Aravot * —————————————— Rafael Aravot Chief Executive Officer

* The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 99.2

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Hanan Eibushitz, certify that:

1.     I have reviewed this amendment to the annual report on Form 20-F of Robogroup T.E.K. Ltd;

2.     Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the “Evaluation Date”); and

c)     presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this amendment to the annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 12, 2003 BY: /S/ Hanan Eibushitz * —————————————— Hanan Eibushitz Chief Financial Officer

*The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Annual Report of Robogroup T.E.K. Ltd (the “Company”) on Form 20-F for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rafael Aravot, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

BY: /S/ Rafael Aravot * —————————————— Rafael Aravot Chief Executive Officer August 12, 2003

*The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Annual Report of Robogroup T.E.K. Ltd (the “Company”) on Form 20-F for the period ending June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hanan Eibushitz, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)        The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)        The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

BY: /S/ Hanan Eibushitz * —————————————— Hanan Eibushitz Chief Financial Officer August 12, 2003

*The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.