Form 20-F
period 2003-12-31
ROBOGROUP TEK LTD
filed 2004-06-29
CIK 743399

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to Commission file number: 0-19435

ROBOGROUP T.E.K. LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

13 Hamelacha Street, Afek
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

Ordinary Shares, par value NIS 0.5 per share
as of December 31, 2003           11,237,352

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

A.       Selected Financial Data

          The following selected consolidated financial data for the three years ended December 31, 2003 and at December 31, 2002 and 2003 are derived from our consolidated financial statements set forth elsewhere in this annual report, which have been prepared in accordance with Israeli GAAP and United States GAAP and audited by Chaikin, Cohen, Rubin and Gilboa, independent certified public accountants in Israel, whose report with respect to these financial statements appears in this annual report. The selected consolidated financial data for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 are derived from our other audited financial statements, not appearing in this annual report, which have also been prepared in accordance with accounting principles generally accepted in Israel and the United States and examined by Chaikin, Cohen, Rubin and Gilboa.

          The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2003 (NIS 4.379 = $1.00).

Consolidated Statements of Income

	Year Ended December 31,					Convenience Translation into U.S.$

	1999	2000	2001	2002	2003	2003

	Adjusted NIS (December 2003) (in thousands, except per share data)
Revenues	60,001	66,671	85,941	86,159	56,116	12,815
Cost of revenues	33,577	37,866	51,293	41,412	32,598	7,444

Gross profit	26,424	28,805	34,648	44,747	23,518	5,371

Operating expenses
Research and development expenses, net	5,102	7,019	12,338	12,755	12,651	2,889
Marketing and selling expenses	11,098	10,659	15,831	14,240	12,622	2,883
General and administrative expenses	7,505	10,194	12,601	13,630	14,569	3,327

	23,705	27,872	40,770	40,625	39,842	9,099

Operating income (loss)	2,719	933	(6,122)	4,122	(16,324)	(3,728)
Financial income (expenses), net	(1,661)	1,454	1,925	(1,402)	(3,783)	(864)
Other income (expenses),net	1,130	1,411	2,703	1,640	2,032	464

Income (loss) before taxes on income	2,188	3,798	(1,494)	4,360	(18,075)	(4,128)
Income tax expenses (benefit)	88	555	888	1,051	(82)	(19)

Income (loss) before company’s share in results of Investee companies	2,100	3,243	(2,382)	3,309	(17,993)	(4,109)
Company’s share in losses of Investee companies	(310)	(1,015)	-	-	-	-

Income (loss) before accumulated effect for prior years because of changes in accounting policy	1,790	2,228	(2,382)	3,309	(17,993)	(4,109)

Accumulated effect for prior years because of changes in accounting policy	-	(2,141)	-	-	-	-

Net income (loss)	1,790	87	(2,328)	3,309	(17,993)	(4,109)

Basic and diluted net income (loss) per share before accumulated effect for prior years because of changes in accounting policy	0.18	0.20	(0.22)	0.31	(1.67)	(0.38)

Basic and diluted net income (loss) per share	0.18	0.01	(0.22)	0.31	(1.67)	(0.38)

Number of shares used to compute basic and diluted net income per share	9,581,974	10,697,631	10,727,831	10,730,831	10,744,031	10,744,031

Balance Sheets Data

	At December 31,					Convenience Translation into U.S.$

	1999	2000	2001	2002	2003	2003

	Adjusted NIS (December 2003) (in thousands)
Working capital	23,513	32,478	13,927	29,234	8,310	1,898
Total assets	81,522	105,152	100,697	104,156	83,844	19,147
Long-term debt	24,615	27,173	10,606	21,855	17,716	4,045
Shareholders equity	38,375	46,537	45,557	48,988	30,448	6,954

Exchange Rate Information

          The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange.

          Such rates are provided solely for the convenience of the reader and should not be construed as a representation that NIS amounts actually represent such dollar amounts or that such NIS amounts could have been, or could be, converted into dollars at that rate or at any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere herein. See Note 2.D to our consolidated financial statements included elsewhere in this annual report.

Period	Average (1)	High	Low	At Period End

Year ended December 31, 1999	NIS 4.414	NIS 4.198	NIS 4.013	NIS 4.153
Year ended December 31, 2000	4.078	4.198	3.967	4.041
Year Ended December 31, 2001	4.206	4.416	4.041	4.416
Year Ended December 31, 2002	4.738	4.994	4.416	4.737
Year Ended December 31, 2003	4.546	4.924	4.283	4.379

(1)	The average of the representative rates on the last business day of each month during the relevant period.

2004	High	Low

January	NIS 4.483	NIS 4.371
February	4.493	4.437
March	4.535	4.483
April	4.599	4.515
May	4.634	4.555

          On June 17 2004, the representative rate was NIS 4.499 = $1.00.

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

Business and Market Risks

          We have a history of operating losses and we may not be able to return to profitable operations. In the year ended December 31, 2003 we recorded a net loss of NIS 18 million ($4.1 million) and at December 31, 2003 our accumulated deficit was NIS 24 million ($5.5 million).  No assurance can be given that we will be able to return to profitability or maintain profitable operations thereafter.

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

          Revenues from sales of products developed and manufactured by us are  also difficult to forecast because their sales cycle, from initial evaluation to purchase and the provision of support services, is lengthy and varies substantially from customer to customer. Product orders for shelf products are typically shipped about a month after receipt (except for CIM systems and other large-scale projects ) and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues. As a result, sales in any quarter are substantially dependent on orders booked and shipped in that quarter. Due to all of the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

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

          We may be adversely affected by fluctuations in currency exchange rates. While revenues from sales of products we manufacture are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in currency hedging transactions. There can be no assurance that such transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operation. In addition, if for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, consequently on our business, operating results and financial condition.  As of December 31, 2003, we held no outstanding futures contracts.

          Sales of some of our products involve a lengthy sales cycle.  Some of our products are typically used to develop applications that are critical to a customer’s business and the purchase of some of our products, especially one of our computer integrated manufacturing systems, is often part of a customer’s re-engineering initiative. As a result, the licensing and implementation of our software products generally involves a significant commitment of management attention and resources by prospective customers. Accordingly, our sales process is often subject to delays associated with the long approval process that typically accompanies significant initiatives or capital expenditures. For these and other reasons, the sales cycle associated with the purchase of our products is often lengthy and subject to a number of significant delays over which we have little or no control. There can be no assurance that we will not experience these and additional delays in the future.

          We are dependent on the market for technical education.  We have historically derived a substantial part of our revenues and most of our gross profit and expect to continue to derive a significant portion of our gross profit from sales of our robotics products that are aimed at the technical education market. Our future performance will depend significantly on our ability to recognize, define and develop products that will meet this market’s changing demands. If we fail to meet such changes, our business, operating results and financial condition would be materially and adversely affected.

          We are dependent on distributors for the distribution of our products.  Our Educational Sector primarily distributes its products through distributors who market those products to end-users. This sector’s success depends to a substantial degree on the marketing and sales efforts of such third parties in marketing its products. There can be no assurance that these distributors will give priority to the sales of our products. In most cases, the distributors to whom our Educational Sector sells its products are not contractually required to make future purchases of products and could, therefore, discontinue carrying our products at any time.

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

          We face competition in most areas in which we operate.  We face competition in the Israeli market from both locally manufactured and imported products.  In addition, there is significant competition for the products we market in Israel on behalf of third party suppliers. Competition exists in all the markets to which we export our range of products where our major competitors are usually local companies. However, some competitors operate worldwide; some of whom have greater financial resources than us. Our ability to compete successfully is based, among other things, on the quality and pricing of the competing products in comparison to ours, as well as our available resources for the purpose of investment, development and marketing.  There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

          We are subject to risks of business interruption and are dependent on a limited group of suppliers and subcontractors. Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Some of these components are no longer manufactured by the original manufacture. Our reliance on a single or a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain components and reduced control over pricing and timely delivery of components. Although we believe that additional sources of supply are available should one or more of our suppliers be unable to meet our needs, there can be no assurance that supplies will be available on an acceptable basis. An inability or significant delay in obtaining such components and subassemblies could have a material adverse effect on our operations, financial condition and results of operation.

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

          Our future success may depend on our ability to protect our intellectual property.  In general, our products are not protected by patents. In 1997, however, we registered a patent in Israel, for the method and apparatus used for the direct teaching of automatic machines. This patent passed the International preliminary examination of the Patent Corporation Treaty, or PCT, and is now examined in the national stage.  This patent application was filed in the U.S., and the European Level made an initial review that did not raise significant opposition. The application was forwarded to the individual European countries which we designated.

          In December 1998, YET filed an application for a patent in Israel and in December 1999 it filed an international application in accordance with the PCT procedure regarding an improved servo mechanism control system and method.  After receiving preliminary approval from the PCT, the patent was filed and accepted in the U.S. in June 2003.

          In 2002, YET filed an additional application for a patent in accordance with the PCT procedures regarding a high resolution position sensor device and method.  In 2002 the patent application was approved by the PCT and is now examined in the national stage. In 2003 YET filed an application for a patent in accordance with the PCT procedures regarding the system and method to eliminate the dead time influence in a PWM driver. This application is examined now in the U.S.

          During the years 2000 and 2004 our majority owned subsidiary, MemCall LLC, submitted eleven patent applications relating to its new memory technology with call-out functions to the PCT. In 2004, in accordance with our board of directors decision to reduce MemCall’s activities, MemCall’s management decided due to budget constraints  to continue to maintain six of the eleven patent applications. Our first patent application regarding this technology was approved in the U.S. in December 2003. MemCall Ltd. is owned by MemCall LLC, in which entity we hold a 78% interest.  MemCall Ltd. and MemCall LLC are collectively called MemCall.

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

          Our investment in MemCall may not result in any marketable products or any income in the future.  As of December 31, 2003we have invested $4.45 million in the development of MemCall.  During 2003, MemCall invested significant efforts in negotiating with potential strategic partners (manufacturers and marketers in the global silicon market), none of which matured into a contract.  In December 2003, our board of directors decided to reduce our continued investment in Memcall. MemCall is searching for alternative ways to implement solutions required by potential customers without investing in the development of a full custom chip. Accordingly, no assurance can be given that MemCall’s technology will result in any marketable products or that our investment in MemCall will provide a return on our investment.

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

          Generally, under the Israeli Companies Law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting.  In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, in the event that there is already another 25% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel.  The requirements of Israeli Companies Law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

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

          We may incur increased costs as a result of recently enacted changes in laws and regulations relating to corporate governance matters and public disclosure.  Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, rules adopted or proposed by the SEC and by the NASDAQ Stock Market and new accounting pronouncements will result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements.  To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonable necessary resources to comply with evolving standards.  This investment may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities.  In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including directors and officers liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers.  We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

Risks Associated with Operations in Israel

          Conducting business in Israel entails special risks.  We are incorporated under the laws of, and our main offices and our production facilities are located in the State of Israel.  Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.  Many of our male executive officers and employees in Israel are obligated to perform up to 36 days, depending on age, rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

          The economic conditions in Israel have not been stable in recent years.  In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2002 and 2003, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers.  Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

          We are subject to the impact of inflation and currency fluctuations.  Since some of our expenses are denominated in NIS but relate to the portion of our sales which are denominated in U.S.$, the translation of these expenses into U.S.$ is influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S.$.  The inflation rate in Israel was 1.3% in 1999, 0% in 2000, 1.41% in 2001, 6.5% in 2002 and (1.9)% in 2003. At the same time, the devaluation of the NIS against the U.S.$ was (0.17%) in 1999, (2.7)% in 2000, 9.2% in 2001, 7.3% in 2002 and (7.6)% in 2003.  We could be adversely affected in the future as a result of currency and or inflation fluctuations.

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

          Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us.  Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

          Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.  We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

ITEM 4.	INFORMATION ON THE COMPANY

A.      History and Development of the Company

          Our legal and commercial name is RoboGroup T.E.K. Ltd. We were incorporated under the laws of the State of Israel in 1982 as Robotec (G.A.L.) Industrial Robotic Technology Ltd. for an indefinite term. In 1983 we changed our name to Eshed Robotec (1982) Ltd. On May 15, 2001, we changed our name to RoboGroup T.E.K. Ltd. Our registered office and principal executive offices are located at 13 Hamelacha Street, Afek Industrial Park, Rosh Ha’Ayin 48091 Israel and our telephone number is 972-3-9004111. Our address on the internet is http://www.robo-group.com. The information on our website is not incorporated by reference into this annual report.

          We operate through three business sectors. The first sector focuses on our traditional business activities, the education field. This sector includes our research and development sections, the operations section, and the marketing and sales of our products and products manufactured by third parties, to the Israeli and international training and education markets.

          In April 2003, our board of directors decided to change the management of the educational sector. The new management team, composed of Mr. Rafael Aravot, our chief executive offcier, and Messrs. Haim Schleifer and Noam Kra-Oz, our co-managing directors, have in addition to their new duties, continued to perform their other duties as officers of our company.

          During 2003 and 2004, we implemented cost-cutting measures in the education sector, including personnel cuts and consolidation of related activities, mainly due to the sector’s failure to meet the 2003 budget expectations with regard to sales and business targets and in order to improve our profitability. We expect to reduce our expenses in the next 12 months, by June 2005, by approximately $1 million. We expect that these measures will improve both our financial results in the second half of 2004, and our negative cash flow.

          In November 2003, we received an order for training products in the amount of approximately $1 million. During the first quarter of 2004 we recorded revenues of approximately $0.7 million from this order.

          During the first half of 2003 we completed the delivery of e-learning products for an over $4 million project that we received in 2001. In addition, we continued our substantial research and development efforts in developing our e-learning and distance learning products, LearnMate and TrainNet.

          The second sector consists of our subsidiary YET, which is engaged in the development and manufacture of motion control products for the industrial market. In 2000, YET entered into a five-year service agreement with us, pursuant to which YET will pay us service and management fees. The yearly fee for such services for the years 2003 and 2004 was NIS 0.9 million per year.

          During 2003 YET received approximately $2,860,000 for development services from YEC and sold approximately $300,000 of YET’s products.

          In 2003, YET’s board of directors decided to continue with the advanced development stages of its Advanced Servo Driver, the XtraDrive.

          During 2003, YET focused on international marketing efforts.

          In October 2003, we signed an agreement with YET for the supply of synchronous and asynchronous e-learning system for YET’s product XtraDrive, which includes training content for the use of XtraDrive, LearnMate LCMS and LernMate live. The training products are intended for customers, agents and applications engineers of YET. The order amounted to approximately $850,000. The systems were supplied to YET in March 2004.

          Our third business sector is comprised of our start-up company MemCall. MemCall was engaged in the development of a new search technology which is intended to reduce the time for locating and retrieving data in computers and communications networks.

          During 2003, MemCall invested significant efforts in negotiating with potential strategic partners (manufacturers and marketers in the global silicon market). MemCall conducted negotiations with several potential strategic partners, none of which matured into a contract.  In December 2003 our board of directors decided to reduce our continued investment in Memcall.  Accordingly, MemCall has released most of its employees and will continue to employ only few employees on a limited level. MemCall is primarily focused on maintaining its intellectual property rights and in efforts to attract strategic partners as well as potential customers or buyers for it’s technology. MemCall is searching for alternative ways to implement solutions required by potential customers without investing in the development of a full custom chip.

          Our investment in MemCall in 2003 amounted to approximately NIS 4.8 million ($1.1 million). Our aggregate investment in MemCall as of December 31, 2003, amounted to approximately $4.45 million, of which $2 million was invested in the form of equity and the balance ($2.45 million) in the form of a convertible loan. All of the investments in MemCall are recorded by us as current expenses in the quarter in which they are made.

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

          TEAM is a comprehensive educational program that was designed to give educators effective tools for preparing students for careers in engineering, manufacturing and industrial technology. It includes LearnMate (learning management system and control) and simulation software and hardware products. TEAM covers a wide range of modern manufacturing and engineering technologies, such as robotics and automated welding, sensors, machine vision, quality control, pneumatics and hydraulics, programmable logic controllers (PLC), data acquisition and process control, automatic identification systems, CNC milling and turning, CAD/CAM design and manufacturing. Schools can purchase a complete TEAM laboratory or a smaller selection of tekLINKs, as space and budget allow. Additional TekLINKs can be added at any time to expand the lab.

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

          SCORBOT-ER 2u

          The SCORBOT-ER 2u is designed for teaching robotics in the classroom or lab. This vertically articulated robot is fully enclosed and ensures maximum student safety.  The SCORBOT-ER 2u combines a sturdy yet sophisticated mechanical arm with state of the art robotic control technology and software. The system is based on a powerful 32-bit RISC micro controller and a plug and play USB connection to the PC.

          ASRS2

          An integral part of a CIM system, the ASRS2 is a rectangular automated storage and retrieval system (ASRS) with two parallel stacks containing 72 storage bays.  A dedicated Cartesian robot tends the two bays and transfers raw materials and parts to and from the CIM conveyor.

          ASRS-36

          An integral part of a CIM system or a stand-alone Cartesian robot, the ASRS-36 is a rectangular automated storage and retrieval system (ASRS) containing 36 storage bays. The robot transfers raw materials and parts to and from the CIM conveyor. This robot is now available in 4 configurations: a 36 or 72 bay configuration with an ACL-type A controller and a 36 or 72 bay configuration with a USB controller.

Industrial Robotic System

          Motoman-SV3 with Controller-BRC

          The Motoman-SV3 with Controller-BRC is an industrial robotic system suited for applications such as arc welding, assembly, dispensing, materials handling and machine tending.  The fully articulated, six-axis robot arm is a product of YEC.  The robot controller and software are produced by our YET subsidiary.  Controller-BRC is an AC servo controller whose 32-bit micro controllers provide high performance and flexibility for the SV3 robot.

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

          Scorbase provides limited multi-tasking capabilities and a communication mechanism that enables it to be used with our in ER-Micro CIM system.

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

          During 2003 we continued our substantial research and development efforts in developing our e-learning and distance learning products, LearnMate and TrainNet.

          LearnMate is a learning environment that delivers lessons over the internet, and combines content and management for asynchronous courses (each student can participate at his own time) and synchronous courses (live lessons with a distant teacher at a specific time), and includes:

•	Learnmate Content – a system containing hundreds of hours of interactive training in Industrial Technology for either “virtual learning” or for a “hands-on” lab environment.

•

LearnMate LCMS (Learning Content Management System) - a virtual campus, that manages online learning including registration, reports, administration, content creation, content delivery and community collaboration.

•

LearnMate Live - a long distance learning system that allows instructors to conduct and manage live lessons to remote sites via the internet, including the tools to create content and manage the virtual classroom and  to reach numerous remote students.

          TrainNet is a live interactive distance learning system, which enables instructors to conduct and manage live lessons from a central location to any number of remote sites, over broadband communication channels such as satellite or DSL. TrainNet provides students with experience which is similar to a classroom lesson, they can see, hear and interact with the teacher in real time. Students can also communicate with each other by use of chat rooms and e-mail, and can activate applications from long distance. The TrainNet product line was acquired from Mentergy Ltd. in December 2002, and we have diligently worked on this system’s development since.

          XtraDrive

          XtraDrive is YET’s first product and is a next generation intelligent servo driver with an integrated positioner. The XtraDrive is based on a new propriety control technology offering solutions for the most demanding applications. The XtraDrive includes a software tool, called XtraWare, for the setup, optimal tuning and user programming of the XtraDRive AC servo driver.

          XtraDrive DP

          XtraDrive DP, or XDP, is an additional servo driver developed and manufactured by YET.  The XDP use the Profibus communication protocol, which is widely used in the European market.

Marketing and Customers

          Typical Educational Sector customers are universities, colleges, high schools (technical and vocational), junior high schools and research and developments institutions. The products of our Educational Sector, which provide a relatively low-cost alternative to the purchase of industrial equipment for teaching purposes, incorporate special design features for ease of teaching.

          The Educational Sector currently markets its products through our subsidiaries and independent distributors in Europe, Asia and South America. Since 1997, these products have been distributed to the educational market in the U.S. and Canada through Intelitek.

          Most of the Educational Sector products are aimed at the export market. The principal markets for our products and third party products marketed by our Educational Sector are the U.S., the Far East, Israel, Europe and South America which accounted for 43.8%, 16.0%, 14.5%, 9.8% and 6.6%, respectively, of the sector’s sales in 2003. Most of our sales in the Israeli market relate to third-party products. Most of the Educational Sector’s products resulting from our research and development are aimed at the export market.

          In 2003, YET focused on international marketing efforts:

•	in November 2003, YET signed a distribution agreement with a European corporation, controled by YEC and an European company, for the distribution of YET’s products in Europe.

•

during 2003, YET began to develop independent marketing channels in the U.S. market. YET established a fully owned subsidiary in the U.S., YET US Inc., which is engaged in marketing and distribution of YET’s products in the U.S. In the last quarter of 2003 YET US Inc. hired a managing director and several additional employees for marketing activities and technical support.

•	during 2003, YET continued its efforts to market XtraDrive product in Israel.

Manufacturing and Supply

          Our Educational Sector manufactures most of its products in-house. Operations mainly include assembly, integration and quality control. Machining and some other basic operations are provided by sub-contractors.

Patent and Proprietary Rights

          In general, our products are not protected by patents. In 1997, however, we registered a patent in Israel, for the method and apparatus used for the direct teaching of automatic machines. This patent passed the International preliminary examination of the Patent Corporation Treaty, or PCT, and is now examined in the national stage.  This patent application was filed in the U.S., and the European Level made an initial review that did not raise significant opposition. The application was forwarded to the Individual European Countries which we designated

          In December 1998, YET filed an application for a patent in Israel and in December 1999 it filed an international application in accordance with the PCT procedure regarding an improved servo mechanism control system and method.  After receiving preliminary approval from the PCT, the  patent was filed and accepted in the U.S. in June 2003.

          In 2002, YET filed an additional application for a patent in accordance with the PCT procedures regarding a high resolution position sensor device and method.  In 2002 the patent application was approved by the PCT and is now examined in the national stage. In 2003 YET filed an application for a patent in accordance with the PCT procedures regarding the system and method to eliminate the dead time influence in a PWM driver. This application is also examined now in the U.S.

          During the years 2000 and 2004 our majority owned subsidiary, MemCall LLC, submitted eleven patent applications relating to its new memory technology with call-out functions to the PCT. In 2004, in accordance with our board of directors decision to reduce MemCall’s activities, MemCall’s management decided due to budget constraints  to continue to protect six of the eleven patent applications.. Our first patent application regarding this technology was approved in the U.S. in December 2003. MemCall Ltd. is owned by MemCall LLC, in which entity we hold a 78% interest.

Competition

          We face competition in the Israeli market. This competition is not material in the robotics field, but is more significant with respect to the Light Machine product line manufactured by Intelitek Inc., our fully owned subsidiary. There is also significant competition for the products of third party suppliers that we market in Israel through our subsidiary Robotec Technologies Ltd. In addition, a local company, competes with us, using ex-employees of ours for such purpose.

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

          Significant competition exists both in Israel and worldwide for the motion control products developed by YET. The major competitors include Siemens, Mitsubishi and Rockwell.

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

          Eshed Robotec B.V., a wholly owned subsidiary incorporated in the Netherlands, used to manage our activities in Europe.

          Robotec Technologies Ltd. (“RTL”), a wholly owned subsidiary established in Israel, is engaged in the marketing, distribution, installation and maintenance of our products and other companies’ products for the scientific and technological educational market in Israel.

          Computras Computerized Training Systems Ltd. (“Computras”), a wholly owned subsidiary established in Israel, is engaged in the development, production and marketing of educational software and training software. During 2003 the activity of Computras and RTL were consolidated.

          Yaskawa Eshed Technology Ltd. is an Israeli corporation in Israel in which we own a 50% equity interest. YEC holds the remaining 50% interest in YET. YET is engaged in the development and manufacturing of motion control products for the industrial market, which are mainly marketed by YEC, and also provides development services to YEC in that field. In 2003 YET started to market and sell its products independantly. YET has established a Delaware subsidiary, YET US Inc., which is engaged in marketing and distribution of YET’s products in the U.S.

          MemCall  is a development stage company that was engaged in the development of a new electronic chip which will streamline searches performed in a computer’s memory. MemCall LLC, a Delaware limited liability company, is a 78% owned subsidiary of our wholly owned subsidiary Eshed Robotec B.V. MemCall LLC holds 100% of MemCall Ltd., an Israeli corporation.  In 2004 MamCall significantly reduced its operations.

D.      Property, Plants and Equipment

          In January 1993, we entered into a lease for a parcel of land in the industrial park Rosh Ha’Ayin with the Israel Land Authority, where we constructed a 83,000 square feet building for offices and production facilities. The lease for the land expires in 2042 and can be renewed for an additional 49 years. We and three of our subsidiaries currently occupy approximately 60% of the new facility.

          We have leased approximately 13,400 square feet in the building to Siemens Israel Ltd., for a period of five years commencing May 2000. Siemens has an option to extend its lease for additional periods of up to five years.

          Approximately 8,700 square feet have been leased to Lynx Photonic Networks Ltd. for a period of five years commencing January 2000. Lynx Photonic has an option to extend its lease period for an additional five years.

          Approximately 5,900 square feet have been leased to Amital Data Ltd. for a period of five years commencing March 2004. Amital Data has an option to extend its lease for additional period of three years.

          Our total net income from these leases was $462,000 in 2003.

          Intelitek’s lease for its facility in Manchester, New Hampshire, will terminate in July 2004. The annual rent is approximately $126,000. We intend to renew this lease.

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

General

          Our financial statements are prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency. Accordingly, the nominal figures in the financial statements (we maintain our books of account in nominal NIS) are adjusted to NIS in the last month of the reported period (December 2003).  The adjustment is made in accordance with principles specified in the pertinent opinion issued by the Institute of Certified Public Accountants in Israel.

          Non-monetary items in our balance sheet are adjusted for changes in the Israeli consumer price index, or CPI, from the month of the transaction to the month of the balance sheet. The following items are treated as non-monetary: inventories, prepaid expenses, advances to suppliers, long-term investments, deferred taxes on income, fixed assets, know-how and shareholders’ equity. Monetary items are presented in the balance sheet on the basis of nominal amounts at that date.

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

          A convenience translation into U.S. dollars at the rate of exchange between the NIS and the U.S. dollar at December 31, 2003 (NIS 4.379 = $1) is also presented for the year ended December 31, 2003, and elsewhere in this annual report. The translation into U.S. dollars should not be construed as a representation that the Israeli currency amounts actually represent or could be converted into U.S. dollars.

Recent Accounting Pronouncements

          In October 2001 the Israel Accounting Standards Board issued Israel Accounting Standard No. 12 which deals with discontinuing the adjustment of financial statements and Israel and Accounting Standard No. 13 concerning the effect of changes in the rates of exchange of foreign currencies. In December 31, 2002 the Israel Accounting Standards Board decided, in Standard 17, to defer the effective dates of Accounting Standards No. 12 and 13 to January 1, 2004.

          Pursuant to Standard 12 and 17, the adjustment of financial statements to inflation in Israel will be discontinued as of January 1, 2004. We continued to draw up adjusted financial statements until December 31, 2003, pursuant to Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures in the financial statements as of December 31, 2003 shall be the basis for financial statements in nominal terms as of January 1, 2004.

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

          Revenue Recognition.  Revenues from sale of products and software rights are generally recognized upon delivery, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remains.

          In a revenue arrangement with multiple deliverables, the delivered item(s) considered a separate unit of accounting if the following criteria are met:

•	the delivered item(s) has value to the customer on a standalone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item(s); and

•

if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

          Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. With respect to transactions that were entered  into  from June 15, 2003, and from then on, we adopted the provisions of publication of the Emergency Issues Task Force on Issue 00-21 (EITF 00-21), recently published, and these transactions are recognized as arrangement with multiple deliverables.

          Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts. Revenues from software maintenance services are recognized ratably over the contractual period. Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

          Inventories.  Inventories are stated at the lower of cost or market. Cost of raw materials and bought-in products is determined by the moving average method, work in progress and finished products: the raw materials component is determined by the moving average method, the labor and production overheads component  is determined on the basis of actual manufacturing costs.

          Fixed Assets.  Fixed assets are stated at cost, demonstration equipment are valued at the cost of finished products of the same type less accumulated depreciation. Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized. Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

Machinery and equipment (mainly 20%)	10%-20%

Office equipment and furniture (mainly 6%)	6%-10%

Computers and computerized equipment (mainly 33%)	20%-33%

Vehicles (mainly 20%)	15%-20%

Building (mainly 2%)	2%-4%

          Investments in Investee Companies and Other Companies.  The investments in investee companies are stated in our financial statements on an equity value basis. The excess of cost of the investment in an investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of five years. Investments in other companies, held as long-term investments, are presented at cost. We recorded all of our investments in MemCall were recorded by us as current expenses in the same quarter they are made.

          Research and development expenses.  Research and development costs are charged to income as incurred. Related grants are deducted from the related cost on an accrual basis

Significant Costs and Expenses

          Depreciation of property. Building Depreciation and amortization expense and equipment is provided on a straight-line basis over the course of their estimated useful lives.  Know-how and rights to products are amortized according to the straight-line method on the basis of their estimated useful lifetime, which is approximately three years.

          Research and development expenses. We have invested a significant portion of our resources into the development of products.  The following table sets forth the total research and development costs, the amount of royalty-bearing grants received from the Government of Israel, and the net research and development expenses for the periods indicated:

	Year Ended December 31,2003
	2001	2002	2003	2003

	(Adjusted NIS in thousands, to December 2003)			Convenience translation into $

Total research and development costs	12,338	15,775	13,352	3,049
Less – grants and participations	-	(3,020)	(701)	(160)

Research and development, net	12,338	12,755	12,651	2,889

          Employee benefits expenses.  Employee benefit expenses consist primarily of payments to employees for their services as employees.

          Other expenses from ordinary activities.  Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information with respect to our operations as a percentage of revenues:

	Year Ended December 31,

	2001	2002	2003

Revenues	100.0%	100.0%	100.0%
Cost of revenues	59.7	48.1	58.1
Gross profit	40.3	51.9	41.9
Research and development expenses, net	14.3	14.8	22.4
Marketing, selling, administrative and general expenses	33.1	32.3	48.5
Financial income (expenses), net	2.2	(1.6)	(6.7)
Other income (expenses), net	3.1	1.9	3.6
Taxes on income	1.0	1.2	(0.1)

Net income (loss) for the year	(2.8)	3.9	(32.0)

Year Ended December 31, 2003 as Compared with Year Ended December 31, 2002

          Revenues. Revenues consist primarily of product sales and revenues from services including project development, maintenance and support and leasing revenues, decreased by approximately NIS 30.1million ($6.9 million) to NIS 56.1 million ($12.8 million) from revenues of NIS 86.2 million in 2002, principally as the result of a decrease in sales by the educational sector of approximately NIS 26 million ($5.9 million) and a decrease of revenues of a proportionately consolidated company, in the amount of approximately NIS 3 million ($0.7 million).  Our success in increasing our revenues in 2004 will be depended in great measure on the state of the educational sector, which is largely dependent on governmental budgets. We are unable at this time to provide any expectations in regard to our revenues in 2004.

          Cost of Revenues.  In 2003, our cost of revenues for products manufactured by us as well as products manufactured by others was 58% of revenues, compared with 48% of revenues in 2002.  The increase in the cost of revenues rate resulted mainly from decline in sales volume.  We have initiated cost cutting measures to improve our operating results and to the extent our revenues remain the same or increase in 2004, our cost of revenues should decrease as a percentage of revenues and our margins should increase.

          Gross Profit. Our gross profit decreased by 47% to approximately NIS 23.5 million ($5.4 million) in 2003 from approximately NIS 44.7 million in 2002.

          Operating expenses. In 2003, operating expenses totaled approximately NIS 39.8 million ($9.1 million), compared with approximately NIS 40.6 million in 2002. Operating loss in 2003 was approximately NIS 16.3 million ($3.7 million) as compared with operating income of NIS 4.1 million in 2002.   We initiated cost cutting measures to improve our operating results, as a result, we believe that to the extent our revenues remain the same or increase, our operating expenses should decrease as a percentage of revenues and our operating income rate should increase.

          Research and Development.  Total research and development expenses decreased slightly, to approximately NIS 12.6 million ($2.9 million) in 2003 from approximately NIS 12.7 million in 2002. The investment in the development activities of MemCall decreased by approximately NIS 2.6 million ($0.6 million) to  approximately NIS 3.4 million ($0.8 million) in 2003 (after deduction of NIS 0.7 million in grants from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade, or Chief Scientist), compared with approximately NIS 6 million in 2002 (after deduction of a NIS 3 million in grants from the Chief Scientist). The research and development activities of the educational sector and for our e-learning products increased.  We expect that our research and development expenses will decrease in 2004.

          Marketing and Selling.  Marketing and selling expenses decreased 11.3% to approximately NIS 12.6 million ($2.9 million), from approximately NIS 14.2 million in 2002, mainly as a result of decrease in the marketing and sales costs of the Educational Sector. To the extent our sales remain constant we expect that our marketing and selling expenses will remain at the same level in 2004.

          Administrative and General.  Administrative and general expenses increased 6.8% to approximately NIS 14.6 million ($3.3 million) in 2003 from approximately NIS 13.6 million in 2002, mainly as a result of increased general and administrative expenses in Memcall.  We expect that our administrative and general expenses will decrease in 2004 as a result of our cost cutting measures.

          Financial Income (Expenses,) Net.  We incured financial expenses of approximately NIS 3.8  million ($0.9 million) in 2003, compared to financial expenses of approximately NIS 1.4 million in 2002.  The financial expenses in 2003derived mainly from interest and differences in exchange rates of loans which were incurred for financing our building in Rosh Ha’Ayin and the current operation of our company.

          Other Income.  Other income amounted to approximately NIS 2 million ($0.5 million) in 2003 compared with other income of approximately NIS 1.6 million in 2002, mainly due to an increase in net income from leasing space in our building.

Year Ended December 31, 2002 as Compared with Year Ended December 31, 2001

          Revenues. Revenues consist primarily of product sales and revenues from services including project development, maintenance and support and leasing revenues, increased by approximately NIS 0.2 million to NIS 86.2 million from revenues of NIS 85.9 million in 2001, principally as the result of an approximately NIS 11.1 million increase in revenues in the Educational Sector from an e-learning project for which revenues were recognized in 2002 and the approximately NIS 4.4 million increase in revenues from development services of a proportionately consolidated company.  This increase was partially offset by a decrease of approximately NIS 3.4 million in revenues from the sale of Light Machine products, and a decrease of approximately NIS 11.4 million in sales of the products of a proportionately consolidated company.

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

          Gross Profit. Our gross profit increased by 29.0% to approximately NIS 44.7 million in 2002 from approximately NIS 34.6 million in 2001. The increase in the gross profit resulted mainly from a different product mix, and an increase in revenues from development services and royalties of YET, our proportionately consolidated subsidiary.  Operating expenses in 2002 totaled approximately NIS 40.6 million as compared with approximately NIS 40.8 million in 2001. Operating income in 2002 was approximately NIS 4.1 million as compared with operating loss of approximately NIS 6.1 million in 2001.

          Research and Development.  Total research and development expenses increased 3.4%  to approximately NIS 12.8 million in 2002 from approximately NIS 12.4million in 2001, mainly as a result of our increased investments in the development activities of MemCall which totaled approximately NIS 6 million in 2002, compared with approximately NIS 5 million in 2001. In addition the investments in the development activities of e-learning increased by NIS 0.4 million, and the development expenses of YET increased by NIS 0.9 million. This increase was partially offset by the decrease in the investments in the development activities of the historical activities of the Educational Sector by approximately NIS 1.9 million. Research and development grants in the amount of NIS 3 million were received in 2002 from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.

          Marketing and Selling.  Marketing and selling expenses decreased 10% to approximately NIS 14.2 million, from approximately NIS 15.8 million in 2001, mainly due to a decrease in the marketing and selling expenses of the Educational Sector.

          Administrative and General.  Administrative and general expenses increased 8.2% to approximately NIS 13.6 million in 2002 from approximately NIS 12.6 million in 2001, mainly due to increased salary provisions for directors.

          Financial Income (Expenses,) Net.  We had financial expenses of approximately NIS 1.4 million in 2002, compared to financial income of approximately NIS 1.9 million in 2001.  The financial expenses in 2002derived mainly from interest, the erosion of loans that were used for financing the construction of our Rosh Ha’Ayin building, in the amount of approximately NIS 2 million and differences in exchange rates that were offset mainly by charges of interest for our current operations.

          Other Income.  Other income amounted to approximately NIS 1.6 million in 2002 compared with other income of approximately NIS 2.7 million in 2001, mainly due to a decrease in net income from leasing space in our Rosh Ha’Ayin building of approximately NIS 1.1 million in 2002 compared with a an increase in net rental income from leasing space in our building of approximately NIS 1.4 million in 2001.

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

          The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

2000	100.19	0	(2.7)	(2.7)
2001	101.60	1.4	9.2	(7.8)
2002	108.20	6.5	7.3	(0.7)
2003	106.16	(1.9)	(7.6)	(9.5)

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

Political Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

          In addition, some of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on age, rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

          To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

          In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

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

B.      Liquidity and Capital Resources

          Our cash, cash equivalents and securities totaled approximately NIS 14.9 million ($3.4  million) at December 31, 2003 as compared to approximately NIS 24.3 million at December 31, 2002.  This decrease resulted mainly from our net loss in 2003.

          At December 31, 2003, we had working capital of approximately NIS 8.3 million ($1.9 million) as compared to working capital of NIS 29.2 million at December 31, 2002. Our current ratio at December 31, 2003 was 1.23 compared to 1.88 at December 31, 2002. Our quick ratio at December 31, 2003 was 0.85 compared to 1.41 at December 31, 2002.

          Our operations are financed primarily through working capital, sales of equity securities, bank credit, government grants and interest earned on investments.

          Cash flows provided by (used in) operating activities.  In 2003, we had a deficit from operating activities of approximately NIS 9.2 million ($2.1 million) as compared to a surplus from current operations of approximately NIS 13.4 million in 2002.

          Cash flows used in investment activities.  In 2003, we invested approximately NIS 1.1 million ($200,000) in fixed assets as compared to approximately NIS 2.2 million in 2002.  In 2003 we invested approximately NIS 4.8 million ($1.1 million) in MemCall as compared to approximately NIS 7.6 million in 2002. In the first quarter of 2004 we invested approximately $140,000 in MemCall.

          Cash flows provided by financing activities.  In 2003, we had a cash surplus from financing activities of approximately NIS 0.2 million ($40,000) as compared to a surplus of approximately NIS 0.4 million in 2002.

          In July 1994, we entered into an agreement to build our headquarters in the Rosh Ha’Ayin industrial park. As of  December 31, 2003, we had invested a total of $8.2 million in our Rosh Ha’Ayin building project and had outstanding bank  debt related to the building project of approximately $6.0 million.

          Our average amount of short-term bank credit was approximately NIS 14.3 million ($3.3 million) in 2003 as compared with approximately NIS 18 million at December 31, 2002 and our average amount of long-term bank credit was approximately NIS 19.2 million ($4.4 million) in 2003 as compared with approximately NIS 15.2 million at December 31, 2002.

          On April 29, 2003, in accordance with the decision of our Board of Directors, the Tel Aviv District Court approved a distribution by way of a purchase of our company’s shares pursuant to Section 303 of the Israeli Companies Law, 1999. The amount of the repurchase program approved by the Board of Directors and the Court is NIS 2,140,000 ($452,000). The implementation of the repurchase program is dependent on market conditions and our cash flow availability.

          Our financial requirements and our ability to meet them will depend to a large extent on our future financial performance.  We believe we have sufficient capital resources to meet our operational requirements for 2004.

C.      Research and Development, Patents and Licenses

          In 2003 our Educational sector’s research and development efforts were centered on our e-learning and distance learning line of products. We invested approximately $ 580,000 in these efforts. In addition, in 2003 YET continued the advanced stages of its development of our Advanced Servo Driver, the XtraDrive and the XDP. We also invested $780,000 in research and development of MemCall’s technology in 2003. The following table reflects our research and development expenses during the three years ended December 31, 2003:

	Year Ended December 31,2003

	2001	2002	2003	2003

	(Adjusted NIS in thousands, to December 2003)			Convenience translation into $

Total research and development costs	12,338	15,775	13,352	3,049
Less – grants and participations	-	(3,020)	(701)	(160)

Research and development, net	12,338	12,755	12,651	2,889

          We have received grants from the Chief Scientist for certain of our research and development projects and have agreed to pay royalties on sales of the products developed from projects that were funded by these grants. In the event that development of a specific product in which the Chief Scientist participates is successful, we will become obligated to repay the grants received relating to the specific product through royalty payments at the rate of 2% to 4.6%,based on our sales revenues, up to an amount equal to 100%-150% of the grant received, linked to the U.S. dollar. In 2003 we paid approximately $110,000 in royalties to the Chief Scientist.

D.      Trend Information

          Governmental investments in educational infrastructure declined both in the educational technology markets in the U.S. and in Israel as a result of the lack of economic resources made available to governmental entities generally and for educational institutions in particular. The decrease in funding for educational products reduced our potential sales.

          The security and economic situation in Israel has also had an impact on our business. Due to the security situation partners and customers from abroad have lessened their visits to Israel and hesitate to continue developing their businesses in Israel. The recession in Israel and the decrease of the education budget have depressed the potential market for our products in Israel.

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

E.      Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.      Tabular Disclosure of Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period

	Adjusted NIS (December 2003) (in thousands)
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years

Long-term debt obligations	21,279	3,763	7,526	7,526	2,464
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	1,075	503	572	-	-
Purchase obligations*	-	-	-	-	-
Other long-term liabilities reflected on our balance sheet under Israeli and U.S. GAAP	200	-	-	-	200

Total	22,554	4,266	6,098	7,526	2,664

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          The following table lists our executive officers and directors:

Name	Age	Position

Rafael Aravot	50	Chairman of the Board, Chief Executive Officer and Director
Noam Kra-Oz	50	Co-General Manager and Director
Haim Schleifer	50	Co-General Manager and Director
Moshe Turner	51	Vice President
Uri Sela	51	Vice President for Sales and Marketing
Joseph Biran	58	General Manager of Yaskawa Eshed Technology Ltd.
Hanan Eibushitz	48	Chief Financial Officer
Gideon Missulawin	64	Director
Menachem Zenziper	61	Director
Arie Kraus	48	Director
Alex Tal	58	Director
Amiram Dagan	50	Outside Director
Tami Gotlieb	47	Outside Director

          Messrs. Aravot,Kra-Oz, Schleifer, Missulawin, Zenziper, Kraus and Tal will serve as directors until our 2004 annual general meeting of shareholders. Mr. Dagan and Ms. Gotlieb were elected to serve as our outside directors at our annual general meeting of shareholders which took place on December 20, 2001. They will serve in such office pursuant to the provisions of the Israeli Companies Law for three-year terms until our 2004 annual general meeting of shareholders. Thereafter, their office may be renewed for only one additional three-year term.

          Rafael Aravot has been our Managing Director since our formation in 1982 and Chief Executive Officer and Chairman of the Board since February 2001. Since 1999 Mr. Aravot has served as a member of our Financial Committee. Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., MemCall Ltd. and MemCall LLC. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

          Noam Kra-Oz has been our managing director since February 2001 and our joint managing director from 1992 until 2001. He has also been a director since December 1983. Mr. Kra-Oz is the chairman of the board of directors of Intelitek Inc., and a director of Yaskawa Eshed Technology Ltd., Robotec Technologies Ltd., Computras Computerized Training Systems Ltd., and Eshed Robotec B.V. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

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

          Moshe Turner has served as a vice president since April 2003 and a co-general manager of our Educational Sector since April 2000. From February 1995 he served as general manager of Robotec Technologies Ltd. Mr. Turner was managing director for Elbit ATI of the Elbit Group from November 1993 until January 1995. From February 1991 until November 1993, he was vice managing director of the Recycling Division of American-Israeli Paper Mills Ltd. Mr. Turner serves as a director of the subsidiaries Robotec Technologies Ltd., Intelitek Inc. and Computras Computerized Training Systems Ltd., Mr. Turner received an M.Sc. in Business Administration and a B.A. in Economics from Bar Ilan University.

          Uri Sela has served as our vice president for sales and marketing since August 2003. From 2000 to 2003 Mr. Sela served as vice president marketing of Mobile Economy and from 1995 to 2000 he served as vice president marketing of RIT Technologies. Mr. Sela received a B.A in Psychology from Boston University and an M.B.A from Manchester University.

          Joseph Biran has served as our vice president research and development and operations since April 1994, and as general manager of our subsidiary Yaskawa Eshed Technology Ltd. since December 1996. Mr. Biran also serves as a director of our subsidiary YET US Inc.  From 1990 until 1994, he was research and development manager of Electric Fuel Co. Mr. Biran received his B.Sc. in Mechanical Engineering from the Technion Institute of Technology in Haifa and also received an M.B.A. from Tel Aviv University.

          Hanan Eibushitz has served as our chief financial officer since November 2002. Mr. Eibushitz also serves as chief financial officer of all our subsidiaries. From 1998 until 2002 he was vice president finance and chief financial officer of Elbit Vision Systems and served as the company’s chief financial officer. Mr. Eibushitz formerly served as deputy managing director for finance and logistics at Micro-Swiss Ltd., a subsidiary of Kulicke & Soffa Inc. He previously served as chief financial officer at Gambit Ltd. Mr. Eibushitz holds a B. Sc. degree in industrial engineering and management and a master degree in industrial management from the Technion Israel Institute of Technology, Haifa.

          Gideon Missulawin has been a director since 1983.  He served as chairman of the board from December 1985 until February 2001. Since 1999 Mr. Missulawin has served as a member of our Financial Committee. Mr. Missulawin is a director of Vernon Investments Company Ltd. and Newcorp. Ltd. and a number of foreign companies, mainly in South Africa, some of which are family companies. Mr. Missulawin holds a B.Sc. in Chemical Engineering from the University of Witwatersrand in Johannesburg, South Africa and a Master of Business Leadership (MBL) from the University of South Africa. He undertook post graduate work at the Weitzman Institute of Science in Rehovot, Israel. He is a graduate member of the Institution of Chemical Engineers in England, a member of the South African Institute of Chemical Engineers and a Professional Engineer registered in 1969 with the South African Council for Professional Engineers.

          Menachem Zenziper has been a director since 1983 and has served as a member of our Financial Committee since 2001. Mr. Zenziper is a director of Zenziper Company for Import of Grain and Fodder Ltd. Mr. Zenziper received a B.Sc. in Industrial Engineering and Master Degree in Management Science from the Technion Israel Institute of Technology, Haifa.

          Arie Kraus has been a director since December 1983 and a director of MemCall Ltd. and MemCall LLC since 2003. Mr. Kraus served as our corporate secretary from August 1991 until June 1994. Until 1997 he was responsible for our new building project in Rosh Ha’Ayin. From December 1983 to 1997, Mr. Kraus was Manager of Shivrug Ltd.  Mr. Kraus received a B.Sc. in Production Engineering from Tel Aviv University.

          Alex Tal has been a director since January 2001. Since 2003 Mr. Tal has served as a member of our audit committee. From July 2000 until June 2001, he has served as manager of our New-Ventures Sector. From 1996 until January 2000, Mr. Tal served as the Israeli Navy General Commander. From 1993 until 1995 he was the Representative of the Israeli Ministry of Defense and the Israeli Defense Forces in Chile. Mr. Tal also serves as a vice president for Naval Strategic Planning at Elul Technologies Ltd. and as a vice president for Port and Maritime projects at Athena Human and Technologies Integrated Security Solutions Ltd.

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

          Tami Gottlieb has served as an outside director since February 2002.  Ms. Gottlieb serves as the chairman of our audit committee and our Financial Committee. Ms. Gottlieb is an independent business development, investment banking and financial consultant. Until 2000 Ms. Gottlieb served as a General Manager of Investec Management and Underwriting Ltd., the investment banking and underwriting company of the Investec (Israel) Group.  Ms. Gottlieb also serves as an outside director of Baran Group Ltd., “Dan” Traffic Transportation Ltd., Yishpro Building Company Ltd, The Provident Funds of Mercantile Discount Bank and Carmel Investment Group Ltd. She is also a director in Emilia Development Ltd., T.R.A. Radio Tel Aviv Ltd., Credit Information Association Ltd., and Incredimail Ltd. Ms. Gottlieb has a B.A. in International Relations from the Hebrew University in Jerusalem, and has a Masters degree in Economics from University of Indiana, USA.

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

B.      Compensation

          During the year ended December 31, 2003, the aggregate remuneration paid to all our officers and directors as a group (thirteen persons at the time) was approximately NIS 4.8 million ($1.1 million). Such amount includes pension, retirement and similar benefits. We provide automobiles to some of our executive officers at our expense.

          During the year ended December 31, 2003, we paid each of our outside directors approximately NIS 2,000 ($450) per month and approximately NIS 1.2 thousand ($280) per meeting attended for serving in such capacity.

          As of March 31, 2004, our directors and executive officers, as a group, consisting of 13persons, held options to purchase an aggregate of 650,000 ordinary shares, at an exercise price of $0.91 per share.  Such options expire in 2012.  All of those options were issued under our 2003 Stock Option Plan.  See “Share Ownership – Stock Option Plans.”

          Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors.  Directors’ compensation arrangements also require audit committee approval before board approval and shareholder approval.

C.      Board Practices

Election of Directors

          Pursuant to our articles of association, all of our directors, other than our outside directors, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. Outside directors are elected for a three-year term. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. In the intervals between our annual general meetings, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, but only if the total number of directors does not at any time exceed twelve, including our outside directors. Any director so appointed occupies his position until the next annual general meeting and may be reelected for an additional term. All of our current directors, except for our outside directors, were elected by our shareholders at our 2003 annual general meeting of shareholders of .

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

Independent and Outside Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

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

          Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting (excluding the abstaining votes). This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.  Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company or if they were convicted by a non-Israeli court of certain crimes.

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

          In addition, the Nasdaq Stock Market currently requires us to have at least three independent directors on our Board of Directors and to establish an audit committee.

Approval of Related Party Transactions Under Israeli Law

          The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of competence that a reasonable office holder in the same position would employ under the same circumstances.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under “Directors and Senior Management” above is an office holder. Generally, under the Companies Law, all arrangements as to compensation of office holders who are directors must be approved by our audit committee, board of directors and, subject only to certain exemptions, our shareholders.

          The Companies Law requires that an office holder and a controlling shareholder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. The duty of disclosure shall not apply when the personal interest originated only from the personal interest of the office holder’s relative or the controlling shareholder’s relative in a non-extraordinary transaction (a transaction in the ordinary course of business, on market terms, and unlikely to have a material impact on the company’s profitability, assets and liabilities). A relative is defined as a spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest. In the case of an extraordinary transaction, such a transaction must be approved by the audit committee and by the board of directors. A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be or in the event such an action is an ordinary action between the company and its director or an ordinary action in which the director has a personal interest. In the event that the majority of the members of the Board of Directors have personal interests in the proposed transaction, the approval of the general meeting is also required.

          The Companies Law also provides that extraordinary transactions between a public company and a controlling shareholder, or extraordinary transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the audit committee, of the board of directors and of the shareholders. Moreover, the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and by the shareholders. The shareholder approval for an extraordinary transaction and the terms of compensation of a controlling shareholder must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent (1%) of the voting rights in the company. If a shareholder participates in that vote, he shall inform the company before the vote whether or not he has a personal interest in the approval of the transaction.

          However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

          In addition, pursuant to the recent amendment to these regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approved such arrangements and require that they are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

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

          The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, in the event that there is already a 25% shareholder of the company. These rules do not apply if the acquisition is made by means of a merger. Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel.  The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

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

          These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not exculpate an office holder, nor indemnify or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of certain improper actions.

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

          Our annual general meeting of shareholders held in December 2002 approved our indemnification of our directors and officers pursuant to a standard indemnification agreement that provides for indemnification of directors and officers in an amount up to $4 million, and to execute release agreements according to which we will release each of our directors and officers, in accordance with Section 259 of the Companies Law, from liability for any damage caused to our company as a result of a breach of the duty of care.

          We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $5 million including costs and expenses

Audit Committee

          Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

          Our Audit Committee consist of three board members who satisfy the “independence” requirements of the SEC and Nasdaq for audit committee members. Our audit committee is currently composed of Ms. Tami Gotlieb as the chairperson of the committee and Messrs. Amiram Dagan and Alex Tal, each of whom satisfies these requirements. The audit committee meets at least once each quarter.

          The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Financial Committee

          Our Financial Committee established in accordance with Section 110 of the Israeli Companies Law assists our board of directors in managing and overseeing the financial issues of our company, including, but not limited to, decisions regarding our credit lines with banks, cash flow issues, market risks, issuances of stock options to employees and similar financial issues. The members of the committee are Ms. Tami Gottlieb as chairman, and Messrs. Rafael Aravot, Menachem Zenziper and Gideon Missulawin. Our chief financial officer, Mr. Hanan Eibushitz, participates in all the committee meetings.

Internal Audit

          The Israeli Companies Law requires the board of directors of a Public Company to appoint an internal auditor. The internal auditor shall be appointed by the proposal of the audit committee. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor.  In addition, the Israeli Companies Law requires that any of the following persons wouldn’t serve as the internal auditor: an office holder, a related party of the company, and any relative of the office holder and the related party, or the auditor of the company and any person on behalf of him. Moreover, the internal auditor can’t have any other position, not with the company, that might be in conflict of interests with his position as internal auditor of the company. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.

          Mr. Izhak Meishar, who served as our internal auditor since August 2, 1994, terminated his services as internal auditor as of January 4, 2004. Mr. Meishar was replaced on January 5, 2004, by Mr. Joseph Ginossar CPA. Mr. Ginossar has been a managing partner of Fahn Kane Auditing Services Ltd., (member of Grant Thornton) since 1991. Mr. Genossar has a bachelor degree in economics and accounting and a master’s degree in business administration, both from the Hebrew University in Jerusalem. The only position Mr. Ginossar holds in our Company is as internal auditor, and he is not a family member of any of our officers or related parties.

          During November 2003, our audit committee have decided to recommend that our board of directors replace Mr. Meishar, who served as internal auditor since 1994. The reasons for the recommendation were the need to implement and enhance internal controls in compliance with U.S. legislation (the Sarbanes-Oxley Act) and the need for a rotation in this position.

Employment Agreements

          On January 1997, we entered into three-year employment agreements with Messrs Aravot, Kra-Oz and Schliefer. The agreements provide for a base salary and a package of benefits including an annual bonus. In 2000, we renewed the agreements for additional three-year periods with the approval of our Board of Directors, the audit committee and the General Meeting of the Shareholders. In 2001 the employment agreements were amended to reflect that the salaries of Messrs. Aravot, Kra-Oz and Schliefer were reduced by approximately 15%. The reduction expired at the end of 2002 and was renewed by Messrs. Aravot, Kra-Oz and Schleifer for additional 12 month periods beginning in January 2003 and January 2004.

D.      Employees

          As of December 31, 2003, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 122 people. Of these employees, 27 were engaged in production, operations and technical support, 28 in research and development, 9 in training, 23 in sales and marketing, 13 in technical writing and 22 in management and general administration. Of such employees, 28 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of December 31, 2003, Intelitek Inc. employed 38 people.

          As of December 31, 2002, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 125 people. Of these employees, 30 were engaged in production, operations and technical support, 30 in research and development, 6 in training, 26 in sales and marketing, 12 in technical writing and 21 in management and general administration. Of such employees, 25 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of December 31, 2002, Intelitek Inc. employed 45 people.

          As of December 31, 2001, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 115 people. Of these employees, 34 were engaged in production, operations and technical support, 32 in research and development, 6 in training, 21 in sales and marketing, 2 in technical writing and 20 in management and general administration. Of such employees, 21 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of December 31, 2001, Intelitek Inc. employed 38 people.

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

          In 2003, our Educational Sector decided to implement additional cost-cutting measures including personnel cuts and consolidating related activities within the sector.

          Israeli employees and employers are required to pay predetermined sums to the National Insurance Institution, which is similar to the United States Social Security Administration. The aggregate payments in 2003 amounted to approximately 16.3% of wages, with the employee contributing 10.4% of his wages and the employer the remainder.

          Three of our directors are employed full-time by us.

E.      Share Ownership

          The following table sets forth certain information as of June  21, 2004  regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Rafael Aravot	896,042	(4)	7.9%
Noam Kra-Oz (3)	718,478	(4)	6.4%
Haim Schleifer	719,412	(4)	6.4%
Moshe Turner	13,000	(5)	*
Uri Sela	4,000	(6)	*
Joseph Biran	--		--
Hanan Eibushitz	4,000	(6)	*
Menachem Zenziper	1,241,960	(7)	11.0%
Gideon Missulawin	712,362	(7)	6.3%
Arie Kraus (3)	731,177	(7)	6.5%
Alex Tal	10,000	(7)	*
Amiram Dagan	10,000	(7)	*
Tami Gotlieb	10,000	(7)	*

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

(2)	The percentages shown are based on 11,238,952 outstanding ordinary shares (including 494,321 shares held in treasury).

(3)	Mr. Kraus and Mr. Kra-Oz are brothers and together hold 3,273 shares.

(4)	Includes 18,000 shares that are subject to currently exercisable options.

(5)	Includes 6,000 shares that are subject to currently exercisable options.

(6)	Includes 4,000 shares that are subject to currently exercisable options.

(7)	Includes 10,000 shares that are subject to currently exercisable options.

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

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

          The following table sets forth certain information, as of June 21, 2004, the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

Name (1)	Number of Ordinary Shares Beneficially Owned (2)		Percentage of Outstanding Ordinary Shares (3)

Menachem Zenziper	1,241,960		11.0%
David Israel Rosen	912,700	(5)	8.0%
Rafael Aravot	896,042		7.9%
Arie Kraus (4)	731,177		6.5%
Haim Schleifer	719,412		6.4%
Noam Kra-Oz (4)	718,478		6.4%
Gideon Missulawin	712,362		6.3%

(1)	The addresses of Messrs. Zenziper, Missulawin, Kra-Oz, Schleifer, Aravot and Kraus are c/o RoboGroup T.E.K. Ltd. 13 Hamelacha Street, Afek Industrial Park, Rosh Ha’Ayin 48091, Israel.

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

(3)	The percentages shown are based on 11,238,952 outstanding ordinary shares (including 494,321 shares held in treasury).

(4)	Mr. Kraus and Mr. Kra-Oz are brothers and hold together 3,273 shares.

(5)	Includes 12,500 shares subject to currently exercisable options.

          At June 22, 2004, there were 72holders of record of our ordinary shares.  Based on a review of the information provided to us by our transfer agent, 57 record holders holding approximately 70.5% of our ordinary shares had registered addresses in the United States. On November 20, 2003 we had approximately 1,883 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B.       Related Party Transactions

          The Israeli Companies Law requires that the terms of compensation to directors be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. On February 7, 2002, our audit committee approved, subject to shareholder approval, the payment of a bonus in the amount of $50,000 to Mr. Noam Kra-Oz our director and officer.  On October 10, 2002 our audit committee approved, subject to shareholder approval, the payment of a bonus in the amount of $30,000 to Mr. Haim Schleifer our director and officer.  Our board of directors approved these decisions on November 11, 2002. These bonuses were granted to Messrs. Schleifer and Kra-Oz for their contributions to the success of the e-learning project, which they manage. On December 17, 2002, the payment of bonuses to Messrs. Schleifer and Kra-Oz. was approved at the Annual General Meeting.

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

          We pay the tax liability incurred under the risk insurance policies purchased by us on behalf of our four employee-directors. In 2003 we paid approximately NIS 84,000 ($19,000) for such policies.

C.      Interests of Experts and Counsel

          Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

          See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

          See Note 21.b of our Financial Statements.

Legal Proceedings

          In 2002, a claim was filled against us at the Labor Court in Tel Aviv by a subcontractor of a former related company for payment of approximately NIS 320,000, that is allegedly owed to the plaintiff.

          In Decmber 2003, we and our subsidiary, Robotec Technologies Ltd., or RTL, filed a suit in the District Court of Tel-Aviv against Fourier Systems Ltd., or Fourier. The suit seeks injunctions, mandamus and damages of NIS 2.6 million. We alleged the theft of our commercial secrets, other commercial torts and the violation of a distribution agreement between RTL and Fourier. On February 2004, Fuorier has filed a counter claim for approximately NIS 3 million against us and RTL.

          On March 11, 2004, the Court determined that certain information, including commercial secrets, were found in Fourier’s offices and computers, and that Fourier had breached the Israeli Commercial Torts Law, 1999. The Court also determined that Fourier was acting in bad faith by trying to annul its exclusive distribution agreement in Israel with RTL. The Court ordered Fourier to avoid using the information that came from us and to fulfill its obligation under its agreement to supply products to RTL according to the original price list agreed upon by the two companies.

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

B.       Significant Changes

          In the second quarter of 2004 our educational sector has started implementing a cost-cutting plan to improve its profitability. The plan includes, among other things, a reduction in the number of personnel and consolidation of similar activities. By the implementation of this plan we expect to reduce our expenses for the next 12 months by approximately $1 million. We expect that this plan will improve both our financial results in the second half of 2004, and our negative cash flow.

ITEM 9.     THE OFFER AND LISTING

A.     Offer and Listing Details

Yearly Stock Information

          The following table sets forth for the five most recent full financial years the annual high and low market prices in U.S. dollars of the ordinary shares in both markets.  The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels, or NIS, by the representative exchange rate of the NIS against the U.S. dollar on the same date.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2003	$2.100	$0.650	$1.847	$0.769
2002	1.530	0.470	1.548	0.730
2001	2.938	0.900	2.635	0.878
2000	22.750	1.313	18.280	1.410
1999	1.688	0.313	0.841	0.393

Quarterly Stock Information

          The following table sets forth for the two-year period ended December 31, 2002, the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each full financial quarter.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2003
First Quarter	$1.100	$0.650	$0.928	$0.769
Second Quarter	2.100	0.800	1.847	0.835
Third Quarter	1.490	0.900	1.317	0.967
Fourth Quarter	1.320	0.810	1.242	0.879

2002
First Quarter	$1.530	$1.100	$1.548	$1.098
Second Quarter	1.340	0.750	1.281	0.811
Third Quarter	1.099	0.510	0.930	0.730
Fourth Quarter	1.240	0.470	1.157	0.743

Monthly Stock Information

          The following table sets forth for the most recent five months the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each month.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2004
January	$1.310	$0.880	$1.209	$0.899
February	1.660	1.190	1.581	0.981
March	1.580	1.070	1.429	1.121
April	1.290	1.010	1.201	1.102
May	1.060	0.900	1.209	0.899

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

The Powers of the Directors

          Under the provisions of the Israel Companies Law, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which the director is interested, except in a meeting to approve a transaction with him or her or with another entity that the director has an interest, that do not fall under the definition of extraordinary transaction according to the Law. In addition, our directors cannot vote for compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See “Item 6B. Directors, Senior Management and Employees – Compensation.”  If the majority of the board members or of the audit committee members has a personal interest in the proposal arrangement, the directors may participate in the meeting, and in addition to any procedure of approval the proposal would approve by shareholders.

          The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

          Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own our shares in order to qualify to serve as directors.

Rights Attached to Shares

          Our authorized share capital is 12,500,000 NIS, divided into 25,000,000 ordinary shares of NIS 0.5 par value each, of which 11,238,952 shares were issued, as of June 15, 2004. Of the shares that were issued, 10,744,631 shares were fully paid, and 494,321 shares are still held by us.

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

          The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or represented by proxy or by written ballot who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital, within a half hour from the time set for opening the meeting. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy or by mean of written ballot.

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

Limitations on the Rights to Own Securities in Our Company

          Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

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

Disclosure of Shareholders Ownership

          The Israeli Securities Law and the Regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in our case, report the share ownership of its Interested Parties as well as any change in the shares ownership of Interested Parties. An Interested Party is defined in the Israeli Securities Law as any one of the following:  (i) a person holding 5% or more of the company’s issued capital stock or voting power, or who is entitled to appoint one or more of the company’s directors or its general manager; or (ii) any person who is entitled to nominate one or more of the company’s directors or its general manager, or (iii) any person acting as a director or general manager of the company; or (iv) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors; or (iv) a subsidiary of the company.

Changes in Our Capital

          Changes in our registered capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of the votes of shareholders participating and voting in the general meeting.

C.      Material Contracts

     On June 22, 2004, we entered into a share purchase agreement with Cornell Capital Partners LP, or Cornell, pursuant to which, Cornell agreed to purchase from us and we agreed to issue and/or sell to Cornell, shares of the Company in the aggregate amount of up to $5,500,000, over a period of 24 months.  Performance of the terms of the agreement is subject to the approval of our shareholders at our next Annual General Meeting and to the effectiveness of a registration statement to be filed with the SEC.

          The sale of shares to Cornell will be at our discretion and in accordance with our finance requirements on the relevant sale dates, provided however, that each sale will be no more than $250,000 and that there will be no more than one sale per week. The sale of the shares to Cornell will be at the market price of our share on the date of sale and in accordance with the terms of the agreement. We have not undertaken to make any sales for any minimum amount.

          In consideration for Cornell’s undertakings, we will pay Cornell an amount equal to 5% of the purchase price in addition to:

(a)	approximately $100,000 payable immediately upon shareholder approval and the declaration of effectiveness of our registration statement; and

(b)	approximately an additional $110,000 payable in the event that we will sell to Cornell shares having an aggregate value exceeding $2,000,000;

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

          Under the Inflationary Adjustments Law there is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

          Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

          In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the Israeli Parliament, pursuant to which until February 28 of each year following a reported tax year, the Minister of Finance, with the approval of the finance committee of the Israeli Parliament, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%.  In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

Capital Gains Tax

          Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale or, at the election of non-residents, the increase in the exchange rate of the NIS against the U.S. dollar. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1994, is exempt from any capital gains tax in Israel. The inflationary surplus accumulated prior to December 31, 1994 is subject to 10% tax.

          The basic real capital gains tax rate applicable to corporations effective until December 31, 2002 was 36%, and the maximum tax rate for individuals was 50%. Effective January 1, 2003, the real capital gains tax rate imposed upon sale of capital assets acquired after that date was reduced to 25%; capital gains realized from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date in which the asset was held.

          In addition, if the ordinary shares are traded on a recognized stock exchange (including the Tel Aviv Stock Exchange and NASDAQ), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

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

Taxation of Non-Residents

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

          According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

          We currently qualify as Industrial Company pursuant to the Industry Encouragement Law. As such, we are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;

•	amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

          Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

          We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas.  The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

          Taxable income of a company derived from an approved enterprise is subject to Company Tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors’ company as described below) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the remainder of the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise.

          A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is essentially a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional eight years, provided that the company qualifies as a foreign investors’ company as follows:

For a company with foreign investment of	The Company Tax rate is

over 25% but less than 49%	25%

49% or more but less than 74%	20%

74% or more but less than 90%	15%

90% or more	10%

          In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

          Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

          The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

          We and one of our subsidiaries, YET, have been granted the status of an “Approved Enterprise” under the Investment Law.

          The permit to approve new enterprises with accordance to the Investment Law has been extended until December 31, 2004 and there is no assurance that it will be extended further. Failure to extend the law will result in a significant increase in our effective corporate tax rate.

Recent Tax Reform

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

          The tax reform, aimed at broadening the categories of taxable income and reducing the tax imposed on employment income, introduced the following, among other things:

•

Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•

Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” above; and

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

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

          Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see “-New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below).  Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes.   Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years.  Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

            Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

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

          The documents concerning us which are referred to in this annual report may also be inspected at our offices located at 13 Hamelacha Street, Afek Industrial Park, Rosh Ha’Ayin, 48091 Israel.

I.       Subsidiary Information

          Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

          Currency Risks

          The majority of our products are exported, and as a result, the bulk of our income is in foreign currency. As a result of the nature of our operations, we are subjected to risks from changes in the exchange rates of foreign currencies (mainly U.S. dollars, Euros and Japanese YEN).  We take and consider the following measures in order to limit our exposure:

•	daily monitoring of changes in the exchange rates of the various currencies as well as factors which are bound to influence such currencies.

•	an evaluation of our quarterly position with respect to the general exposure of changes in the various currencies.

•	establishing foreign currency linked loans for the financing of our building.

          Notwithstanding these precautions, we cannot provide for full protection against the risk of foreign currencies and we are exposed to exchange rate changes between the foreign currencies themselves and between the foreign currencies and the Israeli Shekel.

          As of December 31, 2003, we and our consolidated subsidiaries had no outstanding hedging transactions.

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

          Securities

          In 2003 we liquidated its investment portfolio. In the event we will decide to increase our investment in securities in the future, we will be exposed to fluctuations in the prices of securities in our investment portfolio.

          The Responsible Officer

          Our chief financial officer is responsible for managing our market risks.

          Supervision and Application of Policy

          Our management and the finance committee of the board of directors constantly monitor  the extent of our exposure to market risks and decide accordingly if  it is necessary to modify its risk management policy and, if necessary, adopt protective measures.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

          During the year 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company’s disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our company’s disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our company’s periodic SEC filings.

          There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

          It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, , as explained above, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16.     Reserved

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Ms. Tami Gottlieb meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B.  CODE OF ETHICS

          We have adopted a code of ethics that applies to our chief executive officer and senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at http://www.robo-group.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

          The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,

	2002		2003

Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$80,000	69%	$82,000	80%

Audit-related (2)	13,000	11%	13,000	13%

Tax (3)	10,000	9%	7,000	7%

Other (4)	13,000	11%	-	-

Total	$116,000	100%	$102,000	100%

(1)

Audit fees were for professional services rendered for the audits of our annual consolidated financial statements, audit of our subsidiaries, review of consolidated quarterly financial statements, statutory audits, consents and assistance with review of documents filed with the SEC.

(2)

Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3)

Tax fees were for services related to tax compliance, tax planning, tax advice, assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

(4)	Other fees as of the year ended December 31, 2002 were for services rendered for financial information systems implementation and design.

Pre-Approval Policies and Procedures

          Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Chaikin, Cohen, Rubin and Gilboa. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed service exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.  EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

          Not applicable.

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

          Issuer Purchase of Equity Securities

          Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2003.

PART III

ITEM 17.     FINANCIAL STATEMENTS

ITEM 18.     FINANCIAL STATEMENTS

          Not applicable.

ITEM 19.     EXHIBITS

          Index to Exhibits

Exhibit	Description

3.1***	Articles of Association of the Registrant

4.1***	Specimen of Ordinary Share Certificate

10.1***	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries, LLC and the Registrant

10.2**	1996 Employee Stock Option Plan

10.3****	2003 Stock Option Plan for Israeli Employees

10.4****	2003 Stock Option Plan for Directors

10.5****-	2003 Stock Option Plan for Non Israeli Employees

21	List of Subsidiaries of the Registrant

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference

****	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOGROUP T.E.K. LIMITED

BY:	/s/ Rafael Aravot

Rafael Aravot, Chairman of the Board and Chief Executive Officer

BY:	/s/ Haim Schleifer

Haim Schleifer, Director

Date: [              ], 2004

RoboGroup T.E.K. Ltd.

Index to the Financial Statements for the year Ended December 31, 2003

Chaikin, Cohen, Rubin & Gilboa.
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 972-3-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

To the Shareholders of RoboGroup T.E.K LTD.
INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of RoboGroup T.E.K LTD. (hereinafter - the Company) as of December 31, 2003 and 2002, and the consolidated balance sheets as of the same dates and the related statements of operations, statements of changes in shareholders' equity and statements of cash flows - for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We have not audited the financial statements of the consolidated companies whose joint assets represent approximately 18% and 24% of the total consolidated assets as of December 31, 2003 and 2002 respectively and whose joint revenues represent approximately 43% 28%, and 32% of the total consolidated revenues for the years ended December 31, 2003, 2002 and 2001 respectively. The financial statements of those companies were audited by other independent public accountants whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of those other public accountants.

We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973 and with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the other public accountants referred to above, the above mentioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the results of operations, changes in shareholders' equity, and cash flows - of the Company and consolidated - for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to the financial statements of the Company, such accounting principles are practically identical in the said countries, save for the measurement in terms of a constant purchasing power, which became an accepted accounting practice in Israel during a period of hyperinflation and save for certain matters summarized in note 28). It is also our opinion that the above mentioned financial statements have been prepared in conformity with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in note 2, the above mentioned financial statements are presented in adjusted values adjusted to changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Sincerely Yours,

Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)
Tel-Aviv, March 30, 2004

RoboGroup T.E.K. Ltd.
Balance Sheets (Adjusted NIS in Thousands, to December 2003)

		Consolidated			Company
		December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
ASSETS

Current assets

Cash and cash equivalents		3,398	14,878	24,333	9,460	16,213
Short-term investments	3	-	-	489	-	489
Trade receivables	4	3,019	13,217	19,634	2,764	6,488
Other receivables and debit
balances	5	523	2,292	2,512	1,487	1,912
Inventories	6	3,106	13,603	15,579	4,979	4,353

		10,046	43,990	62,547	18,690	29,455

Long-term investments

Investments in investee and
other companies	7	3	15	108	20,009	28,754
Funds in respect of employee
rights upon retirement, net		18	81	-	81	-

		21	96	108	20,090	28,754

Fixed assets	9	8,731	38,233	40,067	34,587	35,992

Deferred taxes	25	252	1,097	759	527	350

Other assets	10	97	428	675	215	325

		19,147	83,844	104,156	74,109	94,876

(*)      Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets (Adjusted NIS in Thousands, to December 2003)

		Consolidated			Company
		December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

LIABILITIES

Current liabilities

Credit from banks	11	3,640	15,941	12,701	13,606	12,522
Trade payables	12	1,232	5,394	8,572	2,348	3,823
Other payables and credit
balances	13	3,276	14,345	12,040	10,191	8,043

		8,148	35,680	33,313	26,145	24,388

Long-term liabilities

Loans from banks	14	4,000	17,516	20,867	17,516	20,867
Liability for termination
of employee/employer
relationship, net	15	45	200	988	-	633

		4,045	17,716	21,855	17,516	21,500

Commitments, contingent
liabilities and pledges	16

Shareholders’ equity

Share capital	17	2,603	11,399	11,392	11,399	11,392
Authorized capital as at
December 31, 2003 and 2002 was
25,000,000 shares of NIS 0.5
par value of which 10,744,031
and 10,730,831 shares were
issued and outstanding on
December 31, 2003 and 2002
respectively
Premium on shares		9,640	42,214	42,195	42,214	42,195
Capital reserves		413	1,807	2,380	1,807	2,380
Accumulated deficit		(5,473)	(23,969)	(5,976)	(23,969)	(5,976)
Treasury stock		(229)	(1,003)	(1,003)	(1,003)	(1,003)

		6,954	30,448	48,988	30,448	48,988

		19,147	83,844	104,156	74,109	94,876

Date of approval of the financial statements: March 30, 2004

Rafael Aravot Chairman of the Board and CEO	Haim Schleifer Director and Joint General Manager

(*)       Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations (Adjusted NIS in Thousands, to December 2003)

		Consolidated				Company
		Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
		2003	2003	2002	2001	2003	2002	2001
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Revenues	22	12,815	56,116	86,159	85,941	23,169	38,811	23,937
Cost of revenues	23	7,444	32,598	41,412	51,293	14,558	19,008	12,915

Gross profit		5,371	23,518	44,747	34,648	8,611	19,803	11,022

Operating expenses
Research and development
expenses, net	24	2,889	12,651	12,755	12,338	4,765	3,004	3,739
Marketing and selling
expenses	24	2,883	12,622	14,240	15,831	5,286	3,531	3,376
Administrative and general
expenses	24	3,327	14,569	13,630	12,601	6,659	7,423	7,436

		9,099	39,842	40,625	40,770	16,710	13,958	14,551

Operating income (loss)		(3,728)	(16,324)	4,122	(6,122)	(8,099)	5,845	(3,529)
Financial income
(expenses), net	24	(864)	(3,783)	(1,402)	1,925	(3,643)	(2,105)	3,021
Other income (expenses),
net	24	464	2,032	1,640	2,703	2,799	2,130	2,737

Income (loss) before taxes
on income		(4,128)	(18,075)	4,360	(1,494)	(8,943)	5,870	2,229
Income tax expenses (income)	25	(19)	(82)	1,051	888	(42)	-	523

Income (loss) before
Company’s share in results
of Investee companies		(4,109)	(17,993)	3,309	(2,382)	(8,901)	5,870	1,706
Company’s share in losses
of Investee companies		-	-	-	-	(9,092)	(2,561)	(4,088)

Net income (loss)		(4,109)	(17,993)	3,309	(2,382)	(17,993)	3,309	(2,382)

Earnings (loss) per share
(“EPS”)		(0.38)	(1.67)	0.31	(0.22)

Weighted average number of
shares used in computation
of EPS (in thousands)		10,744	10,744	10,731	10,728

          (*)  Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders’ Equity (Adjusted NIS in Thousands, to December 2003)

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company’s shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance at December 31, 2000
	10,697,631	11,373	41,995	2,260	-	(2,187)	(6,903)	46,538

Exercise of options	30,200	19	58	-	-	-	-	77

Repayment of a loan for the
acquisition of shares	-	-	138	-	-	1,184	-	1,322

Net loss	-	-	-	-	-	-	(2,382)	(2,382)

Balance at December 31, 2001
	10,727,831	11,392	42,191	2,260	-	(1,003)	(9,285)	45,555
Exercise of options	3,000		4	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	120	-	-	120

Net income	-	-	-	-	-	-	3,309	3,309

Balance at December 31, 2002
	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	13,200	7	19	-	-	-	-	26

Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(573)	-	-	(573)

Net loss	-	-	-	-	-	-	(17,993)	(17,993)

Balance at December 31, 2003
	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flow (Adjusted NIS in Thousands, to December 2003)

	Consolidated				Company
	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2003 (*)	2003	2002	2001	2003	2002	2001
	U.S.$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Cash flows from operating activities:
Net income (loss)	(4,109)	(17,993)	3,309	(2,382)	(17,993)	3,309	(2,382)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating
activities (Appendix A):	2,007	8,776	10,074	(2,042)	14,017	6,504	8,150

Net cash provided by (used in) operating
activities	(2,102)	(9,217)	13,383	(4,424)	(3,976)	9,813	5,768

Cash flows from investing activities:
Credit given to consolidated companies	-	-	-	-	(1,013)	746	(10,373)
Acquisition of an operation (Appendix C)	-	-	(605)	-	-	(605)	-
Investments in other companies	-	-	-	-	-	-	(422)
Acquisition of fixed assets	(247)	(1,075)	(2,171)	(2,747)	(228)	(2,007)	(1,813)
Proceeds from sales of fixed assets	87	384	552	186	112	1,357	-
Sale (acquisition) of short-term investments,
net	76	334	1,476	-	334	1,476	-
Deposit of fund in respect of directors rights
upon retirement	-	-	-	(2,683)	-	-	(2,683)

Net cash provided by (used in) investing
activities	(84)	(357)	(748)	(5,244)	(795)	967	(15,291)

Cash flows from financing activities:
Increase (decrease) in short term credit from
banks, net	897	3,926	(341)	6,554	1,770	(385)	6,695
Long-term loans received	-	-	765	-	-	765	-
Repayment of long –term loans	(863)	(3,778)	-	(2,337)	(3,778)	-	(2,310)
Consideration from share issuance & Company’s
sale of shares	-	-	-	139	-	-	-
Loan repayment by interested parties to acquire
shares in the Company	-	-	-	1,184	-	-	1,184
Exercise of options by employees	6	26	4	76	26	4	77

Net cash provided by (used in) financing
activities	40	174	428	5,616	(1,982)	384	5,646

Effect of exchange rate changes on cash and
cash equivalents	(13)	(55)	-	-	-	-	-

Increase (decrease) in cash and cash equivalents	(2,159)	(9,455)	13,063	(4,052)	(6,753)	11,164	(3,877)
Cash and cash equivalents at the beginning of
the year	5,557	24,333	11,270	15,322	16,213	5,049	8,926

Cash and cash equivalents at the end of the year	3,398	14,878	24,333	11,270	9,460	16,213	5,049

         (*)  Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flow (Adjusted NIS in Thousands, to December 2003)

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Consolidated				Company
	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Income and expenses not involving cash flows:
Company’s share in loss from Investee companies	-	-	-	-	9,092	2,561	4,088
Depreciation and amortization	594	2,597	2,685	2,521	1,662	1,665	1,759
Decrease in liability for termination of
employee/employer relationship	(198)	(869)	(467)	(18)	(714)	(538)	(97)
Write-down of loans	(59)	(259)	675	(503)	(259)	691	(314)
Decrease (increase) in value of marketable
securities	35	155	166	(82)	155	166	(82)
Decrease (increase) in deferred taxes	102	444	(18)	(67)	350	2	-
Other	17	71	88	-	62	27	-

	491	2,139	3,129	1,851	10,348	4,574	5,354

Changes in assets and liabilities:
Decrease (increase) in trade receivables	1,402	6,141	5,216	(4,575)	3,724	(3,210)	851
Decrease (increase) in other receivables and
debit balances	(172)	(752)	1,661	(48)	(102)	1,445	1,334
Decrease in inventories	318	1,391	681	5,218	(626)	136	1,568
Increase (decrease) in trade payables	(726)	(3,178)	(2,389)	(5,260)	(1,475)	796	(833)
Increase (decrease) in other payables and
credit balances	694	3,035	1,776	772	2,148	2,763	(124)

	1,516	6,637	6,945	(3,893)	3,669	1,930	2,796

	2,007	8,776	10,074	(2,042)	14,017	6,504	8,150

Appendix B: Non-monetary events

Conversion of loans from long-term to short-term	-	10,739	-	10,739

Conversion of loans from short-term to long-term	13,121	-	13,121	-

          A consolidated company converted a loan of NIS 12,036 thousands to capital on January, 1 2002

          (*)     Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flow (Adjusted NIS in Thousands, to December 2003)

Appendix C: Activities Acquisition

	Consolidated
	For the year ended December 31
	2003	2002
	NIS (K)	NIS (K)
Working capital, net		(280)
Other assets		(325)

		(605)

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 1 - GENERAL

A.	RoboGroup T.E.K. Ltd. was incorporated in 1982 under the name of Eshed Robotec (1982) Ltd. The Company changed its name to its current name in May 2001. RoboGroup T.E.K. Ltd. is engaged in the development, manufacture and marketing of robotic and other products intended for training in industrial manufacturing technologies, including remote learning over the internet (e-learning). The Company has a number of Investee companies, the principal objects of which are marketing the Company’s products, marketing products in the fields of science, technology and computerization in the education market, production and marketing of computerized numerical control (CNC) machines for training and industry and software for the planning and the production by computer (CAD/CAM), development and marketing of new industrial technologies in the field of industrial motion control, and the development of a technology to shorten significantly the time taken to access and extract data from the memory of a computer (see Appendix to the Financial Statements).

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

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
Amounts in the financial statements, including comparative amounts, have been adjusted for changes in the Israeli Consumer Price Index (hereinafter – “CPI”) according to the CPI published for December 2003.
The term “cost” in these financial statements means cost in adjusted New Israeli Shekels (NIS).
The adjusted values of non-monetary items do not necessarily represent their economic values, but merely show their historical cost adjusted for changes in the purchasing power of the Israeli currency.
A summary of the Company’s nominal figures, on which the adjusted financial statements are based, is given in Note 26.
See Note 2T with respect to the discontinuance of the adjustment of financial statements to reflect changes in inflation in Israel beginning January 1, 2004.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

A.	Adjusted Financial Statements (Cont.’)

	2.	Adjustment policies and supplementary data: (Cont.’)

		a.	Balance Sheets

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

B.	Convenience translation into US dollars

The adjusted consolidated financial statements as at December 31, 2003 and for year than ended, have been translated into US dollars purely for the convenience of non-Israeli readers. The translation was made according to the representative exchange rate of the US dollar to NIS on December 31, 2003 ($1 = NIS 4.379). the translation dollar amounts should not be construed as amounts receivable or payable in dollars or convertible into dollars.

C.	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and those of its subsidiaries (consolidated companies). These financial statements also include the Company’s portion (50%) of the assets, liabilities, income and expenses of companies owned jointly.
Significant inter-company balances and transactions between the Company and its consolidated companies or its proportionately consolidated company (including unrealized internal profits) have been eliminated for the purpose of consolidation.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

D.	Exchange Rates and Basis of Linkage

Balances in, or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date. Changes in monetary balances caused by changes in foreign currency exchange rate or from changes in the CPI are changed to the statement of operation as incurred.
Hereunder are details of the CPI and dollar exchange rates:

	Dollar Exchange Rates NIS	CPI Points
At December 31, 2003	4.379	112.9
At December 31, 2002	4.737	115.1
At December 31, 2001	4.416	108.1

Rates of increase (decrease) in the years	In percentage %
2003	(7.55)	(1.9)
2002	7.3	6.48
2001	9.2	1.41

E.	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and deposits with banks which have original maturities of three months or less that are not restricted.

F.	Marketable Securities

Marketable securities held for short term as marketable securities are stated at market value. Changes in value are included in other income and expenses.

G.	Customers - Allowance for doubtful accounts

Provision for doubtful accounts have been calculated on a specific basis, in respect to debts whose collection is in doubt.

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:
Raw materials and bought-in – by the moving average method. Work in progress and finished products: The raw materials component - by the moving average method. Labor and production overheads component – on the basis of actual manufacturing costs.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

I.	Investments in Investees and Other Companies

The investments in Investee companies are stated in the Company’s financial statements on an equity value basis.
The excess of cost of the investment in an Investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of five years.
Investments in other companies, held as long-term investments, are presented at cost.

J.	Financial statement of consolidated companies’ abroad

Until December 31, 2001, all the consolidated companies operating abroad were an extension of the Company. Accordingly, their assets and liabilities have been translated into NIS at the exchange rates in effect on balance sheet date, except for non-monetary items which were translated at historical rates and adjusted for changes in the CPI. Revenue and expense items were translated at the average monthly exchange rate in effect at the time of the transaction and adjusted for changes in the CPI.
Starting in 2002, because of changes in the nature of activity of a consolidated company abroad due to, among other things, the receipt of a commitment from banks in its jurisdiction to be given credit lines, and the growing trend an increase in the consolidated company’s activities that refer to output not originating from the parent company, the consolidated company became, in practice, an autonomous entity, and the U.S. dollar became its functional currency. Therefore, the subsidiary’s financial statements as from the year 2002 and thereafter have been translated according to closing rates. Translation differences caused by the difference between adjusting the investment according to the changes in the CPI to adjusting the equity of the subsidiary to the changes in exchange rates to the US dollars have been attributed to a translation of foreign currency differences of an autonomous entity capital fund in the shareholders equity.

K.	Fixed Assets

Fixed assets are stated at cost (Demonstration equipment are valued at the cost of finished products of the same type less accumulated depreciation).
Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized.
Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

%
Machinery and equipment (mainly 20%)	10-20
Office equipment and furniture (mainly 6%)	6-10
Computers and computerized equipment (mainly 33%)	20-33
Vehicles (mainly 20%)	15-20
Building (mainly 2%)	2-4

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

M.	Intangible Property

Intangible property includes mainly goodwill, know-how and rights to products. Goodwill represents the excess of cost of the investments in businesses and consolidated companies over their fair value at acquisition, amortized at annual rates over a period of five years. Know-how and rights to products are amortized according to the straight-line method on the basis of their estimated useful lifetime, which is approximately three years.

N.	Deferred Taxes

Deferred taxes are computed in respect of temporary differences between the reported amounts of assets and liabilities and their tax basis and calculated according to the enacted tax rates and lows that is expected to be in effect when the differences are expected to be paid or realized. The Company recognizes tax benefits receivable where the expectation of realization according to management estimate, is more likely than not.
The Company and a proportionately consolidated company have accumulated earnings derived from tax exempt income as an “approved enterprise”. The distribution of a dividend out of such income would give rise to the imposition of corporation tax at the rate of 20% in respect to that income. If such dividends are distributed, tax expenses will be recorded in the statement of operations. It is the intention of the Company and the proportionately consolidated company to reinvest its tax-exempt income. Accordingly, there is no provision for deferred taxes in respect of tax exempt income.
In the calculation of deferred taxes, no deferred taxes were recorded in respect of investee companies, include in these to financial statements according to the equity method, because it is the Company’s intention to hold these investments and because it is the Company’s policy not to distribute dividends which would increase the group’s tax liability.

L.	Product Warranty

The provision is calculated specifically for the obligation relating to each individual product sold, usually for a period of one year from the date of sale.

O.	Foreign Currency Hedging Transactions

The Company has in the past engaged in forward foreign currency transactions in order to minimize the risks inherent in changes in exchange rates in respect of commitments to sell products in currencies other than U.S. or Israeli. Profits or losses arising from such changes in exchange rates are recorded in the statement of operations, as incurred and the premium or discount resulting from such transactions is amortized over the term of the contract.
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
Accordingly, Note 27 gives proforma data had the Company chosen to adopt U.S. Statement FAS 123 for the accounting treatment of benefits inherent in the above mentioned program.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

Q.	Revenue Recognition

Revenues from sale of products and from the sale of software rights are generally recognized upon delivery, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remaining.

In a revenue arrangement with multiple deliverables, the delivered item(s) considered a separate unit of accounting if all of the following criteria are met:

	1.	The delivered item(s) has value to the customer on a standalone basis.
	2.	There is objective and reliable evidence of the fair value of the undelivered item(s).
3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. With respect to transactions that were entered into from June 15, 2003 and henceforth, the company adopted the provisions of publication of the Emergency Issues Task Force on Issue 00-21 (EITF 00-21) that were recently published and they are recognized as arrangement with multiple deliverables as detailed above.

Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts.
Revenues from software maintenance services are recognized ratably over the contractual period.
Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

R.	Research and Development Costs

Research and development costs are charged to income as incurred. Related grants are deducted from the related cost on an accrual basis.

S.	Earnings Per Share

The basic earnings per share are calculated on the basis of a weighted average of the issued and paid-up shares during the year, with no accounting for possible dilution.

These financial statements does not include the effect of a possible dilution from options given to employees because their effect in anti-dilution or not material.

T.	Impact of recently issued Accounting Standards

In October 2001 the Israel Accounting Standards Board issued Israel Accounting Standard 12 which deals with discontinuing the adjustment of financial statements and Israel Accounting Standard 13 concerning the effect of changes in the rates of exchange of foreign currencies. In December 31, 2002 the Israel Accounting Standards Board decided, in Standard 17, to defer the effective dates of Standards 12 and 13 to January 1, 2004.

Pursuant to Standard 12 and 17, the adjustment of financial statements to inflation in Israel will be discontinued as of January 1, 2004. The Company continued to draw up adjusted financial statements until December 31, 2003, pursuant to Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures in the financial statements as of December 31, 2003 shall be the basis for financial statements in nominal terms as of January 1, 2004.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 3   -   SHORT-TERM INVESTMENTS

                      Composition

	Consolidated and Company
	December, 31	December, 31	December, 31
	2003	2003	2002
	U.S.$ (K)	NIS (K)	NIS (K)
Marketable securities:	-	-	263
Shares	-	-	103
Bonds	-	-	-
Mutual participation funds	-	-	366

Deposits	-	-	123

Total	-	-	489

NOTE 4 - TRADE RECEIVABLES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Customers:
Open accounts	3,336	14,607	20,235	2,875	6,192
Checks for collection	79	346	819	230	478

Total trade receivables	3,415	14,953	21,054	3,105	6,670
Less: Allowance for doubtful
accounts	(396)	(1,736)	(1,420)	(341)	(182)

	3,019	13,217	19,634	2,764	6,488

NOTE 5 - OTHER RECEIVABLES AND DEBIT BALANCES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Related parties (1)	31	138	309	138	319
Loans to employees	18	78	105	78	53
Advances to suppliers	132	577	434	577	434
Institutions	66	293	361	215	510
Deferred taxes	46	201	301	-	-
Prepaid expenses and others	230	1,005	1,002	479	596

	523	2,292	2,512	1,487	1,912

(1) Unlinked and do not bear interest.

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 6 - INVENTORIES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Raw materials	1,578	6,911	9,265	1,519	1,980
Work in process	537	2,350	2,397	454	623
Finished products	913	3,997	3,119	3,006	1,750
Bought-in finished products	78	345	798	-	-

	3,106	13,603	15,579	4,979	4,353

NOTE 7 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES

A.	Composition

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K)(*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Investment in
consolidated companies:
Cost of shares	-	-	-	14,320	14,320
Translation differences
of an autonomous
consolidated company	-	-	-	(453)	120
Accumulated losses	-	-	-	(31,572)	(22,930)

	-	-	-	(17,705)	(8,490)
Long-term loans and debit
balances	-	-	-	28,028	27,015

	-	-	-	10,323	18,525

Investment in
proportionately
consolidated companies
Cost of shares	-	-	-	4,070	4,070
Accumulated income	-	-	-	5,601	6,051

	-	-	-	9,671	10,121

Investment in other
companies
Cost of shares	3	15	108	15	108

	3	15	108	20,009	28,754

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 7 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (cont.’)

B.	Supplementary Information

(1)	In December 2003 the Company decided to significantly reduce the activities of its consolidated companies, MemCall Ltd. and MemCall LLC. (Hereafter: “MemCall”) which are held by another consolidated company.
Following that decision, MemCall terminated the employment of the majority of its employees and will continue to employ the rest in a limited scope, mainly in order to continue to obtain MemCall’s intellectual properties rights, and to continue efforts to find investors and strategic partners, as well as potential customers and other buyers for MemCall’s technology.

	(2)	Hereunder are summary data of the Company’s share in the assets and liabilities, income and expenses of a proportionately consolidated company:

a. Assets and Liabilities

	December, 31	December, 31	December, 31
	2003	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)
Current assets	2,690	11,778	12,268
Non current assets	314	1,376	1,737
Current liabilities	(786)	(3,441)	(3,374)
Long-term liabilities	(9)	(42)	(196)

Shareholders’ equity	2,209	9,671	10,435

b. Income and expenses

	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2001
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)
Income	1,615	7,070	9,488	16,670
Expenses	(1,791)	(7,842)	(6,622)	(13,846)

Net income (loss)	(176)	(772)	2,866	2,824

NOTE 8 - ACQUISITION OF OPERATIONS

In December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an e-learning product for distance learning via satellite broadcasts and broadband lines) in consideration for approximately NIS 605 thousand (consisting of approximately US$ 130 thousand in cash and an undertaking to pay royalties on certain sales for three years, as specified in the agreement). Pursuant to the agreement the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product.

Hereunder are data of the assets acquired:

Consolidated
October, 31
2002
NIS (K)
Receivables	140
Inventories	139
Other assets	326

605

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 9 - FIXED ASSETS

	Machinery and Equipment (1)	Office Equipment and Computers	Vehicles	Building (2)	Leasehold Improve- ments	Total	Total (*)
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K)

Consolidated

Cost
Balance at January 1, 2003	7,443	6,956	2,254	38,174	812	55,639	12,706
Additions	693	405	50	(73)	-	1,075	245
Disposals	(584)	(298)	(537)	-	-	(1,419)	(324)
Translation differences of an
autonomous consolidated company	(254)	(67)	(14)	-	(32)	(367)	(84)

Balance at December 31, 2003	7,298	6,996	1,753	38,101	780	54,928	12,543

Accumulated Depreciation
Balance at January 1, 2003	5,010	5,374	1,325	3,795	68	15,572	3,556
Provision for the year	329	672	170	1,113	95	2,379	544
Disposals	(383)	(260)	(412)	-	-	(1,055)	(242)
Translation differences of an
autonomous consolidated company	(154)	(42)	(1)	-	(4)	(201)	(46)

Balance at December 31, 2003	4,802	5,744	1,082	4,908	159	16,695	3,812

Depreciated cost at
December 31, 2003	2,496	1,252	671	33,193	621	38,233	8,731

Depreciated cost at
December 31, 2002	2,433	1,582	929	34,379	744	40,067	9,150

	Machinery and Equipment (1)	Office Equipment and Computers	Vehicles	Building (2)	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

The Company

Cost
Balance at January 1, 2003	2,490	4,009	1,510	38,174	46,183
Additions	181	120	-	(73)	228
Disposals	-	-	(334)	-	(334)

Balance at December 31, 2003	2,671	4,129	1,176	38,101	46,077

Accumulated Depreciation
Balance at January 1, 2003	2,073	3,390	934	3,794	10,191
Additions	79	257	102	1,114	1,552
Disposals	-	-	(253)	-	(253)

Balance at December 31, 2003	2,152	3,647	783	4,908	11,490

Depreciated Cost at 31.12.03 (1)	519	482	393	33,193	34,587

Depreciated Cost at 31.12.02 (1)	417	619	576	34,380	35,992

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 9 - FIXED ASSETS (cont.’)

(1)	a. An investment in a building in Rosh Ha’Ayin in which the Company and its Israeli Investee companies conduct their activities. The Company has capitalized leasehold on the land on which the building is erected. The lease expires in 2042.

b. Includes capitalized financial expenses of NIS 1,307 thousand.

(2)	As to pledges, see Note 16C.

NOTE 10 - OTHER ASSETS
	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Goodwill - cost	122	538	587	-	-
Accumulated depreciation	(74)	(325)	(237)	-	-

	48	213	350	-	-

Know-how - cost	74	325	325	325	325
Accumulated depreciation	(25)	(110)	-	(110)	-

	49	215	325	215	325

	97	428	675	215	325

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 11 - CREDIT FROM BANKS

A. Composition

		Consolidated			Company
	Rate of Interest % (**)	December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
		U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Overdrafts	8	25	107	182	17	3
Short-term loans
in NIS	8	1,676	7,340	8,070	7,340	8,070
in U.S dollars	1	513	2,245	-	-	-
In Swiss Franks	1.7	568	2,486	-	2,486	-
Current maturities of
long-term loans		859	3,763	4,449	3,763	4,449

		3,640	15,941	12,701	13,606	12,522

(**) As at December 31, 2003.

B. As to guarantees for the loans, see Note 16 C.

NOTE 12 - TRADE PAYABLES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Open balances	1,097	4,804	8,132	2,262	3,725
Checks for collection	135	590	440	86	98

	1,232	5,394	8,572	2,348	3,823

NOTE 13 - OTHER PAYABLES AND CREDIT BALANCES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Income in advance	353	1,544	114	1,481	733
Customers advances	191	835	138	134	10
Payroll and related expenses	523	2,291	2,567	934	1,534
Liabilities to interested
parties (1)	215	942	915	942	915
Liabilities to a
proportionately consolidated
company	381	1,668	31	3,335	62
Accrued expenses	901	3,947	4,375	3,195	3,321
Institution	517	2,266	-	11	-
Other obligations	195	852	3,900	158	1,468

	3,276	14,345	12,040	10,191	8,043

(1) Unlinked and free of interests.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 14 - LOANS FROM BANKS

A. Composition

		Consolidated			Company
	Rate of Interest % (**)	December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
		U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Loans in Japanese Yen	3.5	1,460	6,392	7,342	6,392	7,342
Loans in U.S dollars	4.5	1,610	7,050	8,651	7,050	8,651
Loan in NIS linked to the
CPI	7.5	1,789	7,837	9,323	7,837	9,323

		4,859	21,279	25,316	21,279	25,316
Current maturities		(859)	(3,763)	(4,449)	(3,763)	(4,449)

		4,000	17,516	20,867	17,516	20,867

Repayment by years

Current maturities - in the first year		859	3,763	4,449	3,763	4,449

- In the second year		859	3,763	4,449	3,763	4,449
- In the third year		859	3,763	4,449	3,763	4,449
- In the fourth year		859	3,763	4,449	3,763	4,449
- In the fifth year and thereafter		1,423	6,227	7,520	6,227	7,520

		4,000	17,516	20,867	17,516	20,867

		4,859	21,279	25,316	21,279	25,316

(**) As at December 31, 2003.

B. As to guarantees for the loans, see Note 16 C.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

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

Composition:
	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Liability for severance pay	217	953	2,339	468	1,231
Less – deposits in a
provident fund	(190)	(834)	(1,351)	(549)	(598)

	27	119	988	(81)	633

The provision for severance pay for director-shareholders assumes that their employment will terminate under circumstances, which do not entitle them to increased severance pay.
In this regard, and as to “risk life insurance” for the benefit of related parties, see Note 16.A.d.

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES

A.	Commitments to related parties

Terms of employment of related parties who are employed by the Company (as directors and officers) include, inter alia, the following:

	(a)	Monthly linkage for changes in the CPI on the salaries of three related parties who are employed full time by the Company and assurance of real increment annually of 5% or 10%, on condition that the consolidated pre-tax earnings will equal or be greater than $0.5 million and $1 million, respectively.

	(b)	Annual bonuses on earnings for all the related parties together are:

•	Where the consolidated pre-tax earnings are less than $1 million – 3.32% of those earnings.
•	Where the annual earnings are between $1 million and $2 million – 6.68% of those earnings.
•	Where the annual earnings exceed $2 million – 10% of those earnings.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (cont.)

A.	Commitments to related parties (cont.)

	(c)	The grant of an additional 75% of severance pay (150% until December 1995) in the event of dismissal or resignation on the grounds of a breach of contract with the Director, or under any other circumstances which are viewed by law as a dismissal of an employee (severance pay at the normal rate will be paid in the event of voluntary resignation). As at December 31, 2003, the amount of the addition was approximately NIS 5.7 million (approximately $1.3 million).

	(d)	Risk-life insurance, in addition to normal severance pay, in an amount of $1 million for each of the three full-time directors, and $333 thousand to other director including grossed-up benefits to directors. The insurance is covered by risk-life policies in the name of each of the Directors.

	(e)	The Company maintains a Directors and Officers Liability Insurance Policy in the amount of approximately $ 5 million.

(f)	The Company has irrevocably undertaken to indemnify its directors and officers for any liability or expense incurred by them due to an act, including an omission, performed by them in their capacity as officers of the Company. The amount of the indemnification under the letters of indemnification to all the recipients of the indemnification, cumulatively for a single event, will not exceed an amount in NIS equal to US$ 4 million.
The Company has also provided its directors and officers indemnification letters according to which the Company will irrevocably indemnify each such director and officer (under Section 259 of the Companies Law), from liability for damages caused to the Company due to the breach of the officers’ or director’s duty of care to the Company.

B.	Contingent liabilities

	1.	Royalties and know-how

The Company, a consolidated company and a proportionately consolidated company are committed to pay royalties on products developed under projects supported by the Office of the Chief Scientist, at the rate of 2%–4.6% of the sale price, limited to the amount of grant received (linked to the US dollar). As of the balance sheet date the grant balance on which royalties have not yet been accrued amounts to US$ 3.3 millions in the consolidated statements.
In February 2004, the Company received a letter from the Office of the Chief Scientist, stating the Company is required to pay approximately 900 thousand dollars due to royalties payments differences for the years 1996-2002. The said letter was lacking any supporting ducumentation and the Company rejects the demand completely.
The Company, based on its legal advisors, does not project any additional payments to the Office of the Chief Scientist beyond the amounts included in the financial statements.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (cont.)

B.	Contingent liabilities (cont.)

	2.		Claims

		1.	A claim was filed against the Company by a subcontractor of a former consolidated company in the Labor Court for payment of approximately NIS 320 thousand, for an alleged debt of the Company to the plaintiff.

2.	The Company and the consolidated company have filed a legal claim, in the amount of 2.6 million NIS against “Fourier Systems 1989 Ltd.” (Hereafter: “Fourier”) due to unlawful use of trade secrets, other commercial wrongful acts and breach of a distribution agreement.
Fourier has filed a counter legal claim in the amount of 3 million NIS.

Due to the preliminary stages of the legal claim, the Company is unable to estimate the prospects of these legal claims. Therefore, the Company has not made any provision in its financial statements.

C.	Pledges

	1.		Guarantees

The Company has given a guarantee of up to $3 million for the liabilities of a consolidated company to a bank. The consolidated company has given an unlimited guarantee for the Company’s liabilities to the bank.
To balance sheet date, the consolidated company had not utilized this guarantee.

	2.		The Company

		(a)	In order to obtain credit from a bank the Company pledged to the bank its real estate rights and the right to receive rent.

		(b)	The Company has pledged vehicles and mortgaged its portfolio of marketable securities, notes and other securities as security for the receipt of credit and other banking services.

		(c)	The Company has entered an obligation to support the working capital including bank credit payments of a consolidated company, if and when requested by the bank during the year ending on December 31, 2004.

	3.		Consolidated Companies

		(a)	A consolidated company has given a bank floating pledge on its assets to secure credit from this bank when requested by that Company. At the balance sheet date the credit line is approximately $850 thousand U.S$.
		(b)	A consolidated company has given a bank a senior floating pledge on its notes.
		(c)	A consolidated company has pledged to a bank its vehicles and its right to receive monies from a customer.

	4.		Proportionately Consolidated Company

A proportionately consolidated company has pledged in favor of a bank all of its accounts (checking, deposits and marketable securities), to secure credit from this bank when requested by that Company. At the balance sheet date the proportionately consolidated company has no credit from this bank.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 17 - SHARE CAPITAL

1.	Programs for issuing shares to directors and options to employees were performed as follows:

(1.1)	On February 9, 1998, 405,000 options were issued to a trustee on behalf of 35 employees of the Company who were not interested parties at an exercise price in NIS equal to U.S.$ 0.50 per share, according to the share price at the approval date.

Exercise of the options is conditional on the beneficiary being employed by the Company or its subsidiary under certain rules set by the plan. The right to exercise the option will expire on December 31, 2006.

Below is the balance of the options issued in 1998:

	For December, 31	For December, 31
	2002	2003

Number of options exercised by employees	285,000	298,200
Number of options exercisable by employees	75,400	63,200

(1.2)

On November 11, 2002 the Company’s Board of Directors approved a plan to allot 1,270,000 options to buy ordinary shares of the Company of par value NIS 0.5 each in consideration for an exercise price equal to $0.91 per share. The plan includes an allotment of 570,000 options to directors of the Company. The balance of 700,000 options is reserved for the employees of the Company and its consolidated companies in Israel and overseas. The vesting period is over 5 years from the date of issuance.

During 2003, the Company issued 837,500 options to a trustee for directors and employees of the company and the subsidiary companies according to section 102 to the Tax Ordinance capital gain track. In addition, the Company issued 190,000 options to the directors according to the option plan.

During 2003, 90,000 options were returned to the trustee as a result of termination of employment.

2.	Purchase of the Company’s shares by the Company and its consolidated companies (“Treasury Stock”):

1.	On October 10, 2002 the Company’s Board of Directors resolved to buy up to $450,000 of the Company’s shares and to reconsider the resolution after each $100,000 acquisition.

The amount of the distribution sought to be approved by the Court, on April 2003, was NIS 2,140 thousand. The Company’s principal creditors have consented to the distribution in principle.

	2.	As of December 31, 2002, the Company holds 494,321 of its own shares as a treasury stock.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 18 - FINANCIAL INSTRUMENTS AND CREDIT RISKS

A.	The Company and its investee companies did not enter into futures contracts in 2002-2003..

B.	The cash, cash equivalents and short term investments of the Company and its Investee companies (the “Group”), are deposited mainly in Israeli and U.S. banks.

Approximately 14.5% of the Company’s sales are made in Israel to a large number of customers who are mainly local municipalities and educational institutions.

Export sales and sales overseas are made mainly through dealers, and via them to a large number of end users. The breakdown of customer credit as of December 31, 2003 amounting to approximately NIS 13,217 thousand in the consolidated statements and to approximately NIS 2,764 thousand in the Company’s statements is as follows:

	(1)	Customer receivables due from local municipalities or educational institutions in Israel amount to approximately NIS 2,672 thousand in the consolidated statements.
(2)	Other customer receivables, some of which are secured by notes and letters of credit, and most of which are not guaranteed, amount to approximately NIS 10,545 thousand in the consolidated statements and to NIS 2,764 thousand in the Company’s statements.
In general, the Company’s exposure to credit risks through customer receivables is limited, as the Company invariably verifies the credit worthiness of its customers and also request customer securities, when necessary, according to the risk factor of the export shipments.
(3)	A proportionately consolidated company with revenues of approximately NIS 7 million (in 2002, approximately NIS 9.5 million), that is included in the Consolidated Statement of Operations, has one principal customer (the other shareholder in the company).
The sales to this customer accounted for in 2003 approximately 90% of this consolidated company’s sales (in 2002 – 100%).

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 19 - BALANCES AND TRANSACTIONS WITH INTERESTED RELATED PARTIES

A.	Balances of related parties:

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Current assets
Related parties (2)	31	138	309	138	309
Shareholders of
proportionately consolidated
company	686	3,005	4,868	-	-

Long term investments
Debit balance of consolidated
companies (1)	-	-	-	28,028	27,015

Current liabilities
Liabilities to related parties	215	942	915	942	915
Proportionately consolidated
companies	381	1,667	31	3,335	62

(1)	A sum of NIS 6,124 thousand linked to foreign currency (in 2002 NIS 1,997 thousand).
(2)	The highest balance during the year for Consolidated and Company was NIS 309 thousand (during the year 2002, NIS 309 thousand).

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 19 - BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND INVESTEE (cont.’)

B.	Income and expenses with interested parties and investees

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Sales to consolidated companies	-	-	-	-	5,769	8,342	10,413
Sales to proportionately consolidated
companies	-	-	-	26	-	-	51
Revenue from a shareholder of
proportionally consolidated company	1,441	6,312	9,648	16,670	-	-	-
Purchases from consolidated companies	-	-	-	-	215	348	26
Purchases from proportionately
consolidated companies	-	-	101	-	-	202	-
Purchases from a shareholder of
proportionately consolidated company	68	297	233	2,654	-	-	-
Payroll and related expenses for related
parties employed by the company	622	2,723	3,370	3,122	2,723	3,370	3,122
Number of related parties, employed by
the Company	3	3	4	4	3	4	4
Compensation to directors, not employed
by the Company	49	213	156	102	213	156	102
Number of directors, not employed by the
Company	6	6	5	2	6	5	2
Management fees received from
proportionately consolidated companies	26	114	194	556	228	388	1,112
Participation of consolidated companies
in expenses	-	-	-	-	370	905	459
Participation of proportionately
consolidated companies in expenses	80	351	166	387	701	332	773
Interest from (to) consolidated companies
and a proportionally
consolidated company	-	-	-	(31)	52	321	325
Rent income	93	406	471	394	1,194	1,005	1,168

C.	Additional information

On the 31 of December 2002 a related party employed by the company was retired. The related party received a compensation of approximately NIS 400 thousands, However he is still functioning as a non-paid director.

D.	Additional Transactions with Related Parties

Regarding issuing shares to directors, who are shareholders see Note 17.

E.	In October 2003, the Company entered into a contract with a proportionately consolidated company for the supply of a LearnMate platform, in consideration of 850 thousand dollars. As of December 31, 2003 the system had not yet been supplied.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES

	December 31, 2003
	Linked to foreign currency (1)	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Consolidated

Assets
Cash and cash equivalents	13,266	-	-	-	1,304	308	14,878
Short-term investments	-	-	-	-	-	-	-
Trade receivables	6,076	-	-	-	2,806	4,335	13,217
Other receivables and debit balances	52	-	-	-	1,934	306	2,292
Inventories	-	-	-	-	-	13,603	13,603
Investments in other companies	-	-	-	-	-	15	15
Fixed assets	-	-	-	-	-	38,233	38,233
Other assets	-	-	-	81	-	428	509
Deferred taxes	-	-	-	-	682	415	1,097

	19,394	-	-	81	6,726	57,643	83,844

Liabilities
Short-term bank credits	1,226	1,112	2,486	1,425	7,447	2,245	15,941
Trade payables	412	-	-	-	3,554	1,428	5,394
Other payables and credit balances	5,755	-	-	-	8,045	545	14,345
Long-term loans	5,824	5,280	-	6,412	-	-	17,516
Liability for termination of
employee/employer relationship, net	-	-	-	200	-	-	200

	13,217	6,392	2,486	8,037	19,046	4,218	53,396

Excess of assets (liabilities)	6,177	(6,392)	(2,486)	(7,956)	(12,320)	53,425	30,448

(1) The foreign balances are mainly in Dollars.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES

	December 31, 2002
	Linked to foreign currency(1)	Linked to Japanese Yen	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Consolidated

Assets
Cash and cash equivalents	21,118	-	-	1,847	1,368	24,333
Short-term investments	-	-	74	415	-	489
Trade receivables	10,977	-	-	2,685	5,972	19,634
Other receivables and debit balances	143	-	-	2,107	262	2,512
Inventories	-	-	-	-	15,579	15,579
Investments in other companies	-	-	-	-	108	108
Fixed assets	-	-	-	-	40,067	40,067
Other assets	-	-	-	-	675	675
Deferred taxes	-	-	-	-	759	759

	32,238	-	74	7,054	64,790	104,156

Liabilities
Short-term bank credits	1,334	1,064	2,051	8,252	-	12,701
Trade payables	1,107	-	-	5,397	2,068	8,572
Other payables and credit balances	259	-	1,108	9,791	882	12,040
Long-term loans	7,318	6,278	7,271	-	-	20,867
Liability for termination of employee/employer
relationship, net	-	-	988	-	-	988

	10,018	7,342	11,418	23,440	2,950	55,168

Excess of assets (liabilities)	22,220	(7,342)	(11,344)	(16,386)	61,840	48,988

(1) The foreign balances are mainly in Dollars.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES (cont.’)

	December 31, 2003
	Linked to foreign currency (1)	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Company

Assets
Cash and cash equivalents	8,198	-	-	-	1,262	-	9,460
Short-term investments	-	-	-	-	-	-	-
Trade receivables	2,764	-	-	-	-	-	2,764
Other receivables and debit balances	-	-	-	-	1,487	-	1,487
Inventories	-	-	-	-	-	4,979	4,979
Investments in investee companies and
other companies	6,124	-	-	18,869	2,229	(7,213)	20,009
Surplus deposits in provident fund	-	-	-	-	-	81	81
Fixed assets	-	-	-	-	-	34,587	34,587
Other assets	-	-	-	-	-	215	215
Deferred Taxes	-	-	-	-	527	-	527

	17,086	-	-	18,869	5,505	32,649	74,109

Liabilities
Short-term bank credits	1,226	1,112	2,486	1,425	7,357	-	13,606
Trade payables	161	-	-	-	2,187	-	2,348
Other payables and credit balances	6,930	-	-	-	3,261	-	10,191
Long-term bank loans	5,824	5,280	-	6,412	-	-	17,516
Liability for termination of
employee/employer relationship, net	-	-	-	-	-	-	-

	14,141	6,392	2,486	7,837	12,805	-	43,661

Excess of assets (liabilities)	2,945	(6,392)	(2,486)	11,032	(7,300)	32,649	30,448

(1) The foreign balances are mainly in Dollars.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES (cont.’)

	December 31, 2002
	Linked to foreign currency(1)	Linked to Japanese Yen	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Company

Assets
Cash and cash equivalents	14,652	-	-	1,561	-	16,213
Short-term investments	-	-	74	415	-	489
Trade receivables	5,999	-	-	489	-	6,488
Other receivables and debit balances	-	-	-	1,912	-	1,912
Inventories	-	-	-	-	4,353	4,353
Investments in Investee companies and other companies	9,543	-	-	2,086	17,125	28,754
Fixed assets	-	-	-	-	35,992	35,992
Other assets	-	-	-	-	325	325
Deferred Taxes	-	-	-	-	350	350

	30,194	-	74	6,463	58,145	94,876

Liabilities
Short-term bank credits	1,334	1,064	2,051	8,073	-	12,522
Trade payables	254	-	-	3,569	-	3,823
Other payables and credit balances	-	-	822	7,221	-	8,043
Long-term bank loans	7,318	6,278	7,271	-	-	20,867
Liability for termination of employee/employer
relationship, net	-	-	633	-	-	633

	8,906	7,342	10,777	18,863	-	45,888

Excess of assets (liabilities)	21,288	(7,342)	(10,703)	(12,400)	58,145	48,988

(1) The foreign balances are mainly in Dollars and Japanese Yen.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 21 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS

A.	Sales by Commercial Segments

	1.	General

		(a)	Management recognizes reportable segments using the following method:

The Group’s reportable segments are differentiated mainly according to the nature of the products and the services rendered.

		(b)	Description of the reportable segments

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

Business development segment (“Segment C”) – this segment includes R&D and other expenses in MemCall.

		(c)	As at the first quarter of 2003 the Company include the result from its building ownership activities in Segment A (previously included in Segment D of the financial statement as of December 31, 2002).

	2.	Information regarding reportable profit and assets

(a)	Measurement of income and assets of the operational segments:

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

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 21 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS (cont.’)

A.	Sales by Commercial Segments (cont.’)

	2.	Information regarding reportable profit and assets (cont.’)

		(b)	Financial data regarding the reportable operational segments:
	Consolidated
	Segment A	Segment B	Segment C	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Year ended December 31, 2003
Revenues from customers	49,155	6,961	-	-	56,116
Inter-segment revenues	-	110	-	(110)	-

Revenues	49,155	7,071	-	(110)	56,116

Financing income (expenses), net	(3,249)	(403)	(131)	-	(3,783)

Depreciation and amortization	(2,138)	(161)	(298)	-	(2,597)

Segment loss	(10,649)	(1,752)	(5,482)	(110)	(17,993)

Assets (at end of year)	36,961	962	300	-	38,223

Acquisition of fixed assets	948	112	15	-	1,075

	Consolidated
	Segment A	Segment B	Segment C	Adjustment	Total
	U.S.$ (K) *	U.S.$ (K) *	U.S.$ (K) *	U.S.$ (K) *	U.S.$ (K) *
Year ended December 31, 2003
Revenues from customers	11,225	1,590	-	-	12,815
Inter-segment revenues	-	25	-	(25)	-

Revenues	11,225	1,615	-	(25)	12,815

Financing income (expenses), net	(742)	(92)	(30)	-	(864)

Depreciation and amortization	(489)	(37)	(68)	-	(594)

Segment loss	(2,432)	(400)	(1,252)	(25)	(4,109)

Assets (at end of year)	8,442	220	69	-	8,731

Acquisition of fixed assets	216	26	3	-	245

	Consolidated
	Segment A	Segment B	Segment C	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Year ended December 31, 2002
Revenues from customers	76,511	9,648	-	-	86,159
Inter-segment revenues	-	166	-	(166)	-

Revenues	76,511	9,814	-	(166)	86,159

Financing income (expenses), net	(1,650)	248	-	-	(1,402)

Depreciation and amortization	(2,247)	(154)	(284)	-	(2,685)

Segment income (loss)	9,288	1,632	(7,445)	(166)	3,309

Assets (at end of year)	38,477	1,019	571	-	40,067

Acquisition of fixed assets	1,869	111	191	-	2,171

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 21 - FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND
GEOGRAPHICAL AREAS (cont.’)

B.	Financial Data by Geographical Areas

Revenues by geographical areas:

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

North America	5,609	24,562	37,311	39,767	5,574	7,321	7,082
Israel	1,866	8,170	9,445	16,766	871	1,666	3,331
Far East	2,051	8,983	16,078	21,873	2,667	6,430	5,205
Europe	1,253	5,487	2,028	2,353	5,144	4,101	2,353
South America	845	3,699	10,129	4,589	3,699	10,129	4,589
Others	1,191	5,215	11,168	593	5,214	9,164	1,377

Total	12,815	56,116	86,159	85,941	23,169	38,811	23,937

Investments and fixed assets – by geographical areas

	Consolidated			Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Israel	8,229	36,031	37,915	34,587	35,992
U.S.A	502	2,192	2,152	-	-

	8,731	38,223	40,067	34,587	35,992

NOTE 22 - INCOME

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Production operations	9,690	42,433	68,129	65,590	22,757	38,481	22,825
Trade activities	1,636	7,166	8,217	14,544	-	-	-
Management fees	47	206	166	555	412	330	1,112
Development services and
royalties	1,442	6,311	9,647	5,252	-	-	-

	12,815	56,116	86,159	85,941	23,169	38,811	23,937

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 23 - COST OF REVENUES

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

A. Manufacturing Operations

Materials consumed	2,865	12,548	22,188	26,228	4,524	7,891	4,833
Payroll and related expenses	2,357	10,321	10,888	7,801	6,141	5,801	3,322
Subcontractors	454	1,986	2,629	1,450	1,946	2,841	1,450
Others	1,092	4,783	4,883	3,715	2,774	2,171	1,783
Depreciation and amortization	75	330	478	484	203	231	306
Decrease (increase) in inventories
of work-in-process	41	181	(444)	631	181	(444)	631
Decrease (increase) in finished
products	(296)	(1,298)	(3,103)	1,898	(1,211)	517	590

	6,588	28,851	37,519	42,207	14,558	19,008	12,915

B. Commercial Operations

Goods purchased	549	2,406	2,762	7,701	-	-	-
Decrease (increase) in commercial
goods inventories	72	315	(8)	244	-	-	-

	621	2,721	2,754	7,945	-	-	-

C. Development services and Royalties

Payroll and related expenses	138	604	615	932	-	-	-
Depreciation and amortization	3	11	17	26	-	-	-
Others	94	411	507	183	-	-	-

	235	1,026	1,139	1,141	-	-	-

	7,444	32,528	41,412	51,293	14,558	19,008	12,915

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 24 - ADDITIONAL DATA RELATING TO STATEMENTS OF OPERATIONS

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

A. Research and Development Costs, Net
Research and development expenses	3,049	13,352	15,775	12,338	4,765	3,004	3,739
Less grants	(160)	(701)	(3,020)	-	-	-	-

	2,889	12,651	12,755	12,338	4,765	3,004	3,739

B. Marketing and Sales Expenses
Payroll and related expenses	1,861	8,150	7,347	9,839	3,133	2,337	2,153
Advertising and trade shows	195	854	1,485	1,572	341	24	43
Depreciation and amortization	59	258	539	887	150	202	238
Others	768	3,360	4,869	3,533	1,662	968	942

	2,883	12,622	14,240	15,831	5,286	3,531	3,376

C. Administrative and General Expenses
Payroll and related expenses	1,496	6,551	8,049	6,814	2,673	4,219	6,348
Depreciation and amortization	110	480	393	704	159	186	160
Doubtful debts	110	480	178	101	155	70	9
Others	1,611	7,058	5,010	4,982	3,672	2,948	919

	3,327	14,569	13,630	12,601	6,659	7,423	7,436

D. Financial Income (Expenses), Net
Income (expenses) due from long-term
debts	(20)	(88)	326	306	107	221	3,083
Income (expenses) due from
short-term credit	(844)	(3,695)	(1,728)	1,619	(3,750)	(2,326)	(62)

	(864)	(3,783)	(1,402)	1,925	(3,643)	(2,105)	3,021

E. Other Income (Expenses)
Income from building rental, net	462	2,022	1,474	2,569	2,700	2,296	2,655
Profit (loss) from negotiable
securities	(35)	(152)	166	131	(152)	(166)	82
Income (loss) from disposals of
fixed assets and sale of know-how	37	162	-	3	251	-	-

	464	2,032	1,640	2,703	2,799	2,130	2,737

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 25 - TAXES ON INCOME

A.	The Company and its consolidated companies reports on their income for tax purposes according to the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, whereby taxable income is measured in NIS adjusted for the changes in the Israeli CPI
In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year.

B.	Composition of Tax Expense

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Current taxes	-	-	859	955	-	-	521
Deferred taxes	101	444	101	(67)	350	-	2
Previous year taxes	(120)	(526)	91	-	(392)	-	-

	(19)	(82)	1,051	888	(42)	-	523

C.	Changes in Deferred Taxes:

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2003	2002	2003	2003	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Short-term deferred taxes	46	201	(100)	301	-	-	-
Long-term deferred taxes	95	415	(344)	759	-	(350)	350

	141	616	(444)	1,060	-	(350)	350
Tax advances	156	682	-	456	527	-	304

	297	1,298	(444)	1,516	527	(350)	654

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 25 - TAXES ON INCOME (cont.’)

D.	Below is a reconciliation between the theoretical tax expense (the regular tax rates applied to the reported income before tax) and the tax expense for the Group:

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Income (loss) before taxes	(4,103)	(18,075)	4,360	(1,494)	(8,943)	5,870	(2,229)
Statutory tax rate	36%	36%	36%	36%	36%	36%	36%

Theoretical tax	(1,477)	(6,507)	1,570	(538)	(3,219)	2,112	(801)

Increase (decrease) in tax due to:
Losses utilized during previous years	-	-	(3,043)	(430)	-	(2,218)	-
Permanent differences and other	79	345	283	11	271	194	(11)
Previous years taxes	(120)	(526)	91	(801)	(392)	-	-
Losses in respect of which no tax
benefits were recorded	1,499	6,606	2,690	2,646	3,298	(88)	1,335
Tax benefits from an approved enterprise	-	-	(540)	-	-	-	-

	1,458	6,425	(519)	1,426	3,177	(2,112)	1,324

Taxes on income	(19)	(82)	1,051	888	(42)	-	523

(*) Convenience translation into U.S.$

E.	Tax rates at which the taxes were calculated:

Current taxes 22% - 36% Deferred taxes 36%

In a proportionately consolidated company, the tax rate that was taken into account for the calculation of deferred taxes was 22%, which is the weighted tax rate that is expected to apply upon utilization of the benefits due to the “approved enterprise” (See note 25G).

The Company and consolidated companies have carry forward tax losses, which can be utilized in 2003 amounting to approximately NIS 8 million and NIS 24 million, respectively.
The Company’s U.S.- based consolidated company carry forward loss that can be utilized between 2005 and 2018.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)
NOTE 25 - TAXES ON INCOME (cont.’)

F.	Certain investments in fixed assets made by proportionally consolidated company have been granted an “approved enterprise” status subject to the law. The Company chose the alternative income course, accordingly income from the “approved enterprise” will be exempt from taxes for two years after which a reduced tax rate of 20% will be enacted for the remaining benefit period. The benefit period is a 10 year period beginning in the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. These benefits are contingent on an investment by foreigners of at least 50%. The program was enacted in 2000 and accordingly the benefit period is expected to end in 2009. Dividends distributed from “approved enterprise” income will be liable for a 15% corporate tax rate. If the company should distribute dividends from exempt income, at 20% tax rate will be withheld of the amount distributed (see note 2 M). The above mentioned benefits are contingent on the company meeting the terms of the law and regulations and an authorization letter according to which the company invested in an “approved enterprise”. Non - fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

G.	Tax Benefits as an “Industrial Company”

The Company is an “Industrial Company”, as defined by the Law for the Encouragement of Industry (Taxation) 1969 and, as such, is entitled to certain the benefits, mainly accelerated depreciation and the right claim expenses and amortization of intangible rights.

H.	Final tax assessments

The Company and its consolidated companies have final tax assessments under the Law up to and including the tax year 1998.
A proportionately consolidated company has been issued final tax assessments up to and including the 1999 tax year.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Iin Thousands NIS)

NOTE 26 - EXTRACT OF THE COMPANY’S FINANCIAL STATEMENTS IN NOMINAL TERMS

A.	Balance Sheets

	December 31,
	2003	2002
	NIS (K)	NIS (K)
Current Assets

Cash and cash equivalents	9,460	16,525
Short-term investments	-	498
Trade receivables	2,764	6,613
Other receivables and debit balances	1,487	1,949
Inventories	4,974	4,390

	18,685	29,795

Long-term investments

Investments in investee and other companies	20,442	29,307
Surplus deposits in a provident fund	81	-

	20,523	29,307

Fixed Assets	29,156	30,508

Other assets	531	566

	68,895	90,356

Current Liabilities

Credit from banks	13,606	12,763
Trade payables	2,348	3,897
Other payables and credit balances	10,191	8,198

	26,145	24,858

Long-Term Liabilities

Long-term bank loans	17,516	21,269
Liability for termination of employee/employer relationship	-	645

	17,516	21,914

Shareholders’ Equity

Share capital and capital reserves	28,679	29,202
Accumulated earnings (defict)	(2,500)	15,327

	26,179	44,529
Treasury stock	(945)	(945)

	25,234	43,584

	68,895	90,356

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Iin Thousands NIS)

NOTE 27 - EXTRACT OF THE COMPANY’S FINANCIAL STATEMENTS IN NOMINAL TERMS (cont.')

B.	Statements of Operations

	For the year ended December 31,
	2003	2002	2001
	NIS (K)	NIS (K)	NIS (K)

Revenues	23,485	39,388	22,864
Cost of revenues	14,769	19,193	12,150

Gross profit	8,716	20,195	10,714

Operating Expenses

Research and development expenses, net	4,840	3,038	3,549
Marketing and selling expenses	5,356	3,554	3,203
Administrative and general expenses	6,763	7,396	7,089

	16,959	13,988	13,841

Operating Income (Loss)	(8,243)	6,207	(3,127)

Financing (expenses) income, net	(3,562)	(1,771)	3,044
Other income	2,965	2,372	2,708

Income (loss) before taxes	(8,840)	6,808	2,625
Taxes on income	(42)	-	500

Income (loss) before Company’s share in results of Investee
companies	(8,798)	6,808	2,125
Company’s share in loss of Investee companies	9,029	2,397	5,004

Net income (loss)	(17,827)	4,411	(2,879)

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Iin Thousands NIS)

NOTE 27 - EXTRACT OF THE COMPANY’S FINANCIAL STATEMENTS IN NOMINAL TERMS (cont.')

C.	Statement of Changes in Shareholders’ Equity

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Loans guaranteed by Company’s shares	Retained Earnings (loss)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance at January 1, 2001	10,697,631	5,598	21,417	1,842	-	(2,065)	13,795	40,587

Exercise of options	30,200	17	55	-	-	-	-	72
Repayment of loan to purchase shares	-	-	146	-	-	1,120	-	1,266
Net loss	-	-	-	-	-	-	(2,879)	(2,879)

Balance at December 31, 2001	10,727,831	5,615	21,618	1,842	-	(945)	10,916	39,046

Exercise of options	3,000	1	4	-	-	-	-	5
Adjustment on translation of financial
statements of an autonomous
consolidated company	-	-	-	-	122	-	-	122
Net income	-	-	-	-	-	-	4,411	4,411

Balance at December 31, 2002	10,730,831	5,616	21,622	1,842	122	(945)	15,327	43,584

Exercise of options	13,200	7	19	-	-	-	-	26
Adjustment on translation of financial
statements of an autonomous
consolidated company	-	-	-	-	(549)	-	-	(549)
Net loss	-	-	-	-	-	-	(17,827)	(17,827)

Balance at December 31, 2003	10,744,031	5,623	21,641	1,842	(427)	(945)	(2,500)	25,234

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE
CONSOLIDATED STATEMENTS

The significant differences between the Israeli GAAP and the U.S. GAAP relate primarily to the following matters:

A.	Proportional Consolidation

According to Israeli GAAP, an investment in jointly held investee companies is presented according to the proportionate consolidation method. However, according to U.S. GAAP, such an investment is presented according to the equity method

B.	Presentation of liability for termination of employee/employer relationship

According to the rules of generally accepted accounting principles in Israel, the sum of a funded provision in a provident fund is deducted from the related liability. Under U.S. GAAP, the offsetting of assets and liabilities in these circumstances is not acceptable.

C.	Depreciation of goodwill

Following are the effects of the differences on the financial statements:

	December 31, 2003				December 31, 2002
	Financial Statements	Effect of Partial Consolidation	According to Equity Method	According to Equity Method	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)

Balance Sheet

Current assets	43,990	(11,778)	32,212	7,357	62,547	(12,268)	50,279
Fixed assets	38,233	(961)	37,272	8,512	40,067	(1,019)	39,048
Long-term investment	96	10,290	10,386	2,353	108	13,315	13,423
Other assets	428	108	536	122	675	-	675
Long term deferred taxes	1,097	(415)	682	156	759	(414)	345
Current liabilities	35,680	(3,441)	32,239	7,362	33,313	(3,374)	29,939
Non-current liabilities	17,716	577	18,293	4,159	21,855	2,994	24,849

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE
CONSOLIDATED STATEMENTS (cont.')

	December 31, 2003
	Financial Statements	Effect of Partial Consolidation	According to Equity Method	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *

Profit and Loss
Revenues	56,116	(6,960)	49,156	11,225
Gross profit	23,518	(4,182)	19,336	4,416
Income (loss) from operations	(16,324)	657	(15,667)	(3,578)

Cash Flows
Current operations	(9,217)	2,729	(6,488)	(1,482)
Investment operations	(357)	104	(253)	(58)
Financing operations	174	-	174	40

	December 31, 2002
	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)
Profit and Loss

Revenues	86,159	(9,488)	76,671
Gross profit	44,747	(7,836)	36,911
Income (loss) from operations	4,122	(3,603)	519

Cash Flows
Current operations	13,383	(4,195)	9,188
Investment operations	(748)	32	(716)
Financing operations	428	(244)	184

	December 31, 2001
	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)
Profit and Loss
Revenues	85,941	(16,670)	69,271
Gross profit	34,648	(5,507)	29,141
Loss from operations	(6,122)	(2,826)	(8,948)

Cash Flows
Current operations
Investment operations	(4,424)	543	(3,881)
Financing operations	(5,244)	262	(4,982)
	5,616	(305)	5,311

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE
CONSOLIDATED STATEMENTS (cont.')

D.	Proforma Information with Regard to the Effect of FAS-123

Following is the proforma data of the net income and basic income per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Financial Statements	Effect of FAS 123	Pro-forma	Pro-forma
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *
Net loss	17,993	352	18,345	4,189

Net loss per share	1.67	0.03	1.71	0.39

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model. The assumptions used are:

1.	Expected life length of the options – 4 years.
2.	Expected dividend distribution rate – 0%.
3.	Expected standard deviation – 110%.
4.	No-risk interest rate – 2%.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

Appendix to Financial Statements

Consolidated Companies, Wholly Owned and Controlled

Name of Company	%	Principal Activity

Consolidated Companies, Wholly Owned and Controlled
Intelitek Inc.	100	Marketing, technical support and maintenance of the Company’s products and manufacture and development of computerized numerical control (CNC) machining for training and industry, and software for computer-aided design and computer-aided manufacturing (CAD/CAM), under the name of Light Machine Corp. in North America.
Robotec Technologies Ltd.	100	Marketing, installing and maintaining the Company’s products and science and technology products in Israel, and supplying products and solutions to kindergartens, schools, universities and other educational institutes.
Eshed Robotec BV.	100	Management of investments in new activities.
Inteliek Traning Systems (1989) Ltd.(Formaly Sim Lev Ltd.)	100	Development of software for instruction on PLCs (Programmable Logic Controllers)
Robotec Industries Ltd.	100	Dormant
Computras Computerized Training Systems Ltd.	100	Design, development, manufacturing and marketing of learning modules and software.
Computras Marketing Training Systems Equipment (1988) Ltd.	100	Marketing learning modules and software for computerizing schools and educational institutions until 2002. Since then, the company has been inactive.
Burelco N.V	100	Holding company
MemCall Inc., MemCall LLC	78	Development of a technology for speeding up the location and retrieval of information in computers and communication networks.
MemCall Ltd.	78	Development of a technology for speeding up the location and retrieval of information in computers and communication networks.

Proportional consolidated company
Yaskawa Eshed Technology Ltd. YET U.S. Inc.	50	Development and manufacture of motion control systems and robotics.

25% Owned Companies
SwapStation.com NV		Dormant