Form 20-F
period 2004-12-31
ROBOGROUP TEK LTD
filed 2005-06-30
CIK 743399

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

Ordinary Shares, par value NIS 0.5 per share
as of December 31, 2004    11,238,952

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

A.      Selected Financial Data

          The following selected consolidated financial data for the three years ended December 31, 2004 and at December 31, 2003 and 2002 are derived from our consolidated financial statements set forth elsewhere in this annual report, which have been prepared in accordance with Israeli GAAP and United States GAAP and audited by Chaikin, Cohen, Rubin and Gilboa, independent certified public accountants in Israel, whose report with respect to these financial statements appears in this annual report. The selected consolidated financial data for the years ended December 31, 2000 and 2001 and as of December 31, 2000 and 2001 are derived from our other audited financial statements, not appearing in this annual report, which have also been prepared in accordance with accounting principles generally accepted in Israel and the United States and examined by Chaikin, Cohen, Rubin and Gilboa.

          The translation of New Israel Shekel, or NIS, amounts into U.S. dollars has been made solely for the convenience of the reader at the representative rate of exchange at December 31, 2004 (NIS 4.308 = $1.00).

Consolidated Statements of Income

	Year Ended December 31,					Convenience Translation into U.S.$

	2000	2001	2002	2003	2004	2004

	Adjusted Amounts (NIS in thousands, except per share data)				Reported Amounts (NIS in thousands, except per share data)

Revenues	66,671	85,941	86,159	56,116	61,734	14,330
Cost of revenues	37,866	51,293	41,412	32,598	35,843	8,320

Gross profit	28,805	34,648	44,747	23,518	25,891	6,010

Operating expenses
Research and development expenses, net	7,019	12,338	12,755	12,651	7,619	1,769
Marketing and selling expenses	10,659	15,831	14,240	12,622	13,204	3,065
General and administrative expenses	10,194	12,601	13,630	14,569	10,042	2,331

	27,872	40,770	40,625	39,842	30,865	7,165

Operating income (loss)	933	(6,122)	4,122	(16,324)	(4,974)	(1,155)
Financial income (expenses), net	1,454	1,925	(1,402)	(3,783)	(2,111)	(490)
Other income (expenses), net	1,411	2,703	1,640	2,032	809	188

Income (loss) before taxes on income	3,798	(1,494)	4,360	(18,075)	(6,276)	(1,457)
Income tax expenses (benefit)	555	888	1,051	(82)	1,411	327

Income (loss) before company’s share in results of Investee companies	3,243	(2,382)	3,309	(17,993)	(7,687)	(1,784)
Company’s share in losses of Investee companies	(1,015)	–	–	–	–	–

Income (loss) before accumulated effect for prior years because of changes in accounting policy	2,228	(2,382)	3,309	(17,993)	(7,687)	(1,784)

Accumulated effect for prior years because of changes in accounting policy	(2,141)	–	–	–	–	–

Net income (loss)	87	(2,328)	3,309	(17,993)	(7,687)	(1,784)

Basic and diluted net income (loss) per share before accumulated effect for prior years because of changes in accounting policy	0.20	(0.22)	0.31	(1.67)	(0.71)	(0.17)

Basic and diluted net income (loss) per share	0.01	(0.22)	0.31	(1.67)	(0.71)	(0.17)

Number of shares used to compute basic and diluted net income per share	10,697,631	10,727,831	10,730,831	10,744,031	10,756,814	10,756,814

Balance Sheets Data

	At December 31,					Convenience Translation into U.S.$

	2000	2001	2002	2003	2004	2004

	Adjusted Amounts NIS (in thousands)				Reported Amounts NIS (in thousands)
Working capital	32,478	13,927	29,234	8,310	2,389	554
Total assets	105,152	100,697	104,156	83,844	71,950	16,701
Long-term debt	27,173	10,606	21,855	17,716	17,402	4,039
Shareholders equity	46,537	45,557	48,988	30,448	23,134	5,370

Exchange Rate Information

          The following table sets forth, for the periods and dates indicated, certain information regarding the Bank of Israel representative rate of exchange for U.S. dollars, expressed in NIS per one dollar. The representative rate is the average between the buying rate and the selling rate of exchange.

          Such rates are provided solely for the convenience of the reader and should not be construed as a representation that NIS amounts actually represent such dollar amounts or that such NIS amounts could have been, or could be, converted into dollars at that rate or at any other rate. Such rates are not used by us in the preparation of our consolidated financial statements included elsewhere herein. See Note 2E to our consolidated financial statements included elsewhere in this annual report.

Period	Average (1)	High	Low	At Period End

Year ended December 31, 2000	NIS 4.078	NIS 4.198	NIS 3.967	NIS 4.041
Year Ended December 31, 2001	4.206	4.416	4.041	4.416
Year Ended December 31, 2002	4.738	4.994	4.416	4.737
Year Ended December 31, 2003	4.546	4.924	4.283	4.379
Year Ended December 31, 2004	4.478	4.634	4.308	4.308

(1)	The average of the representative rates on the last business day of each month during the relevant period.

2005	High	Low

January	NIS 4.414	NIS 4.352
February	4.392	4.357
March	4.379	4.299
April	4.395	4.360
May	4.421	4.359

          On June 17, 2005, the representative rate was NIS 4.5.000 = $1.00.

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

Business and Market Risks

          We have a history of operating losses and we may not be able to return to profitable operations. In the year ended December 31, 2004 we recorded a net loss of approximately NIS 7.7 million ($1.8 million) and at December 31, 2004 our accumulated deficit was NIS 31.7 million ($7.3 million). No assurance can be given that we will be able to return to profitability or maintain profitable operations thereafter.

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

          Revenues from sales of products developed and manufactured by us are also difficult to forecast because their sales cycle, from initial evaluation to purchase and the provision of support services, is lengthy and varies substantially from customer to customer. Product orders for shelf products are typically shipped about a month after receipt (except for CIM systems and other large-scale projects) and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues. As a result, sales in any quarter are substantially dependent on orders booked and shipped in that quarter. Due to all of the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

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

          We may be adversely affected by fluctuations in currency exchange rates. While revenues from sales of products we manufacture are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in currency hedging transactions. There can be no assurance that such transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operation. In addition, if for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, consequently on our business, operating results and financial condition. As of December 31, 2004, we held no outstanding futures contracts.

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

          We are dependent on educational institutions for a substantial portion of our sales. Most of our customers are educational institutes whose budgets are subject to the decisions of external administrative bodies, including ministries of education and local education authorities. As a result the budgets for the educational institutions are often reduced during poor economic periods and our revenue generally declines under such circumstances.

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

          The majority of our sales are based on credit arrangements. The majority of our sales to customers and distributors are carried out using customer credit, as is conventional in our market. Credit to customers in South America, Asia, Africa and Eastern Europe is usually granted against partial or full sureties. Failure to settle credit not covered by sureties may adversely affect our operating results and financial condition.

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

          During the years 2000 and 2004 our majority owned subsidiary, MemCall LLC and our wholly-owned subsidiary, Memcall Inc. submitted eleven patent applications relating to their new memory technology with call-out functions to the PCT. MemCall Ltd. is owned by MemCall LLC, in which entity we hold a 82% interest. MemCall Ltd., Memcall Inc., and MemCall LLC are collectively called MemCall. During 2004, in accordance with our board of directors decision to reduce MemCall’s activities, MemCall’s management decided, due to budget constraints, to continue to maintain four of the patent applications. Our first patent application regarding this technology was approved in the U.S. in December 2003.

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

          We may be affected by a downturn in the prices of industrial real estate. The stagnation in the real estate market in general and industrial real estate in particular has lead to a downturn in the rents which are paid to us for the areas which we have available for rent at our property in Rosh Ha’ayin. This trend is also leading to a drop in the market value of the property, which is one of our significant assets. Should the down-turn continue or worsen, this could have an adverse affect on our financial condition. For additional information on our property in Rosh Ha’ayin, see Item 4 – Property, Plants and Equipment.

Risks Relating to the Standby Equity Distribution Agreement

For a detailed discussion of the Standby Equity Distribution Agreement we entered into with Cornell, see “The Standby Equity Distribution Agreement.”

We may not be able to access sufficient funds when needed under the Standby Equity Distribution Agreement and the price of our ordinary shares will affect our ability to draw down on the Standby Equity Distribution Agreement. Our financing needs are expected to be provided, in large part, by the Standby Equity Distribution Agreement. The amount of each advance under the Standby Equity Distribution Agreement is subject to a maximum amount equal to $250,000 every five trading days. Because of this maximum advance restriction, we may not be able to access sufficient funds when needed.

We currently hold 388,925 of our ordinary shares as treasury shares. We may pay Cornell for the advances made in connection with the Standby Equity Distribution Agreement, by issuing our ordinary shares to Cornell and by selling to Cornell all or part of our 388,925 treasury shares. For any given advance, there will be an inverse relationship between the price of our ordinary shares and the number of ordinary shares which will be sold under the Standby Equity Distribution Agreement. Based on our recent share price of $0.63, we would have to sell Cornell 8,760,158 of our ordinary shares in order to draw down the entire $5.5 million available to us under the Standby Equity Distribution Agreement (in addition to the 94,856 shares which were issued to Cornell as a commitment fee in December 2004, in connection with the same transaction). Based on our recent share price of $0.63 and the fact that we have registered for future sale to Cornell 5,851,686 of our ordinary shares under the Standby Equity Distribution Agreement in a Prospectus dated September 28, 2004 (excluding 94,856 of our ordinary shares which were issued to Cornell by way of a commitment fee), we could only draw $3,691,800 under the Standby Equity Distribution Agreement, without registering additional shares for issuance under the Agreement. Our Articles of Association currently authorize us to issue 25,000,000 shares and, as of June 17, 2005, we had 11,238,952 shares issued and outstanding (including our treasury shares). In the event we desire to draw down any available amounts remaining under the Standby Equity Distribution Agreement after we have sold all the shares registered for resale by Cornell in the Prospectus, we will have to file a new registration statement to cover such additional shares that we would issue for additional draw downs on the Standby Equity Distribution Agreement. Unless we achieve profitable operations, or realize proceeds from the disposition of some of our assets, it is unlikely that we will be able to secure additional financing from external sources other than our Standby Equity Distribution Agreement. Therefore, if we are unable to draw down on our Standby Equity Distribution Agreement, we may be forced to curtail or cease our business operations.

The issuance of ordinary shares under the Standby Equity Distribution Agreement could have an adverse effect on our ability to make acquisitions with our ordinary shares. We cannot predict the actual number of our ordinary shares that will be sold pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. It may be necessary for our shareholders to approve an increase in our authorized share capital for us to register additional ordinary shares in order to have sufficient authorized shares available to make acquisitions using our ordinary shares. As we issue our ordinary shares pursuant to the Standby Equity Distribution Agreement, we may not have sufficient ordinary shares available to successfully attract and consummate future acquisitions.

Our shareholders may be diluted as a result of the Standby Equity Agreement to a degree greater than currently anticipated. We do not know how many ordinary shares, if any, will be sold to Cornell over the next two years pursuant to the Standby Equity Distribution Agreement. In addition to 94,856 of our ordinary shares to Cornell which were issued as a commitment fee and 10,540 ordinary shares which were issued to Newbridge Securities Corporation, or Newbridge, as a placement agent fee in connection with the transaction, we have registered 5,851,686 of our ordinary shares pursuant to the Prospectus, which will also be available for resale by Cornell. The 5,851,686 ordinary shares is the maximum number of our ordinary shares that we currently anticipate selling to Cornell pursuant to advances under the Standby Equity Distribution Agreement. However, based on our recent share price of $0.63, we would have to sell to Cornell 8,760,158 of our ordinary shares in order to draw down the entire $5.5 million available to us under the Standby Equity Distribution Agreement. Our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. Assuming that the advances that we require from Cornell necessitate the issuing of ordinary shares, then the lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

Sales of our ordinary shares by Cornell could cause downward pressure on the price of our shares. Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 5% of our outstanding shares. Consequently, Cornell has agreed that in the event that a future required purchase would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that its holdings in our company will remain below the threshold percentage at the time of purchase. To the extent Cornell sells our ordinary shares, the share price may decrease due to the additional shares in the market. This could allow Cornell to be issued more of our shares following an additional advance issued by us and any subsequent sale of such greater amounts of our ordinary shares, could further depress the share price. The significant downward pressure on the price of our ordinary shares as Cornell sells material amounts of our shares could encourage short sales by Cornell or others. This could place further downward pressure on the price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

          Our share price has been volatile in the past and may decline in the future. Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

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

          Anti-takeover provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

—	discourage potential acquisition proposals;

—	delay or prevent a change in control over us; and

—	limit the price that investors might be willing to pay in the future for our ordinary shares.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Beginning in late September 2000 and until the first months of 2005, there was a significant increase in hostilities and unrest as between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority. Since the beginning of 2005, negotiations between Israel and the Palestinian Authority have been renewed and hostilities have diminished. While such development has calmed the region, any escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

          We are subject to the impact of inflation and currency fluctuations. Since some of our expenses are denominated in NIS but relate to the portion of our sales which are denominated in U.S.$, the translation of these expenses into U.S.$ is influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S.$. The inflation rate in Israel was 0% in 2000, 1.41% in 2001, 6.5% in 2002, (1.9)% in 2003, and 1.2% in 2004. At the same time, the devaluation of the NIS against the U.S.$ was (2.7)% in 2000, 9.2% in 2001, 7.3% in 2002, (7.6)% in 2003, and (1.6)% in 2004. We could be adversely affected in the future as a result of currency and or inflation fluctuations.

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

A.      History and Development of the Company

          Our legal and commercial name is RoboGroup T.E.K. Ltd. We were incorporated under the laws of the State of Israel in 1982 as Robotec (G.A.L.) Industrial Robotic Technology Ltd. for an indefinite term. In 1983 we changed our name to Eshed Robotec (1982) Ltd. On December 2000, we changed our name to RoboGroup T.E.K. Ltd. Our registered office and principal executive offices are located at 13 Hamelacha Street, Afek Industrial Park, Rosh Ha’Ayin 48091 Israel and our telephone number is 972-3-9004111. Our address on the internet is http://www.robo-group.com. The information on our website is not incorporated by reference into this annual report.

          We operate through two business sectors. The first sector focuses on our traditional business activities, the education field. This sector includes our research and development sections, the operations section, and the marketing and sales of our products and products manufactured by third parties, to the Israeli and international training and education markets.

          The second sector consists of our partly-owned subsidiary Yaskawa Eshed Technology, or YET, which is engaged in the development and manufacture of motion control products for the industrial market. We hold 50% of YET’s issued share capital, with the remaining 50% being held by Yaskawa Electric Corporation, or YEC.

          Until 2003 we had a third business sector which was comprised of our start-up company MemCall

          MemCall was engaged in the development of a new search technology which was intended to reduce the time for locating and retrieving data in computers and communications networks. In December 2003, our board of directors decided to significantly reduce the amount of investment in this activity, and since the beginning of 2004, while we are maintaining four of Memcall’s patents and patent applications, it has become operationally inactive.

          Recent Developments

          During 2004 we continued to implement the cost-cutting measures in the education sector, which we had commenced in 2003 in order to improve our financial status and profitability, including personnel cuts, the consolidation of related activities, the reduction of salary costs of our senior executives and the reduction in general expenses. We reduced our operating expenses in 2004, by approximately NIS 9 million ($2.1 million) compared to 2003. These measures have improved both our financial results for 2004 compared to 2003, and our negative cash flow.

          Standby Equity Distribution Agreement

          On June 22, 2004, we entered into a Standby Equity Distribution Agreement with Cornell Capital Partners LP, or Cornell. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue advance notices to Cornell requiring it to purchase our ordinary shares for a total purchase price of up to $5,500,000. In connection with the Standby Equity Distribution Agreement, we registered 5,957,082 of our ordinary shares on a registration statement on Form F-2, that was declared effective on September 28, 2004. For more information on the Standby Equity Distribution Agreement, see Item 10, “Additional Information – Material Contracts.”

          Agreements between YET and YEC

In January, 2004, our subsidiary YET entered into a one year Development Agreement with its other major shareholder YEC, pursuant to which YET provided development services to YEC based on the demand and special definitions of YEC for $1.6 million.

          In February 2004, YET entered into a one year separate Royalty Agreement with YEC pursuant to which YEC paid YET royalties for its use of technology developed by YET (other than in the framework of the Development Agreement).

          On January, 2005, YET entered into a one year new Development Agreement with YEC pursuant to which YET provided development services to YEC based on the demand and special definitions of YEC for $1.6 million.

          On January 1 2005, YET entered into a five year separate Royalty Agreement with YEC pursuant to which YEC is paying YET royalties for its use of technology developed by YET.

          On December, 2004, we received a dividend of US $400,000 from YET. In March 2005, we received a further dividend of US $200,000 from YET.

          Investments in our subsidiary MemCall

          During the course of 2003, MemCall invested significant efforts in negotiating with potential strategic partners (manufacturers and marketers in the global silicon market) none of which matured into a contract.. MemCall conducted negotiations with several potential strategic partners, none of which matured into a contract. In December 2003 our board of directors decided to significantly reduce our continued investment in Memcall. As at the time of this report, Memcall does not directly employ any employees but is continuing to maintain four of its patents.

          As of December 31, 2004 we have invested $4.7 million in the development of MemCall.

B.      Business Overview

Products

Our products in the field of education include three main product lines:

(1)	Training products in the field of automation and robotics;

(2)	CNC machines;

(3)	E-learning and Distance learning products.

          The education products we offer, are intended mainly for education institutes dealing with the field of technological training, such as technological, high and post-high schools, universities, etc. A small number of the products (CNC products) are used for manufacturing in certain industrial fields.

          We sell the products in the education field as individual products or as part of integrated packages that provide a comprehensive turn-key solution. Additionally, the customer may choose the scope of the system, its internal variety of components of hardware, software, simulation, distance learning and e-learning.

Training products in the fields of automation and robotics

          This product line includes training systems based on a range of technologies in the field of industrial automation, such as robots, training stations in the field of pneumatics, hydraulics, sensors, programmable controllers, process control, machine vision systems and computer integrated manufacturing (CIM).

          The training systems include a range of robots manufactured by us, aimed for training, laboratory and research applications. Users receive hands-on experience in operating robots, constructing work stations, writing robotic programs, interfaces with sensors, and develope software. The robots differ in performance, size, price and the training functions they provide. We offer simulation software for most of the training products of this type, thus providing the schools with two basic advantages:

—	Acquiring skills while overcoming the “fear” that some people have when operating the actual product.

—	Saving the institution a significant amount of investment by providing an infrastructure to allows many students to train while using virtual products, and fewer amount of hardware based products.

CNC machines

          This product line includes a range of CNC milling and turning centers featuring a PC based control system. The CNC machine tools are suitable for cutting a variety of plastic and metal materials. l. The CNC machine are manufactured and marketed by our subisidiary Intelitek. The CNC products are developed for career and technical training programs, pre-engineering educational programs as well as industrial applications requiring complex operations and accurate manufacturing capabilities. We supply a number of models of the CNC products, all offering a high degree of accuracy and repeatability and easy to use Window-based control software Using our CNC machine tools combined with our CAD/CAM technologies students and manufactures are able to smoothly and efficiently integrate product design, created part geometry and produce parts.

          In 2004, we launched two new CNC product machining centers:

—

The Benchman MX was introduced for industrial applications and delivers an advanced modular concept in CNC machining. A diverse selection of features and options allows multiple configurations and the flexibility to create the machine tool for specific needs without adding costs for unused capabilities.

—

The eXpert Mill VMC-0600 provides a high performance, lower cost, CNC milling center for training and industrial prototyping. The machine offers simultaneous three- or four-axis machining. Optional higher performance controller, automatic tool changers and 4th axis rotary positioners are available.

E-Learning and Distance Learning Products

This product line includes a comprehensive library of web-based, self paced, training modules, in the field of industrial technologies, pre engineering, environmental and civil engineering, and the platforms/systems LearnMate and TrainNet:

LearnMate

          LearnMate is an E-learning environment that enables delivery of lessons over the internet, and combines asynchronous courses (students can participate in their own time, or self learning) and synchronous lessons (live lessons over the internet, with a remote teacher, taking place at a specific time), and includes:

—	Learnmate Content – a system containing over a thousand interactive training hours in industrial technology that combine “virtual learning” and “hands-on” lab environment.

—

LearnMate LCMS (Learning Content Management System) – a virtual campus, that manages online learning including registration, reports, administration, content creation, content delivery and community collaboration.

—

LearnMate Live – an interactive distance learning system that allows instructors to conduct and manage live lessons to remote sites via the internet, including the tools to create content and manage the virtual classroom and to reach numerous remote students.

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

          In 2004, we launched new software versions of TrainNet, with important features such as software based return video and dual bandwidth (internet and satellite) simultaneous broadcasting, and worked towards the launch of a new major version of LearnMate, that includes a new friendly user interface, in multiple languages, and many new major features.

          Our products in the education sector may be used for training in a range of combinations:

—	A training product for a certain technology;

—	Systems that incorporate training for a range of technologies;

—	Systems that incorporate virtual training via the Internet, on the one hand, and hands-on training in the laboratory on the other; and

—	integrated systems that include a large range of products and solutions as detailed above as follows:

          Technology for Engineering and Automated Manufacturing (TEAM)

          The TEAM system is a comprehensive solution for preparing students for continuing their studies and careers in the fields of engineering and industrial manufacturing. The system was developed in accordance with the needs of the U.S. market and is curriculum and projects oriented, allowing entry into the world of computer aided manufacturing technologies. The system includes interactive training, hardware, simulation software and course management. The topics included in TEAM include: robotics, sensors, machine vision, quality control, pneumatics, hydraulics, programmable logic controllers (PLCs), data acquisition and process control, electricity and electronics, automatic identification systems, computer numerical control (CNC) machining, computer aided design and manufacturing (CAD/CAM) and computer aided welding. The system provides for the study of each subject individually or for an integration of a number of technologies. The learning is managed by the LearnMate system through the Internet or over a local area network (LAN) connection. The system can also include virtual learning contents. The customer may purchase a comprehensive or partial TEAM system, with future expandability.

          CIM (Computer Integrated Manufacturing)

          The CIM system is an automated computerized manufacturing system, a kind of unmanned plant that incorporates a range of technologies. In the CIM system, the student goes through a comprehensive computerized manufacturing process, from the stage of product design to its full manufacturing. The CIM system is expanded from learning stations such as: computerized warehouse; programmable controller operated conveyor; stations for manufacturing (such as CNC, laser machining, etc.), assembly, welding, quality control; central management station; communication network (LAN), OPEN CIM management software.

          The system is defined by the customer’s requirements, in which equipment and machines existing at the customer’s premises may also be incorporated.

          Using the OPEN CIM software we have developed, the student may build a manufacturing layout on the computer screen. The student chooses items from a directory, defines manufacturing processes, defines the raw materials and prepares a manufacturing order. The student may create different manufacturing scripts for choosing the optimal manufacturing layout. The software includes a 3D graphic module, which displays all the system components in action.

          In addition to the above products, we also provide installation and maintenance services for the systems that are sold. These services include application and assimilation of systems at the customer’s premises (usually when purchasing comprehensive systems), maintenance systems for systems covered by warranties given by us and maintenance service after warranty periods expire. We also provide upgrade services for existing systems.

          Marketing and Customers in the Education Sector

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

          Most of the Educational Sector products are aimed at the export market. The principal markets for our products and third party products marketed by our Educational Sector are the U.S., the Far East, Israel, Europe and South America. Most of our sales in the Israeli market relate to third-party products. Most of the Educational Sector’s products resulting from our research and development are aimed at the export market.

          The distribution of our sales in the field of education activity for 2004 by geographic regions follows:

Region	Sales in NIS in thousands	Percentage of the total revenues of the education activity

North America	27,265	52%
Israel	5,037	10%
Far East	6,938	14%
Europe	4,355	9%
South America	6,195	12%
Others	1,441	3%
Total	51,233	100%

          The activity of marketing, sale and distribution of our products in the education sector is performed by us or our subsidiaries as follows:

—

Intelitek, a fully-owned subsidiary is responsible for marketing and sales of our products in North America. Intelitek works with local and external distributors, usually with exclusivity agreements for distribution in certain states or a number of states in the USA. From time to time, subject to the distributor not meeting sales objectives, Intelitek may replace agents in certain states.

—

RoboGroup’s education division is responsible for the marketing of our education products outside of Israel, other than in North America. We have contacts with local and external distributors, usually through exclusivity agreements for distribution in their country or in a certain defined region. Sometimes, we may execute a non-exclusive distribution agreement with a certain distributor, and sometimes the agreement applies to a defined project or time span. Occasionally, subject to the distributor not meeting its sales objectives, we may replace agents in certain countries.

—	Robotek Technologies, a fully-owned subsidiary is responsible for marketing our education products in Israel.

          Sometimes we, or Intelitek sell directly to end customers without using distributors. This may occur in territories in which there is no local distributor working for us or if the customer requires direct contact with the supplier. Some of our sales are performed through participation in local tenders by government ministries, local authorities and public education networks. In 2004, no substantial changes occurred with respect to our marketing and distribution channels or agreements with distributors.

Manufacturing and Supply in the Education Sector

          Our Educational Sector manufactures most of its products in-house. Operations mainly include assembly, integration and quality control. Machining and some other basic operations are provided by sub-contractors.

Patent and Proprietary Rights in the Education Sector

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

          We own registered trademarks in Israel for “Light Machines”, “Robotek Technologies” and “Intelitek”. We also own registered trademarks in Israel and the USA for “SCORBOT” and a trademark registered in the USA for “VIEWFLEX”.

          We also have copyrights for contents, study programs and software that we have developed, which constitute part of our products in the education sector in general and in the field of distance learning and e-learning in particular.

Competition in the Education Sector

          We have many competitors in our various product fields and regions where we do business.

          In the fields of automation and robotics products and CNC machinery, there are dozens of competing companies, most of which are not public and do not customarily divulge information about the scope of their sales and marketing. We estimate that we are one of the leaders in this field in the world. To the best of our knowledge, our significant competitors in these sectors include: Festo Didacta, Emco, Amatrol, Lab Volt and Denford.

          In the fields of distance learning and e-learning products, there are a large number of competitors. We estimate that most of the competing companies provide content development services or content and student management systems (LMS) that compete with our LearnMate product. To the best of our knowledge, the major competitors in this sector are: Docent, Saba and Blackboard.

          In the field of distance learning of synchronic systems such as TrainNet and LearnMate Live, there are fewer competing companies. To the best of our knowledge, significant competitors include: Interwise, Centra Software, One Touch and Arel Communications.

          We face competition in the Israeli market. This competition is not material in the robotics field, but is more significant with respect to the Light Machine product line manufactured by Intelitek Inc., our fully owned subsidiary. There is also significant competition for the products of third party suppliers that we market in Israel through our subsidiary Robotec Technologies Ltd.

Seasonality in the Education Sector

          Our sales in North America, which is one of our major markets in the field of education, is marked by seasonality. Sales in the first quarter are usually lower than other quarters, whereas the sales of the second and third quarter are generally higher. The seasonality is related to the date of beginning and end of the budget year, with the first quarter usually involving institutes making planning and budget requests. Despite the foregoing, sales within large-scale projects significantly affect seasonality in North America in particular and the field of education in general.

          The amount of sales by fiscal quarter in the education field during the last two years is provided in the following table:

Quarter	Year	Sales in the field of education in $ in thousands	Percentage of annual sales in the field of education

1	2003	2,469	22%
2	2003	2,913	26%
3	2003	3,840	34%
4	2003	2,042	18%
1	2004	2,708	24%
2	2004	2,403	21%
3	2004	2,530	22%
4	2004	3,878	33%

          Outside of North America our sales are not materially marked by seasonality.

Raw materials and suppliers in the Education Sector

          Motion products

          These items are used in most of our products and are purchased from various suppliers. The annual purchase scope is estimated at about $720,000. The purchasing is performed mainly in the USA and in Japan.

          Machining products, mechanical equipment and other mechanical items

          These items and products exist for most of our products and are purchased from a large range of suppliers. The annual purchase scope is estimated at approximately $1,000,000.Most of the items used by Intelitek are purchased from local suppliers in the USA. Most of our items are purchased from local suppliers in Israel.

          Electronic components and electricity and control products

          Components and products for most of our products are manufactured and/or purchased from a large number of sources around the world. The annual purchase scope is estimated at about $800,000.

Industrial Motion Control Products

          We operate our second business sector through YET, which engages in the development and manufacture of motion control products for the industrial market.

          The industrial motion controllers are electronic systems with embedded software whose function is to supervise the process of the regular operation of machines and motors of various kinds and sizes. Our products in this sector are aimed at factories and machine manufactures in various industries, such as the semiconductor packing machine, CNC machine, large printer and other motorized facility apparatus.

          These products are developed, manufactured and marketed by our jointly owned subsidiary YET. Its main products are a series of XtraDrive type motion controllers, whose function is to synchronize and control the actions of electric motors, providing for exact motion control for complex machines:

          XtraDrive

           XtraDrive is YET’s first product and is a next generation intelligent servo driver with an integrated positioner. The integrated positioner works as a memory, that may be programmed for performing various complex actions in accordance with the needs of the machine in which it is installed. The XtraDrive is based on a new propriety control technology offering solutions for the most demanding applications. The XtraDrive includes a software tool, called XtraWare, for the setup, optimal tuning and user programming of the XtraDRive AC servo driver.

          XtraDrive DP

          XtraDrive DP, or XDP, is an additional servo driver developed and manufactured by YET. The XDP use the Profibus communication protocol, which is widely used in the European market. The XDP can be easily integrated in machines using such a protocol.

Marketing and Customers in the Industrial Motion Control Sector.

          In 2004, YET commenced focusing on international marketing efforts.

          In November 2003, YET signed a distribution agreement with Omron Yaskawa Motion Control, or OYMC, a European corporation, owned by YEC (40%) and Omron (60%), for the distribution of YET’s products in Europe. Pursuant to the agreement, OYMC was given the exclusive right to distribute YET’s industrial motion controllers in Europe (subject to distribution rights given to an Italian company called MPC), Africa, the states of the former Soviet Union and Middle East (other than in Israel). The agreement was signed for a five-year term and will conclude in September 2008. Pursuant to the agreement, in the event that OMYC fails to meet certain annual milestones, its marketing and distribution rights will no longer be exclusive. In the USA, YET markets its products through a fully owned US subsidiary, YET US Inc. YET operates in the US through regional distributors who receive technical and marketing support from YET US for the sale of its products. During 2004, YET continued to develop independent marketing channels in the U.S. market through YET US Inc., In the first quarter of 2004 YET US Inc. hired a managing director and several additional employees for marketing activities and technical support.

          YET markets its products in Israel and also markets and distributes the products of YEC in the Israeli market. During 2004, YET continued its efforts to market XtraDrive product in Israel.

          YET depends on a single customer, whose purchases account for approximately 10% of YET’s total revenues. In selling development services, YET has one major customer –YEC – which accounted for approximately 50% of YET’s revenues. Revenues from YEC were for development services and royalties from YEC relating to industrial motion controllers using technologies developed by YET.

          In 2004, YET did not have a single industrial motion controller customer that accounted for more than 10% of our consolidated revenues.

          The geographic distribution of the revenues in our consolidated financial statements, in the sector of industrial motion control in 2004 is provided below:

Region	Sales in NIS in thousands	Percentage of total revenues from industrial motion control activity

North America	427	4%
Israel	2,010	19%
Japan	5,286	50%
Europe	2,849	27%
Total	10,572	100%

Manufacturing and Supply in the Industrial Motion Control Sector

          YET assembles most of its products in-house. Machining, PCB  assembly, and some other basic operations are provided by sub-contractors.

Patent and Proprietary Rights in the Industrial Motion Control Sector

          YET owns three patents for technology that it developed and on which intelligent motion controllers are based, as follows:

—

Improved Servomechanism Control System and Method patent. This is a patent that deals with motion control. The patent is registered in Israel and the USA. The patent is also pending registration in Japan, Korea and Europe.

—

High Resolution Position Sensor Device and Method patent. This is a patent that also deals with motion control. The patent is registered in the USA. The patent is also pending registration in Israel, Japan, Korea and Europe.

The Company believes that these patents are responsible for YET’s products having the best performance characteristics in the market. YET believes that the remaining economic lifespan of these patents is approximately 6 to 8 years.

—	YET’s Pulse Width Modulation, or PWM field patent which is engaged in improving the use of PWM technology for output control. YET is not currently using this patent.

          YET is also registering another patent in the USA.

Competition in the Industrial Motion Control Sector

          YET has many competitors in the field in which it operates. In the USA, YET has dozens of competitors, major ones being: The U.S. companies Danaher Motion LMS and Allen Bradley. In the European market, we also have dozens of competitors in the sector of industrial motion controllers. We estimate that YET’s major competitors are Siemens and Indramat.

          There are six major competitors in the Israeli market.

Seasonality in the Industrial Motion Control Sector

          There is no material seasonality in this sector of our business.

Raw materials and suppliers

          The main raw materials utilized in the sector of industrial motion controllers are electronic and other components used in manufacturing controllers and these may be purchased from various suppliers in Israel and abroad. YET purchases about 60% of the raw materials used in manufacturing motion controllers from YEC, based on an agreement entered into in 2002 which grants YET an option to purchase raw materials at a convenient price and terms. YET’s undertaking to purchase raw materials at a negotiated minimal scope is not determined in this agreement. The original agreement was valid for a year and has been renewed with the consent of both parties every year since. YET is dependent on YEC as a supplier of electronic component systems for its products.

C.      Organizational Structure

          Sets forth below are the legal name, location and country of incorporation, percentage of ownership and description of business of each of our subsidiaries:

Fully owned subsidiaries:

          Intelitek Inc. (“Intelitek”) – a company incorporated in Delaware, USA, engaged mainly in the development, manufacturing, marketing, sale, technical support and maintenance of computerized machining (CNC) products, marketed under the name of Light Machines. Intelitek is also engaged in the marketing, sale, technical support and maintenance of our education division’s products in North America.

          Robotec Technologies Ltd. (“Robotec Technologies”) – a company that was incorporated in Israel and that is engaged in the marketing, distribution, installation and maintenance of our products and accessory products for the scientific and technological training market in Israel.

          Eshed Robotec B.V. – a company incorporated in the Netherlands, used to manage all of RoboGroup’s activities in Europe and engaged in investments in new fields of activity.

          Burelco N.V – a company incorporated in Curacao that was used as a holding company for the activity of MemCall (see below).

Partially owned subsidiaries:

          Yaskawa Eshed Technology Ltd. (“YET”) – a company incorporated in Israel, in which we hold 50% of its share capital. The other shareholder in YET is the Japanese company Yaskawa Electric Corporation (“YEC”), which also holds 50% of YET’s share capital. YET develops and manufactures motion control products for the industrial market and sells development services in the sector of motion control for industry, mainly for YEC. YET has a fully owned subsidiary, YET US Inc., which is incorporated in the USA and is engaged in the marketing and distribution of YET’s products in the USA (“YET US”).

          MemCall LLC and MemCall Ltd – were incorporated in 2001 in the USA and in Israel, respectively, and their shares are held by us through our subsidiary in the Netherlands, Eshed Robotec B.V. and its subsidiary in Curacao – Burelco N.V. The Company’s percentage ownership in MemCall is approximately 82%.

We also fully own five operationally inactive companies:

          Computras Computerized Training Systems Ltd. (“Computras”) – a company incorporated in Israel that was engaged in the planning, development, manufacture and marketing of learning applications and software for training purposes. During 2003, the activities of Computras and RoboTec Technologies were merged, following which the merged company ceased its operations.

          Computras Marketing Training Systems (1988) Ltd. – a company incorporated in Israel, which was active until 2002 in the marketing of learning applications and software for training purposes.

          MemCall Inc. – a company incorporated in the USA that operated with MemCall.

          Intelitek Training Systems (1989) Ltd. (formerly Sim Lev Ltd.) – a company incorporated in Israel that was engaged in software development.

          Robotec Industries Ltd. – a company incorporated in Israel in 1993 the activity of which has yet to commence.

D.       Property, Plants and Equipment

          In January 1993, we entered into a lease for a parcel of land in the industrial park Rosh Ha’Ayin with the Israel Land Authority, where we constructed a building of approximately 110,000 square feet for offices, service areas, parking areas and production facilities. The lease for the land expires in 2042 and can be renewed for an additional 49 years. We and our Israeli subsidiaries currently occupy approximately 50% of the facility. We lease the remaining areas in the building to commercial tenants, most of it to three commercial tenants for periods of between two and five years.

          Our total annual revenues from these leases was approximately $440,000.

          Intelitek’s lease for its facility in Manchester, New Hampshire, will terminate in July 2005. The annual rent is approximately $128,000. We anticipate extending this lease by another year.

          The YET offices and production plant are located in a building owned by us in Afek Industrial Park (the Rosh Ha’ayin Industrial Zone), where YET rents about 11,000 square feet area from us. This space houses YET’s manufacturing, research and development, marketing, sales and technical support departments as well as its management.

          YET US occupies an area of about 1000 square feet within the Intelitek offices in Manchester, New Hampshire, USA.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

General

Definitions:

          Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

          Reported amount – adjusted amount as of the transition date (December 31, 2003), plus additions in nominal values after the transition date and less amounts deducted after the transition date. Deduction of amounts after the transition date is in nominal historical values, in adjusted amounts as of the transition date or combination of nominal historical values and adjusted amounts as of transition date, according to its own merits.

          Our financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. Our financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Pubic Accountants in Israel.

          A convenience translation into U.S. dollars at the rate of exchange between the NIS and the U.S. dollar at December 31, 2004 (NIS 4.308 = $1) is also presented for the year ended December 31, 2004, and elsewhere in this annual report. The translation into U.S. dollars should not be construed as a representation that the Israeli currency amounts actually represent or could be converted into U.S. dollars.

Recent Accounting Pronouncements

          On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, “Taxes on Income”. The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method.

          The Company estimates the impact of the Standard on its financial statements will not be material.

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

          In a revenue arrangement with multiple deliverables, the delivered item(s) considered a separate unit of accounting if all of the following criteria are met:

1.	The delivered item(s) has value to the customer on a standalone basis.

2.	There is a vendor specific objective evidence of fair value (market value) of the delivered item(s).

3.

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

          Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. With respect to transactions that were entered into from June 15, 2003 and henceforth, the company adopted the provisions of publication of the Emergency Issues Task Force on Issue 00-21 (EITF 00-21) and they are recognized as arrangement with multiple deliverables as detailed above.

          Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts.

          Revenues from software maintenance services are recognized ratably over the contractual period.

          Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract and are spread over the license period.

          Revenues from software and content development based upon a fixed cost performance contract are recognized on completion percentage basis. Completion percentage is determined on actual cost compared to the total predicted cost basis

          Inventories. Inventories are stated at the lower of cost or market. The Company continuously examines the risk deriving from slow movement of inventories, technological obsolescence, inventories excess and market lower than cost.

Cost is determined as follows:

Raw materials and bought-in – by the moving average method.

Work in process and finished products: The raw materials component – by the moving average method. Labor and production overheads component – on the basis of actual manufacturing costs

          Fixed Assets. Fixed assets are stated at cost, demonstration equipment are valued at the cost of finished products of the same type less accumulated depreciation. Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized. Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

Machinery and equipment (mainly 20%)	10%–20%

Office equipment and furniture (mainly 6%)	6%–10%

Computers and computerized equipment (mainly 33%)	20%–33%

Vehicles (mainly 20%)	15%–20%

Building (mainly 2%)	2%–4%

Leasehold Improvements	Over the lease period

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

          Research and development expenses. We have invested a significant portion of our resources into the development of products. The following table sets forth the total research and development costs, the amount of royalty-bearing grants received from the Government of Israel, and the net research and development expenses for the periods indicated:

	Year Ended December 31,2003
	2002	2003	2004	2004

	Adjusted Amounts (NIS in thousands)		Reported Amounts (NIS in thousands)	Convenience translation into $

Total research and development costs	15,775	13,352	7,619	1,769
Less – grants and participations	(3,020)	(701)	–	–

Research and development, net	12,755	12,651	7,619	1,769

          Employee benefits expenses. Employee benefit expenses consist primarily of payments to employees for their services as employees.

          Other expenses from ordinary activities. Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

          The following table sets forth, for the periods indicated, selected financial information with respect to our operations as a percentage of revenues:

	Year Ended December 31,

	2002	2003	2004

Revenues	100.0%	100.0%	100.0%
Cost of revenues	48.1	58.1	58.1
Gross profit	51.9	41.9	41.9
Research and development expenses, net	14.8	22.4	12.3
Marketing, selling, administrative and general expenses	32.3	48.5	37.7
Financial income (expenses), net	(1.6)	(6.7)	(3.4)
Other income (expenses), net	1.9	3.6	1.3
Taxes on income	1.2	(0.1)	2.3

Net income (loss) for the year	3.9	(32.0)	(12.5)

Year Ended December 31, 2004 as Compared with Year Ended December 31, 2003 –

          Revenues. Revenues consist primarily of product sales and revenues from services including project development, maintenance and support, increased by approximately NIS 5.6million ($1.3 million) to NIS 61.7 million ($14.3 million) from revenues of NIS 56.1 million in 2003, principally as the result of an increase in revenues from our education sector, in the sum of NIS 2.1 million ($0.5 million) and an increase in revenues of a proportionately consolidated company (YET), in the amount of approximately NIS 3.5 million ($0.8 million).

          Cost of Revenues. In 2004, our cost of revenues for products manufactured by us as well as products manufactured by others was 58% of revenues, compared with 58% of revenues in 2003.

          Gross Profit. Our gross profit increased by approximately NIS 2.4 to approximately NIS 25.9 million ($6 million) in 2004 from approximately NIS 23.5 million in 2003.

          Operating expenses. In 2004, operating expenses totaled approximately NIS30.9 million ($7.2 million), compared with approximately NIS39.8 million in 2003. Operating loss in 2004 was approximately NIS 5 million ($1.2 million) as compared with operating loss of NIS 16.3 million in 2003. The drop in the operating loss is attributed mainly to the growth in sales and in gross profit, the significant cutback in the activity of MemCall and the streamlining and cutbacks in expenses in the sector of education activity. If the inventory write-off in the sum of approximately NIS2.6 million, were excluded, we would have had operating loss for 2004 of approximately NIS 2.4 million ($0.6 million).

          Research and Development. Total research and development expenses decreased, to approximately NIS 7.6 million ($1.8 million) in 2004 from approximately NIS 12.7 million in 2003. The decrease in research and development expenses stemmed mainly from a significant reduction in MemCall’s development expenses and from a decrease in research and development expenses in the education activity sector.

          Marketing and Selling. Marketing and selling expenses increased in 2004 to approximately NIS 13.2 million ($3.1 million), from approximately NIS 12.6 million in 2003, mainly as a result of the increase in marketing expenses in the industrial motion control segment of our business.

          Administrative and General. Administrative and general expenses decreased to approximately NIS 10 million ($2.3 million) in 2004 from approximately NIS 14.6 million in 2003, mainly as a result of streamlining and reducing adminstative expenses in the filed of education activity and reducing the activity of MemCall.

          Financial Income (Expenses,) Net. We incurred financial expenses of approximately NIS 2.1 million ($0.5 million) in 2004, compared to financial expenses of approximately NIS 3.8 million in 2003. The drop in financial expenses in 2004 is attributed mainly to a reduction in exchange rate differences.

          Other Income (expenses). Other  income, net amounted to approximately NIS 0.8 million ($0.2 million) in 2004 compared with other income, net of approximately NIS 2.0 million in 2003, mainly due to a decrease in income net of expenses from leasing space in our building.

Year Ended December 31, 2003 as Compared with Year Ended December 31, 2002

          Revenues. Revenues consist primarily of product sales and revenues from services including project development, maintenance and support and leasing revenues, decreased by approximately NIS 30.1million to NIS 56.1 million from revenues of NIS 86.2 million in 2002, principally as the result of a decrease in sales by the educational sector of approximately NIS 26 million and a decrease of revenues of a proportionately consolidated company, in the amount of approximately NIS 3 million

          Cost of Revenues. In 2003, our cost of revenues for products manufactured by us as well as products manufactured by others was 58% of revenues, compared with 48% of revenues in 2002. The increase in the cost of revenues rate resulted mainly from decline in sales volume.

          Gross Profit. Our gross profit decreased by 47% to approximately NIS 23.5 million ($in 2003 from approximately NIS 44.7 million in 2002.

          Operating expenses. In 2003, operating expenses totaled approximately NIS 39.8 million, compared with approximately NIS 40.6 million in 2002. Operating loss in 2003 was approximately NIS 16.3 million as compared with operating income of NIS 4.1 million in 2002.

          Research and Development. Total research and development expenses decreased slightly, to approximately NIS 12.6 million in 2003 from approximately NIS 12.7 million in 2002. The investment in the development activities of MemCall decreased by approximately NIS 2.6 million to approximately NIS 3.4 million in 2003 (after deduction of NIS 0.7 million in grants from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade, or Chief Scientist), compared with approximately NIS 6 million in 2002 (after deduction of a NIS 3 million in grants from the Chief Scientist). The research and development activities of the educational sector and for our e-learning products increased.

          Marketing and Selling. Marketing and selling expenses decreased 11.3% to approximately NIS 12.6 million from approximately NIS 14.2 million in 2002, mainly as a result of decrease in the marketing and sales costs of the Educational Sector.

          Administrative and General. Administrative and general expenses increased 6.8% to approximately NIS 14.6 million in 2003 from approximately NIS 13.6 million in 2002, mainly as a result of increased general and administrative expenses in Memcall.

          Financial Income (Expenses,) Net. We incured financial expenses of approximately NIS 3.8  million in 2003, compared to financial expenses of approximately NIS 1.4 million in 2002. The financial expenses in 2003derived mainly from interest and differences in exchange rates of loans which were incurred for financing our building in Rosh Ha’Ayin and the current operation of our company.

          Other Income (Expenses). Other expenses amounted to approximately NIS 2 million) in 2003 compared with other income of approximately NIS 1.6 million in 2002, mainly due to an increase in net income from leasing space in our building.

Effective Corporate Tax Rate.

          The statutory tax rate applicable to the Group’s incomes is 35%. Tax expenditure was recorded in 2004, even though the Company had losses before tax for the period, mainly due to the reduction in deferred tax assets and also due to tax in respect of distributing a dividend from the profits of an Approved enterprise (see Note 24 to the Company’s financial statements for December 31, 2004).

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

          The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

2001	101.60	1.4	9.2	(7.8)
2002	108.20	6.5	7.3	(0.7)
2003	106.16	(1.9)	(7.6)	(9.5)
2004	107.44	1.2	(1.6)	(0.4)

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

          Because exchange rates between the NIS and the U.S. dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS ), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

Conditions in Israel

          We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. From September 2000 until early 2005, there was been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. Since the death of Yasser Arafat in 2005, low-level negotiations between Israel and Palestinian representatives have been reviewed. Nevertheless, there is no guarantee that the hostilities will not be renewed. Any renewal of these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

Economic Conditions

          In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

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

B.      Liquidity and Capital Resources

          Our cash, cash equivalents and securities totaled approximately NIS 7.1 million ($1.6 million) at December 31, 2004 as compared to approximately NIS 14.9 million at December 31, 2003. This decrease resulted mainly from our net loss in 2004.

          At December 31, 2004, we had working capital of approximately NIS 2.4 million ($0.6 million) as compared to working capital of NIS 8.3 million at December 31, 2003. Our current ratio at December 31, 2004 was 1.08 compared to 1.23 at December 31, 2003. Our quick ratio at December 31, 2004 was 0.78 compared to 0.85 at December 31, 2003.

          Cash flows provided by (used in) operating activities. In 2004, we had a deficit from operating activities of approximately NIS 6 million ($1.4 million) as compared to a deficit from current operations of approximately NIS 9.2 million in 2003.

          Cash flows used in investment activities. In 2004, we invested approximately NIS 0.7 million ($0.2 million) in fixed assets as compared to approximately NIS 1.1 million in 2003.

          Cash flows provided by financing activities. In 2004, we had a deficit from financing activities of approximately NIS 1.3 million ($0.3 million) as compared to a surplus of approximately NIS 0.2 million in 2003.

          In July 1994, we entered into an agreement to build our headquarters in the Rosh Ha’Ayin industrial park. As of December 31, 2004, we had invested a total of approximately NIS 38.5 million ($8.9 million) in our Rosh Ha’Ayin building project and had outstanding bank debt related to the building project of approximately NIS 25.3 million ($5.9 million).

          Our average amount of short-term bank credit was approximately NIS 15.6 million ($3.6 million) in 2004 as compared with approximately NIS 14.3 million at December 31, 2003 and our average amount of long-term bank credit was approximately NIS 17.3 million ($4 million) in 2004 as compared with approximately NIS 19.2 million at December 31, 2003.

          Our financial requirements and our ability to meet them will depend to a large extent on our future financial performance. We believe we have sufficient capital resources to meet our operational requirements for 2005.

C.      Research and Development, Patents and Licenses

          In 2004 our Educational sector’s research and development efforts were centered on our e-learning and distance learning line of products and the development of CNC machines. In addition, in 2004 YET continued the advanced stages of its development of our Advanced Servo Driver, the XtraDrive and the XDP. The following table reflects our research and development expenses during the three years ended December 31, 2004:

	Year Ended December 31, 2004

	2002	2003	2004	2004

	Adjusted Amounts (NIS in thousands)		Reported Amounts (NIS in thousands)	Convenience translation into $

Total research and development costs	15,775	13,352	7,619	1,769
Less – grants and participations	(3,020)	(701)	–	–

Research and development, net	12,755	12,651	7,619	1,769

          We have received grants from the Office of the Chief Scientist for certain of our research and development projects and have agreed to pay royalties on sales of the products developed from projects that were funded by these grants. In the event that development of a specific product in which the Office of the Chief Scientist participates is successful, we will become obligated to repay the grants received relating to the specific product through royalty payments at the rate of 2% to 4.6%, based on our sales revenues, up to an amount equal to 100%–150% of the grant received, linked to the U.S. dollar. In 2004 we paid approximately $0.1 million in royalties to the Office of the Chief Scientist. In 2004 we did not receive grants from the Office of the Chief Scientist.

          In February 2004, we received a letter from the Office of the Chief Scientist, stating that we are required to pay it approximately $900,000 due to royalty payment differences for the years 1996-2002. In a response letter, we rejected this request, as having no basis in fact or law. There followed additional correspondence and we also met with representatives of the Office of the Chief Scientist. Since April, 2005, we have had no further contact with the Office of the Chief Scientist.

D.      Trend Information

          Governmental investments in infrastructure for the technological education declined both in the educational technology markets in the U.S. and in Israel as a result of the lack of economic resources made available to governmental entities generally and for educational institutions in particular. The decrease in funding for educational products reduced our potential sales.

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

F.      Tabular Disclosure of Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period

	Reported amounts NIS (in thousands)

	Total	less than 1 year	1–3 Years	3–5 Years	more than 5 years

Long-term debt obligations	19,536	2,436	5,117	5,413	6,570
Capital (finance) lease obligations	–	–	–	–	–
Operating lease obligations	664	465	199	–	–
Purchase obligations*	–	–	–	–	–
Other long-term liabilities reflected on our balance sheet under Israeli and U.S. GAAP	302	–	–	–	302

Total	20,502	2,901	5,316	5,413	6,872

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

          The following table lists our executive officers and directors:

Name	Age	Position

Rafael Aravot	51	Chairman of the Board, Chief Executive Officer and Director
Noam Kra-Oz	51	Co-General Manager and Director
Haim Schleifer	51	Co-General Manager and Director
Moshe Turner	52	Vice President
Joseph Biran	59	General Manager of Yaskawa Eshed Technology Ltd.
Hanan Eibushitz	49	Chief Financial Officer
Gideon Missulawin	65	Director
Menachem Zenziper	61	Director
Arie Kraus	49	Director
Alex Tal	59	Director
Amiram Dagan	51	Outside Director
Tami Gottlieb	48	Outside Director
Vicky Zamir-Sharon	33	Internal Corporate Attorney and Secretary

          Messrs. Aravot, Kra-Oz, Schleifer, Missulawin, Zenziper, Kraus and Tal will serve as directors until our 2005 annual general meeting of shareholders. Mr. Dagan and Ms. Gotlieb were elected to serve as our outside directors from February 2002 at our annual general meeting of shareholders which took place on December 20, 2001. They served in such office pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2004 annual general meeting of shareholders, where their term of office was renewed for a final additional three-year term, commencing February 2005.

          Uri Sela ceased serving as our VP for sales and marketing in May 2005.

          By a resolution passed at our annual general meeting of the shareholders on December 30, 2003, Mr. Aravot was authorized to continue serving in the joint position of chief executive officer and chairman of the Board of directors, for a final additional three year term, commencing on that date.

          Rafael Aravot has been our Chief Executive Officer and Chairman of the Board since February 2001 and a director since 1982. Since 1999 Mr. Aravot has served as a member of our Financial Committee. Mr. Aravot is a director of Yaskawa Eshed Technology Ltd., MemCall Ltd. and MemCall LLC., Memcall Inc., Robotec Technologies Ltd., Computras Computerized Training Systems Ltd., Computras Marketing Training Systems(1988) Ltd., Intelitek training systems (1989) Ltd.; Burelco N.V. Mr. Aravot received an M.B.A. from Tel Aviv University and a B.Sc. degree in Mechanical Engineering from the Technion Israel Institute of Technology in Haifa.

          Noam Kra-Oz has been our Joint Managing Director for Marketing since February 2001. He has also been a director since December 1983. Mr. Kra-Oz is the chairman of the board of directors of Intelitek Inc., and a director of Yaskawa Eshed Technology Ltd., YET US Inc., Robotec Technologies Ltd., Computras Computerized Training Systems Ltd., Intelitek training systems (1989) Ltd., Computras Marketing Training Systems (1988) Ltd. and Eshed Robotec B.V. Mr. Kra-Oz received a B.Sc. in Pharmacology from the Hebrew University of Jerusalem.

          Haim Schleifer has been our Joint Managing Director R&D and e-Learning Dept. since February 2001. Mr. Schleifer is director of Intelitek Inc., Eshed Robotec B.V., MemCall Ltd. and MemCall LLC., Memcall Inc., Burelco N.V. Mr. Schleifer received an M.B.A. from Tel Aviv University and a B.Sc. in Electronic Engineering from the Technion Israel Institute of Technology in Haifa.

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

          Hanan Eibushitz has served as our chief financial officer since November 2002. Mr. Eibushitz also serves as chief financial officer of all our subsidiaries. From 1998 until 2002 he was vice president finance and chief financial officer of Elbit Vision Systems and served as the company’s chief financial officer. Mr. Eibushitz holds a B.Sc. degree in industrial engineering and management and a master degree in industrial management from the Technion Israel Institute of Technology, Haifa.

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

          Alex Tal has been a director since January 2001. Since 2003 Mr. Tal has served as a member of our audit committee. From July 2000 until June 2001, he has served as manager of our New-Ventures Sector. From 1996 until January 2000, Mr. Tal served as the Israeli Navy General Commander. From 1993 until 1995 he was the Representative of the Israeli Ministry of Defense and the Israeli Defense Forces in Chile. Mr. Tal also serves as a vice president for Naval Strategic Planning at Elul Technologies Ltd. and as a vice president for Port and Maritime projects at Athena Human and Technologies Integrated Security Solutions Ltd. Mr. Tal also serves as director in the companies: Mofet VC, Zim and Mispanot Israel. Mr. Tal is also an independent director within the meaning of the Nasdaq MarketPlace Rules.

          Amiram Dagan has served as an outside director since February 2002. Mr. Dagan is a member of our audit committee. Mr. Dagan was a commander of Israel Air Force Systems Department, Vice President in Nice Systems Ltd., and presently serves as a VP for development and Operation of Elbit. Mr. Dagan is Graduate of the Technion in Haifa, and received Master degree in Political Science and National Security from the University of Haifa. He also has a master degree in Business Administration from Tel Aviv University.

          Tami Gottlieb has served as an outside director since February 2002. Ms. Gottlieb serves as the chairman of our audit committee and our Financial Committee. Ms. Gottlieb is owner of “Yevul” Capital Markets Ltd. Until 2000 Ms. Gottlieb served as a General Manager of Investec Management and Underwriting Ltd., the investment banking and underwriting company of the Investec (Israel) Group. Ms. Gottlieb also serves as director of Baran Group Ltd., Carmel Investments Group Ltd., Emilia Development Ltd. (M.O.F.), T.R.A. Radio Tel Aviv Ltd., Credit Information Association Ltd., “Polivid”, “Maalot – The Israeli Securities Rating Co. Ltd.”, PolySack Plastic Industries Ltd., N.R Spantec Industries Ltd., “Hasin Esh” Ltd., and Incredimail Ltd. Ms. Gottlieb has a B.A. in International Relations from the Hebrew University in Jerusalem, and has a Masters degree in Economics from the University of Indiana, Bloomington USA.

          Vicky Zamir-Sharon has served as our general counsel and corporate secretary since September 2004. Ms. Zamir-Sharon is a graduate of the Hebrew University Law Faculty, in Jerusalem and had served as Legal Council of Azorim Properties Ltd. for 7 years, until August 2004. Ms. Zamir-Sharon, replaced Ms. Levy-Mildworth who served as our internal Corporate Attorney and secretary since February 2001.

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

B.      Compensation

          During the year ended December 31, 2004, the aggregate remuneration paid to all our officers and directors as a group (twelve persons at the time) was approximately NIS 5.4 million ($1.3 million). Such amount includes pension, retirement and similar benefits. We provide automobiles to some of our executive officers at our expense.

          During the year ended December 31, 2004, we paid each of our outside directors approximately NIS 1,700 ($390) per month and approximately NIS 1,300 ($300) per meeting attended for serving in such capacity (including Mr. Tal).

          The following table relates to the compensation paid to those of our senior officers, regarding whom the information is public in Israel.

Position	Approximate compensation ($)

Chief Executive Officer	$200,000
Managing Directors (2)	$190,000
Vice President	$140,000

          The following options are held by each of our directors.

Director’s name	Number of options

Rafael Aravot	90,000
Haim Schleifer	90,000
Noam Kra-Oz	90,000
Gideon Missulawin	50,000
Menachem Zenziper	50,000
Arie Kraus	50,000
Tami Gottlieb	50,000
Amiram Dagan	50,000
Alex Tal	50,000

          As of June 23, 2005, our directors and executive officers, as a group, consisting of 13 persons, held options to purchase an aggregate of 658,000 ordinary shares, at exercise prices ranging from $0.5 to $1.03 per share. 640,000 of these options expire in 2012 and the remaining 18,000 options expire in 2006. 640,000 of those options were issued under our 2003 Stock Option Plan and the rest 18,000 options were issued under our 1996 stock option plan. See “Share Ownership – Stock Option Plans.”

          Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors’ compensation arrangements also require audit committee approval before board approval and shareholder approval.

C.      Board Practices

Election of Directors

          Pursuant to our articles of association, all of our directors, other than our outside directors, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. Outside directors are elected for a three-year term. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. The Israeli Companies Law which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to the promulgation of regulations by the Israeli Minister of Justice. Such regulations have not yet been published.

          Under the Israeli Companies Law, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law also prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an outside director, the substitute may only be another outside director who possesses accounting and financial expertise. An outside director may only be substituted in his or her capacity as a member of a board committee. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

          In the intervals between our annual general meetings, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, but only if the total number of directors does not at any time exceed twelve, including our outside directors. Any director so appointed occupies his position until the next annual general meeting and may be reelected for an additional term. All of our current directors,, were elected by our shareholders at our 2004 annual general meeting of our shareholders.

Independent and Outside Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

          A person shall be qualified to serve as an outside director only if he or she possesses accounting and financial expertise or professional qualifications. At least one outside director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are to be determined in regulations to be promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. These regulations have not yet been published. No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the opposite gender.

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

Approval of Related Party Transactions Under Israeli Law

          The Israeli Companies Law, as amended most recently in March 2005, codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) another manager directly subordinate to the managing director or (vii) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

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

          The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          The Companies Law also provides that extraordinary transactions between a public company and a controlling shareholder, or extraordinary transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the audit committee, of the board of directors and of the shareholders. Moreover, the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and by the shareholders. Private placements in a public company also require approval by a company’s board of directors and shareholders in the following cases:

—	A private placement that meets all of the following conditions:

(i) the private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital;

(ii) 20 percent or more of the voting rights in the company prior to such issuance are being offered; and

(iii) all or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

—	A private placement that results in anyone becoming a controlling shareholder of the public company.

          In addition, under the Israeli Companies Law, certain transactions or a series of transactions are considered to be one private placement.

          Any placement of securities that does not fit the above description may be approved at the discretion of the Board of Directors.

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

          Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

—	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

—	the matter will need to be brought before a meeting of the shareholders for approval.

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, with respect to its voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;

—	an increase of the company’s authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract law. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Exemption, Insurance and Indemnification of Directors and Officers

          The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

—	a breach of his duty of care to us or to another person;

—	breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

—

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an office holder; and

—

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

          We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $5 million including costs and expenses.

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

          Mr. Izhak Meishar, who served as our internal auditor since August 2, 1994, terminated his services as internal auditor as of January 4, 2004. Mr. Meishar was replaced on January 5, 2004, by Mr. Joseph Ginossar CPA. Mr. Ginossar has been a managing partner of Fahn Kanne Auditing Services Ltd., (member of Grant Thornton) since 1991. Mr. Genossar has a bachelor degree in economics and accounting and a master’s degree in business administration, both from the Hebrew University in Jerusalem. The only position Mr. Ginossar holds in our Company is as internal auditor, and he is not a family member of any of our officers or related parties. We have recently engaged the firm of Fahn Kanne to assist us in the implementation of the financial disclosure procedures required by the Sarbanes-Oxley Act.

Employment Agreements

          On January 1997, we entered into three-year employment agreements (commencing January 1996) with Messrs Aravot, Kra-Oz and Schliefer. The agreements provided for a base salary and a package of benefits including an annual bonus. In 1998, 2001 and in 2004, we renewed the agreements for additional three-year periods with all the approvals required under Israeli law. In 2001 Messrs. Aravot, Kra-Oz and Schliefer unilaterally decided to reduce their salaries by approximately 15% for the following year. These officers decided to maintain the reduction for the years 2003 and 2004. In June 2004, Messrs. Aravot, Kra-Oz and Schleifer unilaterally decided to reduce their salaries by a further 23% for the final six months of 2004. In 2005, these officers unilaterally decided that these reductions would continue for 2005, but in the event that we achieve certain profitability milestones in the year 2005, part or all of the reductions relating to 2005, will be returned following the approval of our financial results for 2005. For further information see Note 18 of our financial statements.

          One of our directors, Mr. Menahem Zenziper has an employment agreement with us as a consultant. This agreement which was approved by in accordance with Israeli law was extended in December 2004 by our audit Committee and the board, in accordance with Israeli law requirements Under the agreement, Mr. Zenziper is not entitled to pay or compensation for attending meetings of our board, but only to annual compensation in accordance with the provisions of the Israel Companies Regulations (Rules Concerning Compensation and Expenses for an External Director) – 2000 and to a share of the profits according to a formula laid down in the agreement.

D.      Employees

          As of December 31, 2004, we and our subsidiaries, excluding our U.S. subsidiary, Intelitek Inc., employed 97 people. Of these employees, 38 were engaged in production, operations, technical support and technical writing, 23 in research and development, 19 in sales and marketing, and 17 in management and general administration. Of such employees, 29 were employed by our 50% owned subsidiary Yaskawa Eshed Technology Ltd. As of December 31, 2004, Intelitek Inc. employed 35 people.

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

          In 2004, our Educational Sector continued to implement additional cost-cutting measures including personnel cuts and consolidating related activities within the sector.

          Israeli employees and employers are required to pay predetermined sums to the National Insurance Institution, which is similar to the United States Social Security Administration. The aggregate payments in 2004 amounted to approximately 16.3% of wages, with the employee contributing 10.4% of his wages and the employer the remainder.

          Three of our directors are employed full-time by us.

E.      Share Ownership

          The following table sets forth certain information as of June 21, 2005 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Rafael Aravot	914,042	(4)	8.1%
Noam Kra-Oz (3)	724,145	(4)	6.4%
Haim Schleifer	737,412	(4)	6.5%
Moshe Turner	19,000	(5)	*
Joseph Biran	18,000	(8)	*
Hanan Eibushitz	9,000	(6)	*
Menachem Zenziper	1,231,126	(7)	10.95%
Gideon Missulawin	711,246	(7)	6.3%
Arie Kraus (3)	741,354	(7)	6.6%
Alex Tal	20,000	(7)	*
Amiram Dagan	20,000	(7)	*
Tami Gotlieb	20,000	(7)	*
Vicky Zamir-Sharon	3,000	(9)	*

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

(2)	The percentages shown are based on 11,238,952 outstanding ordinary shares (including 388,925 shares held in treasury).

(3)	Mr. Kraus and Mr. Kra-Oz are brothers.

(4)	Includes 36,000 shares that are subject to currently exercisable options.

(5)	Includes 12,000 shares that are subject to currently exercisable options.

(6)	Includes 9,000 shares that are subject to currently exercisable options.

(7)	Includes 20,000 shares that are subject to currently exercisable options.

(8)	Includes 18,000 shares that are subject to currently exercisable options.

(9)	Includes 3,000 shares that are subject to currently exercisable options.

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

          The right of an option holder to exercise options is contingent on his or her continuing to be our employee or an employee of a subsidiary at the exercise date. If the option holder ceases to be an employee at any exercise date, the grantee may not exercise the options which are exercisable at such time and the right granted to the option holder with regard to such exercisable options and any options which will become exercisable in the future will expire.

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

A.      Major Shareholders

          The following table sets forth certain information, as of June 21, 2004, the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares:

Name (1)	Number of Ordinary Shares Beneficially Owned (2)		Percentage of Outstanding Ordinary Shares (3)

Menachem Zenziper	1,231,126	(5)	10.95%
David Israel Rosen	912,700	(6)	8.1%
Rafael Aravot	914,042	(4)	8.1%
Noam Kra-Oz	724,145	(4)	6.4%
Haim Schleifer	737,412	(4)	6.5%
Arie Kraus	741,354	(5)	6.4%
Gideon Missulawin	711,246	(5)	6.3%

(1)	The addresses of Messrs. Zenziper, Missulawin, Kra-Oz, Schleifer, Aravot and Kraus are c/o RoboGroup T.E.K. Ltd. 13 Hamelacha Street, Afek Industrial Park, Rosh Ha’Ayin 48091, Israel.

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

(3)	The percentages shown are based on 11,238,952 outstanding ordinary shares (including 388,925 shares held in treasury).

(4)	Includes 36,000 shares subject to currently exercisable options.

(5)	Includes 20,000 shares subject to currently exercisable options.

(6)

Includes 12,500 shares subject to currently exercisable options, granted outside of our existing option plans pursuant to a private transaction entered into with the shareholder in 2001. The number of our securities held by Mr. Israel-Rosen is based on information provided by him to the Company on June 16, 2005, plus his currently exercisable options.

          On June 23, 2005, there were 73 holders of record of our ordinary shares. Based on a review of the information provided to us by our transfer agent, 55 record holders holding approximately 75.34% of our ordinary shares had registered addresses in the United States.

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

          For additional information on transactions with our directors and officers, see Item 6 – “Directors, Senior Management and Employees – Employment Agreements”; and for additional information on transactions between YET and one of its major shareholders, see Item 4 – “Information on the Company – Recent Developments”; and Item 4 – “Information on the Company – Marketing and Customers in the Industrial Motion Control Sector.”

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

          In December 2003, we and our subsidiary, Robotec Technologies Ltd., or RTL, filed a suit in the District Court of Tel-Aviv against Fourier Systems Ltd., or Fourier. The suit seeks injunctions, mandamus and damages of NIS 2.6 million. We alleged the theft of our commercial secrets, other commercial torts and the violation of a distribution agreement between RTL and Fourier.

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

          In February 2004. Fourier defended itself against the claim by filing a counterclaim against us and RTL for pecuniary relief of about NIS 3 million. The claim against RTL, in sum of about NIS 2 million, alleges misrepresentations at the time of executing the distribution agreement and of the fundamental breach thereof. The claim against us, in the sum of NIS 1 million, is for the actual filing of the claim against Fournier, which it alleges to be false.

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

B.      Significant Changes

          In the second quarter of 2004 our educational sector has started implementing a cost-cutting plan to improve its profitability. The plan includes, among other things, a reduction in the number of personnel and consolidation of similar activities. By the implementation of this plan we expect to reduce our expenses for the next 12 months by approximately $1 million. We expect that this plan will improve both our financial results in the second half of 2004, and our negative cash flow. For additional information see Item 4– “Recent Developments.”

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

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2004	$1.66	$0.61	$1.552	$0.707
2003	2.100	0.650	1.847	0.769
2002	1.530	0.470	1.548	0.730
2001	2.938	0.900	2.635	0.878
2000	22.750	1.313	18.280	1.410

Quarterly Stock Information

          The following table sets forth for the two-year period ended December 31, 2004, the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each full financial quarter.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2004
First Quarter	$1.66	$0.88	$1.55	$0.93
Second Quarter	1.28	0.75	1.19	0.92
Third Quarter	1.02	0.66	1.02	0.82
Fourth Quarter	0.93	0.61	0.93	0.70

2003
First Quarter	$1.100	$0.650	$0.928	$0.769
Second Quarter	2.100	0.800	1.847	0.835
Third Quarter	1.490	0.900	1.317	0.967
Fourth Quarter	1.320	0.810	1.242	0.879

Monthly Stock Information

          The following table sets forth for the most recent five months the range of high ask and low bid prices in U.S. dollars of the ordinary shares in both markets for each month.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange

2005	High	Low	High	Low

January	$0.90	$0.65	$0.86	$0.73
February	0.85	0.71	0.82	0.76
March	0.88	0.62	0.85	0.69
April	0.89	0.65	0.8	0.71
May	0.84	0.65	0.76	0.69

B.      Plan of Distribution

          Not applicable.

C.      Markets

          Our ordinary shares trade on the Nasdaq SmallCap Market and on the Tel Aviv Stock Exchange under the symbol ROBO.

D.      Selling Shareholders

          Not applicable.

E.      Dilution

          Not applicable.

F.      Expense of the Issue

          Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.      Share Capital

          Not applicable.

B.      Articles of Association

Purposes and Objects of the Company

          We are a public company registered under the Israel Companies Law as RoboGroup T.E.K. Ltd., registration number 52-003498-4. We changed our name from Eshed Robetec (1982) Ltd. to RoboGroup T.E.K. Ltd. on December 2000. Our objects and purposes, as provided by Article 2 of our articles of association, are to carry on any lawful activity.

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

Rights Attached to Shares

          Our authorized share capital is 12,500,000 NIS, divided into 25,000,000 ordinary shares of NIS 0.5 par value each, of which 11,238,952 shares were issued, as of June 15, 2005. Of the shares that were issued, 10,744,631 shares were fully paid, and 388,925 shares are still held by us.

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

Provisions Restricting Change in Control of Our Company

          Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company’s issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

          The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.

          Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies. See also ” “Item 6C. Directors, Senior Management And Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Nasdaq Marketplace Rules and Home Country Practices

          In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

—

Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—

Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 33.3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting, consists of two or more shareholders in person or by proxy.

—

Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999, and the Regulations promulgated thereunder.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

C.      Material Contracts

          On June 22, 2004, we entered into a Standard Equity Distribution Agreement with Cornell Capital Partners LP, or Cornell, pursuant to which, Cornell agreed to purchase from us and we agreed to issue and/or sell to Cornell, shares of the Company in the aggregate amount of up to $5,500,000, over a period of 24 months. To date, we have not drawn down any funds under the Standard Equity Distribution Agreement.

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

          In consideration for Cornell’s undertakings, issued Cornell with 94,856 of our ordinary shares in December 2004. We will also pay Cornell approximately an additional $110,000, which will payable in cash or in shares in the event that we will sell to Cornell shares having an aggregate value exceeding $2,000,000,

          In addition, we also issued 10,540 of our ordinary shares to Newbridge Securities Corporation, which acted as the placement agent in connection with the transaction.

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

E.      Taxation

          The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we benefit. To the extent that the discussion is based on tax legislation (including the legislation passed as part of the recent tax reform in Israel) that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

          The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

          Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

          Israeli companies are subject to corporate tax at the rate of 35% of taxable income in the 2004 tax year, 34% in the 2005 tax year, 32% in the 2006 tax year and 30% in the 2007 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

          We and our subsidiary YET have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

          A recent amendment to the Investment Law which came into effect as of April 1, 2005 (the “Amendment”) has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by determining criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

Tax Benefits Prior to the Amendment

          In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

          A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Company Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7
Over 25% but less than 49%	25%	10
49% or more but less than 74%	20%	10
74% or more but less than 90%	15%	10
90% or more	10%	10

          There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year.

          Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

          The entitlement to the above benefits is conditional upon fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled and a company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, interest and penalties.

          Should we derive income from sources other than the Approved Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates (35%).

          A company that elected the Alternative Route prior to the Amendment and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%–25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

          Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

          The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

          Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination are conditional upon fulfillment of all of the terms of the approved program.

          The taxable income of YET (a company consolidated proportionately) derived from the approved enterprises, and for which YET elected the Alternative Route, is exempt from tax for two years from the year in which taxable income was first generated, and is entitled to a reduced tax rate of 20% for another eight years with a limit of 12 years from the year in which the “Approved Enterprise” commenced its operation, or 14 years from the date of approval, whichever is earlier. Dividend distributed from income from an Approved Enterprise is taxed at 15% on the recipient. YET’s Approved Enterprise commenced its operation in 2000 and the benefits period will end in 2009.

          Additionally, a YET expansion plan has been granted “Approved Plan” status under the Law, as part of an alternative benefits system. According to this system, income deriving from this plan is exempt from tax for two years from the year in which taxable income was first generated, and is entitled to a reduced tax rate of 20% for another eight years with a limit of 12 years from the year in which the Approved Enterprise commenced its operation, or 14 years from the date of approval, whichever is earlier.

          If dividends are distributed from tax-exempt income as above, YET would be taxable at the rate that would have applied to its taxable income from an approved enterprise in the year when the income is produced, had it not elected the alternative benefits system (a tax rate of 20%). YET’s policy is not to distribute dividends from these profits.

          We have an expansion plan which was granted a statutory Approved Plan status. The plan is being implemented, but has not yet been completed and the period of benefits for it has not yet started. Income deriving from this plan is tax-exempt for two years from the year in which taxable revenue is first generated, and is entitled to a reduced tax rate of 25% for another five years with a limit of 12 years from the year in which the Approved Enterprise commenced its operation or 14 years from the approval date, whichever is earlier.

Tax Benefits under the Amendment

          As a result of the Amendment, a company is no longer required to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route and therefore such companies need not apply to the Investment Center for this purpose. However, the Investment Center will continue to grant Approved Enterprise status to companies seeking Governmental grants. A company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the Amendment (a “Benefited Enterprise”). Companies are also entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

          Tax benefits are available under the Amendment to production facilities and other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years, such period concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

          The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C will receive the least benefits.

          The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below (“tax exemption”), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%–25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

          Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company” which is a company at least 49% of which is owned by non-Israeli residents. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

          The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise in Israel. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise (the “Commencement Year”); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefit period.

          Additionally, the Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

          There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

Law for the Encouragement of Industrial Research and Development, 1984

          Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (“OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% or 150% of such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. There is no further liability for payment.

          The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

          The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until recently, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has set forth certain exceptions to this rule, however, the practical implications of such exceptions are quite limited. The Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. Approval of the transfer may be granted only if the transferee undertakes to abide by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There can be no assurance that such consent, if requested, will be granted or, if granted, that such consent will be on reasonable commercial terms.

Tax Benefits and Grants for Research and Development

          Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are deductible over a three-year period.

Law for the Encouragement of Industry (Taxes), 1969

          Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits:

          (a) Amortization of purchases of know-how and patents over eight years for tax purposes.

          (b) The right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies.

          (c) Amortization of expenses incurred in connection with certain public securities issuances over a three-year period.

          (d) Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003.)

          (e) Accelerated depreciation rates on equipment and buildings. In respect of buildings, machinery and equipment serving the Approved Enterprise, we are entitled to deduct accelerated depreciation for five tax years, starting from the year in which each asset was put into operation.

          Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

          We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

          (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (non-inflation resistant) Assets. Where a corporation’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of Fixed Assets exceeds a corporation’s equity, then such excess multiplied by the annual inflation rate is added to taxable income.

          (b) Depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

          (c) Gains from the sale of certain traded securities are fully taxable notwithstanding the exemptions or reduced tax rates which might otherwise apply to those securities.

Capital Gains Tax on Sales of Our Ordinary Shares

          Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

          As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on the NASDAQ or are listed on another designated foreign stock exchange or on the Tel Aviv Stock Exchange. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments) 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

          In any event, under the US-Israel Tax Treaty, a US treaty resident may in general only be liable to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

Taxation of Non-Residents

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25%, (or lower in case of distributions out of certain income subject to tax benefits under the Investment Law) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; however, dividends generated by an Approved Enterprise as defined in the Investment Law are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares for a certain period of time are taxed at a rate of 12.5%.

Passive Foreign Investment Company Status under U.S. Federal Income Tax Law

          In general, a foreign corporation will be classified for U.S. tax purposes as a passive foreign investment company (hereafter also referred to as a “PFIC”) in any taxable year in which either (i) 75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) in which it is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, or (ii) at least 50% of the average value of all of its gross assets (including the pro rata fair market value of the assets of any company in which it is considered to own 25% or more of the ordinary shares by value) during the taxable year, calculated quarterly by value, produce, or are held for the production of, passive income. Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

          If we are classified as a passive foreign investment company, highly complex rules will apply to our U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their tax advisors regarding the application of such rules.

          If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

          The simplest is the “QEF” regime. If the shareholder elects to treat the PFIC as a “qualified electing fund” (“QEF”), then each year the shareholder includes in its gross income a proportionate share of the PFIC’s ordinary income and net capital gain. A second regime may be elected if the PFIC stock is “marketable.” The U.S. shareholder may elect to “mark the stock to market” each year. At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder’s tax basis in the stock. (Losses may also be recognized to the extent of previously recognized gains.)

          A U.S. shareholder making neither of these elections is subject to the “excess distribution” regime. The tax is triggered when the shareholder receives an “excess distribution” from the PFIC. An excess distribution is either (1) a distribution with respect to stock that is greater than 125% of the average of such distributions over the preceding three years, or (2) 100% of the gain from the disposition of shares in the PFIC.

          An excess distribution is subject to special tax rules. In most cases, only a portion of it is included in the gross income of the U.S. shareholder and taxed at normal rates. The remainder is never so included, but is used as the basis for calculating a “deferred tax amount”, which is simply added to the shareholder’s tax bill.

          The deferred tax amount is computed as follows. The excess distribution is first ratably allocated, share by share, to each day of the shareholder’s holding period. Portions allocated to the current year, and to any pre-PFIC years (that is, years before 1987, when there were no PFICs, or years before the first year in which the company was a PFIC with respect to that shareholder), are included in ordinary income for the current year. Portions allocated to prior PFIC years are hypothetically taxed at the highest marginal rate in effect for those years (without regard to the shareholder’s actual rate or to any deductions or credits for those years). To this hypothetical tax is added the interest that the shareholder would have paid if it were simply paying that tax late for that year. The sum of the tax and the interest charge is the deferred tax amount, which cannot be offset or otherwise affected by current net operating losses or other deductions.

          A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

          Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future years as to U.S. shareholders who held shares in the corporation at any time during the PFIC taxable year and who made neither a valid QEF election with respect to such shares nor a valid election to mark such shares to market. This will be true even if the corporation loses its PFIC status in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to gains realized on the disposition of such shares by a U.S. shareholder.

          If we are classified as a PFIC, complicated rules will apply to our U.S. shareholders. Our status in future years will depend on our assets and activities in those years, although shareholders will be treated as continuing to own an interest in a passive foreign investment company if we are a passive foreign investment company in any year in which a shareholder owns our shares, unless certain elections are made.

          This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. shareholder in light of his or her particular circumstances or to a U.S. shareholder subject to special treatment under U.S. federal income tax law. U.S. shareholders are urged to consult their tax advisors about the U.S. federal income taxation rules to which they will be subject, as well as the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election, in connection with their holding of our shares, including warrants or rights to acquire our shares.

Tax Assessment

          We and our consolidated companies (consolidated proportionately) received final tax assessments for all years up to and including the tax year ended December 31, 2000.

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

          Currency Risks

          The majority of our products are exported, and as a result, the bulk of our income is in foreign currency. As a result of the nature of our operations, we are subjected to risks from changes in the exchange rates of foreign currencies (mainly U.S. dollars, Euros and Japanese YEN). We take and consider the following measures in order to limit our exposure:

—	daily monitoring of changes in the exchange rates of the various currencies as well as factors which are bound to influence such currencies.

—	an evaluation of our quarterly position with respect to the general exposure of changes in the various currencies.

—	establishing foreign currency linked loans for the financing of our building.

          Notwithstanding these precautions, we cannot provide for full protection against the risk of foreign currencies and we are exposed to exchange rate changes between the foreign currencies themselves and between the foreign currencies and the Israeli Shekel.

          As of December 31, 2004, we and our consolidated subsidiaries had no outstanding hedging transactions.

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

          Securities

          As of December 31, 2004 we had insignificant investment in marketable securities. In the event we will decide to increase our investment in securities in the future, we will be exposed to fluctuations in the prices of securities in our investment portfolio.

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

          During the year 2004, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company’s disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our company’s disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our company’s periodic SEC filings.

          There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date we carried out the evaluation.

          It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, as explained above, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16.	Reserved

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Ms. Tami Gottlieb and Mr. Alex Tal meet the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

	Year Ended December 31,

	2003		2004

Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$82,000	80%	$60,000	86%

Audit-related (2)	13,000	13%	$5,000	7%

Tax (3)	7,000	7%	$5,000	7%

Other (4)	–	–	–	–

Total	$102,000	100%	$70,000	100%

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

(4)	Other fees as of the year ended December 31, 2004 were for services rendered for financial information systems implementation and design.

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

          As a foreign private issuer we remain exempt, until July 31, 2005, from NASDAQ audit committee related listing standards that have come into effect following December 13, 1999.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

          Issuer Purchase of Equity Securities

          Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2004.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Consolidated Financial Statements.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

          Index to Exhibits

Exhibit	Description

1.1*	Memorandum of Association of the Registrant

1.2***	Articles of Association of the Registrant

2.1***	Specimen of Ordinary Share Certificate

4.1**	1996 Employee Stock Option Plan

4.2****	2003 Stock Option Plan for Israeli Employees

4.3****	2003 Stock Option Plan for Directors

4.4****	2003 Stock Option Plan for Non Israeli Employees

4.5*****	Standby Equity Distribution Agreement, dated June 22, 2004, between Cornell Capital Partners LLP the Registrant.

4.6*****	Placement Agent Agreement, dated June 22, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and the Registrant.

4.7*****	Registration Rights Agreement, dated June 22, 2004, between Cornell Capital Partners LLP and the Registrant.

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference

****	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference

*****	Filed as an exhibit to our registration statement on Form F-2, registration number 333-119117 filed with the Securities and Exchange Commission and incorporated herein by reference.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOGROUP T.E.K. LIMITED
BY:	/s/ Rafael Aravot

Rafael Aravot, Chairman of the Board and
Chief Executive Officer

BY:	/s/ Haim Schleifer

Haim Schleifer, Director

Date: June 29, 2005

RoboGroup T.E.K. Ltd.

Index to the Financial Statements for the year Ended December 31, 2004

Page

Report of Independent Certified Public Accountant	F–2

Balance Sheets	F–3

Statements of Operations	F–5

Statements of Changes in Shareholders’ Equity	F–6

Statements of Cash Flows	F–7

Notes to the Financial Statements	F–10

Appendix to Financial Statements	F–51

F–1

RoboGroup T.E.K. Ltd.

Financial Statements
December 31, 2004

Chaikin, Cohen, Rubin
& Gilboa.
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 972-3-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

To the Shareholders of RoboGroup T.E.K LTD.
INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying balance sheets of RoboGroup T.E.K LTD. (hereinafter - the Company) as of December 31, 2004 and 2003, and the consolidated balance sheets as of the same dates and the related statements of operations, statements of changes in shareholders’ equity and statements of cash flows - for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We have not audited the financial statements of the consolidated companies whose joint assets represent approximately 18% of the total consolidated assets as of December 31, 2004 and 2003 respectively and whose joint revenues represent approximately 44% 43%, and 28% of the total consolidated revenues for the years ended December 31, 2004, 2003 and 2002 respectively. The financial statements of those companies were audited by other independent public accountants whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of those other public accountants.

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

In our opinion, based on our examination and on the reports of the other public accountants referred to above, the above mentioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2004 and 2003 and the results of operations, changes in shareholders’ equity, and cash flows - of the Company and consolidated - for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to the financial statements of the Company, such accounting principles are practically identical in the said countries, save for the measurement in terms of a constant purchasing power, which became an accepted accounting practice in Israel during a period of hyperinflation and save for certain matters summarized in note 26). It is also our opinion that the above mentioned financial statements have been prepared in conformity with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Pubic Accountants in Israel.

Sincerely Yours,

Chaikin, Cohen, Rubin & Gilboa Certified Public Accountants (Isr.)

Tel-Aviv, March 28, 2005

RoboGroup T.E.K. Ltd.
Balance Sheets

(NIS in Thousands)

		Consolidated			Company
	Note	December, 31 2004 U.S.$ (K) (1) Reportedamounts (*)	December, 31 2004 NIS (K) Reported amounts (*)	December, 31 2003 NIS (K) Adjusted amount (*)	December, 31 2004 NIS (K) Reported amounts (*)	December, 31 2003 NIS (K) Adjusted amount (*)

ASSETS

Current assets

Cash and cash equivalents		1,615	6,957	14,878	3,351	9,460
Short-term investments		23	99	-	99	-
Trade receivables	3	3,547	15,282	13,217	5,726	2,764
Other receivables and debit balances	4	486	2,093	2,292	1,086	1,487
Inventories	5	2,175	9,372	13,603	3,261	4,979

		7,846	33,803	43,990	13,523	18,690

Long-term investments

Investments in investee and other companies	6	-	-	15	14,239	20,009
Funds in respect of employee rights upon retirement, net	14	131	563	81	563	81

		131	563	96	14,802	20,090

Fixed assets, net	8	8,484	36,548	38,233	33,294	34,587

Other assets and deferred expenses	9	240	1,036	1,525	667	742

		16,701	71,950	83,844	62,286	74,109

(1)	Convenience translation into U.S. Dollars.

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003
(see note 2).

(*)	Adjusted amounts for the Israeli CPI as of December 2003.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets

(NIS in Thousands)

		Consolidated			Company
	Note	December, 31 2004 U.S.$ (K) (1) Reported amounts (*)	December, 31 2004 NIS (K) Reported amounts (*)	December, 31 2003 NIS (K) Adjusted amount (*)	December, 31 2004 NIS (K) Reported amounts (*)	December, 31 2003 NIS (K) Adjusted amount (*)
LIABILITIES

Current liabilities

Credit from banks	10	3,535	15,228	15,941	12,952	13,606
Trade payables	11	1,359	5,853	5,394	2,629	2,348
Other payables and credit balances	12	2,398	10,333	14,345	6,308	10,191

		7,292	31,414	35,680	21,889	26,145

Long-term liabilities

Loans from banks	13	3,969	17,100	17,516	17,100	17,516
Provision for deferred taxes	24	38	163	-	163	-
Liability for termination of employee/employer relationship, net	14	32	139	200	-	-

		4,039	17,402	17,716	17,263	17,516

Commitments, contingent liabilities and pledges	15

Shareholders’ equity

Share capital	16	2,646	11,400	11,399	11,400	11,399
Authorized capital as at December 31, 2004 and 2003 was 25,000,000 shares of NIS 0.5 par value of which 11,239,952 and 11,238,352 shares were issued and outstanding on December 31, 2004 and 2003 respectively Premium on shares		9,854	42,452	42,214	42,452	42,214
Capital reserves		401	1,727	1,807	1,727	1,807
Accumulated deficit		(7,348)	(31,656)	(23,969)	(31,656)	(23,969)
Treasury stock		(183)	(789)	(1,003)	(789)	(1,003)

		5,370	23,134	30,448	23,134	30,448

		16,701	71,950	83,844	62,286	74,109

Date of approval of the financial statements: March 28, 2005

Rafael Aravot Chairman of the Board and CEO	Haim Schleifer Director and Joint General Manager	Hanan Eiboshitz Chief Financial Officer

(1)	Convenience translation into U.S. Dollars.

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003
(see note 2).

(*)	Adjusted amounts for the Israeli CPI as of December 2003.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations

(NIS in Thousands)

		Consolidated				Company
	Note	Year ended December, 31 2004 U.S. $ (K) (1) Reported amounts (*)	Year ended December, 31 2004 NIS (K) Reported amounts (*)	Year ended December, 31 2003 NIS (K) Adjuste damounts (**)	Year ended December, 31 2002 NIS (K) Adjuste damounts (**)	Year ended December, 31 2004 NIS (K) Reporte damounts (*)	Year ended December, 31 2003 NIS (K) Adjuste damounts (**)	Year ended December, 31 2002 NIS (K) Adjuste damounts (**)

Revenues	21	14,330	61,734	56,116	86,159	28,941	23,169	38,811
Cost of revenues	22	8,320	35,843	32,598	41,412	16,667	14,558	19,008

Gross profit		6,010	25,891	23,518	44,747	12,274	8,611	19,803

Operating expenses
Research and development expenses, net	23	1,769	7,619	12,651	12,755	3,570	4,765	3,004
Marketing and selling expenses	23	3,065	13,204	12,622	14,240	4,592	5,286	3,531
Administrative and general expenses	23	2,331	10,042	14,569	13,630	5,461	6,659	7,423

		7,165	30,865	39,842	40,625	13,623	16,710	13,958

Operating income (loss)		(1,155)	(4,974)	(16,324)	4,122	(1,349)	(8,099)	5,845
Financial expenses, net	23	(490)	(2,111)	(3,783)	(1,402)	(1,746)	(3,643)	(2,105)
Other income, net	23	188	809	2,032	1,640	1,643	2,799	2,130

Income (loss) before taxes on income		(1,457)	(6,276)	(18,075)	4,360	(1,452)	(8,943)	5,870
Income tax expenses (income)	24	327	1,411	(82)	1,051	1,162	(42)	-

Income (loss) before Company’s share in results of Investee companies		(1,784)	(7,687)	(17,993)	3,309	(2,614)	(8,901)	5,870
Company’s share in losses of Investee companies		-	-	-	-	(5,073)	(9,092)	(2,561)

Net income (loss)		(1,784)	(7,687)	(17,993)	3,309	(7,687)	(17,993)	3,309

Earnings (loss) per share (“EPS”)		(0.17)	(0.71)	(1.67)	0.31

Number of shares used in computation of EPS (in thousands)		10,757	10,757	10,744	10,731

(1)	Convenience translation into U.S. Dollars.

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003
(see note 2).

(**)	Adjusted amounts for the Israeli CPI as of December 2003.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders’ Equity

(NIS in Thousands)

	Number of shares (1)	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase	Accumulated deficit	Total
		NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Balance at January 1, 2002 Adjusted amount (**)	10,727,831	11,392	42,191	2,260	-	(1,003)	(9,285)	45,555

Exercise of options	3,000	-	4	-	-	-	-	4

Adjustments on translation of financial statement of an autonomous consolidated company	-	-	-	-	120	-	-	120

Net income	-	-	-	-	-	-	3,309	3,309

Balance at December 31, 2002 Adjusted amount (**)	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988

Exercise of options	13,200	7	19	-	-	-	-	26

Adjustments on translation of financial statement of an autonomous consolidated company	-	-	-	-	(573)	-	-	(573)

Net loss	-	-	-	-	-	-	(17,993)	(17,993)

Balance at December 31, 2003 Adjusted amount (**)	10,774,031	11,399	4,214	2,260	(453)	(1,003)	(23,969)	30,448

Exercise of options	1,600	1	3	-	-	-	-	4

Granting of treasury stock (see Note 16)	105,396	-	235	-	-	214	-	449

Adjustments on translation of financial statement of an autonomous consolidated company	-	-	-	-	(80)	-	-	(80)

Net loss	-	-	-	-	-	-	(7,687)	(7,687)

Balance at December 31, 2004 Reported amounts (*)	10,851,027	11,400	42,452	2,260	(533)	(789)	(31,656)	23,134

(1)	Convenience translation into U.S. Dollars.

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003
(see note 2).

(**)	Adjusted amounts for the Israeli CPI as of December 2003.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

(NIS in Thousands)

	Consolidated				Company
	Year ended Dec. 31 2004 (*) U.S. $ (K) (1) Reported amounts (*)	Year ended Dec. 31 2004 NIS (K) Reported amounts (*)	Year ended Dec. 31 2003 NIS (K) Adjusted amount (**)	Year ended Dec. 31 2002 NIS (K) Adjusted amount (**)	Year ended Dec. 31 2004 NIS (K) Reported amounts (*)	Year ended Dec. 31 2003 NIS (K) Adjusted amount (**)	Year ended Dec. 31 2002 NIS (K) Adjusted amount (**)

Cash flows from operating activities:
Net income (loss)	(1,784)	(7,687)	(17,993)	3,309	(7,687)	(17,993)	3,309
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (Appendix A):	387	1,667	8,776	10,074	4,189	14,017	6,504

Net cash provided by (used in) operating activities	(1,397)	(6,020)	(9,217)	13,383	(3,498)	(3,976)	9,813

Cash flows from investing activities:
Decrease (increase) in credit given to consolidated companies, net	-	-	-	-	(1,192)	(1,013)	746
Acquisition of an operation (Appendix C)	-	-	-	(605)	-	-	(605)
Acquisition of fixed assets	(162)	(700)	(1,075)	(2,171)	(195)	(228)	(2,007)
Proceeds from sales of fixed assets	27	17	384	552	-	112	1,357
Sale of short-term investments, net	-	-	334	1,476	-	334	1,476

Net cash provided by (used in) investing activities	(135)	(583)	(357)	(748)	(1,387)	(795)	967

Cash flows from financing activities:
Increase (decrease) in short term credit from banks, net	142	614	3,926	(341)	673	1,770	(385)
Long-term loans received	4,971	21,414	-	765	21,414	-	765
Repayment of long –term loans	(5,412)	(23,315)	(3,778)	-	(23,315)	(3,778)	-
Proceeds from exercise of options by employees	1	4	26	4	4	26	4

Net cash provided by (used in) financing activities	(298)	(1,283)	174	428	(1,224)	(1,982)	384

Effect of exchange rate changes on cash and cash equivalents	(9)	(35)	(55)	-	-	-	-

Increase (decrease) in cash and cash equivalents	(1,839)	(7,921)	(9,455)	13,063	(6,109)	(6,753)	11,164
Cash and cash equivalents at the beginning of the year	3,454	14,878	24,333	11,279	9,460	16,213	5,049

Cash and cash equivalents at the end of the year	1,615	6,957	14,878	24,333	3,351	9,460	16,213

(1)	Convenience translation into U.S. Dollars.

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003
(see note 2).

(**)	Adjusted amounts for the Israeli CPI as of December 2003.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

(NIS in Thousands)

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Consolidated				Company
	Year ended Dec. 31 2004 (*) U.S. $ (K) (1) Reported amounts (*)	Year ended Dec. 31 2004 NIS (K) Reported amounts (*)	Year ended Dec. 31 2003 NIS (K) Adjusted amount (**)	Year ended Dec. 31 2002 NIS (K) Adjusted amount (**)	Year ended Dec. 31 2004 NIS (K) Reported amounts (*)	Year ended Dec. 31 2003 NIS (K) Adjusted amount (**)	Year ended Dec. 31 2002 NIS (K) Adjusted amount (**)

Income and expenses not involving cash flows:
Company’s share in loss from Investee companies, in addition of received dividends	-	-	-	-	6,867	9,092	2,561
Depreciation and amortization	601	2,589	2,597	2,685	1,600	1,662	1,665
Decrease in liability for termination of employee/employer relationship	(126)	(543)	(869)	(467)	(482)	(714)	(538)
Write-down of loans	37	158	(259)	675	158	(259)	691
Decrease (increase) in value of marketable securities	(20)	(84)	155	166	(84)	155	166
Decrease (increase) in deferred taxes	245	1,054	444	(18)	853	350	2
Other	(32)	(136)	71	88	(115)	62	27

	705	3,038	2,139	3,129	8,797	10,348	4,574

Changes in assets and liabilities:
Decrease (increase) in trade receivables	(502)	(2,163)	6,141	5,216	(2,962)	3,724	(3,210)
Decrease (increase) in other receivables and debit balances	47	201	(752)	1,661	401	(102)	1,445
Decrease (increase) in inventories	954	4,111	1,391	681	1,718	(626)	136
Increase (decrease) in trade payables	107	459	(3,178)	(2,389)	281	(1,475)	796
Increase (decrease) in other payables and credit balances	(924)	(3,979)	3,035	1,776	(4,046)	2,148	2,763

	(318)	(1,371)	6,637	6,945	(4,608)	3,669	1,930

	387	1,667	8,776	10,074	4,189	14,017	6,504

	Appendix B: Non-monetary events

Granting of treasury stocks	104	449	-	-	449	-	-

Conversion of loans from short-term to long-term	-	-	-	13,121	-	-	13,121

A consolidated company converted a loan of NIS 12,036 thousands to capital on January, 1 2002

(1)	Convenience translation into U.S. Dollars.

(*)	Discontinuance of the adjustment for the effects of inflation according to the Israeli CPI as of December 2003
(see note 2).

(**)	Adjusted amounts for the Israeli CPI as of December 2003.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

(NIS in Thousands)

Appendix C: Activities Acquisition

	Consolidated
	For the year ended December 31
	2004	2003	2002

	NIS (K)	NIS (K)	NIS (K)

Working capital, net	-	-	(280)
Other assets	-	-	(325)

	-	-	(605)

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 1 -	GENERAL

RoboGroup T.E.K. Ltd. (hereafter – “the Company”) was incorporated in 1982 under the name of Eshed Robotec (1982) Ltd. The Company changed its name to its current name in the year 2000. The Company, by itself and through consolidated companies, is engaged in the development, manufacturing and marketing of robotic technologies, CNC machines, software and distance learning products for education and training. The Company is also engaged, through its proportionately consolidated company, in development, manufacturing and marketing of products in the field of industrial motion control. During the previous years the Company developed a technology whose aim was to reduce the time required for locating and retrieving information in computers and communication networks, through its consolidated companies. This activity was significantly reduced during the year 2004.

In the years ended on December 31, 2004 and 2003, the Company had losses of approximately NIS 8 million and NIS 18 million, respectively. In addition, in the years 2004 and 2003 the Company’s negative cash flows from operating activities were approximately NIS 6 million and NIS 9 million, respectively. The Company’s management took up measures to increase efficiency, in order to improve the Company’s financial state and its profitability, as follows:

1.	Merger of operations, personal cutbacks, decrease in salaries costs of senior employees and cutbacks in general expenses.

2.	The Company signed an agreement of Equity Line with Cornell Capital Partners LP company (See note 16 (2)).

In the fourth and third quarters of the year 2004, the Company’s positive cash flows from operating activities were approximately NIS 1.5 million and NIS 0.4 million, respectively.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies, which have been applied consistently with those of previous years, are as follows:

A.	Financial statements in adjusted and reported amounts

(1)	Discontinuance of adjustment of financial statements and financial report in reported amounts

(a)	Definitions:

Adjusted amount - historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount - adjusted amount as of the transition date (December 31, 2003), plus additions in nominal values after the transition date and less amounts deducted after the transition date. Deduction of amounts after the transition date is in nominal historical values, in adjusted amounts as of the transition date or combination of nominal historical values and adjusted amounts as of transition date, according to its own merits.

(b)	On January 1, 2004 the Israel Accounting Standard 12 of the Israel Accounting Standards Board, which deals with discontinuing the adjustment of financial statements, has come into become effective (hereinafter – “Standard 12”).

Pursuant to Standard 12, as of January 1, 2004, the Company ceased adjusting its financial statements to the Israeli CPI. As of interim financial reports of March 31, 2004 and afterwards the financial statements are stated in reported amounts.

Data included in financial statements regarding dates and periods up to (including) December 31, 2003, are included in adjusted amounts.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	A.	Financial statements in adjusted and reported amounts (cont.)

(2)	Financial statements in reported amount:

Balance sheet:

1)	Non-monetary items are presented in reported amounts.

2)	Monetary items are presented in nominal values as of the balance sheet date.

3)	Investment in consolidated companies included in company’s accounts on equity value basis is presented based on financial reports in reported values of consolidated companies.

Statement of operations:

1)	Income and expenses, including financial, are included in nominal values.

2)	Income and expenses relating to non-monetary items are derived from the change between adjusted amount in the opening balance and reported amount in the closing balance.

3)	Company’s share in results of consolidated companies is based on financial statements in reported values of the consolidated companies.

(3)	Financial statements in adjusted amounts until December 31, 2003:

Principle of adjustment

a)	Balance sheet

Non-monetary items (e.g. fixed assets and depreciation thereof, partnership capital, inventories, etc.) are adjusted for changes in the consumer price index (C.P.I.), between the index for the month of the transaction and the index for the month of the balance sheet. Monetary items are presented in the balance sheet in their nominal amounts at that date. Investment in consolidated companies included in company’s accounts based on equity value basis is presented on adjusted financial statements of the consolidated companies.

b)	Statement of operations

Statement of operations items’ are adjusted for changes in the consumer price index as follows:

Amounts related to non-monetary items (e.g. depreciation, movements in inventories) and the various provisions included in the balance sheet (e.g. the provision for vacation pay, severance pay, etc.) and changes in deferred taxes are adjusted in tandem with the adjustment to the balance sheet item.

Revenues and other expenses, excluding financial expenses, are adjusted for changes in the C.P.I. between transaction date and the balance sheet date. Incomes of consolidated companies are determined based on consolidated companies adjusted financial statements. Adjustment and inflationary adjustments not related to revenues or expenses already mentioned are included with financial expenses.

(4)	The amounts for non-monetary assets do not necessarily represent realization value or current economic value but only the adjusted values, as explained above.

(5)	In these financial statements “Cost” means cost in reported or adjusted amount, regarding the matter.

(6)	A summary of the nominal amounts on which the adjusted financial statements are based is given in Note 25.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

B.	Use of estimates and assessments

The preparation of financial reports according to GAAP, requires that the management use estimates and assessments, which affect the reported data regarding assets and liabilities, conditional assets and contingent liabilities disclosed in the financial statements and income and expenses in the reported period. Actual results may differ from these estimates.

C.	Convenience translation into US dollars

The adjusted consolidated financial statements as at December 31, 2004 and for the year then ended, have been translated into US dollars purely for the convenience of non-Israeli readers. The translation was made according to the representative exchange rate of the US dollar to NIS on December 31, 2004 ($1 = NIS 4.308). The translation dollar amounts should not be construed as amounts receivable or payable in dollars or convertible into dollars.

D.	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and those of its subsidiaries (consolidated companies). These financial statements also include the Company’s portion (50%) of the assets, liabilities, income and expenses of companies owned jointly.

Significant inter-company balances and transactions between the Company and its consolidated companies or its proportionately consolidated company have been eliminated for the purpose of consolidation.

E.	Exchange Rates and Basis of Linkage

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

Hereunder are details of the CPI and dollar exchange rates:

	Dollar Exchange Rates	CPI

	NIS	Points (*)

At December 31, 2004	4.308	114.3
At December 31, 2003	4.379	112.9
At December 31, 2002	4.737	115.1

Rates of increase (decrease) in the years	In percentage %

2004	(1.62)	1.2
2003	(7.55)	(1.9)
2002	7.27	6.5

(*) The CPI based on average 1998=100.

F.	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and deposits with banks which have original maturities of three months or less that are not restricted.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

	G.	Marketable Securities

Marketable securities held for short term as marketable securities are stated at market value. Changes in value are included in other income and expenses.

H.	Customers - Allowance for doubtful accounts

Provision for doubtful accounts have been calculated on a specific basis, in respect to debts whose collection is in doubt.

I.	Inventories

Inventories are stated at the lower of cost or market. The Company continuously examines the risk deriving from slow movement of inventories, technological obsolescence, inventories excess and market lower than cost.

Cost is determined as follows:

Raw materials and bought-in – by the moving average method.

Work in progress and finished products: The raw materials component - by the moving average method. Labor and production overheads component – on the basis of actual manufacturing costs.

J.	Investments in Investees and Other Companies

The investments in Investee companies are stated in the Company’s financial statements on an equity value basis.

The excess of cost of the investment in an Investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of five years.

Investments in other companies, held as long-term investments, are presented at cost.

K.	Financial statement of consolidated companies’ abroad

1.	On January 1, 2004, the Israeli Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates became effective. Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were superseded when the Israeli Accounting Standard No. 12, as described above, became effective.

Standard No. 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the Company.

2.	Foreign operation that is classified as a foreign autonomous entity (“the entity”):

In accordance with Standard No. 13, assets and liabilities, both monetary and non-monetary, of the entity are translated at the closing rate. The components of the statement of operations and of the statement of cash flows of the entity are translated at the exchange rates at the dates of the transactions or at average exchange rates for the period if such exchange rates approximate the actual exchange rates. All exchange rate differences resulting from the translation, as above, are classified as a separate item in shareholders’ equity (“foreign currency translation adjustments for autonomous entities”) until the disposal of the investment.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

	L.	Fixed Assets

Fixed assets are stated at cost (Demonstration equipment are valued at the cost of finished products of the same type) less accumulated depreciation.

Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized.

Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:
%

Machinery and equipment (mainly 20%)	10-20
Office equipment and furniture (mainly 6%)	6-10
Computers and computerized equipment (mainly 33%)	20-33
Vehicles (mainly 20%)	15-20
Building (mainly 2%)	2-4
Leasehold improvements	Over the lease period

M.	Intangible Property

Intangible property includes mainly goodwill, know-how and rights to products. Goodwill which represents the excess of cost of the investments in businesses and consolidated companies over their fair value at acquisition, amortized at annual rates over a period of five years. Know-how and rights to products are amortized according to the straight-line method on the basis of their estimated useful lifetime, which is approximately three years.

N.	Impairment of assets

The Company examines at each balance date the returnable amount of its assets whenever signs for impairment of those items exist. When an asset’s book value exceeds its returnable amount, the Company recognizes the loss from impairment of that asset. Loss from impairment of assets, excluding goodwill, which was recognized earlier, is annulled only in case of change in estimates used to determine the returnable amount, as of date when last loss from impairment was recognized. The book value after the annulment will not exceed the book value of that asset, which would have been set for unless the loss from impairment had been recognized during the prior years.

O.	Deferred Taxes

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

The proportionately consolidated company has accumulated earnings derived from tax exempt income as an “approved enterprise”. The distribution of a dividend out of such income would give rise to the imposition of corporation tax at the rate of 20% in respect to that income. It is the intention of the Company and the proportionately consolidated company to constantly reinvest its tax-exempt income and not to distribute it as dividend. Accordingly, there is no provision for deferred taxes in respect of tax exempt income.

The Company included a provision for taxes, that may enact when dividends from proportionately consolidated company are received from income of “approved enterprise”, except for tax exempt income.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

	P.	Product Warranty

The provision is calculated specifically for the obligation relating to each individual product sold, usually for a period of one year from the date of sale.

Q.	Options to Employees

The Company has adopted U.S. Opinion APB 25 for the accounting treatment for a share option program for employees and director-shareholders.

Accordingly, Note 26 gives proforma data had the Company chosen to adopt U.S. Statement FAS 123 for the accounting treatment of benefits inherent in the above mentioned program.

R.	Revenue Recognition

Revenues from sale of products and from the sale of software rights are generally recognized upon delivery, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remaining.

In a revenue arrangement with multiple deliverables, the delivered item(s) considered a separate unit of accounting if all of the following criteria are met:

1.	The delivered item(s) has value to the customer on a standalone basis.

2.	There is a vendor specific objective evidence of fair value (market value) of the delivered item(s).

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. With respect to transactions that were entered into from June 15, 2003 and henceforth, the company adopted the provisions of publication of the Emergency Issues Task Force on Issue 00-21 (EITF 00-21) and they are recognized as arrangement with multiple deliverables as detailed above.

Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts.

Revenues from software maintenance services are recognized ratably over the contractual period.

Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract and are spread over the license period.

Revenues from software and content development based upon a fixed cost performance contract are recognized on completion percentage basis. Completion percentage is determined on actual cost compared to the total predicted cost basis.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

	S.	Research and Development Costs

Research and development costs are charged to income as incurred. Related grants are deducted from the related costs on an accrual basis.

T.	Earnings Per Share

The basic earnings (losses) per share are calculated on the basis of a weighted average of the issued and paid-up shares during the year, with no accounting for possible dilution.

These financial statements do not include the effect of a possible dilution from options given to employees because their effect is anti-dilution or not material.

U.	Impact of recently issued Accounting Standards

On July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, “Taxes on Income”. The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method.

The Company estimates the impact of the Standard on its financial statements will not be material.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 3 -	TRADE RECEIVABLES

	Consolidated			Company

	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Customers:
Open accounts	3,596	15,491	14,607	5,192	2,875
Checks for collection	4	20	346	-	230
Receivable income	203	875	-	875	-

Total trade receivables	3,803	16,386	14,953	6,067	3,105
Less: Allowance for doubtful accounts	256	1,104	1,736	341	341

	3,547	15,282	13,217	5,726	2,764

NOTE 4 -	OTHER RECEIVABLES AND DEBIT BALANCES

	Consolidated			Company

	December, 31 2004 U.S. (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Loans to employees	18	76	78	61	78
Advances to suppliers	143	614	577	322	577
Institutions	131	566	293	146	215
Deferred taxes	47	201	201	-	-
Proportionately consolidated company	-	44	-	88	-
Related parties (1)	-	-	138	-	138
Other receivables and debit balances	147	592	1,005	469	479

	486	2,093	2,292	1,086	1,487

(1) Unlinked and do not bear interest.

NOTE 5 -	INVENTORIES

a.	Composition:

	Consolidated			Company

	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Raw materials	896	3,859	6,911	1,418	1,519
Work in process	379	1,633	2,350	650	454
Finished products	848	3,654	3,997	1,193	3,006
Bought-in finished products	52	226	345	-	-

	2,175	9,372	13,603	3,261	4,979

b.	In the year 2004 the Company reduced the value of inventories due to slow movement and technological obsolescence of inventories, in the amount of 2.6 million NIS. This impairment was included in cost of revenues.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 6 -	INVESTMENTS IN INVESTEE AND OTHER COMPANIES

A. Composition

	Consolidated			Company

	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Investment in consolidated companies:
Cost of shares	-	-	-	14,320	14,320
Translation differences of an autonomous consolidated company	-	-	-	(533)	(453)
Accumulated losses	-	-	-	(34,762)	(31,572)

	-	-	-	(20,975)	(17,705)
Long-term loans and debit balances	-	-	-	29,220	28,028

	-	-	-	8,245	10,323

Investment in proportionately consolidated companies:
Cost of shares	-	-	-	4,070	4,070
Accumulated income	-	-	-	1,924	5,601

	-	-	-	5,994	9,671

Investment in other companies
Cost of shares	-	-	15	-	15

	-	-	15	14,239	20,009

B.	Supplementary Information

(1)	In December 2003 the Company decided to significantly reduce the activities of its consolidated companies, MemCall Ltd. and MemCall LLC. (Hereafter: “MemCall”).

Following that decision, MemCall terminated the employment of all of its employees and will continue its operations in a limited scope, in order to search for alternative ways for implementation of solutions required by potential customers.

(2)	Hereunder are summary data of the Company’s share in the assets and liabilities, income and expenses of its proportionately consolidated companies:

a. Assets and Liabilities

	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Current assets	1,886	8,125	11,778
Non current assets	341	1,470	1,376
Current liabilities	(835)	(3,595)	(3,441)
Long-term liabilities	(1)	(6)	(42)

Shareholders’ equity	1,391	5,994	9,671

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 6 -	INVESTMENTS IN INVESTEE AND OTHER COMPANIES (cont.’)

	B.	Supplementary Information (cont.)

(2) (cont.)

b. Income and expenses

	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2002 NIS (K)

Income	2,438	10,501	7,070	9,488
Expenses	(2,428)	(10,461)	(7,842)	(6,622)

Net income (loss)	10	40	(772)	2,866

(3)	On July 7, 2004 the Board of directors of a proportionately consolidated company, decided to distribute dividend to the shareholders in the amount of NIS 3,588 thousands. The net dividend received by the Company amounted to NIS 1,552 thousands.

On March 10, 2005 the Board of directors of a proportionately consolidated company, decided to distribute dividend to the shareholders in the amount of NIS 1,725 thousands. The Company’s portion in the dividend net of tax deduction amounts to NIS 733 thousands.

NOTE 7 -	ACQUISITION OF OPERATIONS

In December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an e-learning product for distance learning via satellite broadcasts and broadband lines) in consideration for approximately NIS 600 thousand (consisting of approximately US$ 130 thousand in cash and an undertaking to pay royalties on certain sales for three years, as specified in the agreement). Pursuant to the agreement the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product.

Hereunder are data of the assets acquired:

December, 31 2002 NIS (K)

Receivables	141
Inventories	139
Other assets	325

605

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 8     -    FIXED ASSETS, NET

	Machinery and Equipment	Office Equipment and Computers	Vehicles	Building	Leasehold Improve- ments	Total	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K)

Consolidated

Cost
Balance at January 1, 2004 (*)	7,456	8,816	1,255	38,276	805	56,608	13,140
Additions	414	87	-	180	19	700	162
Disposals	(111)	-	(166)	-	-	(277)	(64)
Translation differences of an autonomous consolidated company	(37)	(15)	(1)	-	(4)	(57)	(13)

Balance at December 31, 2004	7,722	8,888	1,088	38,456	820	56,974	13,225

Accumulated Depreciation
Balance at January 1, 2004 (*)	4,768	7,315	1,100	4,899	293	18,375	4,265
Provision for the year	378	651	71	1,074	95	2,269	527
Disposals	(33)	-	(146)	-	-	(179)	(41)
Translation differences of an autonomous consolidated company	(22)	(14)	(1)	-	(2)	(39)	(9)

Balance at December 31, 2004	5,091	7,952	1,024	5,973	386	20,426	4,742

Depreciated cost at December 31, 2004	2,631	936	64	32,483	434	36,548	8,483

Depreciated cost at December 31, 2003	2,688	1,501	155	33,377	512	38,233	8,875

	Machinery and Equipment	Office Equipment and Computers	Vehicles	Building	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

The Company

Cost
Balance at January 1, 2004 (*)	2,066	4,939	666	38,276	45,947
Additions	-	15	-	180	195
Disposals	-	-	-	-	-

Balance at December 31, 2004	2,066	4,954	666	38,456	46,142

Accumulated Depreciation
Balance at January 1, 2004 (*)	1,740	4,122	599	4,899	11,360
Additions	55	320	39	1,074	1,488
Disposals	-	-	-	-	-

Balance at December 31, 2004	1,795	4,442	638	5,973	12,848

Depreciated Cost at December 31, 2004	271	512	28	32,483	33,294

Depreciated Cost at December 31, 2003	326	817	67	33,377	34,587

(*) Reclassified.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 8 -	FIXED ASSETS, NET (cont.’)

(1) Building:

a.	An investment in a building in Rosh Ha’Ayin in which the Company and its Israeli Investee companies conduct their activities. The Company has capitalized leasehold on the land on which the building is erected. The lease expires in 2042.

b.	Includes capitalized financial expenses of NIS 1,307 thousand.

(2) As to pledges, see Note 15B.

NOTE 9 -	OTHER ASSETS AND DEFERRED EXPENSES

	Consolidated			Company
	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)
Deferred taxes	85	369	1,097	-	527
Deferred issue expenses	131	564	-	564	-
Goodwill (1)	-	-	213	-	-
Know-how (1)	24	103	215	103	215

	240	1,036	1,525	667	742

Based on the business environment and market conditions in the US, where a consolidated company operates, a consolidated company concluded that signs, indicating a possible impairment of goodwill, exist.

The consolidated company examined the utilization value of goodwill and the provision for impairment for the year 2004 was set for NIS 99 thousand.

(1) Cost of goodwill and know-how is NIS 362 thousand and NIS 325 thousand, respectively.

NOTE 10 -	CREDIT FROM BANKS

A. Composition

		Consolidated			Company
	Rate of Interest % (1)	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)
Overdrafts	6.5	3	12	107	9	17
Short-term loans
in NIS	5.8	1,821	7,843	7,340	7,843	7,340
in U.S dollars	5	528	2,273	2,245	-	-
In Swiss Franks	2.1	618	2,664	2,486	2,664	2,486
Current maturities of
long-term loans		565	2,436	3,763	2,436	3,763

		3,535	15,228	15,941	12,952	13,606

(1) As at December 31, 2004.

B. As to guarantees for the loans, see Note 15B.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 11 -	TRADE PAYABLES

	Consolidated			Company
	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Open balances	1,230	5,299	4,804	2,227	2,262
Checks for collection	127	554	590	402	86

	1,359	5,853	5,394	2,629	2,348

NOTE 12 -	OTHER PAYABLES AND CREDIT BALANCES

	Consolidated			Company
	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Income in advance	237	1,023	1,544	896	1,481
Customers advances	112	483	835	230	134
Payroll and related expenses	380	1,638	2,291	850	934
Liabilities to interested parties (1)	117	505	942	505	942
Liabilities to a proportionately consolidated company	-	-	1,668	-	3,335
Accrued expenses	996	4,291	3,947	3,291	3,195
Institutions	297	1,280	2,266	9	12
Provision for deferred taxes	38	163	-	163	-
Other payables and credit balances	221	950	852	364	158

	2,398	10,333	14,345	6,308	10,191

(1) Unlinked and free of interests.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 13 -	LOANS FROM BANKS

A. Composition

		Consolidated			Company
	Rate of Interest % (1)	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Loans in Japanese Yen	3	1,407	6,064	6,392	6,064	6,392
Loans in U.S dollars	5.5	1,489	6,416	7,050	6,416	7,050
Loan in NIS linked to the CPI	6	1,638	7,056	7,837	7,056	7,837

		4,534	19,536	21,279	19,536	21,279
With deduction of current maturities		565	2,436	3,763	2,436	3,763

		3,969	17,100	17,516	17,100	17,516

Repayment by years

In the first year - current maturities	565	2,436	3,763	2,436	3,763

- In the second year	585	2,523	3,763	2,523	3,763
- In the third year	602	2,594	3,763	2,594	3,763
- In the fourth year	620	2,669	3,763	2,669	3,763
- In the fifth year and thereafter	2,162	9,314	6,227	9,314	6,227

	3,969	17,100	17,516	17,100	17,516

	4,534	19,536	21,279	19,536	21,279

(1) As at December 31, 2004.

B.   As to guarantees for the loans, see Note 15B.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 14 -	LIABILITY FOR TERMINATION OF EMPLOYEE/EMPLOYER RELATIONSHIP, NET

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

Composition:

	Consolidated			Company
	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Liability for severance pay	90	389	953	23	468
Less – deposits in a provident fund	(189)	(813)	(834)	(586)	(549)

	(99)	(424)	119	(563)	(81)

The above amounts are represented in the balance sheet as follows:

Liability for termination of employee/employer relationship, net	32	139	200	-	-

Excess of provident fund over liability for termination of employee/employer relationship	(131)	(563)	(81)	(563)	(81)

	(99)	(424)	119	(563)	(81)

The provision for severance pay for director-shareholders assumes that their employment will terminate under circumstances, which do not entitle them to increased severance pay.

In this regard, and as to “risk life insurance” for the benefit of related parties, see Note 18.

NOTE 15 -	COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES

A. Contingent liabilities

1.	Royalties and know-how

The Company, a consolidated company and a proportionately consolidated company are committed to pay royalties on products developed under projects supported by the Office of the Israeli Chief Scientist, at the rate of 2%–4.6% of the sale price, limited to the amount of grant received (linked to the US dollar). As of the balance sheet date the grant balance on which royalties have not yet been accrued amounts to US$ 3.2 millions in the consolidated statements. In February 2004, the Company received a letter from the Office of the Chief Scientist, stating the Company is required to pay approximately US $900 thousand due to royalties payments differences for the years 1996-2002. The said letter was lacking any supporting documentation and the Company completely rejects the demand completely.

The Company, based on its legal advisors, does not project any additional payments to the Office of the Chief Scientist beyond the amounts included in the financial statements.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 15 -	COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (cont.)

A. Contingent liabilities (cont.)

2.	Claims

1.	A claim was filed against the Company by a subcontractor of a former consolidated company in the Labor Court for payment of approximately NIS 320 thousand, for an alleged debt of the Company to the plaintiff.

2.	The Company and the consolidated company have filed a legal claim, in the amount of 2.6 million NIS against “Fourier Systems 1989 Ltd.” (Hereafter: “Fourier”) due to unlawful use of trade secrets, other commercial wrongful acts and breach of a distribution agreement. Fourier has filed a counter legal claim in the amount of 3 million NIS.

Due to the preliminary stages of the legal claim, the Company is unable to estimate the prospects of these legal claims. Therefore, the Company has not made any provision in its financial statements.

B. Pledges

1. The Company

(a)	In order to obtain credit from a bank the Company pledged to the bank its real estate rights and the right to receive rent payments.

(b)	In order to obtain credit from a bank, the Company is obliged to retain a financial ratio of shareholders equity to total consolidated balance sheet assets of at least 27%. In case the company will not retain this ratio the company will be required to pay off its liabilities to the bank. The credit from the bank amounts to approximately NIS 5 million, and the Company retains the required financial ratio.

(c)	The Company has pledged vehicles and mortgaged its portfolio of marketable securities, notes and other securities as security for the receipt of credit and other banking services.

(d)	The Company has entered an obligation to support the working capital including bank credit payments of a consolidated company, if and when requested by the bank during the year ending on December 31, 2005.

(e)	The Company has given a guarantee for up to US $3 million for the liabilities of a consolidated company to a bank. To the balance sheet date, this guarantee was not utilized.

2. Consolidated Companies

(a)	A consolidated company has given a bank floating pledge on its assets to secure credit from this bank when requested by that Company. At the balance sheet date the credit line is approximately US $850 thousand. The utilized credit at the balance sheet date is US $530 thousand. According to the agreement with the bank, credit is subject to retaining certain financial ratios. At the balance sheet date the consolidated company does not comply with these financial ratios and has received a letter of renunciation from the bank regarding the aforementioned period. Correspondingly, the interest rate of the loan was increased by 0.75%.

(b)	A consolidated company has given a bank a senior floating pledge on its notes.

(c)	A consolidated company has pledged to a bank its vehicles and its right to receive payments from a customer.

(d)	A consolidated company has given an unlimited guarantee for the Company’s liabilities to the bank. To the balance sheet date, the guarantee was not utilized.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 16 -	SHARE CAPITAL

1. Company’s shares held by the Company itself:

	For December, 31
	2004	2003
Number of shares	388,925	494,321

2.	On June 22, 2004 the Company entered into a standby equity distribution agreement with Cornell Capital Partners LP company (hereinafter- “Cornell”), according to which Cornell committed to purchase the Company’s ordinary shares, those will be sold to her by the Company and/or allotted by it up to a total amount of US$ 5.5 million and over the course of 24 months starting from the American Security Stock Exchange (hereinafter – “SEC”) approval of effective registration of offered shares for trade.

Execution of sales of shares to Cornell will be upon the Company’s judgement and according to its needs on the relevant dates, providing every aforementioned sale or allotment will not exceed the scope of US$ 250 thousand and the frequency of sales will not exceed once a week.

The shares will be sold and/or allotted to Cornell in average daily market price of the shares, weighted according to volume of trade, the lowest daily volume weighted average price of the common stock during the five consecutive trading days period beginning on the first trading day after the requested purchase date.

Pursuant to the agreement the Company did not obligate to issue common stock to Cornell in a minimum somewhat amount.

Upon the initial purchase of shares and all subsequent purchases, Cornell shall receive compensation equal to five percent (5%) of the gross proceeds of the purchase, and additional payments as shown hereunder:

1.	US $90 thousand will be paid after effectiveness of the registration statement from the SEC.

2.	An additional US $111 thousand dollars at the earlier of the following:

a.	The day the Company draws more than 2 million dollars from proceeds of its shares.

b.	The day on which an initial purchase statement will be published after the first anniversary to this agreement.

The agreement states that in any case Cornell can purchase and hold up to 5% of the Company’s ordinary shares.

The agreement was approved by the Company’s General Assembly on August 11, 2004.

In September 2004, SEC validated the registration of the proposed stocks for trade (Form F-2).

In December 2004, the Company transferred 105,396 shares, from treasury stock held by it, as payment of commission of approximately $100 thousands to Cornell and a trustee company as part of the agreement. This commission was included in the financial statements as deferred expenses.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 16 -	SHARE CAPITAL (cont.)

	3.	Program for purchasing the Company’s shares:

On October 10, 2002 the Company’s Board of Directors resolved to buy up to US $450,000 of the Company’s shares and to reconsider the resolution after each US $100,000 acquisition.

The amount of the distribution sought to be approved by the Court, in April 2003, was NIS 2,140 thousand.

4.	Programs for issuing shares to directors and options to employees:

a)	In November 1996 (hereinafter “program 1996”) the Company’s Board of directors approved a plan to allot 450,000 options to buy ordinary shares of the Company of par value NIS 0.5 each for an exercise price equal to $ 0.5 per option, according to market price at the approval date. The plan is designated for employees who are not related parties to the Company.

On February 9, 1998, 405,000 options were issued to a trustee. Exercise of the options is conditional on the beneficiary being employed by the Company or its subsidiary under certain rules set by the plan. The right to exercise the option will expire on December 31, 2006.

Below is the balance of the options issued in 1996:

	For December, 31
	2004	2003

Number of options exercised by employees	299,800	298,200
Number of options expired	44,600	43,600
Number of options exercisable by employees	60,600	63,200

b)	On November 11, 2002 (hereinafter- “plan 2002”) the Company’s Board of Directors approved a plan to allot 1,270,000 options to buy ordinary shares of the Company of par value NIS 0.5 each in consideration for an exercise price equal to share price at grant date. The plan includes an allotment of 570,000 options to directors of the Company. The balance of 700,000 options is reserved for the employees of the Company and its consolidated companies in Israel and overseas. The vesting period is over 5 years from the date of issuance.

The Company issued options to a trustee for directors and employees of the company and the subsidiary companies according to section 102 to the Israeli Tax Ordinance capital gain track. In addition, the Company issued 190,000 options to the directors according to the option plan.

Plan’s activity as follows:

	$ Exercise price	Number of options

Number of options granted during the year 2003 (*)	0.91-1.03	1,027,500
Number of options expired during the year 2003		(90,000)

Balance at December 31, 2003		937,500
Number of options granted during the year 2004	0.74-0.83	210,000
Number of options expired during the year 2004		(57,000)

Balance at December 31, 2004		1,090,500

Balance of exercisable options on 31.12.2004	0.92	176,100

(*) See note 18 c 3 regarding options granted to interested parties.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 17 -	FINANCIAL INSTRUMENTS AND CREDIT RISKS

	A.	The Company and its investee companies did not enter into significant futures contracts in the the years 2002-2004.

	B.	The cash, cash equivalents and short-term investments of the Company and its Investee companies (the “Group”), are deposited mainly in Israeli and U.S. banks.

Approximately 11.5% of the Company’s sales are made in Israel. Out of aforementioned, 5% of Company’s sales are to a large number of customers who are mainly local municipalities and educational institutions.

Export sales and sales overseas are made mainly through dealers, and via them to a large number of end users.

The breakdown of customer credit as of December 31, 2003 amounting to approximately NIS 15,282 thousand in the consolidated statements and to approximately NIS 5,726 thousand in the Company’s statements is as follows:

(1)	Customer receivables due from local municipalities or educational institutions in Israel amount to approximately NIS 1.1 million in the consolidated statements.

(2)	Other customer receivables amount to approximately NIS 14.1 million in the consolidated statements and to NIS 5.7 million in the Company’s statements.

(3)	Group’s sales to customers in Israel and abroad, are generally conducted by credit, as accepted.

Credit to customers in South Africa countries, Asia, Africa and Eastern Europe is secured by notes.

(4)	A proportionately consolidated company with revenues of approximately 10.5 million NIS (in 2003, approximately NIS 7 million), that is included in the consolidated statement of operations, has one principal customer (who holds the other 50% of the company).

The sales to this customer accounted for in 2004 are approximately 50% of this proportionately consolidated company’s sales (in 2003 – 90%).

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 18 -	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

	A.	Balances of related parties:

	Consolidated			Company
	December, 31 2004 U.S.$ (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)	December, 31 2004 NIS (K)	December, 31 2003 NIS (K)

Current assets
Related parties	-	-	138	-	138
Proportionately consolidated companies	10	44	-	88	-

Long term investments
Debit balance of consolidated companies (1)	-	-	-	29,220	28,028

Current liabilities
Liabilities to related parties	117	505	942	505	942
Proportionately consolidated companies	-	-	1,668	-	3,335

(1) A sum of NIS 5,282 thousand linked to foreign currency (in 2003 NIS 6,124 thousand).

B.	Income and expenses with interested and related parties

	Consolidated				Company
	Year ended December, 31 2004 U.S.$ (K)	Year ended December, 31 2004 NIS (K)	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)	Year ended December, 31 2004 NIS (K)	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)

Sales to consolidated companies	-	-	-	-	5,800	5,769	8,342
Sales to proportionately consolidated companies	447	1,924	-	-	3,848	-	-
Purchases from consolidated companies	-	-	-	-	2,411	1,734	348
Purchases from proportionately consolidated companies	17	72	-	101	143	-	202
Payroll for related parties employed by the company	535	2,306	2,723	3,370	2,306	2,723	3,370
Number of related parties, employed by the Company	3	3	3	4	3	3	4
Compensation to directors, not employed by the Company	54	232	213	156	232	213	156
Number of directors, not employed by the Company	6	6	6	5	6	6	5
Participation of consolidated companies in expenses	-	-	-	-	266	370	905
Participation of proportionately consolidated companies in expenses	91	391	465	360	782	914	720
Interest from consolidated companies	-	-	-	-	132	52	321
Rent income from consolidated companies	-	-	-	-	230	382	63
Rent income from proportionately consolidated companies	96	415	406	471	830	812	942

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 18 -	BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (cont.’)

C. Transactions with interested and related parties

1. Interested parties employed by the Company

a.	Pursuant to an agreement, approved on January 13, 1996, terms of employment of related parties who are employed by the Company (as directors and officers) include monthly salary linked to the changes in the CPI, in addition of social benefits, risk-life insurance in an amount of US $1 million for each, and assurance of real increment annually of 5% or 10%, on condition that the consolidated pre-tax earnings will equal or be greater than $0.5 million and $1 million, respectively.

Additional annual bonuses on earnings for the related parties are:

•	Where the consolidated pre-tax earnings are less than $1 million - 2.49% of those earnings.

•	Where the annual earnings are between $1 million and $2 million - 5.01% of those earnings.

•	Where the annual earnings exceed $2 million - 7.50% of those earnings.

In addition, these related parties are entitled, in the event of dismissal, to enlarged severance pay of 175% for the period of their employment in the Company. The Company did not include a provision for enlarged severance pay that will apply in case of dismissal in its financial statements, as to the Company’s assessment, the probability of its realization is unlikely.

The agreement is for a period of three years. At completion of first period and with completion of any additional extension period, employment agreements will be extended for an additional period of three years subject to approval of auditing committee and board of directors. A non-extended agreement will be accounted for as dismissal.

b.	As of November 2001, by the initiative of three related partied, a temporary decrease of approximately 15% of salary cost took place. (hereinafter –“the first decrease”).

As of June 2004, by the initiative of three related partied, an additional temporary decrease of approximately 23% of salary cost after the first decrease, took place. (hereinafter –“the second decrease”).

c.	Total cost of salary of three related parties, following the aforementioned decreases, sums up to approximately NIS 160 thousand a month.

d.	On December 27, 2004 the Company’s Auditing Committee and its Board of Directors, approved of an additional extension of aforementioned employment agreements for an additional period of three years. The related parties agreed by their own initiative to continuance of salary decreases (both first and second) during the year 2005. Salary decreases in the year 2005 will be retroactively cancelled under following terms:

•	When pre-tax consolidated earnings after cancellation of the decrease will be positive, the second decrease, amounting to NIS 45 thousand a month will be cancelled.

•	When pre-tax consolidated earnings after cancellation of the decreases will exceed $ 0.5 million, the first decrease, amounting to NIS 35 thousand a month will be cancelled as well.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 18 -	BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND INVESTEE (cont.’)

C. Transactions with interested and related parties (cont.)

2.	An interested party, not employed by the Company, is entitled to risk-life insurance in an amount of $333 thousand.

Additionally, the aforementioned is entitled to annual bonuses on earnings as follows:

• Where the consolidated pre-tax earnings are less than $1 million – 0.83% of those earnings.

• Where the annual earnings are between $1 million and $2 million – 1.67% of those earnings.

• Where the annual earnings exceed $2 million –2.50% of those earnings.

3.	In the year 2003 270,000 options were issued to related parties employed by the Company and 300,000 options to related parties not employed by the Company, with exercise price of $0.91 for each option. See note 16 4 b.

4.	The Company maintains a Directors and Officers Liability Insurance Policy in the amount of approximately $ 5 million.

5.	The Company has irrevocably undertaken to indemnify its directors and officers for any liability or expense incurred by them due to an act, including an omission, performed by them in their capacity as officers of the Company. The amount of the indemnification under the letters of indemnification to all the recipients of the indemnification, cumulatively for a single event, will not exceed an amount in NIS equal to US$ 4 million.

The Company has also provided its directors and officers indemnification letters according to which the Company will irrevocably indemnify each such director and officer (under Section 259 of the Companies Law), from liability for damages caused to the Company due to the breach of the officers’ or director’s duty of care to the Company.

6.	In October 2003, the Company entered into a contract with a proportionately consolidated company for the supply of a LearnMate platform, in consideration of 850 thousand dollars.

The system was supplied on March 31, 2004 and revenues from it were included as part of revenues for the year 2004.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 19   -    LINKED BALANCES

	December 31, 2004

	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non- monetary items	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Consolidated

Assets
Cash and cash equivalents	4,842	990	-	-	-	870	255	6,957
Short-term investments	99	-	-	-	-	-	-	99
Trade receivables	5,893	1,493	-	-	-	2,205	5,691	15,282
Other receivables and debit balances	40	-	-	-	-	1,811	242	2,053
Inventories	-	-	-	-	-	-	9,372	9,372
Funds in respect of employee rights upon retirement, net	-	-	-	-	-	563	-	563
Fixed assets, net	-	-	-	-	-	-	36,548	36,548
Other assets and deferred expenses	-	-	-	-	-	564	472	1,036

	10,874	2,483	-	-	-	6,013	52,580	71,950

Liabilities
Short-term bank credits	694	-	656	2,664	1,087	7,854	2,273	15,228
Trade payables	173	105	599	-	-	3,176	1,800	5,853
Other payables and credit balances	3,408	-	-	-	-	6,279	646	10,333
Long-term loans	5,722	-	5,409	5,969	-		-	17,100
Deferred taxes	-	-	-	-	-	163	-	163
Liability for termination of employee/employer relationship, net	-	-	-	-	-	139	-	139

	9,997	105	6,664	2,664	7,056	17,611	4,719	48,816

Excess of assets (liabilities)	877	2,378	(6,664)	(2,664)	(7,056)	(11,598)	47,861	23,134

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 19   -    LINKED BALANCES

	December 31, 2003

	Linked to US dollar	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non- monetary items	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Consolidated

Assets
Cash and cash equivalents	13,266	-	-	-	1,304	308	14,878
Short-term investments	-	-	-	-	-	-	-
Trade receivables	6,076	-	-	-	2,806	4,335	13,217
Other receivables and debit balances	52	-	-	-	1,934	306	292
Inventories	-	-	-	-	-	13,603	13,603
Investments in other companies	-	-	-	-	-	15	15
Funds in respect of employee rights upon retirement, net	-	-	-	-	81	-	81
Fixed assets, net	-	-	-	-	-	38,233	38,233
Other assets and deferred expenses	-	-	-	-	682	843	1,606

	19,394	-	-	-	6,807	57,643	83,844

Liabilities
Short-term bank credits	1,226	1,112	2,486	1,425	7,447	2,245	15,941
Trade payables	412	-	-	-	3,554	1,428	5,394
Other payables and credit balances	5,755	-	-	-	8,045	545	14,345
Long-term loans	5,824	5,280	-	6,412	-	-	17,516
Liability for termination of employee/employer relationship, net	-	-	-	200	-	-	200

	13,217	6,392	2,486	8,037	19,046	4,218	53,396

Excess of assets (liabilities)	6,177	(6,392)	(2,486)	(8,037)	(12,239)	53,425	30,448

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 19   -    LINKED BALANCES  (cont.’)

	December 31, 2004

	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non- monetary items	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Company

Assets
Cash and cash equivalents	2,676	18	-	-	-	657	-	3,351
Short-term investments	99	-	-	-	-	-	-	99
Trade receivables	4,449	1,277	-	-	-	-	-	5,726
Other receivables and debit balances	-	-	-	-	-	1,086	-	1,086
Inventories	-	-	-	-	-	-	3,261	3,261
Investment in invests	5,282	-	-	-	22,508	1,430	(14,981)	14,239
Funds in respect of employee rights upon retirement, net	-	-	-	-	-	563	-	563
Fixed assets, net	-	-	-	-	-	-	33,294	33,294
Other assets and deferred expenses	-	-	-	-	-	564	103	667

	12,506	1,295	-	-	22,508	4,300	21,677	62,286

Liabilities
Short-term bank credits	694	-	656	2,664	1,087	7,851	-	12,952
Trade payables	129	50	-	-	-	2,450	-	2,629
Other payables and credit balances	2,846	-	-	-	-	3,462	-	6,308
Long-term loans	5,722	-	5,409	-	5,969	-	-	17,100
Deferred taxes	-	-	-	-	-	163	-	163

	9,391	50	6,065	2,664	7,056	13,926	-	39,152

Excess of assets (liabilities)	3,115	1,245	(6,065)	(2,664)	15,452	(9,626)	21,677	23,134

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 19   -    LINKED BALANCES  (cont.’)

	December 31, 2003

	Linked to US dollar	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non- monetary items	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Company

Assets
Cash and cash equivalents	8,198	-	-	-	1,262	-	9,460
Trade receivables	2,764	-	-	-	-	-	2,764
Other receivables and debit balances	-	-	-	-	1,487	-	1,487
Inventories	-	-	-	-	-	4,979	4,979
Investments in invests and other companies	6,124	-	-	18,869	2,229	(7,213)	20,009
Funds in respect of employee rights upon retirement, net	-	-	-	-	81	-	81
Fixed assets, net	-	-	-	-	-	34,587	34,587
Other assets and deferred expenses	-	-	-	-	527	215	742

	17,086	-	-	18,869	5,586	32,568	74,109

Liabilities
Short-term bank credits	1,226	1,112	2,486	1,425	7,357	-	13,606
Trade payables	161	-	-	-	2,187	-	2,348
Other payables and credit balances	6,930	-	-	-	3,261	-	10,191
Long-term loans	5,824	5,280	-	6,412	-	-	17,516

	14,141	6,392	2,486	7,837	12,805	-	43,661

Excess of assets (liabilities)	2,945	(6,392)	(2,486)	11,032	(7,219)	32,568	30,448

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 20 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS

1. General

The Company operates in two operational segments: robotic products, automation products, software and distance learning in the field of education and training (“education segment”) and motion control products for the industrial market (“motion control for industry”).

In previous years the Company operated in addition in developing a technology whose aim was to reduce the time required for locating and retrieving information in computers and communication networks, through its consolidated companies, MemCall LLC and MemCall Ltd. (“MemCall”). This operation was significantly reduced in the year 2004 and is no longer qualified as a reportable segment.

2. Financial data regarding the reportable operational segments:

	Consolidated

	Education segment	Motion control for industry	Adjustments	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)

For the year ended December 31, 2004

Information regarding operations:

Revenues:

From customers	51,233	10,501	-	61,734
Inter-segment	-	71	(71)	-

Total revenues	51,233	10,572	(71)	61,734

Segment operations	(2,059)	(422)	1,577	(924)
Non allocated expenses				(4,050)

Operating loss				(4,974)
Other income				809
Financial expenses				(2,111)
Taxes on income				(1,411)

Net loss				(7,687)

Other information:

Segment’s assets	28,907	9,685	-	38,592
Non allocated assets				33,358

Total consolidated assets				71,950

Segment’s liabilities	19,874	3,601	-	23,475
Non allocated liabilities				25,341

Total consolidated liabilities				48,816

Costs of purchase of fixed assets	263	258
Depreciation and amortization	1,148	182

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 20 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS (cont.)

2. Financial data regarding the reportable operational segments: (cont.)

	Consolidated

	Education segment	Motion control for industry	Adjustments	Total

	$ (K)	$ (K)	$ (K)	$ (K)

For the year ended December 31, 2004

Information regarding operations:

Revenues:

From customers	11,892	2,438	-	14,330
Inter-segment	-	16	(16)	-

Total revenues	11,892	2,454	(16)	14,330

Segment operations	(478)	(98)	361	(215)
Non allocated expenses				(940)
Operating loss				(1,155)

Other income				188
Financial expenses				(490)
Taxes				(327)

Net loss				(1,784)

Other information:

Segment’s assets	6,710	2,248	-	8,958
Non allocated assets				7,743

Total consolidated assets				16,701

Segment’s liabilities	4,613	836	-	5,449
Non allocated liabilities				5,882

Total consolidated liabilities				11,331

Costs of purchase of fixed assets	61	60
Depreciation and amortization	267	42

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 20 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS (cont.)

2. Financial data regarding the reportable operational segments: (cont.)

	Consolidated

	Education segment	Motion control for industry	MemCall	Adjustments	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

For the year ended December 31, 2003

Revenues from customers	49,155	6,961	-	-	56,116
Inter-segment revenues	-	110	-	(110)	-

	49,155	7,071	-	(110)	56,116

Financing expenses, net	(3,249)	(403)	(131)	-	(3,783)

Depreciation and amortization	(2,138)	(161)	(298)	-	(2,597)

Segment loss	(10,649)	(1,752)	(5,482)	(110)	(17,993)

Assets (at end of year)	36,961	962	300	-	38,223

Acquisition of fixed assets	948	112	15	-	1,075

	Consolidated

	Education segment	Motion control for industry	MemCall	Adjustments	Total

	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

For the year ended December 31, 2002

Revenues from customers	76,511	9,648	-	-	86,159
Inter-segment revenues	-	166	-	(166)	-

Revenues	76,511	9,814	-	(166)	86,159

Financing income (expenses), net	(1,650)	248	-	-	(1,402)

Depreciation and amortization	(2,247)	(154)	(284)	-	(2,685)

Segment profit (loss)	9,288	1,632	(7,445)	(166)	3,309

Assets (at end of year)	38,477	1,019	571	-	40,067

Acquisition of fixed assets	1,869	111	191	-	2,171

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 20 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS (cont.)

3.	Financial Data by Geographical Areas

Revenues by geographical areas:

	Consolidated				Company

	Year ended December, 31				Year ended December, 31

	2004 U.S. $ (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)

North America	6,428	27,692	24,562	37,311	5,725	5,574	7,321
Israel	1,636	7,047	8,170	9,445	4,284	871	1,666
Far East	2,827	12,181	8,983	16,078	6,938	2,667	6,430
Europe	1,665	7,174	5,487	2,028	4,354	5,144	4,101
South America	1,438	6,195	3,699	10,129	6,195	3,699	10,129
Others	336	1,445	5,215	11,168	1,445	5,214	9,164

Total	14,330	61,734	56,116	86,159	28,941	23,169	38,811

Fixed assets – by geographical areas

	Consolidated			Company

	Year ended December, 31			Year ended December, 31

	2004 U.S. $ (K)	2004 NIS (K)	2003 NIS (K)	2004 NIS (K)	2003 NIS (K)

Israel	8,018	34,541	36,031	33,294	34,587
U.S.A	465	2,004	2,192	-	-

	8,483	36,545	38,223	33,294	34,587

4.	Major customers

A shareholder of proportionately consolidated company is a major customer of the Company with total sales to him in the year 2004 of approximately 12% of the consolidated sales.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 21   -    REVENUES

	Consolidated				Company

	Year ended December, 31				Year ended December, 31

	2004 U.S. $ (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)

Production operations	12,588	54,228	42,639	68,129	28,941	23,169	38,481
Trade activities	515	2,220	7,166	8,217	-	-	-
Management fees	-	-	-	166	-	-	330
Development services
and royalties	1,227	5,286	6,311	9,647	-	-	-

	14,330	61,734	56,116	86,159	28,941	23,169	38,811

NOTE 22   -    COST OF REVENUES

	Consolidated				Company

	Year ended December, 31				Year ended December, 31

	2004	2004	2003	2002	2004	2003	2002

	U.S. $ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Cost of manufacturing operations	7,870	33,905	28,851	37,519	16,667	14,558	19,008
Cost of commercial operations	149	640	2,721	2,754	-	-	-
Cost of development services and royalties	301	1,298	1,026	1,139	-	-	-

	8,320	35,843	32,598	41,412	16,667	14,558	19,008

Materials consumed	4,189	17,924	12,548	22,188	6,039	4,524	7,891
Payroll and related expenses	2,171	9,355	10,925	11,503	4,746	6,141	5,801
Subcontractors	299	1,287	1,986	2,629	1,261	1,946	2,841
Depreciation and amortization	105	451	341	495	308	203	231
Other	1,183	5,098	5,194	5,390	2,696	2,774	2,171

	7,947	34,115	30,994	42,205	15,050	15,588	18,935

Acquisition of commercial goods	127	549	2,406	2,762	-	-	-

Decrease (increase) in inventories of work-in-process	(45)	717	181	(444)	(196)	181	(444)
Decrease (increase) in finished products	269	343	(1,298)	(3,103)	1,813	(1,211)	517
Decrease (increase) in commercial products	21	119	315	(8)	-	-	-

	245	1,179	(802)	(3,555)	1,617	(1,030)	73

	8,320	35,843	32,598	41,412	16,667	14,558	19,008

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 23   -    ADDITIONAL DATA RELATING TO STATEMENTS OF OPERATIONS

	Consolidated				Company

	Year ended December, 31				Year ended December, 31

	2004 U.S. $ (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)

A. Research and Development
Costs, Net
Research and development expenses	1,769	7,619	13,352	15,775	3,570	4,765	3,004
Less grants	-	-	701	3,020	-	-	-

	1,769	7,619	12,651	12,755	3,570	4,765	3,004

B. Marketing and Sales Expenses
Payroll and related expenses	1,909	8,226	8,150	7,347	2,249	3,133	2,337
Advertising and trade shows	145	624	854	1,485	154	341	24
Depreciation and amortization	30	131	258	539	131	150	202
Others	981	4,223	3,360	4,869	2,058	1,662	968

	3,065	13,204	12,622	14,240	4,592	5,286	3,531

C. Administrative and General Expenses
Payroll and related expenses	1,022	4,403	6,551	8,049	2,257	2,673	4,219
Depreciation and amortization	93	398	480	393	156	159	186
Doubtful debts	66	285	480	178	-	155	70
Others	1,150	4,956	7,058	5,010	3,048	3,672	2,948

	2,331	10,042	14,569	13,630	5,461	6,659	7,423

D. Financial Income (Expenses), Net
Income (expenses) due from
long-term debts	(273)	(1,175)	(88)	326	(764)	107	221
Expenses due from short-term credit	(217)	(936)	(3,695)	(1,728)	(982)	(3,750)	(2,326)

	(490)	(2,111)	(3,783)	(1,402)	(1,746)	(3,643)	(2,105)

E. Other Income (Expenses)
Income from building rental, net	236	1,015	2,022	1,474	1,660	2,700	2,296

Profit (loss) from negotiable securities, net	21	92	(152)	166	95	(152)	(166)
Others	(69)	(298)	162	-	(112)	251	-

	188	809	2,032	1,640	1,643	2,799	2,130

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 24 -	TAXES ON INCOME

	A.	Israeli income tax law (inflationary adjustments) – 1985

Pursuant the law, the Company and consolidated companies measure results for tax purposes, on real basis according to changes in the Israeli CPI.

B.	Composition of Tax Expense

	Consolidated				Company

	Year ended December, 31				Year ended December, 31

	2004 U.S. $ (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)	2004 NIS (K)	2003 NIS (K)	2002 NIS (K)

Current taxes	74	320	-	859	266	-	-
Deferred taxes	244	1,053	444	101	853	350	-
Previous year taxes	9	38	(526)	91	43	(392)	-

	327	1,411	(82)	1,051	1,162	(42)	-

-	Current taxes expenses as of 2004 include an amount of 240 thousands NIS due to dividend distribution from “approved enterprise” income of proportionately consolidated company.

-	Deferred taxes expenses as of 2004 include an amount of 330 thousand NIS due to the company’s share in approved enterprise income of proportionately consolidated company, that have yet been distributed and due to depreciation of tax benefits receivable as a result of a lack in certainty on its realization.

C.	Changes in Deferred Taxes:

	Consolidated				Company

	Balance at Dec. 31 2003 NIS (K)	Changes in the year 2004 NIS (K)	Balance at Dec. 31 2004 NIS (K)	Balance at Dec. 31 2004 U.S.$	Balance at Dec. 31 2004 NIS (K)	Changes in the year 2004 NIS (K)	Balance at Dec. 31 2003 NIS (K)

Short-term deferred taxes	201	-	201	47	-	-	-
Long-term deferred taxes	414	(45)	369	85	-	-	-
Provision for short term taxes	-	(163)	(163)	(38)	-	(163)	(163)
Provision for long term taxes	-	(163)	(163)	(38)	-	(163)	(163)

	615	(371)	244	56	-	(326)	(326)

Tax advances on account of undeductible expenses	682	(682)	-	-	527	(527)	-

	1,297	(1,053)	244	56	527	(853)	(326)

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 24 -	TAXES ON INCOME (cont.’)

	D.	Below is a reconciliation between the theoretical tax expense (the regular tax rates applied to the reported income before tax) and the tax expense for the Group:

	Consolidated				Company

	Year ended December, 31 2004 U.S. $ (K)	Year ended December, 31 2004 NIS (K)	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)	Year ended December, 31 2004 NIS (K)	Year ended December, 31 2003 NIS (K)	Year ended December, 31 2002 NIS (K)

Income (loss) before taxes	(1,457)	(6,276)	(18,075)	4,360	(1,452)	(8,943)	5,870
Statutory tax rate	35%	35%	36%	36%	35%	36%	36%
Theoretical tax	(510)	(2,197)	(6,507)	1,570	(508)	(3,219)	2,112

Increase (decrease) in tax due to:
Losses utilized during previous years	(3)	(15)	-	(3,043)	-	-	(2,218)
Permanent differences	(12)	(51)	345	283	16	271	194
Previous years taxes	9	38	(526)	91	43	(392)	-
Items in respect of which no tax benefits were recorded	846	3,647	6,606	2,690	1,611	3,298	(88)
Tax benefits from an approved enterprise	(3)	(12)	-	(540)	-	-	-

	837	3,608	6,425	(519)	1,670	3,177	(2,112)

Taxes on income	327	1,411	(82)	1,051	1,162	(42)	-

E.	Tax rates at which the taxes were calculated:

Current taxes 22% - 35%
Deferred taxes 22% - 35%

In a proportionately consolidated company, the tax rate that was taken into account for the calculation of deferred taxes was 22%, which is the weighted tax rate that is expected to apply upon utilization of the benefits due to the “approved enterprise” (See note 24G).

The Company and consolidated companies have carry forward tax losses amounting to approximately NIS 13 million and NIS 33 million, respectively.

The Company and consolidated companies did not state deferred taxes asset regarding these losses, as there is an uncertainty in utilization possibility.

Consolidated company has a carry forward loss of NIS 6 million that can be utilized between 2005 and 2024.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 24 -	TAXES ON INCOME (cont.’)

	F.	Decrease in corporate tax rates:

On June 29, 2004 an amendment to the Income Tax Law (number 140 and hourly instruction), 2004 was passed by the “Knesset” (Israeli Parliament). This amendment asserts a gradual reduction in the rate of corporate tax from 36% to 30% as follows:

In the year 2004 the tax rate will be 35%, in the year 2005 the tax rate will be 34%, in the year 2006 the tax rate will be 32% and from the year 2007 and forward the tax rate will be 30%.

The impact of changes in tax rate over the consolidated financial statements, results of operations and cash flows is not material.

G.	Benefits of approved enterprise:

Certain investments in fixed assets made by proportionately consolidated company have been granted an “approved enterprise” status subject to the law. The Company chose the alternative income course, accordingly income from the “approved enterprise” will be exempt from taxes for two years after which a reduced tax rate of 20% will be enacted for the remaining benefit period. The benefit period is a 10 year period beginning in the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. These benefits are contingent on an investment by foreigners of at least 50%. The program was enacted in 2000 and accordingly the benefit period is expected to end in 2009. Dividends distributed from “approved enterprise” income will be liable for a 15% corporate tax rate. If the company should distribute dividends from exempt income, at 20% tax rate will be withheld of the amount distributed (see note 2 O). The above mentioned benefits are contingent on the company meeting the terms of the law and regulations and an authorization letter according to which the company invested in an “approved enterprise”. Non - fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

H.	Tax Benefits as an “Industrial Company”

The Company and its proportionately consolidated company are “Industrial companies”, as defined by the Law for the Encouragement of Industry (Taxation) 1969 and, as such, are entitled to certain benefits, mainly accelerated depreciation and the right to claim expenses and amortization of intangible rights, at a period of 8 years, and expenses of registration of stock to commerce at a period of 3 years.

I.	Final tax assessments

The Company, its consolidated companies and its proportionately consolidated company have final tax assessments under the Law up to and including the tax year 2000.

J.	Consolidated companies abroad

Consolidated companies, incorporated abroad, are taxed according to tax laws in countries of their residence.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(In Thousands NIS)

NOTE 25 -	DATA IN NOMINAL TERMS FOR TAX PURPOSES

A. Balance Sheets

	December 31,

	2004	2003
	NIS (K)	NIS (K)

Current Assets

Cash and cash equivalents	3,351	9,460
Short-term investments	99	-
Trade receivables	5,726	2,764
Other receivables and debit balances	1,086	1,487
Inventories	3,261	4,974

	13,523	18,685

Long-term investments

Investments in investee and other companies	14,462	20,442
Funds in respect of employee rights upon retirement, net	563	81

	15,025	20,523

Fixed Assets, net	28,087	29,156

Other assets and deferred expenses	672	531

	57,307	68,895

Current Liabilities

Credit from banks	12,952	13,606
Trade payables	2,629	2,348
Other payables and credit balances	6,308	10,191

	21,889	26,145

Long-Term Liabilities

Long-term bank loans	17,100	17,516
Provision for deferred taxes	163	—
Liability for termination of employee/employer relationship, net	—	—

	17,263	17,516

Shareholders’ Equity

Share capital and capital reserves	28,850	28,679
Accumulated deficit	(9,952)	(2,500)

	18,898	26,179
Treasury stock	(743)	(945)

	18,155	25,234

	57,307	68,895

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(In Thousands NIS)

NOTE 25 -	DATA IN NOMINAL TERMS FOR TAX PURPOSES (cont.’)

B. Statements of Operations

	For the year ended December 31,

	2004	2003	2002

	NIS (K)	NIS (K)	NIS (K)

Revenues	28,941	23,485	39,388
Cost of revenues	16,571	14,769	19,193

Gross profit	12,370	8,716	20,195

Operating Expenses

Research and development expenses, net	3,553	4,840	3,038
Marketing and selling expenses	4,576	5,356	3,554
Administrative and general expenses	5,453	6,763	7,396

	13,582	16,959	13,988

Operating Income (Loss)	(1,212)	(8,243)	6,207

Financing expenses, net	(1,746)	(3,562)	(1,771)
Other income, net	1,742	2,965	2,372

Income (loss) before taxes	(1,216)	(8,840)	6,808
Taxes on income	1,163	(42)	-

Income (loss) before Company’s share in results of Investee companies	(2,379)	(8,798)	6,808
Company’s share in loss of Investee companies	(5,073)	(9,029)	(2,397)

Net income (loss)	(7,452)	(17,827)	4,411

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(In Thousands NIS)

NOTE 25 -	DATA IN NOMINAL TERMS FOR TAX PURPOSES (cont.’)

C. Statement of Changes in Shareholders’ Equity

	Number of shares (1)	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Treasury stock	Retained Earnings (loss)	Total

		NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance at January 1, 2002	10,727,831	5,615	21,618	1,842	-	(945)	10,916	39,046

Exercise of options	3,000	1	4	-	-	-	-	5
Adjustment on translation of financial statements of an autonomous consolidated company	-	-	-	-	122	-	-	122
Net income	-	-	-	-	-	-	4,411	4,411

Balance at December 31, 2002	10,730,831	5,616	21,622	1,842	122	(945)	15,327	43,584

Exercise of options	13,200	7	19	-	-	-	-	26
Adjustment on translation of financial statements of an autonomous consolidated company	-	-	-	-	(549)	-	-	(549)
Net loss	-	-	-	-	-	-	(17,827)	(17,827)

Balance at December 31, 2003	10,744,031	5,623	21,641	1,842	(427)	(945)	(2,500)	25,234

Exercise of options	1,600	1	3	-	-	-	-	4
Issuance of treasury stock	105,396	-	247	-	-	202	-	449
Adjustment on translation of financial statements of an autonomous consolidated company	-	-	-	-	(80)	-	-	(80)
Net loss	-	-	-	-	-	-	(7,452)	(7,452)

Balance at December 31, 2004	10,851,027	5,624	21,891	1,842	(507)	(743)	(9,952)	18,155

                   (1)  Issued and paid up after deduction of treasury stock.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 26 -	EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE CONSOLIDATED STATEMENTS

The financial statements are represented according to Israeli GAAP.

The significant differences between the Israeli GAAP and the U.S. GAAP relate primarily to the following matters:

A. Proportional Consolidation

According to Israeli GAAP, an investment in jointly held investee companies is presented according to the proportionate consolidation method. According to U.S. GAAP, such an investment is presented according to the equity method.

B. Presentation of liability for termination of employee/employer relationship

According to Israeli GAAP, the sum of a funded provision in a provident fund is deducted from the related liability. According to U.S. GAAP, the offsetting of assets and liabilities in these circumstances is not acceptable.

C. Amortization of goodwill

According to Israeli GAAP, goodwill is amortized over the period it is expected to grant the Company future economic benefits. According to US GAAP, goodwill is only amortized in case of impairment.

D. Following are the effects of the differences on the financial statements:

	December 31, 2004				December 31, 2003

	Financial Statements	Effect of Differences	After effect of differences	After effect of differences	Financial Statements	Effect of differences	After effect of differences

	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)

Balance Sheet

Current assets	33,803	(8,125)	25,678	5,960	43,990	(11,778)	32,212
Fixed assets, net	36,548	(1,101)	35,447	8,228	38,233	(961)	37,272
Long-term investments	563	6,243	6,806	1,580	96	10,290	10,386
Other assets and deferred expenses	1,036	(369)	667	155	428	108	536
Current liabilities	31,414	(3,595)	27,819	6,458	35,680	(3,441)	32,239
Long-term liabilities	17,402	243	17,645	4,096	17,716	577	18,293

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 26 -	EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE CONSOLIDATED STATEMENTS (cont.’)

D. Following are the effects of the differences on the financial statements: (cont.)

	December 31, 2004

	Financial Statements	Effect of differences	After effect of differences	After effect of differences

	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *

Profit and Loss
Revenues	61,734	(10,501)	51,233	11,893
Gross profit	25,891	(4,875)	21,016	4,879
Operating loss	4,974	351	(4,623)	(1,072)

Cash Flows
Operating activities	(6,020)	6,450	430	100
Investment activities	(583)	258	(325)	(75)
Financing activities	(1,283)	-	(1,283)	(298)

	December 31, 2003

	Financial Statements	Effect of differences	After effect of differences

	NIS (K)	NIS (K)	NIS (K)

Profit and Loss
Revenues	56,116	(6,960)	49,156
Gross profit	23,518	(4,182)	19,336
Operating loss	(16,324)	657	(15,667)

Cash Flows
Operating activities	(9,217)	2,729	(6,488)
Investment activities	(357)	104	(253)
Financing activities	174	-	174

	December 31, 2002

	Financial Statements	Effect of differences	After effect of differences

	NIS (K)	NIS (K)	NIS (K)

Profit and Loss
Revenues	86,159	(9,488)	76,671
Gross profit	44,747	(7,836)	36,911
Operating income	4,122	(3,603)	519

Cash Flows
Operating activities	13,383	(4,195)	9,188
Investment activities	(748)	32	(716)
Financing activities	428	(244)	184

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

NOTE 26 -	EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE CONSOLIDATED STATEMENTS (cont.’)

E. Proforma Information with Regard to the Effect of FAS-123

Following is the proforma data of the net loss and basic loss per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Financial Statements	Effect of FAS 123	Pro-forma	Pro-forma

	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *

Loss	(7,687)	(606)	(8,293)	(1,925)

Loss per share	(0.71)	(0.06)	(0.77)	(0.18)

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model.

The assumptions used are:

1. Expected life length of the options – 3-4 years.

2. Expected dividend distribution rate – 0%.

3. Expected standard deviation – 101%-110% per year.

4. No-risk interest rate – 3.5% per year.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements

(NIS in Thousands)

Appendix to Financial Statements

Name of company	Percent of direct holding (%)	Name of holding company

Consolidated companies:

Intelitek Inc.	100	RoboGroup T.E.K. Ltd.
Robotec Technologies Ltd.	100	RoboGroup T.E.K. Ltd.
Intelitek Training Systems (1989) Ltd. (formerly Sim-Lev Ltd)	100	RoboGroup T.E.K. Ltd.
Computras Computerized Training Systems Ltd.	100	RoboGroup T.E.K. Ltd.
Computras Marketing Training Systems Equipment (1988) Ltd.	100	RoboGroup T.E.K. Ltd.
Robotec Industries Ltd.	100	RoboGroup T.E.K. Ltd.
MemCall Inc.	100	RoboGroup T.E.K. Ltd.
Eshed Robotec BV.	100	RoboGroup T.E.K. Ltd.
Burelco N.V	100	Eshed Robotec BV .
MemCall LLC	82	Burelco N.V
MemCall Ltd.	100	MemCall LLC

Proportionately consolidated companies:

Yaskawa Eshed Technology Ltd.	50	RoboGroup T.E.K. Ltd.
Yet US Inc.	100	Yaskawa Eshed Technology Ltd.