Form 20-F/A
period 2004-12-31
ROBOGROUP TEK LTD
filed 2005-08-22
CIK 743399

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
For the transition period from to
Commission file number: 0-19435
Or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____

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

Ordinary Shares, par value NIS 0.5 per share
as of December 31, 2004 .......11,238,952

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

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

        The registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, with the Securities and Exchange Commission on June 30, 2004. This Amendment to the Form 20-F is being filed in order to amend a disclosure relating to one of the registrant’s subsidiaries MemCall in Part A of Item 4, and to include the reports of the independent accountants for certain of the registrant’s consolidated subsidiaries, which were not included in the original filing.

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

        Until 2003 we had a third business sector which was comprised of our start-up company MemCall

MemCall was engaged in the development of a new search technology which was intended to reduce the time for locating and retrieving data in computers and communications networks. In December 2003, our board of directors decided to significantly reduce the amount of investment in this activity, and since the beginning of 2004, while we are maintaining four of Memcall’s patents and patent applications, it has become operationally inactive. Nevertheless, during 2004 and the first six months of 2005, we have continued to make efforts to attract potential customers and strategic partners for MemCall.

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

        Investments in our subsidiary MemCall

During the course of 2003, MemCall invested significant efforts in negotiating with potential strategic partners (manufacturers and marketers in the global silicon market) none of which matured into a contract.. MemCall conducted negotiations with several potential strategic partners, none of which matured into a contract. In December 2003 our board of directors decided to significantly reduce our continued investment in Memcall. As at the time of this report, Memcall does not directly employ any employees but is continuing to maintain four of its patents Nevertheless, during 2004 and the first six months of 2005, we have continued to make efforts to attract potential customers and strategic partners for MemCall.

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

Date: August 22, 2005

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

Sincerely Yours,

Chaikin, Cohen, Rubin & Gilboa Certified Public Accountants (Isr.)

Tel-Aviv, March 28, 2005

MOCK & PARTNERS INTERNATIONAL

registeraccountants

AUDITORS’ REPORT

Introduction
We have audited the financial statements of Eshed Robotec B.V., Amsterdam, for the period 1 January – 31 December 2004 (as set out on pages 2 to 8). These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amsterdam, 12 January 2005

Mock & Partners International

Drs. H.J.S. Mock RA

Rapenburgerstraat 109, 1011 VL Amsterdam. Tel: 020 6381881, Fax: 020 6272624

F - 2a

BERRY.DUNN.MCNEIL & PARKER

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
intelitek, Inc.

We have audited the balance sheets of intelitek, Inc. (the Company), a wholly owned subsidiary of Robo Group T.E.K. Ltd. as of December 31, 2004 and 2003, and the related statements of operations, stockholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of intelitek, Inc., as of 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Manchester, New Hampshire
January 31, 2005
(Except for Note 6, as to which the date is February 28, 2005.)

PORTLAND, ME - BANGOR, ME - LEBANON, NH - MANCHESTER, NH
WWW.BDMP.COM

F - 2b

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