Form 20-F/A
period 2004-12-31
ROBOGROUP TEK LTD
filed 2005-08-29
CIK 743399

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A

Amendment No. 2

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

Yes ☐ No ☒

EXPLANATORY NOTE

        The registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, with the Securities and Exchange Commission on June 30, 2004 and Amendment No.1 to such Annual Report on Form 20-F/A on August 22, 2005. This Amendment No. 2 to the Form 20-F is being filed in order to include currently dated Section 302 and 906 certifications which were omitted from Amendment No. 1. Additionally, in light of the fact that the effect of the operations of Eshed Robotec B.V. (one of the registrant’s consolidated subsidiaries) on the Company’s consolidated financial statements, is immaterial, the report of that subsidiary’s independent accountants was not relied upon by the registrant’s principal auditors, contrary to the statement included in the report of the registrant’s principal auditors which were included in Amendment No.1. Consequently, this Amendment No. 2 to the Form 20-F is also being filed in order to withdraw the report of the independent accountants of Eshed Robotec B.V. and to file an accordingly revised report of the registrant’s principal auditors. This Amendment No. 2 also includes a revised report from the independent accountants of another of the registrant’s consolidated subsidiaries, to include a statement that the financial statements of such subsidiary were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ROBOGROUP T.E.K. LIMITED BY: /S/ Rafael Aravot —————————————— Rafael Aravot, Chairman of the Board and Chief Executive Officer

BY: /S/ Haim Schleifer —————————————— Haim Schleifer, Director

Date: August 29, 2005

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1*	Memorandum of Association of the Registrant

1.2***	Articles of Association of the Registrant

2.1***	Specimen of Ordinary Share Certificate

4.1**	1996 Employee Stock Option Plan

4.2****	2003 Stock Option Plan for Israeli Employees

4.3****	2003 Stock Option Plan for Directors

4.4****	2003 Stock Option Plan for Non Israeli Employees

4.5*****	Standby Equity Distribution Agreement, dated June 22, 2004, between Cornell Capital Partners LLP the Registrant.

4.6*****	Placement Agent Agreement, dated June 22, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and the Registrant.

4.7*****	Registration Rights Agreement, dated June 22, 2004, between Cornell Capital Partners LLP and the Registrant.

8******	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed as an exhibit to our registration statement on Form F-1, registration number 06-2-90176 filed with the Securities and Exchange Commission and incorporated herein by reference.

**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.

***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference

****	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference

*****	Filed as an exhibit to our registration statement on Form F-2, registration number 333-119117 filed with the Securities and Exchange Commission and incorporated herein by reference.

******	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2004 and incorporated herein by reference.

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

We have not audited the financial statements of a consolidated company whose assets represent approximately 18% of the total consolidated assets as of December 31, 2004 and 2003 respectively and whose revenues represent approximately 44% 43%, and 28% of the total consolidated revenues for the years ended December 31, 2004, 2003 and 2002 respectively. The financial statements of that company were audited by other independent public accountants whose report has been furnished to us and our opinion, insofar as it relates to amounts included for that company, is based solely on the report of those other public accountants.

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

In our opinion, based on our examination and on the report of the other public accountants referred to above, the above mentioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2004 and 2003 and the results of operations, changes in shareholders’ equity, and cash flows - of the Company and consolidated - for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to the financial statements of the Company, such accounting principles are practically identical in the said countries, save for the measurement in terms of a constant purchasing power, which became an accepted accounting practice in Israel during a period of hyperinflation and save for certain matters summarized in note 26). It is also our opinion that the above mentioned financial statements have been prepared in conformity with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

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

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

F - 2a

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